Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0001
statement pursuant to Securities and Exchange Commission Rule 83

Confidentially submitted to the Securities and Exchange Commission on November 7, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Mauricio Ramos

President and Chief Executive Officer

Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

Phone: +352-277-59094

Email: investors@millicom.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

John Meade, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Phone: (212) 450-4000

Fax: (212) 701-5800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.50 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

101,739,217 shares of Common Stock as of September 30, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes      ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes      ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its
Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☐ No

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0002
statement pursuant to Securities and Exchange Commission Rule 83

i

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0003
statement pursuant to Securities and Exchange Commission Rule 83

ii

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0004
statement pursuant to Securities and Exchange Commission Rule 83

Presentation of Financial and Other Information

Financial statement information

We have included in this registration statement the Millicom Group’s (as defined below) audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 and unaudited condensed consolidated financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017. The Millicom Group’s financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We end our fiscal year on December 31. References to fiscal 2017, fiscal 2016 and fiscal 2015 refer to the years ended December 31, 2017, 2016 and 2015, respectively.

Our principal Guatemala joint venture company, Comunicaciones Celulares, S.A. (“Comcel”) (in which we hold a 55% ownership interest, but which we do not control), met the income threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09(a) of Regulation S-X for the years ended December 31, 2016 and 2017. Financial statements for Comcel are therefore separately provided in Exhibit 99.1 to this registration statement.

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.

Presentation of data

We present operational and financial data in this registration statement. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries and Guatemala and Honduras joint ventures but excluding our Ghana joint venture. We exclude operational data from our Ghana joint venture because, unlike our other joint ventures, we do not consider it a strategic part of our group.  Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto.

We have made rounding adjustments to reach some of the figures included in this registration statement. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this registration statement.

Certain references

Unless the context otherwise requires, references to the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, and the terms “Millicom,” “Millicom Group,” “we,” “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, its joint ventures in Guatemala and Honduras.

Unless otherwise indicated, all references to “U.S. dollars,” “dollars” or “$” are to the lawful currency of the United States of America; all references to “Euro” or “€” are to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and all references to “Swedish Krona” or “SEK” are to the lawful currency of the Kingdom of Sweden. For a list of the functional currency names and abbreviations in the markets in which we operate, see the introduction to the notes to our audited consolidated financial statements.

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0005
statement pursuant to Securities and Exchange Commission Rule 83

Forward-Looking Statements

This registration statement contains statements that constitute “forward-looking” statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. This registration statement contains certain forward-looking statements concerning our intentions, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information.

Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. These statements appear in a number of places in this registration statement and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans;

•	other factors or trends affecting our financial condition or results of operations; and

•	various other factors, including without limitation those described under “Item 3. Key Information—D. Risk Factors.”

2

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0006
statement pursuant to Securities and Exchange Commission Rule 83

This list of important factors is not exhaustive. You should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate. Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section of this registration statement entitled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include factors relating to the markets in which we operate and global economies, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the telecommunications industry in the markets in which we operate and changes in its regulatory environment and factors relating to the competitive markets in which we operate.

3

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0007
statement pursuant to Securities and Exchange Commission Rule 83

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.       Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our Board of Directors as of the date of this registration statement. The business address of all directors is: c/o Millicom International Cellular S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg.

Name	Position
Mr. Tom Boardman	Chairman
Mr. Odilon Almeida	Member
Ms. Janet Davidson	Member
Mr. Tomas Eliasson	Member
Mr. Anders Jensen	Member
Mr. Lars-Åke Norling	Member
Mr. José Antonio Ríos García	Member
Mr. Roger Solé Rafols	Member

Executive Committee

The following table sets forth the names and positions of our Chief Executive Officer (“CEO”) and Executive Vice Presidents (“EVPs”) (collectively, the “Executive Committee”) as of the date of this registration statement. The business address for all members of senior management is: c/o Millicom International Cellular S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg.

Name	Position
Mr. Mauricio Ramos	President and Chief Executive Officer
Mr. Tim Pennington	Senior Executive Vice President, Chief Financial Officer
Mr. Esteban Iriarte	Executive Vice President, Chief Operating Officer, Latin America
Mr. Mohamed Dabbour	Executive Vice President, Head of Africa Division
Mr. Xavier Rocoplan	Executive Vice President, Chief Technology and Information Officer
Ms. Rachel Samrén	Executive Vice President, Chief External Affairs Officer
Mr. Salvador Escalón	Executive Vice President, General Counsel
Ms. Susy Bobenrieth	Executive Vice President, Chief Human Resources Officer
Mr. HL Rogers	Executive Vice President, Chief Ethics and Compliance Officer
Mr. Rodrigo Diehl	Executive Vice President, Chief Strategy Officer

For more information about our Board of Directors and Executive Committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

B.	Advisers

Our external legal advisers are Davis Polk & Wardwell LLP, Hogan Lovells (Luxembourg) LLP and Nord Advokater KB.

Davis Polk & Wardwell LLP’s address is 450 Lexington Avenue, New York, NY 10017.

Hogan Lovells (Luxembourg) LLP’s address is 52, Boulevard Marcel Cahen, L-1311 Luxembourg Grand-Duchy of Luxembourg.

Nord Advokater KB’s address is Katarinavägen 17, P.O. Box 17012, SE-104 62 Stockholm.

4

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0008
statement pursuant to Securities and Exchange Commission Rule 83

C.	Auditors

The Company’s auditors are Ernst & Young S.A., Luxembourg (“E&Y”), with registered office at 35E Avenue John F. Kennedy, L-1855 Luxembourg. E&Y is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States).

Item 2.	Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

Historical financial information

The following tables present selected historical financial data for the Millicom Group. The statement of income data for the Millicom Group set forth below for the years ended December 31, 2017, 2016 and 2015 and the statements of financial position data set forth below as of December 31, 2017 and 2016 are derived from the Millicom Group’s audited consolidated financial statements included elsewhere in this registration statement. The statement of financial position data set forth below as of December 31, 2015 is derived from the Millicom Group’s audited consolidated financial statements not included in this registration statement. The statement of income data for the Millicom Group set forth below for the nine months ended September 30, 2018 and 2017 and the statements of financial position data set forth below as of September 30, 2018 are derived from the Millicom Group’s unaudited interim condensed consolidated financial statements included elsewhere in this registration statement. We have not included financial information as of and for the years ended December 31, 2014 and 2013, as such information is not available on a basis that is consistent with the consolidated financial information included in this registration statement without unreasonable effort or expense.

The Guatemala and Honduras joint ventures were fully consolidated in our financial statements for fiscal 2015, as we had a path to full control as a result of our governance arrangements and certain put and call options. The put and call options expired unexercised on December 31, 2015 and the Guatemala and Honduras operations were deconsolidated in our financial statements from that date. Although our ownership interests remain unchanged, our interests in the Guatemala and Honduras joint ventures are now accounted for under the equity method of accounting in our financial statements and results of operations for fiscal 2016 and subsequent periods (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Comparability of Prior Periods”).

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.

You should read this selected financial data together with “Item 5. Operating and Financial Review and Prospects” and the financial statements and accompanying notes included in this registration statement. The historical results are not necessarily indicative of the Millicom Group’s future results of operations or financial condition.

5

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0009
statement pursuant to Securities and Exchange Commission Rule 83

Selected statement of income data

	Nine Months Ended September 30,		Year ended December 31,
	2018(1)	2017	2017	2016	2015
	(U.S. dollars in millions)
Revenue	3,064	3,020	4,076	4,043	6,264
Cost of sales	(864)	(883)	(1,205)	(1,175)	(1,688)
Gross profit	2,200	2,137	2,871	2,868	4,576
Operating expenses	(1,214)	(1,190)	(1,594)	(1,627)	(2,418)
Depreciation	(516)	(518)	(695)	(678)	(974)
Amortization	(103)	(115)	(146)	(175)	(226)
Share of profit in our joint ventures in Guatemala and Honduras	109	115	141	115	—
Other operating income (expenses), net	66	24	68	(14)	(12)
Operating profit	542	453	645	490	946
Interest and other financial expenses	(271)	(310)	(396)	(372)	(403)
Interest and other financial income	13	11	16	21	21
Other non-operating (expenses) income, net	7	(5)	(4)	20	(600)
Income (loss) from other joint ventures and associates, net	(100)	(54)	(85)	(49)	100
Profit before taxes from continuing operations	191	95	176	109	64
Charge for taxes, net	(71)	(125)	(158)	(179)	(269)
Profit (loss) for the period from continuing operations	120	(30)	18	(70)	(205)
Profit (loss) for the period from discontinued operations, net of tax	(35)	17	51	(20)	(239)
Net profit (loss) for the period	86	(12)	69	(90)	(444)
Attributable to:
The owners of Millicom	84	17	86	(32)	(559)
Non-controlling interests	1	(30)	(17)	(58)	115
Net profit (loss) for the period per share attributable to the owners of the Company	0.84	0.17	0.85	(0.32)	(5.59)
Profit (loss) for the period from continuing operations per share attributable to the owners of the Company	1.18	—	0.34	(0.12)	(3.20)

(1)	IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method. See note 2 to our unaudited condensed consolidated financial statements included elsewhere in this registration statement for additional details regarding the impact of the adoptions.

Selected statement of financial position data

	September 30,	December 31,
	2018	2017	2016	2015
	(U.S. dollars in millions)
Assets
Total non-current assets	7,335	7,646	7,961	8,512
Total current assets	1,744	1,585	1,661	1,871
Assets held for sale	5	233	5	12
Total assets	9,085	9,464	9,627	10,395
Equity and Liabilities
Total non-current liabilities	3,979	4,116	4,361	4,210
Total current liabilities	2,007	1,989	1,898	2,457
Liabilities directly associated with assets held for sale	1	79	—	—
Total liabilities	5,987	6,183	6,258	6,667
Equity attributable to owners of the Company	2,916	3,096	3,167	3,477
Non-controlling interests	182	185	201	251
Total equity	3,098	3,281	3,368	3,728
Total equity and liabilities	9,085	9,464	9,627	10,395

6

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0010
statement pursuant to Securities and Exchange Commission Rule 83

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2018	2017	2017	2016	2015
Share capital	153	153	153	153	153
Number of shares (in thousands)	101,739	101,739	101,739	101,739	101,739
Dividend declared per share (over the period)	2.64	2.64	2.64	2.64	2.64
Diluted net income (loss) per share (over the period) attributable to the owners of the Company	0.84	0.17	0.85	(0.32)	(5.59)

Other revenue data

In addition to consolidated revenue data, the following table sets forth for the periods indicated certain segment revenue data, which has been extracted from notes 5 to our unaudited condensed consolidated financial statements and B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data:

	Nine Months Ended September 30,		Year ended December 31,
	2018	2017	2017	2016	2015
Consolidated:
Mobile revenue	1,689	1,694	2,281	2,343	4,094
Fixed revenue	1,185	1,150	1,553	1,437	1,626
Other revenue	34	30	41	39	39
Service revenue	2,908	2,874	3,876	3,820	5,759
Telephone and equipment	156	145	200	223	505
Total Consolidated Revenue	3,064	3,020	4,076	4,043	6,264

Latin America segment:
Mobile revenue	2,411	2,444	3,283	3,318	3,580
Fixed revenue	1,362	1,299	1,755	1,611	1,621
Other revenue	35	29	40	37	37
Service revenue	3,807	3,772	5,078	4,966	5,237
Telephone and equipment	297	262	363	386	502
Latin America Segment Revenue	4,104	4,034	5,441	5,352	5,740

Africa segment:
Mobile revenue	381	375	509	541	514
Fixed revenue	9	8	12	15	6
Other revenue	3	4	5	6	3
Service revenue	393	387	524	562	522
Telephone and equipment	-	1	2	2	2
Africa Segment Revenue	394	388	526	565	525

B.	Capitalization and Indebtedness

The following table presents our consolidated capitalization as of September 30, 2018. The table should be read in conjunction with the consolidated financial statements and the related notes and with “Item 3. Key Information —A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

7

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0011
statement pursuant to Securities and Exchange Commission Rule 83

As of September 30, 2018
Cash and cash equivalents	758
Debt:
Bonds(1)	1,846
Banks(2)	1,265
Development Financial Institutions	180
Financial leases	353
Total debt	3,645
Total equity	3,098
Total capitalization(3)	6,743

(1)	Represents current and non-current portions of our bond financing as presented in our statement of financial position as of September 30, 2018. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

(2)	Represents current and non-current portions of our bank financing as presented in our statement of financial position as of September 30, 2018. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

(3)	Capitalization refers to total debt plus total equity.

There have been no material changes to the capitalization since September 30, 2018.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

In addition to the other information contained in this registration statement, you should carefully consider the following risk factors before investing in our shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect the business, financial condition and results of operations of the Millicom Group. If any of the possible events described below were to occur, the business, financial condition and results of operations of the Millicom Group could be materially and adversely affected. If that happens, the market price of our shares could decline, and you could lose all or part of your investment.

This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including the risks described below and elsewhere in this registration statement.

Risks relating to our business and the telecommunications and cable industries

We face intense competition from other telecommunications and cable and broadband providers.

The markets in which we operate are highly competitive. Our main mobile, cable and broadband competitors include major international and regional telecommunication providers such as America Movil, Telefonica, AT&T and Liberty Latin America, as well as smaller local operators and mobile virtual network operators (“MVNOs”). Some of our competitors are state-owned entities. Many of our main mobile competitors have substantially greater resources than we do in terms of access to capital. In some of our markets, our mobile competitors may have greater area coverage and fewer regulatory burdens than we do.

Within our markets, mobile telecommunications operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service and area coverage. Price competition is especially significant on mobile services, which represented more than half of our revenue from continuing operations in 2017. Mobile voice and SMS are largely commoditized services, as the ability to differentiate these services among operators is limited, and penetration is high. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.

8

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0012
statement pursuant to Securities and Exchange Commission Rule 83

Competition in our markets is also impacted by the following:

•	There may be more mobile operators than the market is able to sustain, and additional licenses may be awarded in already competitive markets. Regulators may also encourage new entrants by offering them favorable conditions, such as holding spectrum auctions in which certain blocks of spectrum are reserved for new entrants, as was the case in the 2013 auction in Colombia.

•	If new competitors enter into our markets or existing competitors offer more competitively priced products or services, such as eliminating installation fees, subsidizing handsets, modems, wireless routers or set-top boxes or offering content, channels or applications that we do not offer, our customers may move to another operator. Most of our mobile customers are prepaid, which allows them to switch operators at any time without monetary penalty, and some of our cable operator competitors incentivize customers to accept longer contracts, making it difficult to subsequently switch operators.

•	Mobile number portability in our markets removes a disincentive to changing providers and increases completion and churn. As devices with eSIMs are introduced in our markets, allowing customers to change providers without changing their SIM cards, churn and pricing competition among providers may increase, as well.

•	Some of our customers use devices with dual SIM card capability, allowing them to also utilize our competitor’s services, which may negatively affect our mobile voice revenue. If we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could lose a larger percentage of our revenue to our competitors.

•	The proliferation of Voice over Internet Protocol (“VoIP”) offerings for both voice and instant messaging, and the convergence of social media and search products or other services delivered over the internet (referred to as “Over-The-Top” or “OTT” services) further increase competitive risks, as do MVNOs and resellers in Latin America.

•	Our pay-TV services compete with other pay-TV services that may offer a greater range of channels to a larger audience, reaching a wider area distribution (especially in rural areas) for a lower price than we charge for our pay-TV services. We also compete with satellite distribution of free-to-air television programming, which viewers can receive by purchasing a satellite dish and a set-top box without any physical cabling.

•	Our cable TV services are subject to the risk of overbuild and the possibility of wireless substitution.

If we are unable to compete effectively and match or mitigate our competitors’ strategies, or aggressive competitive behavior by our competitors, in pricing our services or acquiring new and preferred customers, or we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could suffer adverse revenue impacts or higher costs for customer retention, which could, individually or together, have a material adverse effect on our business, financial condition and results of operations.

Our industry is experiencing consolidation that may intensify competition.

The telecommunications industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

9

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0013
statement pursuant to Securities and Exchange Commission Rule 83

•	a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services; and

•	other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our services.

Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

A significant proportion of our mobile revenue sources are short-term in nature.

Prepaid customers, who are customers who pay for service in advance through the purchase of wireless airtime or data access, represented 89% of our mobile customers as of September 30, 2018 and generated approximately 60% of our mobile service revenue and 33% of our total service revenue in the first nine months of 2018 on a consolidated basis. For our Latin America segment, prepaid represented 87% of our mobile customers as of September 30, 2018 and generated approximately 63% of our mobile service revenue and 40% of our total service revenue in the first nine months of 2018. As prepaid customers do not sign service contracts, our prepaid customer base is more likely than postpaid customers, who sign service contracts, to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term data packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future, which makes our future revenue expectations harder to predict.

Transition to more subscription-based businesses creates new challenges.

Our transition toward an increasingly subscription-based revenue model has implications for our personnel, systems, and business procedures, as we must dedicate increasing levels of management attention and resources toward managing and mitigating risks related to accounts receivables and collections, as well as billing and customer care. If we are unable to implement and manage the information systems and to properly train our employees, we could experience elevated levels of customer churn and bad debt, which would negatively impact our financial results.

The telecommunications industry is characterized by rapid technological change and continually evolving industry standards, which could harm our competitive position, render our products obsolete and cause us to incur substantial costs to replace our products or implement new technologies.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Our success depends on our ability to adapt to the changing technological landscape. The technologies we utilize today may become obsolete or subject to competition from new technologies in the future. For example, our 3G services may become obsolete when appropriate devices become available and affordable for our customers, and those customers upgrade from 3G to 4G services.

Implementing new technologies requires substantial investment. For example, developing a 4G LTE network requires significant financial investments, and in the nine months ended September 30, 2018, fiscal 2017 and fiscal 2016, we spent $60 million, $53 million and $39 million, respectively, on operational licenses, spectrum acquisitions and renewals (including 4G). However, there can be no guarantee that we will experience our expected return on such investment. For example, as our customers reduce their use of mobile voice and SMS services, we may not see a corresponding increase in their data use, as data transfer rates continue to increase and become more efficient, which could adversely affect our revenue and impede our mobile revenue growth. We also face competition from other networks that provide data transfer and streaming capability on 4G and LTE networks. Additionally, we may require additional or supplemental licenses to implement 5G technology in order to remain competitive, and we may be unable to acquire such licenses on reasonable terms or at all. We may need to incur significant capital expenditures in order to acquire licenses or infrastructure to offer new services to our customers or improve our current services.

10

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0014
statement pursuant to Securities and Exchange Commission Rule 83

Our customers expect that we will continue to regularly introduce more sophisticated telecommunications, media and internet services, such as VoIP, LTE, premium content and high-speed data services, including audio and video streaming, mobile gaming, video conferencing, web hosting, cyber-security and other applications. In particular, the introduction of 5G services into our Latin American markets may draw additional entrants and require infrastructure capital expenditures for providers seeking to gain or maintain competitive advantage. Our ability to attract and retain customers is dependent on our ability to meet customer demand for new technology at the same, or at a quicker rate, than our competitors are able to do.

The growth in internet connectivity has led to the proliferation of entrants offering VOIP services or audio or video content services delivered over the internet. Such operators could displace the services we provide by using our customers’ internet access (which may or may not be provided by us) to enable the provision of voice calls and instant messaging services directly to our customers. Failure to continue to successfully transform business models toward such data-driven products to account for this industry shift could have a negative impact on our legacy services and impact on our results from operations.

Accordingly, our future growth and success will depend, in part, on sourcing new content, new technologies and innovative services and utilizing these technologies, allowing us to generate revenue proportionate to traffic volumes across our networks.

We may not be able to successfully implement our strategic priorities.

Our strategic priorities include, among others, expansion of our high speed data networks (4G and HFC cable), facilitation of growth in our mobile data and cable segments and implementation of technology transformation projects to improve our operating performance and efficiency. However, there can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. A failure to obtain the anticipated benefits of our strategy including increased revenue and cost optimization, or a delay in the implementation of our strategic priorities, could significantly affect our business, financial condition, results of operations, cash flows or prospects.

In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees and other stakeholders, business interruptions and difficulty in recruiting and retaining key personnel, which could have a material adverse effect on our business, financial condition and results of operations.

We may pursue acquisitions, investments or merger opportunities, or divestitures of existing operations, which may subject us to significant risks and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.

We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business, including as part of our growth and rollout strategy to compete with larger competitors in some of our markets or maintain our competitive position in other markets. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. Moreover, we may not be able to successfully complete acquisitions, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.

We may also seek to divest existing operations and/or investments in associates, particularly in our Africa segment which has historically produced lower returns on capital than our Latin America segment and where we have already made a number of divestitures. Any such divestiture would involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; and the possibility of failing to properly manage or time the exit to achieve an optimal return.

11

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0015
statement pursuant to Securities and Exchange Commission Rule 83

We may not successfully complete or otherwise realize the benefits anticipated from the acquisition of shares of Cable Onda S.A., which could adversely affect our business.

On October 7, 2018, Millicom LIH S.A., a wholly owned subsidiary of MIC S.A., MIC S.A. and Medios de Comunicacion LTD and Telecarrier International Limited (the “Sellers”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which, subject to the terms and conditions contained therein, Millicom will purchase 80% of the shares (the “Shares”) of Cable Onda S.A., a company incorporated under the laws of Panama (“Cable Onda,” and together with its direct and indirect subsidiaries, the “Cable Onda Group”), from Sellers for $1,002 million in cash (the “Acquisition”), subject to customary purchase price adjustments (the “Purchase Price”). See “Item 4. Information on the Company—B. Business Overview—Recent developments—The Acquisition.”

No assurance can be given that the Acquisition will be completed when expected, on the terms proposed or at all. Each party’s obligation to consummate the Acquisition is subject to certain conditions, including obtaining consent with respect to the transactions set forth in the Stock Purchase Agreement from (i) at least 51% of the registered holders of Cable Onda’s $185,000,000 single-series 5.75% corporate bonds due 2025 (the “Corporate Bonds”), which otherwise would need to be redeemed at par value, and (ii) the related trustee. There can be no assurance that these conditions will be satisfied or waived or that other events will not intervene to delay or prevent the completion of the Acquisition. If the Acquisition is not completed and the Stock Purchase Agreement is terminated, we may suffer other consequences that could adversely affect our business and results of operations.

The anticipated benefits for Millicom from the Acquisition are, necessarily, based on projections and assumptions about the performance of Cable Onda as part of the Millicom group, which may not materialize as expected or which may prove to be inaccurate. We cannot ensure that the Acquisition will achieve the business growth, profits, cost savings and other benefits we anticipate, or those benefits may take longer to realize than expected. While we believe that the Acquisition is justified by the contemplated benefits, expected benefits may not be obtained, and the assumptions under which we determined to carry out the Acquisition could be incorrect. In addition, we may become liable for unforeseen financial, business, legal, environmental or other liabilities as a result of the Acquisition. In that regard, Cable Onda may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Cable Onda that we will assume upon consummation of the Acquisition and that may not be fully offset by the indemnification available to us under the Stock Purchase Agreement.

Moreover, we may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the Acquisition, including the following:

•	potential disruption of, or reduced growth in, our other businesses, due to diversion of management attention;

•	transaction costs in addition to those already incurred which could reduce the benefits of the Acquisition;

•	challenges arising from operating a business in Panama, a market where we do not currently operate;

•	consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business systems;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from acquiring Cable Onda; and

•	retaining key employees, suppliers and other partners of Cable Onda.

The failure to obtain the expected results and synergies from the integration of Cable Onda, as well as the incurrence of additional costs or achievement of lower benefits or profits (including lower than expected cost savings), could have a material adverse effect on our activities, financial condition, results of operations, cash flows and prospects.

We will incur and assume additional indebtedness in connection with the Acquisition, which will increase interest expense.

We expect to fund the $1,002 million purchase price for the Acquisition by incurring additional indebtedness, including the Bridge Facility and the 6.625% Notes (each as subsequently defined). See “Item 4. Information on the Company—B. Business Overview—Recent developments—Bridge Facility” and “Item 4. Information on the Company—B. Business Overview—Recent developments—6.625% Notes.” In addition, Cable Onda will retain indebtedness incurred pursuant to the Corporate Bonds, which was $185 million as of June 30, 2018, as well as other indebtedness. The Corporate Bonds impose certain restrictions and obligations on Cable Onda. For example, pursuant the Corporate Bonds, Cable Onda is required to retain at all times a Net Debt to EBITDA below 3.0x and dividend payments are only permitted if all required financial ratios are complied with. Cable Onda’s net debt was $207 million at June 30, 2018 (being $241 million of debt less $34 million of cash and cash equivalents). Our increased indebtedness following consummation of the Acquisition could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures, acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.

12

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0016
statement pursuant to Securities and Exchange Commission Rule 83

For any or all of these reasons, a pursuit of an acquisition, investment in or merger with businesses, technologies, services and/or products, or failure to properly execute the divestiture of an existing business, could have an adverse effect on our business, financial condition and results of operations.

If we cannot successfully develop and operate our mobile, cable and broadband networks and distribution systems, we will be unable to expand our customer base and will lose market share and revenue.

Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 4G systems, including 4G LTE, and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. The initial build-out of our networks and distribution systems and sustaining sufficient network performance and reliability is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. Such uncertainties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits and spectrum from regulatory and other local authorities. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. If our equipment or systems become obsolete, we may be required to recognize an impairment charge on such assets, which may have a material adverse effect on our results of operations. To the extent we fail to expand and upgrade our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors, which may hinder recovery of our significant capital investments and have a material adverse effect on our business, financial condition and results of operations.

In addition, we depend upon our ability to deploy sufficient resources to manage our active infrastructure and to effectively manage third parties to operate and maintain the networks we use, including the towers and network infrastructures that are subject to passive infrastructure and tower sharing agreements. Key components of our networks, including hardware and software, may breakdown, and the risk of such breakdown is higher for some of our emerging services as the equipment for them is not yet standardized. We have sold and leased back a significant number of our towers, including in El Salvador, Colombia, Tanzania and Paraguay, as further discussed under “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure,” and we may engage in similar transactions in the future in our other markets. We have also entered into managed services agreements in certain of our African and Latin American markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider and we may no longer have the necessary expertise in-house to perform comparable services, which may negatively impact the quality of the services we provide to our customers.

We are increasingly dependent on key suppliers to provide us with products and services.

We rely on our ability to develop relationships with handset manufacturers and application developers, so that we are able to provide the advanced handsets and services demanded by our customers. The key suppliers of our handsets, both in terms of volume of sales and importance to our operations, are Samsung, Huawei, Apple, Motorola and BMobile. We import directly, or we source our handsets through resellers in our markets such as Brightstar Corporation. We source our SIM cards from two main suppliers. We have limited influence over our key suppliers and cannot assure you that we will be able to obtain required products or services on favorable terms or at all.

We also seek to standardize our network equipment to ease equipment replacement and reduce downtime of our network and to contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Arris, Kaon, Hitron and Microsoft. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.

13

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0017
statement pursuant to Securities and Exchange Commission Rule 83

As our operations are dependent upon access to networks not controlled by us, we rely on interconnect agreements, the terms of which could be made less favorable due to market participants or regulatory changes.

Our ability to provide telecommunications services would be hampered if our access to local and long distance line capacity was limited or if the commercial terms or costs of our interconnect agreements with other wireless and local, domestic and international fixed-line operators were significantly altered. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. Costs may increase significantly as a result of new regulations or commercial decisions by other fixed-line operators or a lack of available line capacity for interconnection.

Many of the mobile telecommunications markets in which we operate have high mobile penetration levels, inhibiting growth opportunities.

The Latin American markets in which we operate have mobile phone service penetration levels that typically exceed 100% of the population. Although there are some opportunities for further growth, our efforts to develop additional sources of revenue may not be successful. Therefore, high mobile penetration rates could constrain future growth and produce an intensification of pricing pressures on all of our mobile services, which could adversely affect our future profitability and return on investments.

Our mobile applications and cable content may not be accepted or widely used by our customers.

We acquire rights to certain services for use by our mobile and cable customers, such as Tigo Music and Tigo Sports, and we have strategic partnerships with major digital players, such as Netflix, Amazon, Deezer and Microsoft. We make long-term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees are negotiated for a number of years and include “per user” billing, which means that we must still pay part of the fees even if the service supplied is no longer popular. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use and our cable business fluctuate primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which we have acquired rights could lead to a fluctuation in our results of operations.

The success of our pay-TV services depends on our ability to access an attractive selection of television programming from content providers. The ability to provide movie, sports and other popular programming is a major factor that attracts customers to pay-TV services. We may not be able to obtain sufficient high quality programming from third-party producers for our cable TV services on satisfactory terms or at all in order to offer compelling cable TV services which could result in reduced demand for, and lower revenue and profitability from, our cable services.

Equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack, could result in reduced user traffic and revenue, require unanticipated capital expenditures or harm our reputation.

Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and our billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous events, including fire, flood, windstorms and other natural disasters, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. Risks to our network include state sponsored censorship, sabotage, theft and poor equipment maintenance, which are ongoing risks, especially in Chad. Unanticipated problems at our facilities, network or systems or at the facilities, network or systems of third parties on which we rely could harm our reputation and impair our ability to retain current customers or attract new customers, and could result in reduced user traffic and revenue, regulatory penalties or penal sanctions, unanticipated capital expenditures, or substantial uninsured losses, which could have a material adverse effect on our business, financial condition and results of operations.

14

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0018
statement pursuant to Securities and Exchange Commission Rule 83

Cyber attacks impacting our networks or systems could have an adverse effect on our business and result in data loss or other security breaches.

Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures as well as disruptions to our or our customers’ operations. Cyber attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years. Other businesses have been victims of ransomware attacks in which the business becomes unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.

The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption and litigation.

Additionally, our business, like that of most retailers and wireless companies, involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We may experience unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches of security that compromise the integrity of confidential information, and such breaches can have a materially adverse effect on our business or damage our reputation. See “We collect and process sensitive customer data,” below.

There can be no guarantee that we will not be subject to cyber attacks which, individually or in the aggregate, may be material to our operations or financial condition.

We may incur significant costs from fraud, which could adversely affect us.

Our high profile and the nature of the products and services that we offer make us a target for fraud. Many of the markets in which we operate lack fully developed legal and regulatory frameworks and have low conviction rates for fraudulent activities, decreasing deterrence for such schemes. We have been in the past and may in the future be susceptible to fraudulent activity by our employees or third party contractors despite having robust internal control systems in place across our operations, which could have a material adverse effect on our results of operations. We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. For example, in 2017, our most significant impact from fraudulent activity was caused by data charging bypass, where customers were able to use data without paying the appropriate charges through unauthorized use of free offers, voucher or rebate codes or through other means. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.

15

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0019
statement pursuant to Securities and Exchange Commission Rule 83

Some of our mobile products and services, such as MFS, are complex and increase our exposure to fraud, money laundering, and reputational risk.

Some of our products and services, such as MFS, have been developed through different distribution channels. Technical or administrative errors could result in customer losses for which we could be responsible, and we may be liable for online fraud and problems related to inadequately securing our payment systems. These services involve cash handling, exposing us to risk of fraud and money laundering and potential reputational damage. We must also keep our customers’ MFS cash in local currency demand deposits in local banks in each market and ensure customers’ access to MFS cash, exposing us to local banking risk. MFS may also be subject to new legislation and regulation. In most markets in which we have launched MFS, the regulations governing our MFS are new and evolving, and, as they develop, regulations could become more onerous, imposing additional reporting or controls or limiting our flexibility to design new products, which may limit our ability to provide our services efficiently or at all. We may not be able to modify our service provision in time to comply with any new regulatory requirements, or new regulation may be applied retroactively. Our failure to respond appropriately to these risks and uncertainties could reduce our revenue, as well as damage our reputation.

Our operations with strategic partners are accompanied by inherent business risks.

We have local shareholding partners in various markets, including subsidiaries that are fully controlled and consolidated in our financial statements (e.g., Colombia and Zanzibar) as well as joint-ventures with local entities in which we exercise joint-control (e.g., Guatemala, Honduras and Ghana). Furthermore, we are minority investors in the tower company Helios Towers, Ltd., Africa Internet Holding GmbH and MKC Brilliant Holding GmbH. In these and other similar operations, our ability to receive dividends or other distributions may depend in part upon the consent of independent shareholders. Our ability to make significant strategic decisions in these operations may depend on consent of the other participants, and our operations may be negatively affected in the event of disagreements with our partners. Further, emerging market investments with local partners are often accompanied by risks, including in relation to:

•	our local partner becoming subject to an investigation, sanctions or liability that adversely affects us and our operations;

•	the possibility that a local partner will breach or terminate the applicable investment or shareholders’ agreement;

•	the possibility that a local partner will hinder development by exercising shareholder rights to block capital increases or other strategic decisions if that partner disagrees with our views on developing the business or loses interest in pursuing the projects; and

•	the loss of a local partner and the associated benefits, such as local insight on operating a business in that market.

Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business.

There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile devices or equipment could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. In addition, the actual or perceived health risks may result in increased regulation of network equipment and restrictions on the construction of towers or other infrastructure. Each of these possibilities has the potential to seriously harm our business.

A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

As of December 31, 2017, approximately 23% of our direct workforce was represented by labor unions. While we have collective bargaining agreements in place, with subsequent negotiations we could incur significant additional labor costs and/or experience work stoppages, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact it would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructurings and other activities that impact employees. Such activities could result in strikes, unrest, or work stoppages, which could have a material adverse effect on our business, financial condition and results of operations.

16

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0020
statement pursuant to Securities and Exchange Commission Rule 83

We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

Rapid growth and expansion may make it difficult to obtain adequate managerial and operational resources and could restrict our ability to successfully expand our operations, and any loss of key management and technical personnel could adversely affect our business.

Our operating results depend, in significant part, upon the continued contributions and capacity of key senior management and technical personnel. Management of profitable growth will require, among other things:

•	stringent control of network build-out and other costs;

•	excellence in sales, marketing and distribution;

•	continued innovative product development and deployment;

•	excellence in customer experience management;

•	continued development of financial and management controls and information technology systems;

•	successful integration of new operations;

•	transformation, digitalization and convergence of operating models;

•	implementation and operation of adequate and effective internal controls;

•	hiring and training of new personnel;

•	ensuring the health and safety of our personnel and compliance with related risk management practices; and

•	coordination among our logistical, technical, accounting, legal and finance personnel.

Our success will depend on our ability to continue to attract, develop, motivate and retain qualified personnel. Certain of our key employees possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. Competition for personnel in our markets is intense due to scarcity of qualified individuals. We put a high priority on training and developing local expertise in-house but it may take time for them to develop capacity, and retaining qualified staff can be challenging, as well. Furthermore, integration of new management would require additional time and resources, which could adversely affect our ability to implement our business strategy. We also need new competencies for the new businesses and services we launch, including in the digital field where there is heightened competition for talent. Our failure to successfully manage our growth and personnel needs would have a material negative effect on our business and results of operations.

An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our operating results and financial condition.

Deterioration in the economic environment could have an adverse effect on the level of demand for our products and services. This could also impact our growth in mobile telecommunications and broadband products and services. We are particularly susceptible to any deterioration in the economic environment in the countries in which we have our largest operations, namely Colombia, Guatemala, Paraguay, Honduras and Bolivia.

17

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0021
statement pursuant to Securities and Exchange Commission Rule 83

Telecommunications in emerging markets in general and in our markets in particular, account for a significant part of gross domestic product (“GDP”) and of disposable income. As such, any change in economic activity level may impact our business. General inflation could affect our business as consumers’ acceptance of potential price increases of our products is uncertain. Food price inflation may affect low income customers and may lead to a redistribution of income within the countries where we operate.

Furthermore, changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could have an impact on the economies in which we operate, particularly in Latin America. Any decision taken by the U.S. government that has an impact on the Latin American economy, such as by reducing the levels of remittances, reducing commercial activity between the countries in which we operate and the United States, or slowing direct foreign investment, could adversely affect the disposable income of consumers.

Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.

As the factors we consider in formulating our strategy change (including information, such as customer data insights, on new markets into which we may consider expanding), we face the risk of not having access to sufficient industry, operational or market data inputs to properly inform our decision-making or needing to rely on poor quality information. There is also a risk that the data to which we have access will be analyzed improperly, if the relevant personnel lack appropriate experience, oversight, or relevant skill sets in data analysis, including through insufficient consideration of interrelationships of key variables such as market dynamics, trends, availability of cash and resources, agility, opportunities and risk factors affecting our business. If we are forced to make assumptions regarding key variables and are unable to consider alternatives to, and consequences of, strategic decisions on a fully informed basis, it may lead to missed opportunities or inefficient capital allocation that could have an adverse effect on our business, financial condition or results of operations.

The inability to manage a crisis could harm our brand and lead to increased government obligations in the future.

Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could harm our brand image, lead to increased customer churn and lead to new and burdensome regulatory obligations in the future.

Legal and Regulatory Risks

The telecommunications and broadcasting market is heavily regulated.

The licensing, construction, ownership and operation of mobile telephone, broadband and cable TV networks, and the grant, maintenance and renewal of the required licenses or permits, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets in which we operate, which can lead to disputes with government regulators. For example, the Colombian regulator has challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had recorded. The regulator has sought to nullify an arbitral award in our favor in this matter. In addition, certain other aspects of mobile telephone operations, including rates charged to customers and resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. For example, interconnect fees, which represented 7% of our revenue in fiscal 2017, are subject to reduction by regulators. Regulators in certain of our markets have reduced interconnect fees and if rates are reduced further or regulators in other markets reduce interconnect fees, these measures could have a material adverse effect on our overall results of operation. Additionally, because of our market share, regulators could impose asymmetric interconnection or termination rates, which could undermine our competitive position in the markets in which we operate and adversely affect our business.

18

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0022
statement pursuant to Securities and Exchange Commission Rule 83

Changes in regulations may subject us to legal proceedings and regulatory actions, and may disrupt our business activities, such as affecting prices or requirements for increased capital investments, which could materially adversely affect our results of operations. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons, where authorities suspect criminal gangs are smuggling mobile phones into prisons for criminal purposes. Similar laws have been considered or proposed in Guatemala. Further, regulations which make it commercially unviable to subsidize our mobile customers’ handsets, or set an expiry date on when our customers must use their prepaid minutes, data or SMS bundles, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services cannot be bundled and must be invoiced separately, significantly limiting our ability to attract new mobile customers by offering handsets at subsidized prices. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. Such types of regulatory changes could have a material adverse effect on our results of operations.

For more information on the regulatory environment in the markets in which we operate, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

The availability of spectrum is limited, closely regulated and increasingly expensive, and our licenses are granted for finite periods.

The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions. If we acquire spectrum through acquisition, regulators may require us to surrender spectrum to secure regulatory approval. Most of our licenses are granted for specified terms, and we can have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2021, 2022 and 2023), Colombia (2019, 2021 and 2023), and Ghana (2021 and 2024), and our pay TV license in Colombia (2019) and our fixed line license in Ghana (2019). If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or permit a more limited scope of service. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

Our telecommunications licenses and legislation regulating the telecommunications industry in the countries in which we operate impose standards and conditions on our operations. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans, could harm our reputation and could materially adversely affect our business, financial condition and results of operations. For example, the Tanzanian government implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering by December 31, 2016. As we have not yet complied with this requirement, the maximum penalty for non-compliance could include a revocation of our telecommunications licenses in Tanzania.

We collect and process sensitive customer data.

We increasingly collect, store and use customer data that is protected by data protection laws in the ordinary course of our operations and through our mobile applications and MFS. Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata), and in some countries, authorities can intercept communications, sometimes directly or without our knowledge. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time. Since certain services we offer are accessed by, or provided to customers within, the European Union, we are subject to the European Union data protection regulation known as the General Data Protection Regulation (GDPR), which imposes significant penalties for non-compliance.  In addition, some of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we may fail to do so and certain data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, damage to our reputation and customer churn and could have an adverse effect on our business, financial condition and results of operations.

19

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0023
statement pursuant to Securities and Exchange Commission Rule 83

Our intellectual property rights are costly and difficult to protect, and failing to maintain the historical reputation of our brands or impairment of our intellectual property rights would adversely affect our business.

Our intellectual property rights, including our key trademarks and domain names, which are well known in the markets in which we operate, are important to our business. The brand name Tigo and currently used figurative trademark are extremely important assets and contribute to our success in our markets. If we are unable to maintain the reputation of and value associated with our Tigo or UNE brand names, we may not be able to successfully retain and attract customers.

We rely upon a combination of trademark and copyright laws, database protections and contractual arrangements, where appropriate, to establish and protect our intellectual property rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. The diversion of our management’s time and resources along with potentially significant expenses that could be involved in protecting our intellectual property rights in our markets, or losing any intellectual property rights, could materially adversely affect our business, financial condition and results of operations. Our reputation may be harmed if any of the risks described in this “Risk Factors” section materialize. Any damage to our reputation or to the value associated with our Tigo or UNE brands could have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption and anti-bribery laws.

We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.

On October 21, 2015, we reported to law enforcement authorities in the United States and Sweden potential improper payments made on behalf of our joint venture in Guatemala. On May 4, 2016, we received notification from the Swedish Public Prosecutor that its preliminary investigation has been discontinued on jurisdictional grounds. On April 23, 2018, the U.S. Justice Department informed us that it is closing its investigation into this matter. Although we understand that this matter is no longer under active investigation, if any governmental investigation into this matter were to be reopened, or a similar matter or investigation were to arise in the future, an adverse outcome, including remedial actions that may need to be taken as a result of the investigations or penalties that may be imposed by law enforcement authorities, could negatively impact our business, financial condition, results of operations, cash flows and prospects.

We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

20

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0024
statement pursuant to Securities and Exchange Commission Rule 83

We operate in countries which pose elevated risks of corruption violations. For example, on July 14, 2017, the International Commission Against Impunity in Guatemala (“CICIG”), disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala’s attorney general and CICIG executed search warrants on the offices of Comcel and this matter remains under investigation. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects.

Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows or prospects.

Our risk management and internal controls may not prevent or detect violations of law.

Our existing compliance controls may not be sufficient in order to prevent or detect inadequate practices, fraud or violations of law by our intermediaries, sales agents or employees. If any of these individuals or entities receive or grant inappropriate benefits or use corrupt, fraudulent or other unfair business practices, we could be confronted with legal sanctions, penalties and harm to our reputation. Given our international operations, group structure, and size, our internal controls, policies and our risk management may not be adequate, which could have a material negative impact on our reputation, business activities, financial position and results of operations.

New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.

We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities.

We may be subject to legal liability associated with providing online services or media content.

We host and provide a wide variety of services and products that enable our customers to conduct business, and engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their customers is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other theories based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates applicable law or third-party rights.

We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.

21

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0025
statement pursuant to Securities and Exchange Commission Rule 83

Risks relating to the markets in which we operate

Some of the countries in which we operate have a history of political instability and any current or future instability may negatively affect our revenue or ability to conduct business.

We offer telecommunication services in 10 markets in Latin America and Africa. The Latin American markets in which we operate are Bolivia, Colombia, Costa Rica, El Salvador, Nicaragua, Paraguay and, through our joint ventures, Guatemala and Honduras. The African markets in which we operate are Chad and Tanzania. Our joint venture with Bharti Airtel operates in Ghana. Many of the countries in which we operate are considered to be emerging economies and can therefore be subject to greater political and economic risk than developed countries. The governments of these countries differ widely with respect to type of government, constitution, and stability and many of these countries lack mature legal and regulatory systems. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, El Salvador has one of the highest murder rates in the world due to violent crime gangs, and Nicaragua and Chad have recently experienced civil unrest. Such events can pose additional risks to the health and safety of our employees and in some cases this may impede or delay our ability to provide service to our customers or potential customers. Any political instability or hostilities in the markets in which we operate can hinder economic growth and reduce discretionary consumer spending on our services and may result in damage to our networks or prevent us from selling our products and services.

We face a number of risks as a result of such political instability, ranging from the risk of network disruption, sometimes resulting from government requests to shut down our network in areas experiencing hostilities or crime, as well as forced and illegal abuse of our network by political forces. We also face the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to operate our business as previously conducted in such countries. Any of these events would adversely affect our results of operations.

The countries in which we operate have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

The governments of the jurisdictions in which we operate may, at times, attempt to nationalize telecommunications operations or take other action that is unfavorable to foreign business interests. For example, in 2008 the Bolivian government nationalized the telecommunications company Entel, which had been privatized under previous presidential regimes, and in September 2013, the Bolivian president threatened to nationalize private mobile operators in Bolivia, including our Bolivian operations, if they did not adequately support the government in investigating crime. Other such actions might take place to limit foreign investment or regain more control over national economies or industries considered to be of strategic national importance in the countries in which we operate.

Governments of the countries in which we operate may also impose measures to lower tariffs offered to customers or increase taxes on private foreign owned businesses such as ours to increase government revenue. Measures like these may have the effect of increasing our network operation or roll-out costs and reducing the profitability of our operations and threaten our return on investment.

Most of the countries in which we operate have underdeveloped economies with low GDP per capita and therefore any increased inflationary pressures and downturns could significantly impact our revenue.

Consumption of mobile telephone and fixed-line services in the markets in which we operate is driven by a country’s GDP, inflation, the level of consumer discretionary income, and consumers’ willingness to accept potential price increases. Most of these economies have large populations living on a paycheck to paycheck basis and primarily spending income on basic items such as food, housing and clothing, with less income to spend on discretionary items like mobile, cable or broadband services. Downturns in the economies of any particular country or region in which we operate may adversely affect demand for our services, which would negatively impact our revenue. Some countries in which we operate have historically experienced high inflation rates, although in recent years the rates have been more stable. Periods of significant inflation in any of our markets could adversely affect our costs and financial condition as well as reducing the discretionary income of our less affluent customers, and therefore their purchasing power for telecommunications services. The loss of customers following a significant economic downturn could result in loss of a significant amount of expected revenue. As we incur costs based on our expectations of future revenue, our failure to accurately predict revenue could adversely affect our business, financial condition, results of operations and business prospects.

22

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0026
statement pursuant to Securities and Exchange Commission Rule 83

Fluctuations or devaluations in local currencies in the markets in which we operate against our U.S. dollar reporting as well as our ability to convert these local currencies into U.S. dollars to make payments, including on our indebtedness, could materially adversely affect our business, financial condition and results of operations.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. In the markets in which we operate, we collect revenue from our customers and from other telecommunications operators for interconnect charges in mostly local currencies, and there may be limits to our ability to convert these local currencies into U.S. dollars. We hold most of our readily available cash in U.S. dollars in order to mitigate the risk of local currency devaluation. However, local currency exchange rate fluctuations in relation to the U.S. dollar may have an adverse effect on our earnings, assets and cash flows when translating or converting local currency into U.S. dollars. For example, the devaluation of the Columbian peso in 2015 had an approximately $250 million impact on consolidated revenues for fiscal year 2015. For each of our operations that report their results in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces our profits while also reducing our assets and liabilities. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars ultimately received by MIC S.A. is affected by fluctuations in exchange rates against the U.S. dollar. In addition, exchange rates impact the Millicom Group’s earnings, assets and cash flows as many of our operating subsidiaries have U.S. dollar denominated debt, due to unavailability of, or lack of commercially acceptable long-term financing in local currencies.

Due to lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures. We had net foreign exchange gains of $18 million in fiscal 2017 compared to net foreign exchange gains of $25 million in fiscal 2016. At the operational level we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by lack of long-term financing in local currency or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a great extent than turnover in established countries. Some of the emerging markets in which we operate are susceptible to social unrest, which may lead to military conflict in some cases. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.

23

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0027
statement pursuant to Securities and Exchange Commission Rule 83

Further, the nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.

Investors should fully appreciate the significance of the risks involved in investing in a company with significant operations in emerging markets and are urged to consult with their own legal, financial and tax advisors.

Most of the countries where we operate lack reliable nationwide infrastructure or have infrastructure in poor condition and, particularly in Africa, have an insufficient supply of electricity.

Most of the countries in which we operate often lack modern or reliable infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. In general, the rural areas in each of the countries in which we operate often lack the most basic infrastructure. In some cases, we must build our cell sites without the benefit of roads and other infrastructure, which increases our network development and maintenance costs. Governments in emerging markets have been known to address the lack of telecommunications infrastructure by implementing universal service funds, which are taxes levied on revenue from telecommunications services. The purpose of universal service funds is to subsidize the expansion of basic communication services throughout a country, even in remote areas, at affordable prices. Of the markets in which we operate, only Bolivia imposes a universal service fund levy on telecommunications providers, in the amount of 1.0% to 2.0% of revenue. If the governments of the other markets in which we operate were to impose similar levies it would negatively impact the profitability of our operations.

The electricity supply is insufficient in certain of the African countries in which we operate due to underdevelopment of electricity sectors compared to the pace of economic growth in such countries. In certain countries, we must rely on diesel-powered generators or solar panels to power our radio sites and some of our towers have solar back-up power or hybrid deep cycle backup batteries. These measures increase our costs and impact the profitability and reliability of our network in our African operations.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in the markets in which we operate are unpredictable, which gives rise to significant uncertainties and complicates our tax planning and business decisions. For example, in Colombia, a net wealth tax was introduced in 2015, which applies to both residents and non-residents of Colombia whose net worth exceeds COP 1 billion (approximately $700,000), and El Salvador approved the introduction of a 5% tax on telecommunication services to finance government security plans in 2015. Additionally, on January 1, 2017, an 18% excise tax on revenues was introduced in Chad. These new taxes impact the profitability of our operations.

The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. We cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. Many of our operating companies are often forced to negotiate their tax bills with tax inspectors who may assess additional taxes. We are currently addressing tax disputes with the local tax authorities in several jurisdictions, further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax disputes.”

Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.

24

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0028
statement pursuant to Securities and Exchange Commission Rule 83

Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.

The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of emerging markets legal systems, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these factors could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.

Further, the legal systems in many of the emerging market countries in which we operate are less developed than those in more established markets, which creates uncertainties with respect to many of the legal and business decisions that we make. Such uncertainties include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement, broad regulatory authority held by telecommunications regulators, inconsistency and lack of transparency in the judicial interpretation of legislation and corruption in judicial or administrative processes or systems. We may not always have access to efficient avenues for appeal and may have to accept the decisions imposed upon us. This could adversely affect our business and our revenue. For more information concerning the legal proceedings to which we are subject, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We have a weaker market position and face a challenging competitive and regulatory environment in Colombia, our largest Latin American market, relative to our other markets.

Relative to our other markets, the telecommunications sector in Colombia is characterized by having a larger number of competitors, including America Movil and Telefonica, which are larger than us and have greater access to capital and other resources than we do, and by having more stringent regulatory conditions. For example, regulation implemented in 2015 impedes our ability to bundle service contracts with handset subsidies, and in 2017 new regulation was implemented to cap the rates that we are allowed to charge on services sold on a wholesale basis. Relative to our other markets, our competitive position is also weaker in Colombia, where we are the third-largest mobile operator and the second-largest provider of fixed services, as measured by subscribers. This contrasts with our competitive position in our other markets, where we are either the largest or second-largest mobile operator, and where we face more benign competition for our fixed services. Among the countries where we compete, Colombia is the largest, as measured by the size of its population and GDP, and the country is the largest contributor to our revenues. Given the importance of Colombia to our results, if we are unable to sustain or improve our position in that market, or if we are faced with new regulation, this could have a material impact on our consolidated financial results.

Most of our operations generate revenue in the local currency of the country in which they operate. The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.

As substantially all our revenue is generated by our local operations, MIC S.A. is reliant on its subsidiaries’ and joint ventures’ ability to transfer funds to it. Although foreign exchange controls exist in some of the countries in which our companies operate, none of these controls significantly restricts the ability of our operating companies to pay interest, dividends, technical service fees, and royalty fees or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, foreign exchange controls may be strengthened, or introduced in the countries where we operate, which could restrict MIC S.A.’s ability to receive funds from those operations. In addition, in some countries it may be difficult to convert local currency into foreign currency due to limited liquidity in foreign exchange markets. These restrictions may constrain the frequency for possible upstreaming of cash from our subsidiaries to MIC S.A. in the future. These and any similar controls enacted in the future may cause delays in accumulating significant amounts of foreign currency, and cause exchange risk, which could have an adverse effect on our results of operations.

Our functional currency is the U.S. dollar; however, our headquarters are located in Luxembourg and our operations are in various countries with different currencies. We are exposed to the potential impact of any alteration to, or abolition of, foreign exchange which is “pegged” at a fixed rate against the U.S. dollar. Any “unpegging,” particularly if the currency weakens against the U.S. dollar, could have an adverse effect on our business, financial condition or results of operations.

25

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0029
statement pursuant to Securities and Exchange Commission Rule 83

Risks relating to the Company and the Millicom Group

Our ability to generate cash depends on many factors beyond our control and we may need to resort to additional external financing

Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, and technical elements and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets.

We require a significant amount of capital to operate and grow our business. We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including increases in interest rates, could increase our cost of borrowing and/or make it more difficult for us to obtain financing for our operations or refinance existing indebtedness. In addition, our borrowing costs can be affected by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by customary credit metrics. A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing. A severe disruption in the global financial markets could impact some of the financial institutions with which we do business, and such instability could also affect our access to financing.

In particular, periods of industry consolidation require businesses to raise debt and equity capital to remain competitive. An inability to access capital during such periods could have an adverse effect on our business, financial condition or results of operations.

The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.

As of December 31, 2017, our consolidated indebtedness was $3,785 million, of which MIC S.A. incurred $1,255 million directly, and MIC S.A. guaranteed $671 million of indebtedness incurred by its subsidiaries. In addition, our Guatemala and Honduras joint ventures had indebtedness of $1,383 million as of December 31, 2017. As of December 31, 2017, MIC S.A. also had $56 million of carrying value of foreign currency hedges on the SEK Bonds. As of December 31, 2017, our share of pledged deposits was $1 million.

We may incur additional debt in the future. Although certain of our outstanding debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The incurrence of additional debt could, among other things, require us to dedicate a substantial portion of our cash flow to payments on our debt, thus reducing availability of cash to fund organic growth or corporate purposes, omit our flexibility to plan for or react to changes in our business or the industry or markets in which we operate, increase our vulnerability to a downturn in our business or general economic conditions, place us at a competitive disadvantage compared to competitors who might have less debt, or restrict us from pursuing strategic acquisitions or exploiting certain business opportunities. If we substantially increase our level of debt we may experience other negative consequences, including reducing our ability to pay dividends and preventing us from complying with our dividend policy, and find it more difficult to satisfy our obligations with respect to our debt.

MIC S.A. is a holding company, and as a result, it is dependent on cash flow from its operating subsidiaries and joint ventures to service its indebtedness, which may be limited by local law.

MIC S.A. is a holding company and its primary assets consist of shares in its subsidiaries and joint ventures and cash in its bank accounts.

As a holding company, MIC S.A. has no significant revenue generating operations of its own, and therefore its cash flow and ability to service its indebtedness will depend primarily on the operating performance and financial condition of its operating subsidiaries and its receipt of funds from such subsidiaries in the form of dividends or otherwise. There are legal limits on dividends that some of MIC S.A.’s subsidiaries are permitted to pay. Further, some of our indebtedness imposes restrictions on dividends and other restricted payments, which are described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing.” MIC S.A.’s operating subsidiaries may not generate income and cash flow sufficient to enable MIC S.A. to fund its payment obligations on its debt obligations, because its ability to provide funds will depend, to some extent, on general economic, financial, competitive, market and other factors, many of which are beyond its control.

26

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0030
statement pursuant to Securities and Exchange Commission Rule 83

The cash flow we generate and our ability to sustain dividend payments near current levels are highly-dependent on the dividends we receive from our joint ventures in Guatemala and Honduras.

Our joint ventures in Guatemala and Honduras are the largest providers of mobile services in their respective markets, as measured by subscribers. As a result mostly of this market leadership, both joint ventures enjoy healthy profit margins that are higher than the Millicom Group’s margins, and our Guatemala and Honduras joint ventures have historically generated healthy cash flows and paid dividends. For the year ended December 31, 2017, the Millicom Group received dividends from these joint ventures totaling $203 million, representing our share of the total dividends paid by our joint ventures; and the Millicom Group paid $265 million in dividends to its own shareholders during the same year. If the financial condition of our joint ventures deteriorates or if they choose to reduce future dividend payments, or if we fail to diversify our sources of cash flow, our liquidity could suffer, and we may not be able to sustain dividend payments to our shareholders.

MIC S.A. provides essential support and services to our operating subsidiaries and joint ventures which would be detrimental if discontinued or might be challenged as not being on an arm’s-length basis.

MIC S.A. provides our operating subsidiaries and joint ventures with services that substantially benefit them and would be detrimental to our future operations and growth if they were to be discontinued. These services include:

•	financing;

•	increased bargaining power with its suppliers;

•	technical and management services, such as business support services (including a shared services center in El Salvador, digital transformation, customer experience, procurement, human resources support and legal, IT and marketing services) and advisory services related to the construction, installation, operation, management and maintenance of its networks; and

•	trademark licensing agreement for use of the Tigo trademark and/or Millicom name, which are non-transferable and continue for an indefinite period unless terminated pursuant to the terms of the agreement.

If MIC S.A. were unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, or if these trademark license agreements were terminated, our operating subsidiaries and joint ventures may be disrupted and our business, financial condition and results of operations could be materially adversely affected. In addition, tax authorities could argue that some of these services are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the service MIC S.A. provides.

Kinnevik AB owns a significant amount of MIC S.A.’s shares, giving it substantial management influence that may not align with the interests of our other shareholders.

As of December 31, 2017, Kinnevik AB, MIC S.A.’s largest shareholder, owned 37,835,438 shares in MIC S.A., representing 37.2% of the voting shares on that date. As a result, Kinnevik AB could exert significant influence over the strategic, operating and financial policies of the Millicom Group. MIC S.A.’s nomination committee nominates members to MIC S.A.’s board of directors and is comprised of some of our largest shareholders, including Kinnevik AB. One of our eight directors is a director of Kinnevik AB and another of our directors is an executive officer of a company in which Kinnevik AB holds 20% of the share capital and 47% of the voting rights. Kinnevik’s interests could potentially conflict with the Millicom Group’s interests and/or the interests of our other shareholders. Although we currently are not considered to be a “controlled company” under Nasdaq corporate governance rules, we could in the future become a controlled company if Kinnevik AB were to acquire more of MIC S.A.’s shares.

A “controlled company” pursuant to Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group, or another company. As of December 31, 2017, Kinnevik AB, MIC S.A.’s largest shareholder, owned 37,835,438 shares in MIC S.A., representing 37.2% of the voting shares on that date. We could in the future become a controlled company under Nasdaq corporate governance rules if Kinnevik AB were to acquire additional shares and hold more than 50% of the voting shares in MIC S.A.

If this were to occur, we may in the future elect to rely on the “controlled company” exemptions under the Nasdaq corporate governance rules, in particular in the event that we no longer qualify as a foreign private issuer and therefore cease to be eligible for the exemptions separately provided by such status. As a controlled company, we would be eligible to and could elect not to comply with certain of the Nasdaq corporate governance standards. Such standards include the requirement that a majority of directors on our board of directors are independent directors and the requirement that we have a compensation committee consisting entirely of independent directors. In such a case, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards.

27

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0031
statement pursuant to Securities and Exchange Commission Rule 83

The Company is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.

Holders of our shares may have more difficulty protecting their interests than would shareholders of a company incorporated in a jurisdiction of the United States. The Company is incorporated under and subject to Luxembourg laws. Luxembourg laws may differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Luxembourg laws governing the shares of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. For example, neither our Articles of Association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.

In addition, under Luxembourg law, by contrast to the laws generally applicable to U.S. corporations, the duties of directors of a company are in principle owed to the company only, rather than to its shareholders. It is possible that a company may have interests that are different from the interests of its shareholders. Shareholders of Luxembourg companies generally do not have rights to take action themselves against directors or officers of the company. Directors or officers of a Luxembourg company must, in exercising their powers and performing their duties, act in good faith and in the interests of the company as a whole and must exercise due care, skill and diligence. Directors have a duty to disclose any personal interest in any contract or arrangement with the company in case such interest would constitute a conflict of interest. If any director has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the company, Luxembourg law provides that such director will not be entitled to take part in the relevant deliberations or exercise his vote with respect to the approval of such transaction. If the interest of such director does not conflict with the interests of the company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. If a director of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may, in addition, be jointly and severally liable with other directors implicated in the same breach of duty.

Risks relating to our Registration with the SEC and Ownership of our Shares

The obligations associated with being a public company in the United States will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a U.S. public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a U.S. public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from turnover-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

28

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0032
statement pursuant to Securities and Exchange Commission Rule 83

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We currently anticipate that we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2019 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may also experience higher than anticipated operating expenses during the implementation of these changes and thereafter, should we need to hire additional qualified personnel to help us become compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

MIC S.A. is a Luxembourg public limited liability company (société anonyme) and some of its directors and executive officers are residents of countries other than the United States. Most of the Company’s assets and the assets of some of its directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or the Company or to enforce in U.S. courts or outside the United States judgments obtained against such persons or the Company. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws. We have been advised by our Luxembourg counsel, Hogan Lovells (Luxembourg) LLP that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability which is not subject to appeal or any other means of contestation, and is enforceable in the relevant state will be recognized and enforced against MIC S.A. by a court of competent jurisdiction of Luxembourg, without re-examination of the merits of the case, subject to compliance with the applicable enforcement procedure (exequatur). Under articles 678 et seq. of the New Luxembourg Code of Civil Procedure, exequatur will be granted if the Luxembourg court is satisfied that all of the following conditions are met: (i) the foreign court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules, and such jurisdiction is recognized by Luxembourg private international and local law; (ii) the foreign judgment is enforceable in the foreign jurisdiction; (iii) the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules; (iv) the foreign court has acted in accordance with its own procedural laws; (v) the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and (vi) the foreign judgment does not contravene public policy (ordre public) as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature.

The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	entry to new markets or exit from existing markets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our shares;

29

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0033
statement pursuant to Securities and Exchange Commission Rule 83

•	additions or departures of key personnel;

•	regulatory developments; and

•	litigation and governmental investigations or actions.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling common shares and may otherwise negatively affect the liquidity of our common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

There is no existing market for our common shares on a national securities exchange in the United States, and we do not know if one will develop to provide you with adequate liquidity.

Since the delisting of our shares from NASDAQ in the United States in May 2011, there has been no public market for our common shares on a national securities exchange in the United States. We cannot predict the extent to which investor interest in our common shares will lead to the development of an active trading market on the U.S. national securities exchange on which we list our common shares or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.

Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price and future sales of our common shares may be dilutive.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of shares. In the future, we may issue our shares, among other reasons, if we need to raise capital or in connection with merger or acquisition activity. The amount of our common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital. Sales of shares in the future may be at prices below prevailing market prices, thereby having a dilutive impact on existing holders and depressing the trading price of our common stock.

Our ability to pay dividends is subject to our results of operations, distributable reserves, solvency requirements and on our ability to upstream cash; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.

Any determination to pay dividends in the future will be at the discretion of our board of directors (as to interim dividends) and at the discretion of the shareholders at the annual general meeting upon recommendation of the board of directors (as to annual dividends) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and the shareholders at the annual general meeting, respectively, deem relevant. We are not required to pay dividends on our common shares, and holders of our common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our existing and future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our common shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions on our ability to repatriate funds and under the terms of the agreements governing our indebtedness.

If securities or industry analysts in the United States do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common shares could decline.

The trading market for our common shares in the United States will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may not have significant research coverage by securities and industry analysts in the United States. If no additional securities or industry analysts commence coverage of us, or if we fail to adequately engage with analysts or the investor community, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage in the United States, if one or more of the analysts who covers us downgrades our common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our common shares to decline.

30

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0034
statement pursuant to Securities and Exchange Commission Rule 83

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Luxembourg laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Luxembourg law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.

We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq.

Luxembourg law does not require that a majority of our board of directors consists of independent directors. While we currently have a board of directors that is independent of the Company (i.e., the board members are not members of management or employees of the Company), our board of directors may in the future include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Similarly, we have adopted a compensation committee, but Luxembourg law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice may vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. Luxembourg law does not require that we disclose information regarding third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).

In addition, as permitted by home country practice, our nomination committee is appointed by the major shareholders of MIC S.A. and is not a committee of the MIC S.A. board of directors. Our practice therefore may vary from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

Furthermore, our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders (other than in respect of general meetings convened for the first time in relation to amendments to the articles of association). This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practice in Luxembourg. This practice differs from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. In addition, we may opt out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer and, therefore, are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2019.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

31

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0035
statement pursuant to Securities and Exchange Commission Rule 83

Item 4.	Information on the Company

A.       History and Development of the Company

The Company’s legal name is Millicom International Cellular S.A.. The Company uses the Tigo brand in the countries in which we do business. MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. The Company’s address is: Millicom International Cellular S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. The Company’s telephone number is: +352 27 759 021. The Company’s U.S. agent is: CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States.

The Millicom Group was formed in December 1990 when Kinnevik, formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States, contributed their respective interests in international mobile joint ventures to form the Millicom Group.

See “Item 4. Information on the Company—B. Business Overview” for historical information regarding the development of our principal business segments in our geographic markets. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Capital expenditures” for a description of our capital expenditures.

B.	Business Overview

Introduction

We are a leading provider of cable and mobile services dedicated to emerging markets. Through our Tigo and Tigo Business™ brands, we provide a wide range of digital services in eight countries in Latin America and two countries in Africa, including high-speed data, cable TV, direct-to-home satellite TV (“DTH” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, short message service (“SMS”), Mobile Financial Services (“MFS”), fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis.

We offer the following principal categories of services:

•	B2C mobile services (“B2C Mobile”): mobile data, mobile voice, SMS and MFS (collectively, “mobile services”) to consumers;

•	B2C home services (“B2C Home”): broadband, fixed voice and pay-TV to consumers; and

•	B2B services (“B2B”): broadband, fixed voice, pay-TV and VAS (collectively, together with pay-TV, “fixed services”) and mobile services to corporate and government customers.

In Latin America, our principal region, we provide both mobile and fixed services in six countries – Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In addition, we provide fixed services in Costa Rica and Nicaragua. In Africa, we provide mobile services in Tanzania and Chad. Our joint venture with Bharti Airtel provides mobile services in Ghana. In 2018, we completed the divestiture of our operations in Rwanda and Senegal, as these were less profitable businesses that lacked scale and would have required significant amounts of additional capital investment over the medium to long term to improve profitability meaningfully on a sustainable basis. These divestitures are part of a broader effort by us in recent years to improve our financial performance and better invest capital, including by selling underperforming businesses in our Africa segment, which has historically produced lower returns on capital than our Latin America segment.

We conduct our operations through local holding and operating entities in various countries, which are either our subsidiaries (in which we are the sole shareholder or the controlling shareholder) or joint ventures with our local partners. For further details, see note A to our consolidated financial statements. In this registration statement, our description of our operations includes the operations of all of these subsidiaries and joint ventures.

As of September 30, 2018, we provided services to 47.2 million B2C mobile customers, including 9.0 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 3.6 million residential cable households who subscribe to at least one of our fixed services. This includes 2.6 million households connected to our HFC networks and 0.5 million DTH subscribers. The majority of the remaining residential customers are served by our legacy copper network.

For the year ended December 31, 2017, our revenue was $4,076 million and our net profit was $69 million. We have approximately 19,000 employees.

32

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0036
statement pursuant to Securities and Exchange Commission Rule 83

Recent developments

The Acquisition

The Stock Purchase Agreement

On October 7, 2018, Millicom LIH S.A., a wholly owned subsidiary of MIC S.A., MIC S.A. and the Sellers entered into the Stock Purchase Agreement pursuant to which, subject to the terms and conditions contained therein, Millicom will purchase 80% of the shares of Cable Onda from Sellers for $1,002 million in cash, subject to customary purchase price adjustments.

The Stock Purchase Agreement contains customary representations and warranties. The Stock Purchase Agreement also contains customary termination provisions, which, among others, provide that the Stock Purchase Agreement may be terminated at any time prior to the closing of the Acquisition: (1) by mutual written agreement among Millicom and Sellers; (2) by either Millicom or Sellers if the closing of the Acquisition has not occurred by the date that is six months from the execution of the Stock Purchase Agreement; and (3) by either Millicom or Sellers if consummation of the transactions contemplated by the Stock Purchase Agreement would violate any law or non-appealable final order of any governmental body.

The closing of the Acquisition is subject to customary closing conditions, as well as the absence of an adverse regulatory declaration and Cable Onda’s obtaining the consent of at least 51% of the registered holders of the Corporate Bonds, which otherwise would need to be redeemed at par value, and the collateral trustee. All of the shares of Cable Onda are held in trust as collateral for the Corporate Bonds. Accordingly, at closing, Millicom will obtain a beneficial interest in, and the collateral trustee will continue to hold legal title of, the Shares.

Consummation of the Acquisition is expected to occur in the fourth quarter of 2018. However, there can be no assurance as to when or whether the Acquisition will be completed, whether the parties to the Stock Purchase Agreement will amend the terms of the Stock Purchase Agreement or whether the Acquisition will be completed on terms other than those set forth in the Stock Purchase Agreement as in effect as of the date of this offering memorandum. See “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the telecommunications and cable industries—We may not successfully complete or otherwise realize the benefits anticipated from the Acquisition, which could adversely affect our business.”

Cable Onda

Founded in 1990, Cable Onda is one of the leading providers of residential pay-tv, fixed broadband internet and fixed telephony and the leading provider of fixed telecommunications services to business customers in Panama. Over the years, Cable Onda has invested consistently to maintain, expand and upgrade its network capabilities to allow the company to offer advanced communications and entertainment services with a high degree of reliability and customer satisfaction. As a result of these investments, Cable Onda’s network today is 100% digital and employs the DOCSIS 3.0 standard, and 95% of the network has been upgraded to 1 Ghz of capacity. The network also includes more than 10,000 km of HFC and almost 4,000 km of fiber, and it passes more than 700,000 HFC homes in Panama. We believe that the Acquisition is consistent with our strategy of investing to accelerate the deployment of high-speed data networks in Central and South America. With the addition of Panama, we will have contiguous country operations from Guatemala to Colombia, which we expect will enhance our B2B capabilities.

33

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0037
statement pursuant to Securities and Exchange Commission Rule 83

The services that Cable Onda provides to residential and small-to-medium sized enterprises include:

•	Pay-TV: Cable Onda is the leading provider of pay-tv in Panama based on the number of subscribers. Cable Onda also provides its customers with value-added services such as video on demand, pay-per-view, digital music, next generation TV (Tivo) and an on-the-go platform (Cable Onda Go). In addition, Cable Onda offers a wide variety of exclusive content and channels, including in high definition (Cable Onda Sports and Eco TV).

•	Fixed Broadband Internet: Cable Onda was the first company to offer fixed internet in Panama and today is the leading provider based on the number of subscribers. Cable Onda was recognized as the fastest internet provider in Panama by Netflix and Ookla.

•	Fixed Telephony: Cable Onda began offering fixed telephony services in 2003, and the company is now the largest provider by number of subscribers.

Cable Onda offers bundled packages of these services, including triple-play offerings, aiming to fit various socio-economic segments and customer needs.

Through its brand Telecarrier, Cable Onda also offers B2B services to corporate and governmental customers of all sizes. Its services include voice data, fixed internet, cloud solutions, backup solutions, outsourcing of IT department management and operations, personalized IT projects and cybersecurity.

Many of these B2B services are offered by Cable Onda through its three ISO 27001 certified data centers, built to offer heightened security standards, service continuity and resistance to adverse conditions.

The Panama market

Panama is a dollarized economy and one of the fastest growing economies of Latin America with a GDP per capita in 2017 of  $15,087 and an expected real GDP growth of 5.7% for the years 2018 to 2020, according to World Bank data. This is significantly higher than other Latin America countries. Despite Panama’s above-average GDP per capita, pay-tv and broadband penetration rates are relatively low when compared to many other countries in Latin America. In Panama, the telecommunications industry is regulated and supervised by Autoridad Nacional de los Servicios Publicos—ASEP.

Risks related to the Acquisition

The Acquisition is subject to various risks and uncertainties. For a description of certain important risks and uncertainties, see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the telecommunications and cable industries—We may not successfully complete or otherwise realize the benefits anticipated from the Acquisition, which could adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the telecommunications and cable industries—We will incur and assume additional indebtedness in connection with the Acquisition, which will increase interest expense.”

Bridge Facility

On October 7, 2018, MIC S.A. entered into a US$1,000,000,000 term loan facility agreement with a consortium of banks (the “Bridge Facility”). The Bridge Facility is available to be drawn from the date of the Bridge Facility to and including the date falling six months after the date of the Bridge Facility. The Bridge Facility matures on the date following twelve months after the date of the Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Bridge Facility is payable at LIBOR plus a variable margin.

34

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0038
statement pursuant to Securities and Exchange Commission Rule 83

Amounts drawn under the Bridge Facility may be used by MIC S.A. to (i) pay the Purchase Price, (ii) refinance the debts of any member of the Cable Onda Group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Acquisition or the Bridge Facility.

Loans outstanding under the Bridge Facility may be declared immediately repayable if, among other things, MIC S.A. is not the surviving entity in a merger; upon the occurrence of a change of control of MIC S.A. or if an event of default (other than a payment default) occurs with respect to other indebtedness and the amount of the affected indebtedness, together with any indebtedness that is the subject of a payment default or the due date of which is accelerated following any other event of default, is equal to or greater than $50 million. In addition, the due date of all loans outstanding under the Bridge Facility may be accelerated upon the occurrence of an event of default under the Bridge Facility agreement.

Under the terms of the Bridge Facility, MIC S.A. is required to apply the net proceeds of  (i) any issuance of debt securities or bonds or loans (subject to certain exceptions) by any obligor (currently, MIC S.A. only), and, following the Acquisition, by Cable Onda and/or the Cable Onda Group and (ii) any disposal of all or a material part of the Shares or the Cable Onda Group’s assets (subject to certain exceptions) to prepay loans drawn under the Bridge Facility and to cancel the available commitments thereunder.

MIC S.A. is required to retain, at all times (i) a net leverage ratio below 3.0x, tested on a pro forma basis to include all applicable financial indebtedness and calculated as if such financial indebtedness had been outstanding at the beginning of the period consisting of the four full fiscal quarters prior to the relevant incurrence date and (ii) an interest coverage ratio of at least 4.0x, tested quarterly. The Bridge Facility agreement includes additional covenants which, among other things, restrict MIC S.A.’s ability to incur additional indebtedness, grant liens, dispose of assets and (if any amounts are outstanding under the facility) pay dividends while an event of default is continuing.

6.625% Notes

On October 16, 2018, MIC S.A. issued $500 million aggregate principal amount of 6.625% senior notes due 2026 at an issue price of 100% (the “6.625% Notes”) pursuant to an indenture dated as of the same date, to finance in part the Acquisition and associated costs. The 6.625% Notes are listed on the Luxembourg Stock Exchange.

Pending consummation of the Acquisition and the satisfaction of certain other conditions, including certification as to the absence of certain events of default under the indenture governing the 6.625% Notes, the gross proceeds of the offering of the 6.625% Notes, less certain commissions payable in connection therewith, have been deposited into a segregated escrow account pursuant to the terms of an escrow agreement, dated October 16, 2018, among MIC S.A., the trustee for the 6.625% Notes and J.P. Morgan Bank Luxembourg S.A., as escrow agent. In the event the conditions to the release of the escrowed proceeds have not been satisfied on or before May 1, 2019, or upon the occurrence of certain other events, the 6.625% Notes will be redeemed at a price equal to the aggregate issue price of the 6.625% Notes plus accrued and unpaid interest, or if applicable, from the most recent date to which interest on the 6.625% Notes was paid or provided for, to, but not including, the date of such redemption.

If MIC S.A. were to undergo certain events constituting a change of control and an accompanying credit ratings decline, MIC S.A. will be required to make an offer to repurchase all outstanding 6.625% Notes at 101% of their principal amount plus accrued and unpaid interest.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0039
statement pursuant to Securities and Exchange Commission Rule 83

Prior to October 15, 2021, MIC S.A. may redeem all or a portion of the 6.625% Notes at a purchase price equal to 100% of the principal amount plus the applicable make whole premium and all accrued but unpaid interest. On or after October 15, 2021, MIC S.A. may redeem all or a portion of the 6.625% Notes at specified redemption prices, ranging from 104.969% of the principal amount of the Notes during the 12-month period commencing on October 15, 2021 to 100.000% of the principal amount of the Notes during the 12-month period commencing on October 15, 2024 and thereafter, plus accrued and unpaid interest.

Prior to October 15, 2021, MIC S.A. may redeem up to 40% of the 6.625% Notes with the net proceeds of certain equity offerings or the sale of certain specified assets at a redemption price equal to 106.625% of the principal amount of the Notes plus accrued and unpaid interest.

During any 12-month period until October 15, 2021, MIC S.A. may redeem up to 10% of the aggregate principal amount of the 6.625% Notes on an annual basis at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest.

Upon the occurrence of certain changes in applicable tax law, MIC S.A. may redeem all of the 6.625% Notes at a price equal to the principal amount plus accrued and unpaid interest.

The 6.625% of Notes contain certain restrictions on the incurrence of new financial indebtedness.

36

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0040
statement pursuant to Securities and Exchange Commission Rule 83

Our strategy

Monetizing Mobile Data

Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile data monetization strategy is built around several key drivers:

•	4G/LTE network expansion: Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks.

•	Smartphone adoption: More data-capable smartphone devices, particularly 4G/LTE, with a strong device portfolio and strategy to enable our customers to use data services on the move.

•	Stimulating data usage: More compelling data-centric products and services to encourage our consumers to consume more data, while maintaining price discipline.

Building Cable

We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:

•	Accelerating our hybrid fiber-coaxial (“HFC”) network expansion: We are rapidly deploying our high-speed HFC fixed network, and we are complementing our organic network build-out with small, targeted acquisitions. In 2016, we expanded our HFC network to pass an additional 777,000 homes. In 2017, we significantly increased the pace of our network expansion, adding 1.3 million homes-passed.

•	Increasing our commercial efforts to fill the HFC network: As we expand the network, we also deploy commercial resources necessary to begin monetizing our investment by marketing our services to new potential customers. In addition, the HFC network allows us to sell additional services to existing customers that drive ARPU growth over time.

•	Product innovation: We drive customer adoption by expanding our range of digital services and aggregating third-party content, as well as some exclusive local and international content, enabling us to differentiate ourselves from our competitors. For example, we have agreements with local soccer teams, leagues and sports channels in Bolivia, El Salvador, Colombia, Guatemala and Paraguay to air matches exclusively on our pay-TV channels. We are committed to bringing the best content to our customers, and for that we partner with various players in the ecosystem, from studios to Over-the-Top providers (“OTTs”) and sports industry players.

Expanding B2B

The expansion of our HFC network as well as the development of state-of-the-art datacenters, analytics and Cloud services is also creating new opportunities for us to target business customers by offering a more complete suite of Information and Communications Technology (“ICT”) services.

Our strategy is to selectively evolve our portfolio into ICT-managed services to avoid excessive fragmentation and operational risk, while building the Tigo Business brand and differentiating ourselves through our service model and frontline execution. We believe that the small and medium-size business (“SMB”) segment represents a particularly attractive opportunity for growth, as SMBs digitize their business and operations using digital communications, and implement Cloud and datacenter solutions in line with what we see in more developed markets.

Digital innovation and customer-centricity

We are focusing our digital innovation on products and customer-facing developments that drive user adoption of high-speed data services such as: Tigo Shop, Mi Tigo, Tigo Play and Tigo ONEtv.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0041
statement pursuant to Securities and Exchange Commission Rule 83

Through Tigo ONEtv, our next-generation user experience platform, we bring a cutting-edge pay-TV entertainment experience for our customers, with advanced personalization and recommendations, seamless integration of content across linear and on-demand offerings, and robust multiscreen capabilities. We also provide a superior digital user experience through our Tigo Shop App for prepaid, Mi Tigo App for post-paid, and MFS. Our focus remains firmly set on driving the adoption and enjoyment of these digital channels by our customers.

We are evolving our strong commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end Information and Communications Technology systems.

We have also adopted and deployed a net promoter score (“NPS”) program, designed to strengthen our customer-centric culture, and we have incorporated NPS into our incentive compensation plan beginning in 2018.

Our services

Our services are organized into three principal categories: B2C Mobile (mobile services to consumers), B2C Home (fixed services to residential customers) and B2B (mobile and fixed services to corporate and government customers). In addition, we sell telephone and other equipment, comprised mostly of mobile handsets.

B2C Mobile

In our B2C Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers. B2C Mobile is the largest part of our business and generated 53.7% of our consolidated service revenue (and 57.9% of our Latin America segment service revenue) for the nine months ended September 30, 2018 and 54.3% of our consolidated service revenue (and 58.6% of our Latin America segment service revenue) for the year ended December 31, 2017.

In Latin America, we provide B2C Mobile in Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In Africa, we provide B2C Mobile in Tanzania and Chad. As of September 30, 2018, we had a total of 47.2 million B2C Mobile customers across our eight mobile markets.

Mobile data, mobile voice and SMS

We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets. 4G is the fourth generation of mobile technology, succeeding 3G, and it is based on Internet Protocol (IP) technology, as opposed to prior generations of mobile communications which were based on and supported circuit-switched telephone service. Our 4G networks enable us to offer new services to our customers such as video calls and mobile broadband data with richer mobile content, such as live video streaming.

The mobile market has been evolving, with consumption gradually shifting from voice and SMS to data. Our ongoing deployment of 4G networks further supports this evolution to more data-centric usage.

We provide our mobile data, mobile voice and SMS services on both prepaid and postpaid bases. In prepaid, customers pay for service in advance through the purchase of wireless airtime and data access, and they do not sign service contracts. Among various options that our customers can choose from, we offer packages that typically include a combination and voice minutes, SMS and a data allowance, with expiration dates varying in length from a few days up to a few weeks or months. In postpaid, customers pay recurring monthly fees for the right to consume up to a pre-determined maximum amount of airtime, SMS and data. In most cases, new postpaid customers sign a service contract with a typical length of one year.

MFS

We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and microinsurance for critical needs. MFS allows our customers to send and receive money, without the need for a bank account. As of September 30, 2018, we provided MFS to 10.2 million customers, representing 21.4% of our mobile customer handset base. As of September 30, 2018, 65.4% of our total MFS customers were in Tanzania (including Zantel), where more than one customer out of two uses our MFS services. MFS remains a growing business in our markets, which complements our product offering and increases customers’ satisfaction and loyalty, reducing our customer churn.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0042
statement pursuant to Securities and Exchange Commission Rule 83

B2C Home

In our B2C Home category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential consumers in our Latin American markets. B2C Home generated 28.1% of our consolidated service revenue (and 24.7% of our Latin America segment service revenue) for the nine months ended September 30, 2018 and 25.5% of our consolidated service revenue (and 22.2% of our Latin America segment service revenue) for the year ended December 31, 2017.

Our fixed services residential customers (a “home connected”) generate revenue for us by purchasing one or more of our three fixed services, pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single home connected can have up to three RGUs.

In Latin America, we provide B2C Home in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras and Paraguay. We do not provide B2C Home in Africa. As of September 30, 2018, we had 3.6 million connected homes, of which 2.6 million were connected to our HFC network, and we had 6.7 million RGUs, including 5.0 million RGUs on our HFC network.

We provide B2C Home mainly over our HFC network, but we also offer pay-TV services to rural areas via our DTH platform and broadband services using WiMAX and copper-based technologies in some markets. Although most of our customers currently choose to receive broadband speeds of less than 10 Mbps, the HFC networks we are rolling out are based on DOCSIS 3.0 and allow us to offer speeds of up to 150 Mbps on our current infrastructure, which gives us scope to significantly raise our customers’ broadband speeds over time. As we retire analog channels over time, our HFC network infrastructure will eventually allow us to offer speeds of up to 600 Mbps. In the future, we may decide to introduce DOCSIS 3.1, which could enable even higher levels of throughput on our HFC networks.

We provide our B2C Home services on a postpaid basis, with customers paying recurring monthly subscription fees. In most markets, we offer bundled fixed services, such as our triple-play offering of cable TV, internet and fixed telephone. On average, our B2C Home customers typically contract more than one fixed service from us. In some markets, we also provide convergent services, which bundle both fixed and mobile services, to a very small portion of our total customer base.

B2B

In our B2B category, we provide mobile services, fixed services and VAS to large, small and medium businesses and governmental entities. B2B generated 17.0% of our consolidated service revenue (and 16.5% of our Latin America segment revenue) for the nine months ended September 30, 2018 and 19.1% of our consolidated service revenue (and 18.4% of our Latin America segment service revenue) for the year ended December 31, 2017.

We provide B2B in all of the markets in which we operate. Specifically, in Latin America, we provide B2B in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Paraguay. In Africa, we provide B2B in Tanzania and Chad.

We believe that B2B is under-represented in our current revenue mix given our overall mobile market share, strong market position and advanced networks, and B2B therefore represents a significant growth opportunity for us. We expect that the ongoing expansion of our HFC networks in Latin America will help to make us more competitive and increase our share of the B2B market. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia, where we have a more extensive fixed network than in our other markets, and where the proportion of revenue we generate from B2B is significant larger than in our other Latin America countries.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0043
statement pursuant to Securities and Exchange Commission Rule 83

We have already deployed 110,000 kilometers of fiber in our Latin American markets, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2016, we inaugurated new data centers in Paraguay, Bolivia and Colombia that will allow us to better serve small and midsize businesses (“SMB”) and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships, such as our partnership with Jasper (Cisco), that we believe can open new possibilities in machine-to-machine (“M2M”) and Internet of Things (“IoT”), such as smart cities, telematics, smart metering, and smart vending machines.

Our markets

Overview

The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. We have businesses in two regions: Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our Segments.”

•	Latin America. The Latin American markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Paraguay. We provide B2C Mobile in each of our Latin American markets except for Costa Rica and Nicaragua and B2C Home in each of our Latin American markets except for Nicaragua. We provide B2B in all of our Latin American markets.

•	Africa. The African markets we serve are Chad and Tanzania, in each of which we provide B2C Mobile and B2B. Our joint venture with Bharti Airtel provides mobile services in Ghana. We do not provide B2C Home in any of our African markets.

Latin America

For the nine months ended September 30, 2018 and the year ended December 31, 2017, the revenues generated by our Latin America segment were $4,104 million and $5,441 million, respectively.

As of September 30, 2018, our B2C Home business had a network that passed 9.9 million homes and was connected to 3.6 million homes in Latin America.

An important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. As of September 30, 2018, our HFC network passed 9.4 million homes, a 15.8% increase from September 30, 2017, and had connected to 2.6 million homes, a 16.0% increase from September 30, 2017.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0044
statement pursuant to Securities and Exchange Commission Rule 83

The following chart shows the relative revenue generation of each country in our Latin America segment for 2017:

Bolivia

We provide B2C Mobile, B2C Home and B2B in Bolivia through Telefonica Celular de Bolivia S.A. (“Telecel Bolivia”), which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.

B2C Mobile: As of September 30, 2018, we served 3.4 million subscribers and were the second largest provider of mobile services in Bolivia, as measured by total subscribers.

B2C Home: As of September 30, 2018, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 353,000 homes connected. We offer broadband services through HFC, and we provide pay-TV primarily through HFC and DTH in Bolivia. We also offer pay-TV services through Multichannel Multipoint Distribution Service (“MMDS”), but we have been gradually migrating our MMDS customers to HFC, which allows us to provide a better customer experience and to generate additional revenue from each customer we upgrade to HFC.

B2B: Our B2B revenue in Bolivia comes primarily from mobile services, but B2B revenues from fixed services have been growing more rapidly than for mobile, as a result of the rapid expansion of our fixed network infrastructure in recent years. Small and mid-sized businesses represent the largest customer group as measured by revenue for our B2B services in Bolivia.

Colombia

We provide B2C Mobile, B2C Home and B2B in Colombia through Colombia Móvil S.A., which is a wholly-owned subsidiary of UNE, in which we own a 50% plus one voting share interest. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. Since the merger, we have been marketing our services using the Tigo and Tigo-UNE brands.

B2C Mobile: As of September 30, 2018, we served 7.8 million subscribers and were the third largest provider of mobile services in Colombia, as measured by subscribers.

B2C Home: Tigo-UNE is one of the principal digital cable operators in Colombia. As of September 30, 2018, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.7 million homes connected. We have been investing heavily to expand the reach of our HFC network and to upgrade our copper network to HFC. By extending the reach of our HFC network in areas historically served by our copper network, we can gradually migrate our copper customers onto our HFC network, thus significantly enhancing the customer experience by expanding the range of products and services they can choose from, including the availability of faster broadband speeds. In Colombia, we also use DTH to provide pay-TV services to customers located outside of our HFC network coverage area.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0045
statement pursuant to Securities and Exchange Commission Rule 83

B2B: Given the extensive reach of our fixed network, we generate significantly more B2B revenue in Colombia than in the other countries where we operate, and our B2B revenue in Colombia comes principally from fixed services, such as telephone, corporate solutions, broadband connectivity and business solutions. We provide B2B in Colombia to SMBs, large enterprises, multinationals, government entities, and wholesale customers. As in other countries, the SMB customer group is the largest contributor to our B2B revenue in Colombia.

Costa Rica

We provide B2C Home and B2B in Costa Rica through Amnet Telecommunications Holding Limited (“Tigo Costa Rica”), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.

B2C Home: As of September 30, 2018, we were the largest provider of pay-TV and the second largest provider of broadband internet services in Costa Rica, as measured by subscribers, and we had 255,000 homes connected.

B2B: Our B2B revenue in Costa Rica comes entirely from fixed services. A majority of our B2B revenue in Costa Rica is derived from large enterprises and multinational companies.

El Salvador

We provide B2C Mobile, B2C Home and B2B in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly-owned by the Millicom Group. We have operated in El Salvador since 1993.

B2C Mobile: As of September 30, 2018, we served 2.5 million subscribers and were the largest provider of mobile services in El Salvador as measured by subscribers.

B2C Home: Telemóvil is a leading cable operator in El Salvador. As of September 30, 2018, we were the largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 275,000 homes connected.

B2B: Our B2B revenue in El Salvador comes predominately from fixed services. SMBs represent our largest customer segment for B2B in El Salvador, as measured by revenue.

Guatemala

We provide fixed and mobile services in Guatemala, principally through Comunicaciones Celulares, S.A. (“Comcel”), a joint venture in which Millicom holds a 55% equity interest. The remaining 45% of Comcel is owned by our local partner. See “Item 5. Operating and Financial Review and Prospects—A. Factors affecting comparability of prior periods— Deconsolidation of Guatemala and Honduras operations” for details regarding the deconsolidation of our Guatemala operations. We have operated in Guatemala since 1990.

B2C Mobile: As of September 30, 2018, we provided B2C mobile services to 10.6 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers.

B2C Home: As of September 30, 2018, our joint venture was the second largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and it served 476,000 homes with both its HFC network and DTH services.

B2B: Our B2B revenue in Guatemala comes from both mobile and fixed services. We provide B2B in Guatemala to customers of all sizes, but SMBs represent our largest customer group by revenue.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0046
statement pursuant to Securities and Exchange Commission Rule 83

Honduras

We provide services in Honduras through Telefonica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Item 5. Operating and Financial Review and Prospects—A. Factors affecting comparability of prior periods— Deconsolidation of Guatemala and Honduras operations” for details regarding the deconsolidation of our Honduras operations. We have operated in Honduras since 1996.

B2C Mobile: As of September 30, 2018, we served 4.5 million B2C mobile subscribers, and we were the largest provider of mobile services, as measured by subscribers.

B2C Home: As of September 30, 2018, we were the second largest provider of pay-TV and the third largest provider of broadband internet services, as measured by subscribers, with 163,000 homes connected. We offer triple-play services (cable TV, internet and fixed telephone) using our HFC network in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our HFC network. We continue to invest to expand and upgrade the capacity of our HFC network in Honduras.

B2B: A majority of our B2B revenue in Honduras comes from mobile services, SMBs represent our largest customer group as measured by revenues.

Nicaragua

We currently have a very small presence in Nicaragua, where we provide only fixed B2B services. In 2017, we generated less than $20 million in revenue from the country.

Paraguay

We provide B2C Mobile, B2C Home and B2B in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefonica Celular del Paraguay S.A. (“Telecel Paraguay”). We have operated in Paraguay since 1992.

B2C Mobile: As of September 30, 2018, we had 3.0 million B2C mobile subscribers, and we were the largest provider of mobile services in Paraguay, as measured by total mobile subscribers.

B2C Home: We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of September 30, 2018, we served 409,000 households with our HFC network, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our HFC network, and we use our DTH license to offer pay-TV in areas not reached by our HFC. We offer residential broadband internet services mostly using our HFC network, but we also employ fixed wireless technology to provide service beyond the reach of our HFC network. We have exclusive rights to broadcast Paraguay’s soccer championship games through 2020, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2022.

B2B: We derive more than half of our B2B revenue in Paraguay from mobile services. From a customer standpoint, our B2B revenue is split relatively evenly between SMB on the one hand, and large enterprises and multinational corporations, on the other. We do not provide service to the government in Paraguay.

Africa

For the nine months ended September 30, 2018 and the year ended December 31, 2017, the revenues generated by our Africa segment were $394 million and $526 million, respectively.

As of September 30, 2018, we had 15.6 million B2C Mobile customers in Africa. In addition to the African markets described below, we own a 50% interest in a joint venture with Bharti Airtel that provides mobile services in Ghana. We do not consider our Ghana joint venture to be a strategic part of our group.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0047
statement pursuant to Securities and Exchange Commission Rule 83

Chad

We provide mostly B2C Mobile services in Chad through Millicom Tchad S.A. (“Millicom Tchad”), which is wholly owned by the Millicom Group. We also offer B2B services in Chad, but revenue from these services has historically been minimal. We have operated in Chad since 2005.

B2C Mobile: As of September 30, 2018, we had 3.2 million subscribers and were the largest provider of mobile services in Chad, based on total mobile subscribers. We hold licenses for 2x10 MHz of spectrum in the 900 MHz band, 2x25 MHz of spectrum in the 1800 MHz band and 2x10 MHz of spectrum in the 2100 MHz band. Our licenses expire in 2024.

Tanzania

We provide mostly B2C Mobile services in Tanzania primarily through Millicom Tanzania Limited (“Millicom Tanzania”), which is wholly owned by the Millicom Group. We also offer B2B services in Tanzania, but revenue from these services has historically been minimal. We have operated in Tanzania since 1994.

On October 22, 2015, we acquired 85% of Zantel, a telecommunications provider operating mainly in Zanzibar, a semi-autonomous region of Tanzania.

B2C Mobile: As of September 30, 2018, Millicom Tanzania had 11.5 million and Zantel had 936,000 B2C mobile subscribers. On a combined basis, we were the second largest mobile provider in Tanzania, as measured by total subscribers.

Regulation

The licensing, construction, ownership and operation of cable TV and mobile telecommunications networks and the grant, maintenance and renewal of cable TV and mobile telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Millicom serves. The regulatory regimes in the markets in which Millicom operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.”

Typically, Millicom’s cable TV and mobile operations are regulated by the government (e.g., a ministry of communications), an independent regulatory body or a combination of both. In all of the markets in which Millicom operates, there are ongoing discussions and consultation processes involving other operators and the governing authorities regarding issues such as mobile termination rates and other interconnection rates, universal service obligations, interconnection obligations, spectrum allocations, universal service funds and other industry levies and number portability. This list is not exhaustive; such ongoing discussions are a typical part of operating in a regulated environment.

Changes in regulation can sometimes impose new burdens on the telecommunications industry and have a material impact on our business and on our financial results. For example, beginning in 2014, the government of El Salvador introduced new restrictions on our ability to provide mobile services in specific geographic areas within the country, requesting specifically that our mobile signal not reach inside the country’s incarceration facilities scattered throughout the country. In order to adequately comply with this requirement, we eventually resorted to shutting down more than 10% of our network infrastructure, which significantly reduced traffic on our network and negatively impacted our revenue, profitability, and service quality in the country. Similar laws have been adopted in Honduras and considered or proposed in Guatemala. In 2015, the Colombian regulator introduced new rules that impede the industry’s ability to bundle a subsidized handset with a mobile service contract, thus significantly limiting our ability to attract new mobile customers by offering handsets at subsidized prices, directly impacting handset affordability and causing a sharp decline in our handset sales. In 2016, the regulator in Paraguay introduced new rules that forced us to extend the maturity of unused prepaid data allowances from 30 to 90 days, which had an immediate negative impact on the frequency of top-ups data purchases and a consequent negative impact on our revenue. In 2017, the Colombian regulator lowered mobile interconnection rates and introduced new caps for tariffs on wholesale services. These changes negatively impacted both our revenue and our profitability in Colombia in 2017. The Colombian regulator has also challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had paid. The regulator has sought to nullify an arbitral award in our favor in this matter. In addition, regulators in certain of our markets have reduced interconnect fees, which represented 7% of our revenue in fiscal 2017, and if rates are reduced further or regulators in other markets reduce interconnect fees, these measures could have a material adverse effect on our overall results of operation.

The mobile services we provide require the use of spectrum, for which we have various licenses in each country where we provide mobile services. Spectrum licenses have expiration dates that typically range from 10 to 20 years. Historically, we have been able to renew our licenses upon expiration by agreeing to pay additional fees. We expect to continue to renew our current licenses as they expire, and we expect to acquire new spectrum licenses as they become available in the future. The table below summarizes our most important current spectrum holdings by country for the Latin America region.

Country	Spectrum	Blocks	Expiration date
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	700MHz	2x12MHz	2028
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Colombia	1900MHz	2x5MHz	2026
Colombia	1900MHz	2x5MHz	2019
Colombia	1900MHz	2x2.5MHz	2021
Colombia	AWS	2x20MHz	2023

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Country	Spectrum	Blocks	Expiration date
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032
Guatemala	2600MHz	2x10MHz	2032
Honduras	850MHz	2x24MHz	2028
Honduras	AWS	2x20MHz	2028
Paraguay	850MHz	2x12.5MHz	2021
Paraguay	1900MHz	2x15MHz	2022
Paraguay	AWS	2x15Mz	2021
Paraguay	700MHz	2x12.5MHz	2023

Below, we provide further regulatory details in respect of certain of our countries of operation in Latin America.

Bolivia: We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable and VOIP and internet authorizations until 2028.

Colombia: Colombia Móvil has three separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In March 2017, the regulator announced that it was planning an auction of spectrum in the 700 MHz and 1900 MHz bands, but the terms and timing of the auction are still uncertain. Our cable TV license is currently set to expire in December 2019, though we currently foresee no material difficulty in renewing the license.

Costa Rica: We hold two cable licenses which expire in 2029 and a license to operate telecommunications services which expires in 2019.

El Salvador: In 2017, Telemóvil successfully renewed all of its spectrum licenses, and the regulator has announced plans to conduct auctions for additional spectrum in the near future.

Guatemala: Comcel operates a nationwide mobile network, and it holds spectrum licenses that expire in 2032. In recent years, the regulator has discussed the possibility of auctioning additional spectrum, but formal plans have not yet been announced.

Honduras: Celtel owns spectrum licenses in the 850 MHz and AWS bands, and these expire in 2028. In June 2016, the Honduran government approved a multi-band spectrum auction of frequencies in the 700 MHz, 900 MHz and 2500 MHz bands. The auction was initially planned to be conducted by the end of 2017, but the exact terms and timing are still uncertain.

Paraguay: We own licenses for four blocks of spectrum in Paraguay, and these give us access to low, mid, and high frequencies, which provide an optimal mix to allow us to offer high-quality network coverage and give us with the ability to increase network capacity to meet growing traffic demand needs.

Below, we provide further regulatory details in respect of our countries of operation in Africa.

Chad: We hold licenses for 2x10 MHz of spectrum in the 900 MHz band, 2x25 MHz of spectrum in the 1800 MHz band and 2x10 MHz of spectrum in the 2100 MHz band. Our licenses expire in 2024.

Tanzania: Millicom Tanzania has licenses for network facilities services and network services that expire in 2032 and a license for application services that expires in 2022. Zantel has a National Application Services license that expires in 2026 and a license to use radio frequency spectrum resources, which will expire in 2031. One of our Tanzania subsidiaries, Telesis Tanzania Ltd. (“Telesis”), holds 4G spectrum in Tanzania with 2x10 MHz of spectrum in the 700/800 MHz band. Telesis has licenses for network facilities services, network services and to use radio frequency spectrum resources that expire in 2037.

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Trademarks and licenses

We own or have rights to some registered trademarks in our business, including Tigo®, Tigo Business®; Tigo Sports®, Tigo Music®, Tigo Money®, Tigo OneTv ®, Millicom® and The Digital Lifestyle®, among others. Under a number of trademark license agreements and letters of consent, certain operating subsidiaries are authorized to use the Tigo and Millicom trademarks under the applicable terms and conditions.

C.	Organizational Structure

The parent company, MIC S.A., is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of September 30, 2018:

Name	Country	Ownership Interest (%)	Voting Interest (%)
Latin America:
Telemovil El Salvador, S.A. de C.V.	El Salvador	100.0	100.0
Navega.com SA, Sucursal El Salvador	El Salvador	100.0	100.0
Millicom Cable Costa Rica, S.A.	Costa Rica	100.0	100.0
Newcom Nicaragua S.A.	Nicaragua	100.0	100.0
Telefónica Celular de Bolivia S.A.	Bolivia	100.0	100.0
Telefónica Celular del Paraguay S.A.	Paraguay	100.0	100.0
Colombia Móvil S.A. E.S.P.	Colombia	50.0-1 share	50.0+1 share
UNE EPM Telecomunicaciones S.A.	Colombia	50.0-1 share	50.0+1 share
Edatel S.A. E.S.P	Colombia	50.0-1 share	50.0+1 share
Africa:
MIC Tanzania Public Limited Company	Tanzania	100.0
Millicom Tchad S.A.	Chad	100.0
Zanzibar Telecom Limited	Tanzania	85.0
Unallocated:
Millicom International Operations S.A	Luxembourg	100.0	100.0
Millicom International Operations B.V	Netherlands	100.0	100.0
MIC Latin America B.V	Netherlands	100.0	100.0
Millicom Africa B.V	Netherlands	100.0	100.0
Millicom Holding B.V	Netherlands	100.0	100.0
Millicom Spain S.L.	Spain	100.0	100.0

In addition, we provide services in Guatemala primarily through Comunicaciones Celulares, S.A. (“Comcel”), a joint venture in which MIC S.A. indirectly holds a 55% equity interest. In Honduras, we provide services through Telefonica Celular S.A. de C.V. (“Celtel”), a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. In both Guatemala and Honduras, we entered into our joint ventures at inception of these businesses in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; these partners provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of these entities and has the right to nominate a majority of the directors of each of these entities, all decisions taken by the boards or the shareholders of these companies must be taken by a supermajority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over the entity.

We also own a 50% interest in Bharti Airtel Ghana Holdings B.V, a joint venture with Bharti Airtel to provide mobile services in Ghana. We entered into our joint venture in Ghana in 2017, when we agreed to combine our operations with those of Bharti Airtel, with the objective of gaining scale and to improve both our competitiveness and the profitability of our business in that country. Millicom has the right to nominate half of the directors of this joint venture, but as with the other joint ventures all decisions taken by the board or the shareholders must be taken by a supermajority vote.

D.	Property, Plant and Equipment

Overview

We own, or have the right to access and use through long-term leases, telecommunications sites and related infrastructure and equipment in all of our markets. In addition, we own, or have the right to access and use through long-term finance leases, tower space, warehouses, office buildings and related telecommunications facilities in all of our markets. We are also party to several site sharing agreements whereby we share our owned telecommunications sites and related infrastructure and equipment, or lease such property from our counterparties in an effort to maximize the use of telecommunications sites globally. Our leased properties are owned by private individuals, corporations and sovereign states.

Assets used for the provision of cable TV and mobile telephone services include, without limitation:

•	switching, transmission and receiving equipment;

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•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	diesel generator sets and air conditioners;

•	real property and infrastructure, including telecommunications towers, office buildings and warehouses;

•	easements and other rights to use or access real property;

•	access roads; and

•	other miscellaneous assets (work equipment, furniture, etc.).

Tower infrastructure

In some of our markets, we have determined that owning passive infrastructure, such as mobile telecommunications towers, no longer confers a competitive advantage. As a result, we have completed a number of sale and lease-back transactions involving some of our tower assets in recent years. These transactions have allowed us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital.

We continue to own a significant number of towers in some of our markets, especially in Central America, and we continuously assess the merits of entering into new sale and lease-back agreements, based in part on the competitive dynamics in our markets, but also on demand and investment appetite by tower companies. Our most recent lease-back agreements typically have (i) an initial 12-year term, with a right for us to renew for up to 10 or 20 years, and (ii) rent expressed and payable in local currency.

In 2017 and 2018, Millicom announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador to subsidiaries of American Tower Corporation and SBA Communications whereby Millicom agreed to the cash sale of tower assets and to lease back a dedicated portion of each tower to locate its network equipment.

The table below summarises certain key terms of these transactions and their impact on the Millicom Group:

	Paraguay	Colombia	El Salvador
Signature date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred to September 30, 2018	1,276	833	463
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds for the year 2017 ($ millions)	75	86	—
Cash proceeds for the year 2018 ($ millions) – as of September 30	41	18	70
Upfront gain on sale recognized for the year 2017 ($ millions)	26	37	—
Upfront gain on sale recognized for the year 2018 ($ millions) – as of September 30	15	9	31

For additional information, see note C.3.4 to our consolidated financial statements and note 4 to our unaudited condensed consolidated financial statements included elsewhere in this registration statement.

Item 4A. Unresolved Staff Comments

Not applicable.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0051
statement pursuant to Securities and Exchange Commission Rule 83

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2017, 2016 and 2015 and the unaudited financial statements for the nine months ended September 30, 2018 and 2017, and the notes thereto, included elsewhere in this registration statement.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

Factors affecting our results of operations

Our performance and results of operations have been and will continue to be affected by a number of factors and trends, including principally:

•	Macro and socio-demographic factors that affect demand for and affordability of our services, such as consumer confidence and expansion of the middle class, as well as foreign currency exchange volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class makes our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and produce more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk.”

•	Competitive intensity, which largely reflects the number of market participants and the financial strength of each. Competitive intensity varies over time and from market to market. Markets tend to be more price competitive and less profitable for us when there are more market participants, and thus any future increase in the number of market participants in any of our markets would likely have a negative effect on our business.

•	Changes in regulation. Our business is highly-dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general will require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities.

•	Technological change. Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities. This is true for both our mobile and fixed services. With respect to our mobile services, while we are still deploying 4G networks, the industry is already well advanced in planning for the future deployment of 5G, which we expect will drive continued demand for data in the future. With respect to our fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are continuously evaluating alternatives such as DOCSIS 3.1 and fiber-to-the-home (“FTTH”). Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. In the meantime, an important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential change in this area may impact demand for our services in the future.

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•	Changes in consumer behavior and needs. In recent years, consumption of mobile services has shifted from voice and SMS to data services due largely to changes in consumer patterns, including for example the adoption and growth of social media, made possible by new smartphones on 4G networks capable of high quality live video streaming.

•	Political changes. The countries where we operate are characterized as having a high degree of political uncertainty, and electoral cycles can sometimes impact business investment, consumer confidence, and broader economic activity as well as inflation and foreign exchange rates. Moreover, changes in government can sometimes produce significant changes in taxation and regulation of the telecommunications industry that can have a material impact on our business and financial results.

Factors affecting comparability of prior periods

Deconsolidation of Guatemala and Honduras operations

Developments with our Guatemala operations (in which we hold a 55% ownership interest in each of the 12 entities that conduct operations) and Honduras operations (in which we hold a 66.7% ownership interest in the entity that conducts operations) have resulted in our application of significantly different accounting treatments for these operations in the year ended December 31, 2015 compared to the year ended December 31, 2016 and thereafter.

With effect from July 1, 2010 (Honduras) and January 1, 2014 (Guatemala), we reached agreements with our respective local partners whereby the local partners granted us an unconditional call option for a duration of five years (Honduras) and two years (Guatemala) for their respective stakes in the entities that operate our Guatemala and Honduras operations. At the same time, and as consideration for the call options, we granted put options for the same duration to our local partners. The put options were exercisable on a change of control of MIC S.A. or its subsidiaries that hold the interests in the entities that operate the Guatemala and Honduras operations. Accordingly, we concluded that we had a path to full control over the operations, requiring us to fully consolidate Honduras in the year ended December 31, 2010 and Guatemala in the year ended December 31, 2014.

The put and call options expired unexercised on December 31, 2015. As a consequence, the Guatemala and Honduras operations were deconsolidated from that date and our investments in Guatemala and Honduras have since been accounted for under the equity method of accounting. The Guatemala and Honduras operations were not classified as discontinued operations for fiscal 2015 because Millicom does not consider the loss of path to control the operations by the termination of a contractual arrangement (e.g., the termination without exercise of an unconditional call option agreement that provided a path to control) to require presentation as a discontinued operation for fiscal 2015. On December 31, 2015, the operations were initially accounted for at fair value ($2.2 billion for Guatemala and $1.0 billion for Honduras), resulting in a $391 million loss in 2015 on the deconsolidation of these operations, including a $192 million recycling of foreign currency exchange losses accumulated in equity, which was recorded under “Other non-operating (expenses) income, net.” The fair values of the Guatemala and Honduras operations were determined based on a discounted cash flow calculation. When the put options expired, $2,135 million of put option liabilities terminated as of December 31, 2015. The carrying values of both put option liabilities were settled against the put option reserve within equity for $2,512 million (which was the amount recognized at inception) and against retained profits for the residual difference of $(377) million as of December 31, 2015.

Though we hold majority ownership interests in the entities that conduct each of our Guatemala and Honduras operations, the boards of directors are composed of equal numbers of directors from Millicom and from our respective partners, and the shareholders’ agreements for each entity require unanimous board approval for key decisions relating to the activities of these entities. As such, we have determined that neither party controls the entities, and we have therefore accounted for our investments in these entities as equity method investments since the date of the expiration of the options.

Since January 1, 2016, we have reported our share of the net income of the Guatemala and Honduras operations in our consolidated statement of income under the caption “Share of profit in our joint ventures in Guatemala and Honduras.”

For additional details on our joint ventures in Guatemala and Honduras, see note A.2 to our audited consolidated financial statements.

Our principal Guatemala joint venture company, Comunicaciones Celulares, S.A. (“Comcel”) (in which we hold a 55% ownership interest, but which we do not control, as described above), met the income threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09(a) of Regulation S-X for the years ended December 31, 2016 and 2017. Financial statements for Comcel are therefore separately provided in Exhibit 99.1 to this registration statement. Comcel represents a significant portion, but not all, of our Guatemala operations. As such, the Guatemala contribution to our Latin America segment is not solely that of Comcel.

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Discontinued operations

As a result of the merger of our business in Ghana with another business, and the resulting change in ownership, as well as the sale of our businesses in Senegal, Rwanda and the DRC, those businesses have each been classified as assets held for sale (respectively on September 28, 2017, February 2, 2017, January 23, 2018 and February 8, 2016), and their results have been classified as discontinued operations for all periods presented in our consolidated financial statements included herein. For additional details on our discontinued operations, see notes A.4 and E.3 to our audited consolidated financial statements.

Ghana

On March 3, 2017, we and Bharti Airtel Limited (“Airtel”) announced that we had entered into an agreement for MIC S.A.’s subsidiary Tigo Ghana Limited and Airtel’s subsidiary Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, we and Airtel have equal ownership and governance rights in the combined entity. Necessary regulatory approvals were received in September 2017, and the merger was completed on October 12, 2017.

Senegal

On July 28, 2017, we announced that we had agreed to sell our Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and the Teylium Group, subject to customary closing conditions and regulatory approvals. On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale. The sale was completed on April 27, 2018.

Rwanda

On December 19, 2017, we announced that we had signed an agreement for the sale of our Rwanda operations to subsidiaries of Airtel. We received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018.

DRC

On February 8, 2016, Millicom announced that it had signed an agreement for the sale of its businesses in the Democratic Republic of Congo (“DRC”) to Orange S.A. The transaction was completed in respect of the mobile business (Oasis S.A.) on April 20, 2016. The separate disposal of the mobile financial services business (DRC Mobile Cash) was completed in September 2016.

IFRS 15 and IFRS 9 adoption

IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” were effective for annual periods starting on January 1, 2018 and have been adopted by the Millicom Group as of that date using the modified retrospective approach. For a description of the standards and their impact on the Millicom Group, see note 2 to our unaudited condensed consolidated financial statements included elsewhere in this registration statement.

Our segments

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.

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Our customer base

We generate revenue mainly from the mobile and fixed services that we provide and, to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Item 4. Information on the Company—B. Business Overview—Our services.” Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.

We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our B2C Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of B2C mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our B2C Home customers in our Latin America segment as (x) the total B2C Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of homes connected for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.

B2C Mobile customers by segment

	As of nine months,		As of December 31,
	2018	2017	2017	2016	2015
	(in thousands, except where noted)
Latin America	31,625	31,687	31,911	30,882	31,441
of which are B2C Mobile data subscribers	15,196	13,914	15,093	13,085	11,437
of which are 4G customers	8,570	5,622	6,902	3,432	—
B2C Mobile customer ARPU (in U.S. dollars)	$7.6	$7.7	$7.7	$7.9	$8.8
Africa	15,584	14,207	14,631	14,737	14,753
of which are B2C Mobile data subscribers	4,461	4,305	4,473	4,258	3,335
of which are 4G customers	396	245	258	—	—
B2C Mobile customer ARPU (in U.S. dollars)	$2.7	$2.8	$2.8	$2.9	$3.3

B2C Mobile customers by country in our Latin America segment

	As of nine months,		As of December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Bolivia	3,399	3,138	3,303	2,951	3,005
Colombia	7,753	7,778	7,851	7,530	8,683
El Salvador	2,491	3,135	2,796	3,111	2,857
Guatemala	10,574	9,875	10,169	9,272	8,612
Honduras	4,454	4,600	4,625	4,660	4,641
Paraguay	2,955	3,161	3,167	3,357	3,643

B2C Mobile customers by country in our Africa segment

	As of nine months,		As of December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Chad	3,186	3,189	3,320	3,124	2,976
Tanzania	12,398	11,018	11,311	11,612	11,777

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B2B Mobile customers by segment

	As of nine months,		As of December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Latin America	1,284	1,196	1,230	1,122	1,144
Africa	109	123	129	126	29

B2C Home customers in our Latin America segment

	As of nine months,		As of December 31,
	2018	2017	2017	2016	2015
	(in thousands, except where noted)
Total homes passed	9,908	8,759	9,076	8,119	7,632
Total homes connected	3,592	3,249	3,303	3,100	3,020
HFC homes passed	9,387	8,107	8,446	7,152	6,375
HFC homes connected	2,642	2,277	2,329	2,075	1,922
HFC RGUs	5,046	4,204	4,367	3,694	3,244
B2C Home ARPU (in U.S. dollars)	$29.2	$28.3	$28.3	$26.9	$27.2

Results of operations

We have based the following discussion on our consolidated financial statements included elsewhere in this registration statement. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. Our results of operations in periods subsequent to September 30, 2018 will be affected by, among other things, certain recent developments. See “Item 4. Information on the Company—B. Business Overview—Recent developments.”

Consolidated results of operations for the nine months ended September 30, 2018 and 2017

The following table sets forth certain consolidated statement of income data for the periods indicated:

	Nine months ended September 30,		Percentage
	2018	2017	Change
	(U.S. dollars in millions, except percentages)
Revenue	3,064	3,020	1.5%
Cost of sales	(864)	(883)	(2.1)%
Gross profit	2,200	2,137	3.0%
Operating expenses	(1,214)	(1,190)	2.0%
Depreciation	(516)	(518)	(0.4)%
Amortization	(103)	(115)	(10.5)%
Share of profit in our joint ventures in Guatemala and Honduras	109	115	(5.1)%
Other operating income (expenses), net	66	24	176.8%
Operating profit	542	453	19.8%
Interest and other financial expenses	(271)	(310)	(12.5)%
Interest and other financial income	13	11	16.6%
Other non-operating (expenses) income, net	7	(5)	(220.2)%
Income (loss) from other joint ventures and associates, net	(100)	(54)	86.7%
Profit before taxes from continuing operations	191	95	100.8%
Charge for taxes, net	(71)	(125)	(43.4)%
Profit (loss) for the period from continuing operations	120	(30)	(505.2)%
Profit (loss) for the period from discontinued operations, net of tax	(35)	17	(300.5)%
Net profit (loss) for the period	86	(12)	(790.3)%

Revenue

Revenue increased by 1.5% for the nine months ended September 30, 2018 to $3,064 million from $3,020 million for the nine months ended September 30, 2017. The increase in revenue was due to an increase in both our service revenue and our telephone and equipment revenue. The increase in our service revenue was mainly due to an increase in our fixed revenue, driven by growth in B2C Home, which has benefited from the network rollout and the net additions of homes connected, and by growth in B2B, which benefited from an elections communications contract in Colombia. B2C Mobile recorded a slight decline where mobile data growth did not entirely offset the attrition from voice and SMS.

Colombia represented over 40%, Paraguay and Bolivia each represented between 10% and 20%, El Salvador represented approximately 10%, and no other country represented more than 10% of our revenue in each of the nine months ended September 30, 2018 and 2017. Bolivia experienced the highest relative increase in revenue of $46 million, or 11%, as a result of growth in B2C Home with strong net home additions, while B2C Mobile benefited from mobile data growth. Paraguay experienced the second highest relative increase in revenue, which expanded by 5% driven by both mobile data and residential cable. Colombia had a revenue decrease of 2%, or $24 million, mostly due to lower wholesale international long distance revenue, which is recorded on a net basis in 2018 due to the implementation of IFRS 15. Excluding this effect, Colombia revenue growth was positive and reflected revenue increases in B2C Home and B2B, the latter benefiting from a large government contract to implement the communications systems to support elections in Colombia. Revenue declined 3% in El Salvador, where overall market conditions are somewhat more challenging than in our other markets. In addition, we have experienced higher than usual levels of customer churn and bad debt provisions.

Cost of sales

Cost of sales decreased by 2.1% for the nine months ended September 30, 2018 to $864 million from $883 million for the nine months ended September 30, 2017. The decrease was mainly due to lower cost from wholesale international long distance that is recorded on a net basis in 2018 as a result of our implementation of IFRS 15.

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Operating expenses

Operating expenses increased by 2.0% for the nine months ended September 30, 2018 to $1,214 million from $1,190 million for the nine months ended September 30, 2017. The increase was mainly due to additional marketing expenses and increased site and network maintenance costs, partially offset by lower expenses for external services.

Depreciation

Depreciation was almost flat for the nine months ended September 30, 2018 and 2017 at $516 million and $518 million respectively.

Amortization

Amortization decreased by 10.5% for the nine months ended September 30, 2018 to $103 million from $115 million for the nine months ended September 30, 2017. The decrease was mainly due to lower amortization of intangibles related to our 2008 acquisition of Amnet and to our 2014 merger with UNE, as the related intangibles have now been fully amortized.

Share of profit in our joint ventures in Guatemala and Honduras

Share of profit in our joint ventures in Guatemala and Honduras decreased by 5.1% for the nine months ended September 30, 2018 to $109 million from $115 million for the nine months ended September 30, 2017, due to changes in foreign exchange rates. As of September 30, 2018, each of the Guatemalan Quetzal and the Honduran Lempira weakened 3.4% and 2.6%, respectively, year-on-year relative to the US Dollar, which generated foreign exchange losses for the nine months ended September 30, 2018. As of September 30, 2017, the Guatemalan Quetzal had strengthened 3.4% year-on-year, and the Honduran Lempira had weakened 2.2%, both relative to the US Dollar. These currency movements generated foreign exchange gains for the nine months ended September 30, 2017.

Other operating income (expenses), net

Other operating income (expenses), net increased by $42 million for the nine months ended September 30, 2018 to $66 million from $24 million for the nine months ended September 30, 2017. The increase was mainly due to profit from tower sale and lease back transactions in Paraguay, Colombia and El Salvador. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure.”

Interest and other financial expenses

Interest and other financial expenses decreased by 12.5% for the nine months ended September 30, 2018 to $271 million from $310 million for the nine months ended September 30, 2017. The decrease was mainly due to the refinancing activities carried out in 2017, principally the issuance of new 5.125% Senior Notes due 2028 and the redemption of our 6.625% Senior Notes due 2021, as well as lower gross debt and the absence of refinancing charges in 2018.

Interest and other financial income

Interest and other financial income increased by 16.6% for the nine months ended September 30, 2018 to $13 million from $11 million for the nine months ended September 30, 2017. The increase was mainly due to higher average cash and cash equivalents balances during the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017.

Other non-operating (expenses) income, net

Other non-operating (expenses) income, net increased by $12 million for the nine months ended September 30, 2018 to an income of $7 million from an expense of $5 million for the nine months ended September 30, 2017. The increase was mainly due to foreign exchange gains during the nine-month period in 2018, while in the corresponding period in 2017 we had the negative impact of the change in fair value of derivatives.

53

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0057
statement pursuant to Securities and Exchange Commission Rule 83

Loss from other joint ventures and associates, net

Loss from other joint ventures and associates, net increased by 86.7% for the nine months ended September 30, 2018 to a loss of $100 million from a loss of $54 million for the nine months ended September 30, 2017. The increase in the loss was mainly due to losses of $50 million in Ghana. Ghana was only accounted for as a joint venture in the comparative third quarter period ended September 30, 2017.

Charges for taxes, net

Charges for taxes, net decreased by 43.4% for the nine months ended September 30, 2018 to $71 million from $125 million for the nine months ended September 30, 2017. The decrease was mainly due to lower withholding tax due to lower upstreaming of cash from our operating subsidiaries and joint ventures during the first nine months of 2018 compared to the same period in 2017.

The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.

Net profit (loss) for the period

Net profit (loss) for the period increased by $98 million for the nine months ended September 30, 2018 to a profit of $86 million from a loss of $12 million for the nine months ended September 30, 2017. Profit (loss) for the period from continuing operations increased by $150 million for the nine months ended September 30, 2018 to a profit of $120 million from a loss of $30 million for the nine months ended September 30, 2017 for the reasons stated above. Profit (loss) for the period from discontinued operations decreased by $52 million for the nine months ended September 30, 2018 to a loss of $35 million from a profit of $17 million for the nine months ended September 30, 2017. The decline in profit (loss) for the period from discontinued operations, net of tax was mainly due to a loss on disposal of the Group’s operations in Rwanda of $32 million, partly offset by a gain on disposal of the Group’s operations in Senegal of $6 million in the nine-month period in 2018, compared to a profit in Senegal during the comparable period in 2017.

Segment results of operations for the nine months ended September 30, 2018 and 2017

Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “—Our segments” above.

54

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0058
statement pursuant to Securities and Exchange Commission Rule 83

The following table sets forth certain segment data, which has been extracted from note 5 to our unaudited condensed consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Nine months ended September 30,
	2018		2017		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)

Mobile revenue	2,411	381	2,444	375	(1.4)%	1.6%
Fixed revenue	1,362	9	1,299	8	4.8%	12.5%
Other revenue	35	3	29	4	20.7%	(25.0)%
Service revenue	3,807	393	3,772	387	0.9%	1.6%
Telephone and equipment revenue	297	-	262	1	13.4%	NA
Revenue	4,104	394	4,034	388	1.7%	1.5%
Operating profit	747	29	639	17	16.9%	70.6%
Add back:
Depreciation and amortization	850	81	885	81	(4.0)%	0.0%
Other operating income (expenses), net	(45)	(3)	(21)	3	114.3%	(200)%
EBITDA	1,553	107	1,502	101	3.4%	5.9%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:

	Nine months ended September 30,
	2018	2017	Percentage Change
	(U.S. dollars in millions, except percentages)
Colombia	1,268	1,292	(1.9)%
Guatemala	1,015	979	3.6%
Paraguay	516	492	4.9%
Honduras	435	438	(0.8)%
Bolivia	454	407	11.4%
El Salvador	304	313	(2.6)%

Segment revenue

Revenue of our Latin America segment increased by 1.7% for the nine months ended September 30, 2018 to $4,104 million from $4,034 million for the nine months ended September 30, 2017. The increase in revenue was due to an increase in our service revenue as well as in telephone and equipment revenue. The increase in our service revenue was mainly due to growth of revenue from fixed services, with B2C Home, particularly in Bolivia, Guatemala and Paraguay, benefitting from more homes connected. B2B revenues also improved, benefitting from a large government contract to implement the communications systems to support elections in Colombia. Mobile service revenue declined by 1.4% and declined as a percentage of our Latin America segment revenue from 60% to 59%. B2C Mobile, which represented around 58% of revenue for our Latin America segment in each period, remained relatively flat with reduced revenues from voice and SMS being offset by growth of revenues from data in all of our mobile markets.

Revenue of our Africa segment increased by 1.5% for the nine months ended September 30, 2018 to $394 million from $388 million for the nine months ended September 30, 2017. The increase was mainly due to healthy growth in Tanzania, which more than offset a decline in Chad, where operating conditions have been challenging due to a weak macro-economic environment and a higher tax burden imposed on the telecommunications sector.

55

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0059
statement pursuant to Securities and Exchange Commission Rule 83

Segment operating profit

Operating profit of our Latin America segment increased by 16.9% for the nine months ended September 30, 2018 to $747 million from $639 million for the nine months ended September 30, 2017. The increase was mainly due to both revenue growth and lower amortization.

Operating profit of our Africa segment increased by 70.6% for the nine months ended September 30, 2018 to $29 million from $17 million for the nine months ended September 30, 2017. The increase was mainly due to revenue growth.

Segment EBITDA

Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management.

Segment EBITDA of our Latin America segment increased by 3.4% for the nine months ended September 30, 2018 to $1,553 million from $1,502 million for the nine months ended September 30, 2017. The increase was mainly due to fixed service revenue growth, partially offset because of higher revenues from services with higher associated costs such as B2C Home and B2B.

Segment EBITDA of our Africa segment increased by 5.9% for the nine months ended September 30, 2018 to $107 million from $101 million for the nine months ended September 30, 2017. The increase was mainly due to revenue growth in Tanzania.

Consolidated results of operations for the years ended December 31, 2017 and 2016

The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage
	2017	2016	Change
	(U.S. dollars in millions, except percentages)
Revenue	4,076	4,043	0.8%
Cost of sales	(1,205)	(1,175)	2.6%
Gross profit	2,871	2,868	0.1%
Operating expenses	(1,594)	(1,627)	(2.1)%
Depreciation	(695)	(678)	2.5%
Amortization	(146)	(175)	(16.2)%
Share of profit in our joint ventures in Guatemala and Honduras	141	115	22.0%
Other operating income (expenses), net	68	(14)	(587.5)%
Operating profit	645	490	31.6%
Interest and other financial expenses	(396)	(372)	6.5%
Interest and other financial income	16	21	(22.5)%
Other non-operating (expenses) income, net	(4)	20	(120.5)%
Loss from other joint ventures and associates, net	(85)	(49)	74.0%
Profit (loss) before taxes from continuing operations	176	109	61.0%
Charge for taxes, net	(158)	(179)	(11.9)%
Profit (loss) for the year from continuing operations	18	(70)	(126.2)%
Profit (loss) for the year from discontinued operations, net of tax	51	(20)	(355.0)%
Net profit (loss) for the year	69	(90)	(176.7)%

56

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0060
statement pursuant to Securities and Exchange Commission Rule 83

Revenue

Revenue increased by 0.8% for the year ended December 31, 2017 to $4,076 million from $4,043 million for the year ended December 31, 2016. The increase in revenue was due to an increase in our service revenue, partially offset by a decrease in our telephone and equipment revenue. The increase in our service revenue was mainly due to an increase in our fixed revenue, driven by growth in B2C Home and B2B, as well as increased revenue from mobile data, offset by the impact of lower mobile voice and SMS consumption.

Colombia represented over 40%, Paraguay, Bolivia and El Salvador each represented between 10% and 20%, and no other country represented more than 10% of our consolidated revenue in 2017 and 2016. Paraguay experienced the highest relative increase in revenues of $39.0 million, or 6.3%, as a result of robust growth in B2C Home and B2B, which benefited from the continued expansion of our HFC network reach and from strong demand especially for residential broadband services. Revenue in Bolivia grew 2.5% with strong performance of 4G and mobile data adoption. Revenue in Colombia grew just 1.3% due to regulatory headwinds from mobile termination rate cuts as well as MVNO and national roaming price caps implemented in the first half of 2017, while delivering growth particularly in B2B. El Salvador recorded negative revenue growth of 0.8% as our operations there continue to be more exposed than the rest of our Latin America markets to voice and SMS revenues that continue to decline.

Cost of sales

Cost of sales increased by 2.6% for the year ended December 31, 2017 to $1,205 million from $1,175 million for the year ended December 31, 2016. The increase was mainly due to higher costs associated with our increasing fixed service revenue such as pay-TV which incurs programming costs and B2B services that traditionally have lower gross margins.

Operating expenses

Operating expenses decreased by 2.1% for the year ended December 31, 2017 to $1,594 million from $1,627 million for the year ended December 31, 2016. The decrease was mainly due to lower expenses for external services partially offset by additional marketing expenses and increased site and network maintenance costs.

Depreciation

Depreciation increased by 2.5% for the year ended December 31, 2017 to $695 million from $678 million for the year ended December 31, 2016. The increase was mainly due to the growth of the fixed and mobile networks.

Amortization

Amortization decreased by 16.2% for the year ended December 31, 2017 to $146 million from $175 million for the year ended December 31, 2016. The decrease was mainly due to the impact of the decommissioning of our fixed wireless network in Colombia at the end of 2016, which caused us to accelerate and complete the amortization of related spectrum assets during 2016.

Share of profit in our joint ventures in Guatemala and Honduras

Share of profit in our joint ventures in Guatemala and Honduras increased by 22% for the year ended December 31, 2017 to $141 million from $115 million for the year ended December 31, 2016. The increase was mainly due to growth of the net profits generated in both Guatemala and Honduras. In Guatemala, the increase in net profits came mostly from lower interest expense, net, due to lower net debt held on average during the period, as well as lower operating costs stemming largely from a reduction in headcount year-over-year. In Honduras, the increase in net profit was mainly due to lower levels of FX losses in the year ended December 31, 2017.

Other operating income (expenses), net

Other operating income (expenses), net increased by $ 82 million for the year ended December 31, 2017 to an income of $68 million from a loss of $14 million for the year ended December 31, 2016. The increase was mainly due to gain registered from the sale of towers in Paraguay and Colombia. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure.”

Interest and other financial expenses

Interest and other financial expenses increased by 6.5% for the year ended December 31, 2017 to $396 million from $372 million for the year ended December 31, 2016. The increase was mainly due to the additional finance leases expenses associated to the tower sale and lease back transactions in Colombia and Paraguay as well as the costs associated with refinancing during the year.

57

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0061
statement pursuant to Securities and Exchange Commission Rule 83

Interest and other financial income

Interest and other financial income decreased by 22.5% for the year ended December 31, 2017 to $16 million from $21 million for the year ended December 31, 2016. The decrease was mainly due to lower average cash and cash equivalents balances during 2017 as compared to 2016.

Other non-operating (expenses) income, net

Other non-operating (expenses) income, net decreased by $24 million for the year ended December 31, 2017 to an expense of $4 million from an income of $20 million for the year ended December 31, 2016. The decrease was mainly due to the change in the fair value of derivatives associated with the SEK and Euro denominated debt.

Loss from other joint ventures and associates, net

Loss from other joint ventures and associates, net increased by 74.0% for the year ended December 31, 2017 to a loss of $85 million from a loss of $49 million for the year ended December 31, 2016. The increase was mainly due to the impairment of our interest in MKC Brilliant Holding GmbH (“LIH”) of $48 million as a result of the annual impairment test conducted in 2017, partially offset by the gain related to the sale of part of our ownership of Milvik (Bima) of $21 million.

Charges for taxes, net

Charges for taxes, net decreased by 11.9% for the year ended December 31, 2017 to $158 million from $179 million for the year ended December 31, 2016. The decrease was mainly due to the lower increase in unrecognized deferred tax assets in 2017 compared to 2016.

The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.

Net profit (loss) for the year

Net profit (loss) for the year increased by $159 million for the year ended December 31, 2017 to a profit of $69 million from a loss of $90 million for the year ended December 31, 2016. Profit (loss) for the year from continuing operations increased by $88 million for the year ended December 31, 2017 to a profit of $18 million from a loss of $70 million for the year ended December 31, 2016 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $71 million for the year ended December 31, 2017 to a profit of $51 million from a loss of $20 million for the year ended December 31, 2016. The increase in profit (loss) for the year from discontinued operations, net of tax was mainly due to the improved performance of the Senegal and Ghana operations in 2017.

Segment results of operations for the years ended December 31, 2017 and 2016

Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “—Our segments” above.

The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

58

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0062
statement pursuant to Securities and Exchange Commission Rule 83

	Year ended December 31,
	2017		2016		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,283	509	3,318	541	(1.1)%	(5.9)%
Fixed revenue	1,755	12	1,611	15	8.9%	(28.9)%
Other revenue	40	5	37	6	8.8%	(25.7)%
Service revenue	5,078	524	4,966	562	2.3%	(6.8)%
Telephone and equipment revenue	363	2	386	2	(5.9)%	(29.1)%
Revenue	5,441	526	5,352	565	1.7%	(6.8)%
Operating profit (loss)	899	41	721	43	24.7%	(5.5)%
Add back:
Depreciation and amortization	1,174	110	1,173	113	0.1%	(2.6)%
Other operating income (expenses), net	(49)	(11)	42	2	(218.1)%	(787.5)%
EBITDA	2,024	140	1,935	158	4.6%	(11.3)%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:

	Year ended December 31,		Percentage
	2017	2016	Change
	(U.S. dollars in millions, except percentages)
Colombia	1,739	1,717	1.3%
Guatemala	1,328	1,284	3.4%
Paraguay	662	623	6.3%
Honduras	585	609	(3.9)%
Bolivia	555	542	2.5%
El Salvador	422	425	(0.8)%

Segment revenue

Revenue of our Latin America segment increased by 1.7% for the year ended December 31, 2017 to $5,441 million from $5,352 million for the year ended December 31, 2016. The increase in revenue was due to an increase in our service revenue, partially offset by a decrease in our telephone and equipment revenue. The increase in our service revenue was primarily attributable to growth of revenue from fixed services, with B2C Home increasing as a result of an increased number of homes connected, particularly in Paraguay, Guatemala and Bolivia, and B2B increasing as a result of higher voice and data traffic, particularly in Colombia. However, mobile service revenue continued to represent over 60% of our Latin America segment revenue. B2C Mobile declined slightly, with mobile data almost offsetting the decline in mobile voice and SMS, and as a relative proportion of our Latin America segment revenue, falling from over 55% in 2016 to under 55%, but over 50%, in 2017. In particular, the Colombian regulator implemented a mobile termination rate cut as well as national roaming and MVNO price caps implemented in the first half of the year 2017, all of which negatively impacted our revenue.

Revenue of our Africa segment decreased by 6.8% for the year ended December 31, 2017 to $526 million from $565 million for the year ended December 31, 2016. The decrease was mainly due to increased excise taxes in Chad that impact subscribers’ disposable income and continued competition in Tanzania that decreased revenue.

Segment operating profit

Operating profit of our Latin America segment increased by 24.7% for the year ended December 31, 2017 to $899 million from $721 million for the year ended December 31, 2016. The increase was primarily attributable to revenue growth coupled with a reduction in operating expenses, as a decline in general and administrative expenses more than offset an increase in selling and marketing expenses year-on-year.

59

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0063
statement pursuant to Securities and Exchange Commission Rule 83

Operating profit of our Africa segment decreased by 5.5% for the year ended December 31, 2017 to $41 million from $43 million for the year ended December 31, 2016. The decrease was mainly due to the lower revenues described above.

Segment EBITDA

Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management.

EBITDA of our Latin America segment increased by 4.6% for the year ended December 31, 2017 to $2,024 million from $1,935 million for the year ended December 31, 2016. The increase was attributable to the reasons described above, offset by cost control measures.

EBITDA of our Africa segment decreased by 11.3% for the year ended December 31, 2017 to $140 million from $158 million for the year ended December 31, 2016. The decrease was mainly due to the factors that impacted revenue described above.

Consolidated results of operations for the years ended December 31, 2016 and 2015

The following table sets forth certain consolidated statement of income data for the periods indicated:

	Year ended December 31,		Percentage
	2016	2015	Change
	(U.S. dollars in millions, except percentages)
Revenue	4,043	6,264	(35.5)%
Cost of sales	(1,175)	(1,688)	(30.4)%
Gross profit	2,868	4,576	(37.3)%
Operating expenses	(1,627)	(2,418)	(32.7)%
Depreciation	(678)	(974)	(30.4)%
Amortization	(175)	(226)	(22.6)%
Share of profit in our joint ventures in Guatemala and Honduras	115	—	NA
Other operating income (expenses), net	(14)	(12)	(15.0)%
Operating profit	490	946	(48.2)%
Interest and other financial expenses	(372)	(403)	(7.7)%
Interest and other financial income	21	21	(1.9)%
Other non-operating (expenses) income, net	20	(600)	(103.3)%
Income (loss) from other joint ventures and associates, net	(49)	100	(148.8)%
Profit before taxes from continuing operations	109	64	69.4%
Charge for taxes, net	(179)	(269)	(33.6)%
Loss for the year from continuing operations	(70)	(205)	(66.0)%
Loss for the year from discontinued operations, net of tax	(20)	(239)	(91.4)%
Net loss for the year	(90)	(444)	(79.7)%

Revenue

Revenue decreased by 35.5% for the year ended December 31, 2016 to $4,043 million from $6,264 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations.  Apart from the deconsolidation, other principal factors affecting revenue in 2016 compared to 2015 were the accelerated decline in mobile voice and SMS revenue caused by rapidly-evolving consumption habits across most of our markets, increased competition in Colombia, particularly in the second half of the year, as well as the impact of regulatory changes in Colombia, Paraguay, and El Salvador. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities. Toward the end of 2015, the regulator in Colombia introduced a new regulation that limits our ability to bundle a postpaid mobile service contract to the sale of a handset at a subsidized price. As a result, we substantially reduced subsidies, and this had a material impact on our handset sales. This impacted our results from Colombia in the fourth quarter of 2015, and the effect continued to be felt throughout 2016. In addition, the Colombian peso was substantially weaker, on average, in 2016 than in 2015, and this weighed meaningfully on our results. We also experienced lower sales of handsets and equipment in most of our other markets.

60

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0064
statement pursuant to Securities and Exchange Commission Rule 83

In 2016, Colombia represented over 40%, Paraguay, Bolivia and El Salvador each represented between 10% and 20%, and no other country represented more than 10% of our consolidated revenue. In 2015, Colombia represented over 30%, Guatemala represented almost 21%, Paraguay represented 10.7%, Honduras represented 10.4% and no other country represented more than 10% of our consolidated revenue. The main reason for the increase in revenue of these countries as a percentage of our consolidated revenue in 2016 was the deconsolidation of our Guatemala and Honduras operations. Of these countries, Bolivia experienced the highest relative increase in revenue of $11.0 million, or 2.1%, as a result of the rapid deployment of our 4G mobile network, which produced strong growth in mobile data revenues to largely offset the decline of mobile voice and SMS revenue, as well as the expansion of our HFC network, which generated strong growth in our Home and B2B. Revenue in El Salvador declined 5.3%, revenue in Paraguay declined 7.4% and, for the reasons described above, revenue in Colombia was down 13.4%.

Cost of sales

Cost of sales decreased by 30.4% for the year ended December 31, 2016 to $1,175 million from $1,688 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations. Apart from the deconsolidation, the principal factors affecting cost of sales in 2016 compared to 2015 were the lower volume of sales of handsets and the decline in voice traffic, which generated lower interconnection charges.

Operating expenses

Operating expenses decreased by 32.7% for the year ended December 31, 2016 to $1,627 million from $2,418 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations. Apart from the deconsolidation, other principal factors affecting operating expenses in 2016 compared to 2015 were operational efficiency programs implemented in each country in procurement, logistics, field operations and network services, as well as lower corporate expenditures mostly from headcount reductions.

Depreciation

Depreciation decreased by 30.4% for the year ended December 31, 2016 to $678 million from $974 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations.

Amortization

Amortization decreased by 22.6% for the year ended December 31, 2016 to $175 million from $226 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations.

Share of profit in our joint ventures in Guatemala and Honduras

Share of profit in our joint ventures in Guatemala and Honduras increased to $115 million for the year ended December 31, 2016 from nil for the year ended December 31, 2015. The full amount of the increase was due to the change to equity accounting for our Guatemala and Honduras joint ventures, which began on January 1, 2016 and resulted from the deconsolidation of the Guatemala and Honduras joint ventures as of December 31, 2015.

Other operating income (expenses), net

Other operating income (expenses), net increased by 15.0% for the year ended December 31, 2016 to an expense of $14 million from an expense of $12 million for the year ended December 31, 2015.

61

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0065
statement pursuant to Securities and Exchange Commission Rule 83

Interest and other financial expenses

Interest and other financial expenses decreased by 7.7% for the year ended December 31, 2016 to $372 million from $403 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations.

Interest and other financial income

Interest and other financial income remained stable in the years ended December 31, 2016 and 2015 at approximately $21 million.

Other non-operating (expenses) income, net

Other non-operating (expenses) income, net increased by $620 million for the year ended December 31, 2016 to an income of $20 million from an expense of $600 million for the year ended December 31, 2015. The increase was mainly due to items that impacted 2015 results, including a $391 million loss as a result of the deconsolidation of Guatemala and Honduras and foreign exchange losses of $280 million primarily related to the devaluation of the Colombian Peso, partially offset by positive changes in the fair value of put and call options that lapsed as of December 31, 2015 of $54 million.

Income (loss) from other joint ventures and associates, net

Income (loss) from other joint ventures and associates, net decreased by $149 million for the year ended December 31, 2016 to a loss of $49 million from an income of $100 million for the year ended December 31, 2015. The decrease was mainly due to a $147 million book value gain in 2015 related to a share exchange involving our shareholding in Helios Towers Africa (“HTA”). The exchange of shares, which has commercial substance in accordance with IAS 28 and IAS 16, resulted in the Millicom Group recognizing its investment in HTA at fair value and hence a gain on disposal of its investments in the different tower companies.

Charges for taxes, net

Charges for taxes, net decreased by 33.6% for the year ended December 31, 2016 to $179 million from $269 million for the year ended December 31, 2015. The decrease was mainly due to the deconsolidation of our Guatemala and Honduras operations.

The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.

Net loss for the year

Net loss for the year improved by $354 million for the year ended December 31, 2016 to a loss of $90 million from a loss of $444 million for the year ended December 31, 2015. Loss from continuing operations decreased by $135 million for the year ended December 31, 2016 to a loss of $70 million from a loss of $205 million for the year ended December 31, 2015 for the reasons stated above. Loss from discontinued operations, net of tax decreased by $219 million to a loss of $20 million for the year ended December 31, 2016 from a loss of $239 million for the year ended December 31, 2015. The decrease in loss from discontinued operations, which include Rwanda, Senegal, Ghana and the DRC, largely reflects a significant reduction in losses in Rwanda and Senegal, partly offset by lower profits from the DRC.

Segment results of operations for the years ended December 31, 2016 and 2015

Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “—Our segments” above.

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statement pursuant to Securities and Exchange Commission Rule 83

The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements, where segment data is reconciled to consolidated data, for the periods indicated:

	Year ended December 31,
	2016		2015		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,318	541	3,580	514	(7.3)%	5.2%
Fixed revenue	1,611	15	1,621	6	(0.6)%	185.8%
Other revenue	37	6	37	3	1.3%	137.5%
Service revenue	4,966	562	5,237	522	(5.2)%	7.7%
Telephone and equipment revenue	386	2	502	2	(23.2)%	0.5%
Revenue	5,352	565	5,740	525	(6.8)%	7.6%
Operating profit	721	43	948	9	(23.9)%	393.2%
Add back:
Depreciation and amortization	1,173	113	1,087	109	7.9%	3.7%
Other operating income (expenses), net	42	2	7	2	510.3%	(20.0)%
EBITDA	1,935	158	2,042	120	(5.2)%	31.9%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:

	Year ended December 31,		Percentage
	2016	2015	Change
	(U.S. dollars in millions, except percentages)
Colombia	1,717	1,982	(13.4)%
Guatemala	1,284	1,306	(1.6)%
Paraguay	623	673	(7.4)%
Honduras	609	649	(6.2)%
Bolivia	542	531	2.1%
El Salvador	425	448	(5.3)%

Segment revenue

Revenue of our Latin America segment decreased by 6.8% for the year ended December 31, 2016 to $5,352 million from $5,740 million for the year ended December 31, 2015. The decrease in revenue was due primarily to a decrease in our service revenue and, to a lesser extent, a decrease in our telephone and equipment revenue. The decrease in service revenue was mainly due to a decline in revenue from mobile services, with B2C Mobile revenues declining due to a reduction in voice and SMS, particularly in Colombia, Honduras, Paraguay, Guatemala, and El Salvador that was only partially offset by the growth of mobile data, and increased competition particularly in Colombia, as well as the impact of adverse regulatory changes in Paraguay and El Salvador. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities. Nonetheless, mobile service revenue, which largely reflects B2C Mobile, continued to represent over 60% of our Latin America segment revenue. While B2C Home revenue also continued to grow, B2B experienced contraction in its fixed services. Toward the end of 2015, the regulator in Colombia introduced a new regulation that limits our ability to bundle a postpaid mobile service contract to the sale of a handset at a subsidized price. As a result, we substantially reduced subsidies, and this had a material impact on our handset sales and, by extension, our telephone and equipment revenue.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0067
statement pursuant to Securities and Exchange Commission Rule 83

Revenue of our Africa segment increased by 7.6% for the year ended December 31, 2016 to $565 million from $525 million for the year ended December 31, 2015. The increase was mainly due to the growth of our subscriber base in both Tanzania and Chad.

Segment operating profit

Operating profit of our Latin America segment decreased by 23.9% for the year ended December 31, 2016 to $721 million from $948 million for the year ended December 31, 2015. The decrease was mainly due to the factors already discussed, including accelerated decline of voice and SMS usage not fully offset by the growth of mobile data, as well as commercial pressure in Colombia in B2C Mobile.

Operating profit of our Africa segment increased by 393% for the year ended December 31, 2016 to $43 million from $9 million for the year ended December 31, 2015. The increase was mainly due to the full year impact of the acquisition of the Zantel operation in Tanzania and the improvement in performance of the Chad operation.

Segment EBITDA

Segment EBITDA is segment operating profit excluding depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management.

EBITDA of our Latin America segment decreased by 5.2% for the year ended December 31, 2016 to $1,935 million from $2,042 million for the year ended December 31, 2015. The decrease was mainly due to lower revenues as described above.

EBITDA of our Africa segment increased by 31.9% for the year ended December 31, 2016 to $158 million from $120 million for the year ended December 31, 2015. The increase was due to the reasons described above.

Critical accounting policies

The preparation of our financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management's best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in “Introduction—Judgments and critical estimates” in the notes to our audited consolidated financial statements, and in the notes referenced therein.

For a description of new or amended IFRS accounting standards to which we are subject, see “Introduction— New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements.

B.	Liquidity and Capital Resources

Overview

The Millicom Group’s sources of funds are cash from operations, internal and external financing as well as proceeds from the disposal of assets. The Millicom Group finances its operations centrally at the MIC S.A. level or alternatively, where it deems it more cost effective to do so, at the operational level.

In particular, we seek to finance the costs of deploying and expanding our fixed and mobile networks mainly at the operating level on a country-by-country basis, utilizing credit facilities provided by banks and finance leases, obtaining financing from the debt capital markets, and seeking funding from export credit agencies and development financial institutions such as the InterAmerican Development Bank and the International Finance Corporation.

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statement pursuant to Securities and Exchange Commission Rule 83

If we decide to acquire other businesses, we expect to fund these acquisitions from cash resources, borrowings under existing credit facilities and, if necessary, through new borrowings, including under new credit facilities or issuances of debt securities, though we may issue equity also to raise funds.

As of September 30, 2018, $366 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $392 million was at the operating subsidiaries level. As of December 31, 2017 and 2016, respectively, $141 million and $217 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $479 million and $429 million was at the operating subsidiaries level.

If funds at the foreign operating subsidiary level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.

As of September 30, 2018, our total consolidated outstanding debt and other financing was $3,645 million. As of December 31, 2017 and 2016, respectively, our total consolidated outstanding debt and other financing was $3,785 million and $3,901 million.

We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Cash upstreaming

Progressive improvement in operating and financial performance of our operations has enabled the upstreaming of excess cash to MIC S.A. This is accomplished through a combination of dividends, fees and shareholder loan repayments.

The following table sets forth cash upstreamed to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	Nine months ended,	Year ended December 31,
	2018	2017	2016	2015
	(U.S. dollars in millions)
Subsidiaries	546	754	412	373
Joint ventures	195	230	164	369
Total	741	984	577	742

In each case, the upstreamed cash was principally used to cover corporate center expenses, service corporate debt, pay corporate center taxes and pay the group dividend.

Some of our operating subsidiaries and joint ventures have covenants on debt outstanding that impose restrictions on their ability to upstream cash to MIC S.A. As a result of these restrictions, significant cash or cash equivalent balances may be held from time to time at our operating subsidiaries and joint ventures.

Cash flows

Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.

Nine months ended September 30, 2018 and 2017

For the nine months ended September 30, 2018, cash provided by operating activities was $561 million, compared to $558 million for the nine months ended September 30, 2017. The increase was mainly due to a decrease in interest paid on lower levels of gross debt, partially offset by an increase in working capital caused mainly by the change in our revenue mix from prepaid mobile, which is declining, and toward subscription-based businesses, which are growing and are postpaid in nature.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0069
statement pursuant to Securities and Exchange Commission Rule 83

Cash used in investing activities was $154 million for the nine months ended September 30, 2018, compared to $334 million for the nine months ended September 30, 2017. For the nine months ended September 30, 2018, Millicom used $444 million to purchase property, plant and equipment, $144 million to purchase intangible assets and licenses, and $63 million to settle a derivative financial instrument, and Millicom received $177 million from the disposal of the Senegal and Rwanda operations, $134 million from the sale of property, plant and equipment such as towers, and $181 million in dividends from joint ventures. Until its maturity and settlement during the first half of 2018, the derivative instrument had been used to hedge foreign exchange risk related to our SEK 2 billion senior unsecured floating rate notes. For the nine months ended September 30, 2017, Millicom used $465 million to purchase property, plant and equipment and $109 million for intangible assets and licenses, and Millicom received $147 million in dividends from joint ventures and $87 million from the sale of property, plant and equipment.

Cash used in financing activities was $265 million for the nine months ended September 30, 2018, compared to $30 million provided from financing activities for the nine months ended September 30, 2017. In the nine months ended September 30, 2018, we paid $133 million in dividends to shareholders (ordinary dividend of $1.32 per share) as we decided to pay the dividend in two installments (May and November of 2018), and we repaid debt of $536 million while raising funds of $405 million through new financing. In the nine months ended September 30, 2017, we paid $265 million in dividends (ordinary dividend of $2.64 per share) and repaid debt of $605 million while raising funds of $917 million through new financing.

Years ended December 31, 2017 and 2016

For the year ended December 31, 2017, cash provided by operating activities was $820 million, compared to $878 million for the year ended December 31, 2016. The decrease is mainly due to a higher level of working capital requirements and higher interest payments including the refinancing costs.

Cash used in investing activities was $367 million for the year ended December 31, 2017, compared to $552 million for the year ended December 31, 2016. In the year ended December 31, 2017, Millicom used $650 million to purchase property, plant and equipment and $133 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $203 million in dividends from joint ventures and $179 million from the sale of property, plant and equipment such as towers. In the year ended December 31, 2016, Millicom used $719 million to purchase property, plant and equipment and $143 million for intangible assets and licenses. These items were partially offset by $143 million in proceeds from dividends from joint ventures, and $147 million from the disposal of subsidiaries and associates, with the latter mostly related to our operations in Ghana and to the reduction of our ownership stake from 20.4% to 12.0% in BIMA, a provider of micro-insurance in emerging markets.

Cash used in financing activities was $464 million for the year ended December 31, 2017, compared to $441 million for the year ended December 31, 2016. In the year ended December 31, 2017, we paid $265 million in dividends (ordinary dividend of $2.64 per share) and repaid debt of $1,195 million while raising funds of $996 million through new financing. In the year ended December 31, 2016, we paid $265 million to shareholders in dividends (ordinary dividend of $2.64 per share) and repaid debt of $821 million while raising funds of $713 million through new financing.

Years ended December 31, 2016 and 2015

For the year ended December 31, 2016, cash provided by operating activities was $878 million, compared to $1,651 million for the year ended December 31, 2015. The decrease is mainly due to the deconsolidation of our Guatemala and Honduras operations. Apart from the deconsolidation, other principal factors affecting cash provided by operating activities in 2016 compared to 2015 were higher profit before taxes and lower loss on disposal and impairment of assets.

Cash used in investing activities was $552 million for the year ended December 31, 2016, compared to $1,411 million for the year ended December 31, 2015. In the year ended December 31, 2016, Millicom used $719 million to purchase property, plant and equipment and $143 million for intangible assets and licenses, compared to $1,019 million and $186 million, respectively, in the year ended December 31, 2015. The decrease is mainly due to the deconsolidation of our Guatemala and Honduras operations which had an impact in investing activities of $168 million in 2015, as well as lower overall investment levels in both Africa and Latin America. In addition, in the year ended December 31, 2016, Millicom also received $147 million in proceeds from the sale of its operations in the DRC and $143 million in dividends from joint ventures. In 2015, Millicom used $54 million to increase its ownership stake in some associates as well as for small acquisitions.

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statement pursuant to Securities and Exchange Commission Rule 83

Cash used in financing activities was $441 million for the year ended December 31, 2016, compared to $84 million for the year ended December 31, 2015. In the year ended December 31, 2016, we paid $265 million in dividends to shareholders (ordinary dividend of $2.64 per share) and $68 million in advances for and dividends to non-controlling interests, and we repaid debt of $821 million, while raising funds of $713 million through new financing. In the year ended December 31, 2015, we paid $264 million in dividends to shareholders (ordinary dividend of $2.64 per share) and $269 million advances for and dividends to non-controlling interests, offset by $39 million in acquisitions of non-controlling interests, and we repaid debt of $1,392 million, while raising funds of $1,880 million through new financing.

Capital expenditures

Historical capital expenditures

Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis and by operating segment, including accruals for such additions at the end of the periods, for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017, 2016, and 2015 is set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes and IT investments.

	Nine months ended September 30,		Years ended December 31,
	2018	2017	2017	2016	2015
	(U.S. dollars in millions)
Additions to property, plant and equipment	449	449	824	683	1,103
Additions to licenses and other intangibles	116	78	130	192	194
Consolidated total additions	545	527	954	875	1,297
Latin America segment (including Guatemala and Honduras)	668	593	977	960	1,059
Africa segment	23	78	185	108	238

Capital expenditure commitments

As of September 30, 2018, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $172 million from a number of suppliers, of which $157 million was within one year and $15 million more than one year. Out of these commitments, $44 million and $36 million, respectively, related to the Company’s share in joint ventures. We expect to meet these commitments from our current cash balance and from cash generated from our operations.

As of December 31, 2017, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $194 million from a number of suppliers, of which $182 million was within one year and $12 million more than one year. Out of these commitments, $25 million and $23 million, respectively, related to the Company’s share in joint ventures. We expect to meet these commitments from our current cash balance and from cash generated from our operations.

Financing

We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a non-recourse basis to MIC S.A. As of September 30, 2018, 72% of our consolidated debt of $2,615 million was at the operational level (excluding our joint ventures in Guatemala and Honduras) and non-recourse to MIC S.A., and 52% of this debt was denominated in local currency. In addition, at September 30, 2018 our joint ventures in Guatemala and Honduras had $1,389 of debt which was non-recourse to MIC S.A.

Consolidated indebtedness

Millicom’s total consolidated indebtedness as of September 30, 2018 was $3,645 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $2,727 million. Millicom’s total consolidated indebtedness as of December 31, 2017 was $3,785 million and our total consolidated net indebtedness was $3,019 million. See note C.5 to our audited consolidated financial statements included elsewhere in this registration statement for a reconciliation of total consolidated indebtedness to total consolidated net indebtedness. Our consolidated interest and other financial expenses for the nine months ended September 30, 2018 were $271 million and for years ended December 31, 2017, 2016 and 2015 were $396 million, $372 million and $403 million, respectively.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0071
statement pursuant to Securities and Exchange Commission Rule 83

The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:

	Nine months ended September 30,	Year ended December 31,
	2018	2017	2016
	(US$ millions)
MIC S.A. (Luxembourg)	1,030	1,255	1,747
Latin America:
Colombia	1,079	1,130	841
Paraguay	507	488	408
Bolivia	316	352	306
El Salvador	298	147	89
Costa Rica	148	76	92
Africa:
Tanzania	205	217	192
Chad	62	70	76
Rwanda	—	50	80
Ghana(1)	—	—	54
Senegal(1)	—	—	14
Total debt and financing	3,645	3,785	3,901

(1)	Classified as assets held for sale. See note E.3.2 to our consolidated financial statements.

For a more detailed description of our outstanding indebtedness, including our credit facilities and outstanding bond or note issuances, see note C.3 to our consolidated financial statements.

Our financing facilities at the MIC S.A. level are subject to a number of financial covenants including net leverage and interest coverage requirements. In addition, certain financings at MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.

Our financing facilities at the operational level are subject to a number of financial covenants including requirements with respect to net leverage, debt service coverage, debt to earnings and cash levels. In addition, certain financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.

Indebtedness of our Guatemala and Honduras joint ventures

With respect to our Guatemala and Honduras joint ventures, respectively, total indebtedness as of September 30, 2018 was $988 million and $401 million and our total net indebtedness (representing total indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $698 million and $361 million. Annual interest expense for our Guatemala joint venture for the years ended December 31, 2017, 2016 and 2015 was $73 million, $76 million and $66 million, respectively. Annual interest expense for our Honduras joint venture for the years ended December 31, 2017, 2016 and 2015 was $27 million, $27 million and $22 million, respectively.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0072
statement pursuant to Securities and Exchange Commission Rule 83

The following table sets forth the debt and financing of our Guatemala and Honduras joint ventures for the periods indicated:

	Nine months ended September 30,	Year ended December 31,
	2018	2017	2016
	(US$ millions)
Guatemala	988	995	987
Honduras	401	388	402

The financing facilities of our Guatemala and Honduras joint ventures are subject to a number of financial covenants such as net leverage requirements. In addition, certain of their financings contain restrictions on sale of businesses or significant assets within the businesses.

C.	Research and Development, Patents and Licenses, etc.

We do not engage in research and development activities, and we do not own any patents.

D.	Trend Information

For a discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.”

E.	Off-Balance Sheet Arrangements

As of September 30, 2018, the Millicom Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $714 million. Assets pledged by the Millicom Group for these debts and financings amounted to $1 million as of September 30, 2018. The table below details the maximum exposure under these guarantees and their remaining terms, as of September 30, 2018.

	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
		(US$ millions)
Theoretical maximum exposure	714	176	312	225	1

F.	Tabular Disclosure of Contractual Obligations

The Millicom Group has various contractual obligations to make future payments, including debt agreements and payables for license fees and lease obligations.

The following table summarizes our obligations under these contracts due by period as of December 31, 2017, which are materially consistent with our obligations as of September 30, 2018 but does not reflect certain recent developments. See “Item 4. Information on the Company—B. Business Overview—Recent developments.”

	Total	Less than 1 year	1–5 years	After 5 years
	(US$ millions)
Debt (after unamortized financing fees)	3,785	185	1,862	1,738
Future interest commitments(1)	1,108	255	785	68
Finance leases	978	97	404	477
Operating leases	759	130	372	257
Capital expenditure	194	182	12	—
Total	6,824	849	3,435	2,540

(1)	Future interest commitments on our floating rate debt are calculated using the rates in effect for the floating rate debt as of December 31, 2017.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The following table sets forth information of each member of the Company’s Board of Directors as of the date of this registration statement.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0073
statement pursuant to Securities and Exchange Commission Rule 83

Name	Position	Year First Elected
Mr. Tom Boardman(1)	Chairman	2016
Mr. Odilon Almeida	Member	2015
Ms. Janet Davidson	Member	2016
Mr. Tomas Eliasson	Member	2014
Mr. Anders Jensen	Member	2017
Mr. Lars-Åke Norling	Member	2018
Mr. José Antonio Ríos García	Member	2017
Mr. Roger Solé Rafols	Member	2017

(1)	First appointed as Chairman in May 2016.

Biographical information of each member of the Company’s Board of Directors is set forth below.

Mr. Tom Boardman, Chairman, Non-executive Director, Member of the Compensation Committee, the Audit Committee and the Compliance and Business Conduct Committee. Mr. Tom Boardman, born in 1949, was re-elected as a Director and Chairman of the Board in May 2018. Until 2018, Mr. Boardman was Chairman of the Board of Kinnevik AB (“Kinnevik”), a leading Swedish entrepreneurial investment group with investments across mobile telecommunications, e-commerce, entertainment and financial services. Mr. Boardman is a Non-Executive Director of Woolworths Holdings and African Rainbow Minerals, and was a Non-Executive Director of Vodacom Group between 2009 and 2011. Mr. Boardman holds a Bachelor of Commerce degree and CTA from the University of Witwatersrand in South Africa and is a chartered accountant.

Mr. Odilon Almeida, Non-executive Director, Chairman of the Compliance and Business Conduct Committee. Mr. Odilon Almeida was re-elected to the Board in May 2018. Mr. Almeida, born in 1961, is the President for Western Union Global Money Transfer. He leads Western Union’s global consumer omni-channel business across more than 200 countries and territories, bridging all continents. His board experience, along with business leadership at Western Union, includes BankBoston (now Bank of America), The Coca-Cola Company and Colgate-Palmolive. Mr. Almeida holds a Bachelor of Civil Engineering degree from the Maua Engineering School in São Paulo, Brazil, a Bachelor of Business Administration degree from the University of São Paulo and an MBA with specialization in Marketing from the Getulio Vargas Foundation, São Paulo. He advanced his education with executive studies at IMD Lausanne, The Wharton School, and Harvard Business School.

Ms. Janet Davidson, Non-executive Director, Member of the Compliance and Business Conduct Committee. Ms. Janet Davidson was re-elected to the Board in May 2018. Ms. Davidson, born in 1956, has been a Supervisory Board member of STMicroelectronics since 2013. Prior to that, Ms. Davidson held various managerial positions in Alcatel Lucent from 1979 to 2011 including the role as Chief Strategy Officer, Chief Compliance Officer and Executive Vice President, Quality & Customer Care. She has also been recognized by Working Woman Foundation and in 1999, she was inducted into the Academy of Women Achievers of the YWCA of the City of New York, which honors women of high achievement. Ms. Davidson has a Bachelor of Arts degree in physics from Lehigh University, a Master’s degree in Electrical Engineering from Georgia Tech, and a Master of Science in Computer Science through Bell Laboratories.

Mr. Tomas Eliasson, Non-executive Director and Chairman of the Audit Committee. Mr. Tomas Eliasson was re-elected to the Board in May 2018. Mr. Eliasson, born in 1962, is Executive Vice President, Chief Financial Officer of Sandvik. Previously Mr. Eliasson was the Chief Financial Officer and Senior Vice-President of Electrolux, the Swedish appliances manufacturer. Mr. Eliasson has also held various management positions in Sweden and abroad, including ABB Group, Seco Tools AB and Assa Abloy AB. Mr. Eliasson holds a Bachelor of Science Degree in Business Administration and Economics from the University of Uppsala.

Mr. Anders Jensen, Non-executive Director, Member of the Compensation Committee. Mr. Anders Jensen was re-elected to the Board of Millicom in May 2018. Mr. Jensen, born in 1969, is President and CEO at Nordic Entertainment Group. He was previously Executive Vice President, CEO Sweden and Chairman of Nordic Entertainment at Modern Times Group (MTG). Between 2011 and 2014, Mr. Jensen was Head of Consumer and Group Chief Marketing Officer at Danish telecommunications company TDC Group. Between 2005 and 2011, Mr. Jensen held various leadership positions at Norwegian telecommunications company Telenor Group, including CEO of Telenor Hungary, CEO of Grameenphone in Bangladesh, and Chief Marketing Officer and Head of Consumer at Telenor Sweden.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0074
statement pursuant to Securities and Exchange Commission Rule 83

Mr. Lars-Åke Norling, Non-executive Director and member of the Audit Committee and Compliance and Business Conduct Committee. Mr. Norling was elected to the Board in May 2018 and joined the Board in September 2018. Mr. Norling, born in 1968, is joining Kinnevik as an Investment Director and Sector Head of TMT in September 2018. Most recently he was the Chief Executive Officer of Total Access Communications (dtac) in Thailand where he executed a digital transformation and led a turnaround of the company’s financial performance. He has also been EVP of Developed Asia for Telenor as well as Chief Executive Officer of Digi Telecommunications Malaysia and of Telenor Sweden. Lars-Åke holds an MBA from Gothenburg School of Economics, an MSc in Engineering Physics from Uppsala University and an MSc in Systems Engineering from Case Western Reserve University, USA.

Mr. José Antonio Ríos García, Non-executive Director, Chairman of the Compensation Committee. Mr. José Antonio Ríos García was re-elected to the Board in May 2018. Mr. Ríos, born in 1945, is currently the Chairman and CEO of Celistics Holdings, a leading provider of distribution and intelligent logistics solutions for the consumer technology industry in Latin America. Prior to joining Celistics in 2012, Mr. Ríos was the founding President and CEO of DIRECTV Latin America (GLA), and the International President of Global Crossing, the telecommunications company later acquired by Level 3 Communications. Mr. Ríos holds an Industrial Engineering degree from the Universidad Católica Andrés Bello, Caracas, Venezuela.

Mr. Roger Solé Rafols, Non-executive Director. Mr. Roger Solé Rafols was re-elected to the Board in May 2018. Mr. Solé, born in 1974, is the Chief Marketing Officer of Sprint Corporation, the leading American telecommunications company. Prior to joining Sprint in 2015, he spent seven years at TIM Brasil (owned by Telecom Italia) as Chief Marketing Officer and previously as Marketing Director. Before TIM Brasil, he was the Marketing Director for Vivo in Brazil (owned by Telefonica and PT) and previously the Head of Innovation and VAS. Mr. Solé holds a BA and MBA in Business Administration from ESADE Business & Law School in Barcelona.

Members of the Executive Committee

The following table lists the names and positions of the members of our Executive Committee.

Name	Position
Mr. Mauricio Ramos	President and Chief Executive Officer
Mr. Tim Pennington	Senior Executive Vice President, Chief Financial Officer
Mr. Esteban Iriarte	Executive Vice President, Chief Operating Officer, Latin America
Mr. Mohamed Dabbour	Executive Vice President, Head of Africa Division
Mr. Xavier Rocoplan	Executive Vice President, Chief Technology and Information Officer
Ms. Rachel Samrén	Executive Vice President, Chief External Affairs Officer
Mr. Salvador Escalon	Executive Vice President, General Counsel
Ms. Susy Bobenrieth	Executive Vice President, Chief Human Resources Officer
Mr. HL Rogers	Executive Vice President, Chief Ethics and Compliance Officer
Mr. Rodrigo Diehl	Executive Vice President, Chief Strategy Officer

Biographical information of the members of our Executive Committee is set forth below.

Mr. Mauricio Ramos, President and Chief Executive Officer. Mr. Mauricio Ramos, born in 1968, joined Millicom in April 2015 as CEO. Before joining Millicom, he was President of Liberty Global’s Latin American division, a position he held from 2006 until February 2015. During his career at Liberty Global, Mr. Ramos held several leadership roles, including positions as Chairman and CEO of VTR in Chile and President of Liberty Puerto Rico. Mr. Ramos is also Chairman of TEPAL, the Latin American Association of Cable Broadband Operators, Member of the Board of Directors of Charter Communications (US), and a Member of the Board of Directors of the GSMA. He received a degree in Economics, a degree in Law, and a postgraduate degree in Financial Law from Universidad de los Andes in Bogota.

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Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer. Mr. Tim Pennington, born in 1960, joined Millicom in June 2014 as Senior Executive Vice President, Chief Financial Officer. Previously, he was the Chief Financial Officer at Cable and Wireless Communications plc, Group Finance Director for Cable and Wireless plc and, prior to that, CFO of Hutchison Telecommunications International Ltd, based in Hong Kong. Mr. Pennington was also Finance Director of Hutchison 3G (UK), Hutchison Whampoa’s British mobile business. He also has corporate finance experience, firstly as a Director at Samuel Montagu & Co. Limited, and then as Managing Director of HSBC Investment Bank within its Corporate Finance and Advisory Department. He has a BA (Honours) degree in Economics and Social Studies from the University of Manchester.

Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America. Mr. Esteban Iriarte, born in 1972, was appointed as Executive Vice President, Chief Operating Officer (COO), Latin America in August 2016. Previously, Mr. Iriarte was General Manager of Millicom’s Colombian businesses where, in 2014, he led the merger and integration of Tigo and the fixed-line company UNE. Prior to leading Tigo Colombia, Mr. Iriarte was head of Millicom’s regional Home and B2B divisions. From 2009 to 2011, he was CEO of Amnet, a leading service provider in Central America for broadband, cable TV, fixed line and data services that was bought by Millicom in 2008. In 2016 Mr. Iriarte joined Sura Asset Management board. Sura is one of Latin America’s biggest financial groups. Mr. Iriarte received a degree in Business Administration from the Pontificia Universidad Catolica Argentina “Santa Maria de los Buenos Aires”, and an MBA from the Universidad Austral in Buenos Aires.

Mr. Mohamed Dabbour, Executive Vice President, Head of Africa Division. Mr. Mohamed Dabbour, born in 1977, joined Millicom in 2008 and has held a broad variety of roles in the Africa region including Chief Financial Officer in Chad in 2009 and Chief Financial Officer in Ghana in 2011. Prior to being appointed as Head of the Africa division he held the position of Chief Financial Officer, Africa since August 2015. Prior to joining Millicom, Mr. Dabbour worked for BESIX, the largest Belgian construction company. He started his career at PricewaterhouseCoopers in Brussels as a Senior Accountant. Mohamed holds an Executive BA degree from London Business School.

Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer. Mr. Xavier Rocoplan, born in 1974, started working with Millicom in 2000 and joined the Executive Committee as Chief Technology and IT Officer in December 2012. Mr. Xavier is currently heading all mobile and fixed network and IT activities across the Group as well as all Procurement & Supply Chain. Mr. Xavier first joined Millicom in 2000 as CTO in Vietnam and subsequently for South East Asia. In 2004, he was appointed CEO of Millicom’s subsidiary in Pakistan (Paktel), a role he held until mid-2007. During this time, he launched Paktel’s GSM operation and led the process that was concluded with the disposal of the business in 2007. Mr. Xavier was then appointed as head of Corporate Business Development, where he managed the disposal of various Millicom operations (e.g. Asia), the monetization of Millicom infrastructure assets (towers) as well as numerous spectrum acquisitions and license renewal processes in Africa and in Latin America. Mr. Xavier holds Masters degrees in engineering from Ecole Nationale Supérieure des Télécommunications de Paris and in economics from Université Paris IX Dauphine.

Ms. Rachel Samrén, Executive Vice President, Chief External Affairs Officer. Ms. Rachel Samrén, born in 1974, joined Millicom in July 2014 and manages the Group’s External Affairs function which encompasses government relations, regulatory affairs, corporate communications and corporate responsibility functions. Her focus is on driving Millicom’s global engagement with particular responsibility for special situation strategies. Ms. Samrén’s background is in the risk management consulting sector, most recently as Head of Business Intelligence at The Risk Advisory Group plc. Previously, she worked for Citigroup as well as non-governmental and governmental organizations. Ms. Samrén currently serves as Chairman of the Board of Directors of Reach for Change and Zantel. She holds a BSc in International Relations from the London School of Economics and a MLitt in International Security Studies from the University of St Andrews.

Mr. Salvador Escalón, Executive Vice President, General Counsel. Mr. Salvador Escalón, born in 1975, was appointed as Millicom’s General Counsel in March 2013 and became Executive Vice President in July 2015. Mr. Escalón leads Millicom’s legal team and advises the Board of Directors and senior management on legal and governance matters. He joined Millicom as Associate General Counsel Latin America in April 2010. In this role, he successfully led legal negotiations for the merger of Millicom’s Colombian operations with UNE-EPM Telecomunicaciones S.A., as well as the acquisition of Cablevision Paraguay. From January 2006 to March 2010, Mr. Escalón was Senior Counsel at Chevron Corporation, with responsibility for legal matters relating to Chevron’s downstream operations in Latin America. Previously, he was in private practice at the law firms Skadden, Morgan Lewis and Akerman Senterfitt. Mr. Escalón has a J.D. from Columbia Law School and a B.B.A. in Finance and International Business from Florida International University.

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Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer. Ms. Susy Bobenrieth, a global Human Resource professional, born in 1965, joined Millicom in October 2017 with over 25 years of experience in major multi-national companies that include Nike Inc., American President Lines and IBM. As an ex-Nike Executive, she has extensive international knowledge and proven results in leading large scale organizational transformations, driving talent management agenda and leading teams. She is passionate about building great businesses and winning with high performing teams. Ms. Bobenrieth has deep international experience having lived and worked in Mexico, USA, Brazil, Netherlands, and Spain. She received a degree from the University of Maryland, University College in 1989.

Mr. HL Rogers, Executive Vice President, Chief Ethics and Compliance Officer. Mr. HL Rogers, born in 1977, joined Millicom in August 2016 as Chief Ethics and Compliance Officer. As the leader of Millicom’s Compliance function he is committed to maintaining a world-class compliance program. Previously, he was partner in the Washington DC office of international law firm Sidney Austin LLP where he represented individual, corporate and government clients in compliance issues and complex litigation. Throughout this period, Mr. Rogers developed a wealth of experience in setting up and managing compliance programs, strengthening compliance policies and procedures, as well as conducting training and development. He has also assisted many large corporations in negotiations with authorities in multiple jurisdictions. Mr. Rogers clerked for Judge Thomas Griffith of the United States Court of Appeals for the District of Columbia Circuit in 2005. He received his Juris Doctorate from Harvard Law School in 2004 and has published several articles on compliance and ethics matters within the corporate setting. In 2001, HL received his BA degree in English from Brigham Young University.

Mr. Rodrigo Diehl, Executive Vice President, Chief Strategy Officer. Mr. Rodrigo Diehl, born in 1975, was appointed as Millicom’s Executive Vice President, Chief Strategy Officer in September 2016. Previously, Mr. Diehl was a partner at McKinsey & Co. both in Germany and in Brazil where, from 2003, he advised telecommunications, technology and media leaders throughout Europe, the USA, Middle East and Latin America. He also previously worked as a Senior Analyst and Planning Manager at Techint Group. At Millicom, Mr. Diehl is supporting the company’s drive to constantly improve its strategic rigor and maintain its competitive advantage in a rapidly transforming industry. He graduated with honors from the University of Buenos Aires and holds an MBA from Harvard Business School.

B.	Compensation

For the financial year ended December 31, 2017, the total compensation paid to MIC S.A.’s directors and executive management as a group was $21.0 million. The total amounts set aside or accrued by Millicom to provide pension, retirement or similar benefits for this group was $0.9 million.

The Company provides information on the individual compensation of its directors and certain members of its executive management in its annual report filed with the Registre de Commerce et des Sociétés (Luxembourg Trade and Companies Register), the Société de la Bourse de Luxembourg S.A. (Luxembourg Stock Exchange) and the Commission de Surveillance du Secteur Financier (CSSF). As that annual report is made publicly available, the relevant individual compensation information it contains for directors and executive management is included below.

Remuneration of Directors

The remuneration of the members of the Board of Directors comprises an annual fee and shares of MIC S.A. common stock. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their annual general meeting (the “Annual General Meeting”). Director remuneration for the year ended December 31, 2017 is set forth in the following table.

Board and committees	Remuneration 2017
(SEK ’000)
Directors
Mr. Tom Boardman (Chairman)	2,150
Mr. José Antonio Ríos García	1,075
Mr. Odilon Almeida	1,050
Ms. Janet Davidson	950
Mr. Simon Duffy	1,050

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Board and committees	Remuneration 2017
(SEK ’000)
Mr. Tomas Eliasson	1,250
Mr. Anders Jensen	950
Mr. Alejandro Santo Domingo	950
Mr. Roger Solé Rafols	850
Former Directors (until May 2017):
Ms. José Miguel García Fernández (former Deputy Chairman)	—
Mr. Lorenzo Grabau	—
Total	SEK 10,275
Total (US$ ’000)(1)	$1,122

(1)	Cash compensation converted from SEK to U.S. dollars at exchange rates on payment dates each year. Share based compensation based on the market value of MIC S.A. shares on the 2017 Annual General Meeting date (in total 8,731 shares). Net remuneration comprised 52% in shares and 48% in cash (SEK) (2016: 50% in shares and 50% in cash).

At the annual general meeting of shareholders (the “AGM”) held May 4, 2018, MIC S.A.’s shareholders approved the compensation for the eight directors expected to serve until the 2019 AGM consisting of two components: (i) cash-based compensation and (ii) share-based compensation. The share-based compensation is in the form of fully paid-up shares of MIC S.A. common stock. Such shares are provided from the Company’s treasury shares or alternatively issued within MIC S.A.’s authorized share capital exclusively in exchange for the allocation from the premium reserve (i.e., for nil consideration from the relevant directors), in each case divided by the MIC S.A. share closing price on Nasdaq Stockholm on May 9, 2018, or SEK 563 per share, provided that shares shall not be issued below the par value.

The directors appointed to Board committees receive additional cash-based compensation for each assignment.

The shareholders approved the compensation for the period from the date of the 2018 AGM to the date of the 2019 AGM, as follows:

	Cash 2018/2019 (SEK)	Shares 2018/2019 (SEK)
Chairman of the Board (1)	875,000	875,000
Board Members (7)	425,000	425,000
Audit Committee Chairman (1)	400,000	–
Audit Committee Members (3)	200,000	–
Compensation Committee Chairman (1)	225,000	–
Compensation Committee Members (2)	100,000	–
Compliance and Business Conduct Committee Chairman (1)	200,000	–
Compliance and Business Conduct Committee Members (3)	100,000	–
Total:	5,775,000	3,850,000

In respect of directors who do not serve an entire term from the 2018 AGM until the 2019 AGM, the fee-based and the share-based compensation is pro-rated pro rata temporis.

Remuneration of Executive Management

The remuneration of executive management of MIC S.A. comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans are based on actual and future performance. See “—Share Incentive Plans.” Share based compensation is granted once a year by the Compensation Committee of the Board.

If the employment of MIC S.A.’s senior executives is terminated, severance of up to 12 months’ salary is potentially payable, with the amount of severance calculated based on whichever is the greater of the seniority severance calculation for the terminated executive or the notice period provided in the terminated executive’s employment contract, if applicable.

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The annual base salary and other benefits of the Chief Executive Officer (“CEO”) and the Executive Vice Presidents (“EVPs”) (collectively, the “Executive Team”) are proposed by the Compensation Committee and approved by the Board.

The remuneration charge for the Executive Team and the shares and unvested share awards beneficially granted to the Executive Team for the year ended December 31, 2017 are respectively set forth in the following tables.

Remuneration charge for the Executive Team for 2017	CEO	CFO	Executive Team(3)
	(US$ ’000)
Base salary	1,000	648	3,822
Bonus	707	455	1,590
Pension	150	97	629
Other benefits	64	15	1,193
Total before share based compensation	1,921	1,215	7,233
Share based compensation in respect of 2017 SIPs(1)(2)	2,783	1,492	5,202
Total	4,704	2,707	12,435

(1)	See “—Share Incentive Plans.”

(2)	Share awards of 61,724 and 167,371 were granted in 2017 under the 2017 SIPs (as defined below) to the CEO, and Executive Team (2016: 49,171 and 104,573, respectively).

(3)	Including 8 EVPs and the former CHRO, and excluding the CEO and CFO.

Shares and unvested share awards beneficially granted to the Executive team in 2017	CEO	Executive Team(1)	Total
	(number of shares)
Shares	53,920	58,129	112,049
Share awards not vested	148,324	299,067	447,391

(1)	Including the CFO, 8 EVPs and the former CHRO, and excluding the CEO.

Compensation Guidelines

At the AGM held May 4, 2018, MIC S.A.'s shareholders approved the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2019 AGM.

The objectives of the guidelines are:

•	to ensure that MIC S.A. can attract, motivate and retain senior management, within the context of MIC S.A.’s international talent pool, which consists of telecommunications, media & FMCG companies;

•	to create incentives for senior management to execute strategic plans and deliver excellent operating results, with an emphasis on rewarding growth; and

•	to align the incentives of senior management with the interests of shareholders, including requiring substantial share ownership by all senior management.

Compensation shall be based on conditions that are market competitive in the United States and Europe and shall consist of a fixed salary and variable compensation, including the possibility of participation in the equity-based long-term incentive programs and pension schemes. These components shall create a well-balanced compensation reflecting individual performance and responsibility, both short-term and long-term, as well as MIC S.A.’s overall performance.

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Base Salary

Senior management base salary shall be competitive and based on individual responsibilities and performance.

Variable Remuneration

The senior management may receive variable remuneration in addition to base salary. The variable remuneration consists of (a) a Short-term Incentive Plan (“STI”) and (b) a Long-term Incentive Plan (“LTI”).

The amounts and percentages for variable remuneration are based on pre-established goals and targets relating to the performance of both MIC S.A. and individual employees and are intended to be competitive as part of a total compensation package.

Short-Term Incentive Plan

The STI consists of two components: a cash bonus and a restricted share component (the Deferred Share Plan, or “DSP”).

Eligibility for participation in the DSP is limited to members of MIC S.A.’s Global Senior Management, which comprises the CEO, the EVPs, Corporate Vice Presidents (“VPs”), Corporate Directors, Country General Managers (“GM”), and Country-based Directors reporting directly to Country General Managers. Additionally, employees designated as being “key talents” or having “critical skills” may be nominated to participate in the DSP. Currently, 339 individuals are included in this group, including certain employees of our Guatemala and Honduras joint ventures. Other employees participate in the STI and receive a cash bonus, but do not participate in the DSP.

The DSP is presented for approval each year at MIC S.A.’s AGM. To the extent that the AGM approves the DSP and thereby the granting of share awards under it to those participating in the DSP, the STI payout is delivered 50% through the cash bonus and 50% through the DSP. For those employees not participating in the DSP, or to the extent that the DSP is not approved by the AGM, the STI (including the portion that would have been provided as shares under the DSP) will be implemented as a cash-only bonus program.

Calculation Formula

The actual amount of compensation under the STI is based on the following formula:

Pre-determined % of base salary x % achievement of pre-determined current year financial and non-financial performance measures and personal performance measure (with a performance level minimum) applied to a payout scale.

For the 2018 DSP, MIC S.A. has redesigned the performance measures of the DSP, with the addition of net promoter score to the existing measures of service revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”) and operating free cash flow achievement, in light of the importance of this variable to MIC S.A.’s emphasis on customer centricity. Additionally, the payout scale will be revised, with a zero payout for achievement less than 95%, a 100% payout for 100% achievement and a 200% payout for 110% or more achievement. This plan will reduce downside protection for employees to the extent targets are not fully achieved but increase upside opportunities to the extent targets are exceeded. These changes have been made to further align MIC S.A.’s Global Senior Management Group with shareholders and to align compensation with peer companies in MIC S.A.’s international talent pool. Finally, the 2018 DSP share awards will vest (generally subject to the participant still being employed by MIC S.A.) 30% in Q1 2020, 30% in Q1 2021 and 40% in Q1 2022. The 2018 DSP will be presented for approval at the 2019 AGM, once all final details, including maximum number of share awards to be issued, are known.

Long-Term Incentive Plan

Eligibility for participation in the LTI is limited to members of MIC S.A.’s Global Executive Management, which is defined by MIC S.A.’s internal role grading structure and consists of the CEO, EVPs, VPs and GMs. Currently, 49 individuals are included in this group, including certain employees of our Guatemala and Honduras joint ventures.

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The 2018 LTI is a Performance Share Plan (“PSP”). Share awards granted will vest 100% at the end of a three-year period, subject to performance conditions (as further described in “—Share Incentive Plans”).

Other Benefits

Other benefits can include, for example, a car allowance, medical coverage and, in limited cases, while on an expat assignment, housing allowance, school fees, home leave and other travel expenses.

Pension

The Global Senior Management are eligible to participate in a global pension plan, covering also death and disability insurance. The global pension plan is secured through premiums paid to insurance companies.

Notice of Termination and Severance Pay

If the employment of MIC S.A.’s most senior management is terminated, a notice period of up to 12 months potentially applies.

Deviations from the Guidelines

In special circumstances, the Board of Directors may deviate from the above guidelines, for example additional variable remuneration in the case of exceptional performance.

Share Incentive Plans

MIC S.A. shares granted to management and key employee compensation includes share based compensation in the form of share incentive plans (“SIPs”). In 2015, MIC S.A. issued four types of plans, a DSP, a PSP, an executive share plan and the sign-on CEO share plan (which was a one-off plan). Since 2016, MIC S.A. has two types of plans, a PSP and a DSP. The PSP and DSP under which share awards were granted in 2017 are referred to as the “2017 SIPs.” The different plans are further detailed below.

Deferred share plan (issued in 2015 - 2018)

For the deferred awards plan, participants are granted shares based on past performance, with 16.5% of the shares vesting on January 1 of each of year one and two, and the remaining 67% on January 1 of year three. Vesting is conditional upon the participant remaining employed with MIC S.A. at each vesting date. Grants were made under the deferred awards plans in 2015, 2016, 2017 and 2018 based, respectively, on financial results for the years ended December 31, 2014, 2015, 2016 and 2017.

Deferred share plan (expected to be issued in 2019)

At the 2018 AGM, guidelines concerning a new DSP for 2018 were approved, though the DSP itself will not be presented for approval until the 2019 AGM, once all final details, including maximum number of share awards to be issued, are known. See “Compensation Guidelines—Variable Remuneration.” We expect that grants will be made under the new DSP in 2019 based on financial results for the year ended December 31, 2018.

Performance share plan (issued in 2015)

Under this plan, shares granted will vest at the end of the three-year period, subject to performance conditions, 62.5% based on positive absolute total shareholder return (“TSR”) and 37.5% based on actual compared to budgeted EBITDA minus capital expenditure minus the change in working capital (“Free Cash Flow” or “FCF”). As at December 31, 2017, this plan is vested.

Performance share plan (issued 2016–2017)

Shares granted under this PSP vest at the end of the three-year period, subject to performance conditions, 25% based on positive absolute TSR, 25% based on relative TSR and 50% based on actual compared to budgeted Free Cash Flow.

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Performance share plan (issued in 2018)

At the 2018 AGM, a new PSP for 2018 was approved. Shares granted under this PSP vest at the end of the three-year period, subject to performance conditions, 50% based on operating free cash flow with a specific three-year CAGR target, 25% based on service revenue with a specific three-year CAGR target, and 25% based on relative TSR.

Sign-on CEO share plan (issued in 2015 – one off)

As part of his employment contract, MIC S.A.’s CEO (from April 1, 2015) received a sign-on grant of 77,344 shares, which fully vested in March 2018.

Executive share plan (issued in 2015 – one off)

Under this plan, shares were granted to the CEO and CFO based on an allocated holding of 3,333 (CEO) and 2,000 (CFO) shares for which vesting occurs based on three components, at multipliers based on market conditions for two of the components (TSR) and performance conditions for the third component (actual compared to budgeted FCF). The maximum number of shares that might vest under the plan is 26,664 (CEO) and 14,000 (CFO). As of December 31, 2017, the shares granted under this plan were fully vested.

The plan awards and shares expected to vest under the SIPs that have been approved are as follows:

	2018 plans(2)		2017 plans		2016 plans		2015 plans
Plan awards and shares expected to vest	PSP	DSP	PSP	DSP	PSP	DSP	PSP	Executive plan	CEO plan	DSP
		(number of shares)
Initial shares granted	237,196	262,380	279,807	438,505	200,617	287,316	98,137	40,664	77,344	237,620
Additional shares granted(1)	—	—	2,868	29,406	—	—	—	—	3,537	—
Revision for forfeitures	—	—	(6,590)	(32,884)	(30,649)	(53,653)	(37,452)	—	—	(67,528)
Total before issuances	237,196	262,380	276,085	435,027	169,968	233,663	60,685	40,664	80,881	170,092
Shares issued in 2015	—	—	—	—	—	—	—	—	—	—
Shares issued in 2016	—	—	—	—	(1,214)	(1,733)	(771)	—	(25,781)	(38,745)
Shares issued in 2017	—	—	—	(2,686)	(752)	(43,579)	(357)	—	(28,139)	(30,124)
Performance conditions	—	—	—	—	—	—	—	—	—	—
Shares still expected to vest as of December 31, 2017	—	—	276,085	432,341	168,002	188,351	59,557	40,664	26,961	101,223
Estimated cost over the vesting period (US$ millions)	—	—	10	21	5	6	4	2	6	12

(1)	Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.

(2)	The initial shares granted under the 2018 plans were granted in the first quarter of 2018. The shares granted under the 2018 DSP were based on financial results for the year ended December 31, 2017.

C.	Board Practices

MIC S.A.’s Articles of Association provide that the Board of Directors must comprise at least six members. The members of the Board of Directors are elected at the AGM which, as required by MIC S.A.’s Articles of Association and the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), must be held within six months of the end of the fiscal year. At the AGM held May 4, 2018, the number of MIC S.A.’s directors was set at eight and the current directors and the Chairman were elected until the time of the next AGM.

MIC S.A.’s Board of Directors has developed, and continuously evaluates, work procedures in line with the corporate governance rules of the Swedish Code of Corporate Governance (the “Swedish Code”) applicable to listed companies. MIC S.A. is subject to the Swedish Code as a company with its shares listed on the Nasdaq Stockholm, where they trade in the form of Swedish Depository Receipts (“SDRs”).

MIC S.A.’s Board of Directors is responsible for deciding Millicom’s strategy, financial objectives and operating plans and for oversight of governance. The Board of Directors also plans for management succession of the CEO and reviews plans for other senior management positions.

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The Board of Directors selects the CEO, who is charged with the daily management of the Company and its business. The CEO is responsible for recruiting, and the Chairman of the Board is responsible for approving, the senior management of the Company. The Board reviews and approves plans for key senior management positions, and the Board supervises, supports and empowers the Executive Committee and monitors its performance. In addition to corporate law rules applicable in Luxembourg, the Swedish Code sets out that the division of work between the Board and the CEO is primarily set out in “The Rules of Procedure and Instruction to the CEO”.

The Board conducts an annual performance review process, wherein each Board member’s personal performance is also reviewed. The review process involves an assessment of the Board’s and its committees’ actions and activities during the year against the Board’s mandate as determined in the Board Charter (and those of its various committees). MIC S.A.’s Board of Directors also evaluates the performance of the CEO annually.

The work conducted by MIC S.A.’s Board of Directors is supported by the following committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Compliance and Business Conduct Committee; and

•	the Nomination Committee.

The Board and each of its Committees have written approved charters which set out the objectives, limits of authority, organization and roles and responsibilities of the Board and its Committees.

Audit Committee. MIC S.A.’s Board of Directors has delegated to the Audit Committee, as reflected in its charter, the responsibilities for oversight of the robustness, integrity and effectiveness of financial reporting, risk management, internal controls, internal audit, the external audit process, as well as compliance with related laws and regulations. The Audit Committee focuses particularly on compliance with financial requirements, accounting standards and judgments, appointment and independence of the external auditors, transactions with related parties (including major shareholders), the effectiveness of the internal audit function, the Millicom Group’s approach to risk management and ensuring that an efficient and effective system of internal controls is in place. Ultimate responsibility for reviewing and approving MIC S.A.’s Annual Report and Accounts remains with the Board. The members of the Audit Committee are Mr. Eliasson (Chairman and financial expert), Mr. Boardman and Mr. Norling.

Compensation Committee. Pursuant to its charter, the Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation of the CEO and the other senior managers as well as management succession planning. The evaluation of the CEO is conducted by the Compensation Committee. The evaluation criteria and the results of the evaluation are then discussed by the Compensation Committee Chairman with the entire Board. The members of the Compensation Committee are Mr. Ríos García (Chairman), Mr. Boardman and Mr. Jensen.

The Board, based on guidelines by the Compensation Committee, proposes the remuneration of senior management. Remuneration of the CEO requires Board approval. The guidelines for remuneration of senior management, including short-term incentive plans (“STI”) and long-term incentive plans (“LTI”), and the share-based incentive plans for Millicom’s employees are approved by the shareholders at the AGM.

Compliance and Business Conduct Committee. MIC S.A.’s Compliance and Business Conduct Committee oversees and makes recommendations to the Board regarding the Millicom Group’s compliance programs and standards of business conduct. More specifically, the Compliance and Business Conduct Committee:

•	monitors the Millicom Group’s compliance program, including the activities performed by the compliance team and its interaction with the rest of the organization;

•	monitors the results of investigations resulting from cases brought through the Millicom Group’s ethics line or otherwise;

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•	oversees allocation of resources and personnel to the compliance area;

•	assesses the Millicom Group’s performance in the compliance area; and

•	ensures that the Millicom Group maintains proper standards of business conduct.

The members of the Compliance and Business Conduct Committee are Mr. Almeida (Chairman), Ms. Davidson, Mr. Boardman and Mr. Norling.

Nomination Committee. The Nomination Committee is appointed by the major shareholders of MIC S.A. It is not a committee of the MIC S.A. Board. The Nomination Committee’s role is to propose decisions to the shareholders’ meeting in a manner which promotes the common interests of all shareholders. The Nomination Committee has a term of office commencing at the time of its formation each year and ending when a new Nomination Committee is formed. Nomination Committee proposals to the AGM include:

•	The number of members of the Board of Directors, the candidates to be elected or re-elected as Directors of the Board and Chairman of the Board and their remuneration;

•	Appointment and remuneration of the external auditor;

•	Proposal of the Chairman of the AGM; and

•	The procedure for the appointment of the Nomination Committee

Under the terms of the Procedure on Appointment of the Nomination Committee and Determination of the Committee, the Nomination Committee consists of at least three members, appointed by the largest shareholders of Millicom who wish to assert the right to appoint a member. The current Nomination Committee was formed on July 31, 2018. In accordance with the resolution of the 2018 AGM, Cristina Stenbeck, representing Kinnevik, convened a Nomination Committee consisting of members appointed by Millicom’s larger shareholders. The members of the Nomination Committee are Cristina Stenbeck, appointed by Kinnevik; Scott Cobb, appointed by Southeastern Asset Management; and John Hernander, appointed by Nordea Funds. The members of the Nomination Committee will appoint a Committee Chairman at their first meeting.

Code of Conduct. The Millicom Group’s Code of Conduct is adopted and approved by the Board of Directors. All directors, officers and employees must sign a statement acknowledging that they have read, understood and will comply with the Code of Conduct. Furthermore, all of our directors, officers and employees must complete an annual training on the Code of Conduct.

Directors’ Service Agreements. None of MIC S.A.’s current directors have entered into service agreements with the Millicom Group or any of its subsidiaries providing for benefits upon termination of their respective directorships.

NASDAQ corporate governance exemption

As a foreign private issuer incorporated in Luxembourg with its principal listing on the Nasdaq Stockholm, Millicom follows the laws of the Grand Duchy of Luxembourg, its “home country” corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market's Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders and the independence requirements of the Nominations Committee. The Nasdaq Stock Market's rules provide for a quorum of no less than 33⅓% of Millicom's outstanding shares. However, Millicom's Articles of Association provide that no quorum is required. The Nasdaq Stock Market's rules provide for the involvement of independent directors in the selection of director nominees. However, Millicom will be relying on its home country practices, in lieu of this requirement, which permit its director nominations committee to be comprised of shareholder representatives. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nomination Committee.”

D.	Employees

On average, the Millicom Group had approximately 19,127 employees in 2017, 17,985 employees in 2016 and 15,956 employees in 2015. Management believes that relations with the employees are good. Some of our employees belong to a union and approximately 23% of our employees participated in collective agreements on average during 2017. The temporary employees of the Company corresponded to 9% of the average total number of employees in 2017.

E.	Share Ownership

The table below sets forth information regarding the beneficial ownership of our common shares as of August 10, 2018, by our directors and senior management. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of common shares.

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Shareholder	Common Shares	Percentage of Common Shares
Mr. Tom Boardman, Chairman of the Board of Directors	8,554	*
Mr. Odilon Almeida, Director	3,176	*
Ms. Janet Davidson, Director	2,518	*
Mr. Tomas Eliasson, Director	3,763	*
Mr. Anders Jensen, Director	2,123	*
Mr. Lars-Åke Norling, Director	-	*
Mr. José Antonio Ríos García, Director	1,623	*
Mr. Roger Solé Rafols, Director	1,623	*
Mr. Mauricio Ramos, President and Chief Executive Officer	122,310	*
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer	15,933	*
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America	19,309	*
Mr. Mohamed Dabbour, Executive Vice President, Head of Africa Division	4,525	*
Mr. Xavier Rocoplan, Executive Vice President. Chief Technology and Information Officer	26,935	*
Ms. Rachel Samrén, Executive Vice President, Chief External Affairs Officer	2,627	*
Mr. Salvador Escalon, Executive Vice President, General Counsel	14,712	*
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer	-	*
Mr. HL Rogers, Executive Vice President, Chief Ethics and Compliance Officer	741	*
Mr. Rodrigo Diehl, Executive Vice President, Chief Strategy Officer	746	*
Directors and members of the Executive Committee as a group	231,558	*

*	less than 1%

None of the members the Company’s Board of Directors owns any options of the Company. The Company’s senior management and other key personnel do not own options or rights to purchase common shares under the share-based incentive plans. For more information, see “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.

The table below sets out beneficial ownership of our common shares (directly or through SDRs), par value $1.50 each, by each person who beneficially owns more than 5% of our common stock at September 30, 2018.

Name of Shareholder	Common Shares	Percentage of Share Capital
Kinnevik(1)	37,835,438	37.2%
Dodge & Cox(2)	8,901,936	8.7%
Southeastern Asset Management, Inc.(3)	5,421,625	5.3%

(1)	As of December 31, 2017, Kinnevik held 37,835,438 of our common shares (37.2% of common shares then outstanding). As of December 31, 2016, Kinnevik held 37,835,438 of our common shares (37.2% of common shares then outstanding).

(2)	As of December 31, 2017, Dodge & Cox held 10,744,648 of our common shares (10.6% of common shares then outstanding). As of December 31, 2016, Dodge & Cox held 11,133,236 of our common shares (10.9% of common shares then outstanding).

(3)	As of December 31, 2017 and 2016, Southeastern Asset Management, Inc. held less than 5% of common shares then outstanding.

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Except as otherwise indicated, the holders listed above (“holders”) have sole voting and investment power with respect to all shares beneficially owned by them. The holders have the same voting rights as all other holders of MIC S.A. common stock. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by the holders on a given date, any security which such holder has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of share options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Based upon the SDR ownership reported by Euroclear Sweden AB, as of December 31, 2017 there were 236 SDR holders in the United States holding 29,630,003 SDRs (representing 29.1% of the outstanding share capital as of such date). According to the records held by American Stock Transfer & Trust Company (“AST”) reported as of December 31, 2017, there were 86 shareholders in the United States holding 4,741,974 common shares (representing 4.7% of the outstanding share capital as of such date).

However, these figures may not be an accurate representation of the number of beneficial holders nor their actual location because most of the common shares and SDRs were held for the account of brokers or other nominees.

B.	Related Party Transactions

The disclosure as to related party transactions in our audited consolidated financial statements is in some respects broader than that required by Form 20-F. As required by Form 20-F, “related parties” includes enterprises that control, are controlled by or are under common control with MIC S.A., associates, individuals owning directly or indirectly an interest in the voting power of the Company that gives them significant influence over MIC S.A., close family members of such persons, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by certain of the persons listed above. For the purposes of note G.5 to our audited consolidated financial statements, related parties also includes the entities described below, which is beyond the scope of the Form 20-F definition. Nonetheless, for purposes of consistency of presentation, we use the broader definition of related parties used in our audited consolidated financial statements for purposes of this Item 7.B.

The Company conducts transactions with certain related parties on normal commercial terms and conditions. The Millicom Group’s significant related parties are:

Kinnevik and subsidiaries, MIC S.A.’s largest shareholder;

Helios Towers Africa Ltd, in which Millicom holds a direct or indirect equity interest;

EPM and subsidiaries, Millicom’s partner in our Colombian operations;

Miffin Associates Corp and subsidiaries, Millicom’s joint venture partner in Guatemala.

Kinnevik

At December 31, 2017, Kinnevik was the beneficial owner of approximately 37.2% of MIC S.A.’s share capital. Kinnevik is a Swedish company with interests in the telecommunications, media, publishing, paper and financial services industries. During 2017 and 2016, Kinnevik did not purchase any MIC S.A. shares. There are no significant loans made by Millicom to or for the benefit of Kinnevik or Kinnevik controlled entities.

During fiscal 2017, fiscal 2016 and fiscal 2015, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under Other in the tables below.

Helios Towers

Millicom sold its tower assets and leased back a portion of space on the towers in several African countries and contracted for related operation and management services with HTA. The Millicom Group has future lease commitments in respect of the tower companies. At December 31, 2017, Millicom owned 22.8% of the outstanding common shares of HTA.

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Empresas Públicas de Medellín (EPM)

EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia.

Miffin Associates Corp (Miffin)

The Millicom Group purchases and sells products and services from Miffin Group. Transactions with Miffin represent recurring commercial operations such as purchase of handsets, and sale of airtime.

The Company had the following expenses and income and gains from transactions with related parties for the periods indicated:

	Nine months ended September 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(US$ millions)
Expense from transactions with related parties
Purchases of goods and services from Miffin	(127)	(132)	(181)	(167)	148
Purchases of goods and services from EPM	(31)	(15)	(36)	(22)	17
Lease of towers and related services from HTA	(21)	(29)	(28)	(35)	36
Other expenses	(2)	(3)	(4)	(9)	5
Total	(181)	(179)	(250)	(233)	206

	Nine months ended September 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(US$ millions)
Income and gains from transactions with related parties
Sale of goods and services to EPM	205	200	18	18	19
Sale of goods and services to Miffin	13	13	277	261	253
Other revenue	-	4	1	10	4
Total	218	217	295	289	276

The Company had the following balances with related parties as of the dates indicated:

	As of September 30,	As of December 31,
	2018	2017	2016	2015
	(US$ millions)
Non-current and current liabilities
Payables to Guatemala joint venture(i)	258	273	245	335
Payables to Honduras joint venture(i)	153	135	118	225
Payables to EPM	2	3	3	66
Other accounts payable	5	10	20	18
Sub-total	419	421	386	644
Finance lease liabilities to tower companies(ii)	100	108	85	122
Total	518	529	471	766

(i)	Amounts payable mainly consist of dividend advances and loans to shareholders of the joint ventures.

(ii)	Disclosed under “Debt and other financing” in the statement of financial position.

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	As of September 30,	As of December 31,
	2018	2017	2016	2015
	(US$ millions)
Non-current and current assets
Receivables from EPM	34	3	4	5
Receivables from Guatemala and Honduras joint ventures	3	25	–	–
Advance payments to Helios Towers Tanzania	1	8	10	7
Receivable from TigoAirtel Ghana(i)	39	40	–	–
Other accounts receivable	–	1	3	4
Total	77	77	17	16

(i)	Disclosed under “Other non-current assets” in the statement of financial position.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

General litigation

In the ordinary course of business, Millicom is a party to various litigation or arbitration matters in each jurisdiction in which we operate. The principal categories of litigation to which we are subject include the following:

•	commercial claims, which include claims from third-party dealers, suppliers and customers alleging breaches or improper terminations of commercial agreements, or the charging of fees not in compliance with applicable law;

•	regulatory claims, which consist primarily of consumer claims, as well as complaints regarding the locations of antennae and other equipment, mostly in Colombia and El Salvador; and

•	labor and employment claims, including claims for wrongful termination and unpaid severance or other benefits.

By category of litigation, commercial claims account for a majority of the litigation matters to which we are party by both number of cases and total potential exposure based on the amount claimed.

By geography, litigation matters in Colombia represent a majority of the litigation matters to which we are party by both number of cases and total potential exposure. This is due to the size of our operations in Colombia, the comparatively high general prevalence of litigation there, and consumer protection and quality of service regulations which facilitate claims against telecommunications companies.

For additional details, see note G.3.1 of our audited consolidated financial statements and note 11 of our unaudited condensed consolidated financial statements.

Tax disputes

In addition to the litigation matters describe above, we have ongoing tax claims and disputes in most of our markets. Generally, these disputes relate to differences with the tax authorities following their completion of audits for prior tax years dating back to 2007 or challenges by the tax authorities to our interpretation of tax regulations. Examples of these challenges and disputes relate to issues such as the following:

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•	the applicability, deductibility or reporting of VAT or sales tax in Chad, Ghana, Honduras, Senegal and Tanzania;

•	withholding tax payable on commissions and services fees in Bolivia, Chad, El Salvador, Guatemala, Honduras, Paraguay and Tanzania;

•	the application of stamp tax on dividend payments in Guatemala;

•	the deductibility of expenses and interest on shareholder loans and other debt instruments in El Salvador and Honduras;

•	the deductibility of management, royalty and service fees paid to MIC S.A. by our operations in Bolivia, Costa Rica, El Salvador, Ghana, Honduras and Tanzania;

•	deductibility of commissions and discounts on handsets in Honduras; and

•	the deductibility of expenses for depreciation and amortization in Colombia, Guatemala and Paraguay.

In many instances, the tax authorities seek to impose substantial penalties and interest charges while the disputed amounts remain unpaid, as we seek resolution through negotiations or court proceedings, resulting in significantly higher total claims than we expect the tax authorities will receive once the matter has been finally resolved. We work with the local tax authorities to substantiate claims or negotiate settlement amounts to close an audit, except in those instances where we are challenging or appealing the tax authorities’ claims.

For additional details, see note G.3.2 of our audited consolidated financial statements.

Dividend Policy and Share Buyback Program(s)

Holders of MIC S.A. common shares (and SDRs) are entitled to receive dividends proportionately when, as and if declared by the Company’s Board of Directors and approved by shareholders at the AGM, subject to Luxembourg legal reserve requirements, as well as restrictions in the agreements governing our indebtedness.

On May 4, 2018, a dividend distribution of $2.64 per share (or $266,022,071 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2017, was approved by the shareholders at the AGM to be distributed in two equal installments, one of which was paid on May 15, 2018 and the other of which will be paid on November 14, 2018.

On May 4, 2017, a dividend distribution of $2.64 per share (or $265,416,542 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2016, was approved by the shareholders at the AGM and distributed on May 12, 2017.

On May 17, 2016, a dividend distribution of $2.64 per share (or $264,870,970 in the aggregate) from MIC S.A.’s profit or loss brought forward account at December 31, 2015, was approved by the shareholders at the AGM and distributed on May 25, 2016.

On May 15, 2015, a dividend distribution of $2.64 per share (or $264,302,060 in the aggregate) from MIC S.A.’s retained profits at December 31, 2014, was approved by the shareholders at the AGM and distributed in June 2015.

B.	Significant Changes

No significant changes have occurred other than as described in this registration statement since the date of our most recent audited financial statements.

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Item 9.	The Offer and Listing

A.	Offer and Listing Details

MIC S.A. intends to list its common shares on the Nasdaq Stock Market’s Global Select Market (the "Nasdaq Global Select Market") in the United States. MIC S.A.’s common shares had previously been listed on the Nasdaq Global Select Market until May 27, 2011.

The principal trading market of MIC S.A.’s shares is currently the NASDAQ Stockholm, where MIC S.A.’s shares are listed and trade in the form of SDRs. Each SDR represents one share. MIC S.A. does not intend to list its SDRs on any national securities exchange in the United States.

The table below presents the high and low trading prices of MIC S.A.'s common shares for the periods indicated in their principal trading market, NASDAQ Stockholm. All figures presented are based upon the US$ equivalent of MIC S.A.’s SEK denominated SDRs on NASDAQ Stockholm, and a par value of $1.50 per share. We expect that the listing price of our common shares on the Nasdaq Stock Market in the United States will be determined by the current trading price of our shares trading in the form of SDRs on NASDAQ Stockholm.

	High	Low
	($ per share)
Year ended December 31, 2013	99.52	70.05
Year ended December 31, 2014	106.00	72.94
Year ended December 31, 2015	81.31	51.15
First Quarter 2016	56.98	39.80
Second Quarter 2016	62.20	51.65
Third Quarter 2016	64.03	50.05
Fourth Quarter 2016	53.15	38.75
Year ended December 31, 2016	64.03	38.75
First Quarter 2017	57.56	42.70
Second Quarter 2017	59.65	52.05
Third Quarter 2017	74.50	58.55
Fourth Quarter 2017	68.00	61.00
Year ended December 31, 2017	74.50	42.70
May 2018	67.90	61.35
June 2018	64.83	58.10
July 2018	64.07	58.60
August 2018	64.20	56.43
September 2018	58.98	55.24
October 2018	59.64	54.21

B.	Plan of Distribution

Not applicable.

C.	Markets

The SDRs are listed on the main market of NASDAQ Stockholm under the symbol “MIC_SDB.” NASDAQ Stockholm is a regulated market in accordance with the Swedish Securities Market Act and is subject to regulation and supervision by the Swedish Financial Supervisory Authority. The Swedish Securities Market Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.

MIC S.A. intends to apply to have its common shares listed on the Nasdaq Global Select Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

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F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

As of December 31, 2017, the Company’s authorized and registered share capital comprised 133,333,200 common shares and the Company’s issued and fully paid-up share capital comprised 101,739,217 common shares. The common shares have a par value of $1.50 per share. We have not issued any shares in the last three years, and share grants to employees during this period have been settled with shares held in treasury.

As of December 31, 2017, the Company held 1,194,846 common shares as treasury shares at a total nominal value of $1.50 per share. These shares are held for purposes of the Company’s long-term incentive programs. Voting rights attached to shares held in treasury are suspended by law.

As of December 31, 2017, there were 1,293,184 total unvested shares granted under the company’s long-term incentive programs, as described in “Item 6. Directors, Senior Management and Employees — B. Compensation.” As of such date, no options to acquire our shares were outstanding.

B.	Memorandum and Articles of Association

Articles of Association

Registration and Object

Millicom International Cellular S.A. is a public limited liability company (société anonyme) governed by the Luxembourg law of August 10, 1915 on Commercial Companies (as amended), incorporated on June 16, 1992, and registered with the Luxembourg Trade and Companies’ Register (Registre du Commerce et des Sociétés de Luxembourg) under number B 40.630.

The articles of association of MIC S.A. define its purpose inter alia as follows: “... to engage in all transactions pertaining directly or indirectly to the acquisition and holding of participating interests, in any form whatsoever, in any Luxembourg or foreign business enterprise, including but not limited to, the administration, management, control and development of any such enterprise”.

Directors

Restrictions on Voting

If a director has a personal material interest in a proposal, arrangement or contract to be decided by MIC S.A., the articles of association provide that the validity of the decision of MIC S.A. is not affected by a conflict of interest existing with respect to a director. However, any such personal interest must be disclosed to the Board of Directors ahead of the vote and the relevant director shall abstain from considering and voting on the relevant issue. Such conflict of interest must be reported to the next general meeting of shareholders.

Compensation and Nomination

The decision on annual remuneration of directors (“tantièmes”) is reserved by the articles of association to the general meeting of shareholders. Directors are therefore prevented from voting on their own compensation. However, directors may vote on the number of shares they own, including the shares allotted under any share based compensation scheme.

The Nominations Committee makes recommendations for the election of directors to the AGM. At the AGM, shareholders may vote for or against the directors proposed or may abstain. The Nominations Committee reviews and recommends the directors’ fees which are approved by the shareholders at the AGM.

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Borrowing Powers

The directors generally have unrestricted borrowing powers on behalf of and for the benefit of MIC S.A.

Age Limit

There is no age limit for being a director of MIC S.A. Directors could be elected for a maximum period of six years, but the Company has followed the practice of electing them annually at the AGM.

Share Ownership Requirements

Directors need not be shareholders in MIC S.A.

Shares

Rights Attached to the Shares

MIC S.A. has only one class of shares, common shares, and each share entitles its holder to:

•	one vote at the general meeting of shareholders,

•	receive dividends when such distributions are decided, and

•	share in any surplus left after the payment of all the creditors in the event of liquidation. There is a preferential subscription right pursuant to Luxembourg corporate law under any share or rights issue for cash, unless the Board of Directors, within the limits specified in the articles of association, or an extraordinary general meeting of shareholders, as the case may be, restricts the exercise thereof.

Redemption of Shares

The articles of association provide for the possibility and set out the terms for the repurchase by MIC S.A. of its own shares, which repurchase must be approved in accordance with applicable law and the rules of any exchange on which MIC S.A.’s shares are listed. A share repurchase plan was approved at our 2018 AGM authorizing the repurchase of shares not exceeding the lower of (i) 5% of MIC S.A.'s outstanding share capital as of the date of the AGM (approximately 5,086,960 shares corresponding to $7,630,440 in nominal value) or (ii) the then available amount of MIC S.A.’s distributable reserves on a parent company basis, in the open market on OTC US, Nasdaq Stockholm or any other recognized alternative trading platform, and subject to certain restrictions on permissible acquisition price, including that the acquisition price may not be less than SEK 50 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

Sinking Funds

MIC S.A. shares are not subject to any sinking fund.

Liability for Further Capital Calls

All of the issued shares in MIC S.A.’s capital are fully paid up. Accordingly, none of MIC S.A.’s shareholders are liable for further capital calls.

Principal Shareholder Restrictions

There are no provisions in the articles of association that discriminate against any existing or prospective holder of MIC S.A.’s shares as a result of such shareholder owning a substantial number of shares.

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Changes to Shareholder’s Rights

In order to change the rights attached to the shares of MIC S.A., an extraordinary general meeting of shareholders must be duly convened and held before a Luxembourg notary, as under Luxembourg law such change requires an amendment of the articles of association. A quorum of presence of at least 50% of the shares present or represented is required at a meeting held after the first convening notice, whereas there is no quorum of presence requirement at a meeting held after the second convening notice. Any decision must be taken by a majority of two thirds of the shares present or represented at the general meeting. Any change to the obligations attached to shares may be adopted only with the unanimous consent of all shareholders.

Shareholders’ Meetings

General meetings of shareholders are convened by convening notice published in the Luxembourg Official Gazette (Journal des Publications, Recueil Electronique des Sociétés et Associations), in a Luxembourg newspaper, in short version in the Swedish newspaper SvD, as a press release and on the Millicom website. According to article 18 of the articles of association of MIC S.A., the Board of Directors determines in the convening notice the formalities to be observed by each shareholder for admission to the AGM. An AGM must be convened every year within six months of the end of the financial year, at the registered office of the Company or any other place in Luxembourg as may be specified in the convening notice. Other meetings can be convened as necessary.

Limitation on Securities Ownership

There are no limitations imposed under Luxembourg law or the articles of association on the rights of non-resident or foreign entities to own shares of the Company or to hold or exercise voting rights on shares of the Company.

Change of Control

There are no provisions in the articles of association of the Company that would have the effect of delaying, deferring or preventing a change in control of MIC S.A. and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company, or any of its subsidiaries.

Luxembourg laws impose the mandatory disclosure of an important participation in Millicom and any change in such participation.

Disclosure of Shareholder Ownership

As required by the Luxembourg law on transparency obligations of January 11, 2008, as amended (the “Transparency Law”), a shareholder who acquires or disposes of shares, including depositary receipts representing shares in the Company’s capital must notify the Company’s Board of Directors of the proportion of shares held by the relevant person as a result of the acquisition or disposal, where that proportion reaches, exceeds or falls below the thresholds referred to in the Transparency Law. As per the Transparency Law, the above also applies to the mere entitlement to acquire or to dispose of, or to exercise, voting rights in any of the cases referred to in the Transparency Law.

C.	Material Contracts

6% Senior Notes

On March 11, 2015, MIC S.A. issued a $500 million 6% fixed interest rate bond that matures on March 15, 2025. The bond was issued pursuant to the Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018, included as Exhibit 4.1 to this registration statement.

5.125% Senior Notes

On September 20, 2017, MIC S.A. issued a $500 million 5.125% fixed interest rate bond that matures on January 15, 2028. The bond was issued pursuant to the Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018, included as Exhibit 4.2 to this registration statement.

Revolving Credit Facility

MIC S.A. has a $600 million revolving credit facility that matures on January 27, 2022. The facility is governed by the multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017, included as Exhibit 4.3 to this registration statement.

Stock Purchase Agreement for Cable Onda

On October 7, 2018, Millicom LIH S.A., a wholly owned subsidiary of MIC S.A., MIC S.A. (solely for the purposes of Section 9.18) and Medios de Comunicacion LTD and Telecarrier International Limited (the “Sellers”), entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom will purchase 80% of the shares of Cable Onda S.A., a company incorporated under the laws of Panama (“Cable Onda”), from Sellers for $1,002 million in cash (the “Cable Onda Acquisition”), subject to customary purchase price adjustments. The stock purchase agreement is included as Exhibit 4.4 to this registration statement.

Bridge Facility

MIC S.A. has a $1,000,000,000 bridge term loan facility that matures on October 7, 2019 (unless extended for a period not exceeding six months), which was established in connection with the Cable Onda Acquisition. The facility is goverrned by the bridge term facility agreement for Millicom International Cellular S.A. arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018, included as Exhibit 4.5 to this registration statement.

6.625% Senior Notes

On October 16, 2018, to help finance the Cable Onda Acquisition, MIC S.A. issued $500 million aggregate principal amount of 6.625% fixed interest rate notes that mature on October 15, 2026. The notes were issued pursuant to the Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018, included as Exhibit 4.6 to this registration statement.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0093
statement pursuant to Securities and Exchange Commission Rule 83

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation of Luxembourg that may affect:

•	the import or export of capital including the availability of cash and cash equivalents for use by the Millicom Group, or

•	the remittance of dividends, interests or other payments to non-resident holders of MIC S.A.’s securities other than those deriving from the U.S.-Luxembourg double taxation treaty.

E.	Taxation

Luxembourg Tax Considerations

The following information is of a general nature only on certain tax considerations effective in Luxembourg in relation to holders of shares in respect of the ownership and disposition of shares in MIC S.A., and does not purport to be a comprehensive description of all of the tax considerations that might be relevant to an investment decision in such company. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. The information contained herein is based on the laws presently in force in Luxembourg on the date hereof, and thus subject to any change in law that may take effect after such date. Shareholders in MIC S.A. should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature, or to any other concepts, refers to Luxembourg tax law or concepts only. Further, any reference to a resident corporate shareholder/taxpayer includes non-resident corporate shareholders/taxpayers carrying out business activities through a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which assets would be attributable. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate shareholders may further be subject to net wealth tax (impôts sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

(a) Luxembourg withholding tax on dividends paid on MIC S.A. shares

Dividends distributed by MIC S.A. will in principle be subject to Luxembourg withholding tax at the rate of 15%.

Luxembourg resident corporate holders

No dividend withholding should apply on dividends paid by MIC S.A. to a Luxembourg resident company if the conditions of Article 147 of the Luxembourg income tax law ("LITL") are met, meaning that the Luxembourg residence corporate holder should be a fully taxable entity within the meaning of article 159 LITL holding shares which meets the qualifying participation test (10% of the share capital or acquisition price of the shares of at least € 1.2 million held or committed to be held for a minimum of 12 months).

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0094
statement pursuant to Securities and Exchange Commission Rule 83

Non-Luxembourg resident holders

Non-Luxembourg resident shareholders of MIC S.A. should benefit from a withholding tax exemption if the conditions of Article 147 LITL are met, meaning that the non-Luxembourg resident should either be (i) an entity which fall within the scope of Article 2 of the European Council Directive 2011/96/EU, as amended (the "Parent-Subsidiary Directive") and which are not excluded to benefit from this directive under its mandatory general anti-avoidance rule as implemented in Luxembourg, or (ii) corporate holder subject to a tax comparable to Luxembourg corporate income tax and which are resident in a country having concluded a double tax treaty with Luxembourg, or (iii) corporate holder subject to a tax comparable to Luxembourg corporate income tax resident in a State member of the European Economic Area other than a Member State of the EU of (iv) corporate holder resident in Switzerland subject to corporate income tax in Switzerland without benefiting from a tax exemption.

Non-Luxembourg resident holders which do not fall within the scope of Article 147 LITL withholding tax exemption but resident in a State with which Luxembourg has concluded a double tax treaty may claim for a reduce withholding tax under the conditions set forth in the relevant double tax treaty.

Dividend distributions made by a non-resident company, such as the Company, to Luxembourg resident shareholders are not subject to any Luxembourg withholding tax, which is also the case for liquidation proceeds and capital gains. Therefore, the non-resident company has no responsibility to withhold tax in Luxembourg, even if the payments are made through a Luxembourg-based paying agent, provided that the latter is not considered as being the beneficial owner of the incomes.

(b) Luxembourg income tax on dividends and capital gains received from MIC S.A. shares

Fully taxable resident corporate shareholders

For resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable and thus subject to a combined corporate income tax rate of 26.01% (for resident corporate taxpayers established in Luxembourg City), except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2002, (as amended) are fulfilled.

Under the Luxembourg participation exemption on dividends as implemented by Article 166 LITL, dividends derived from shares may be exempt from income tax at the level of the resident corporate shareholder if cumulatively, (i) the shareholder is either (a) a fully taxable resident collective entity taking one of the forms listed in the appendix to paragraph 10 of Article 166 LITL, (b) a fully taxable resident corporation not listed in the appendix to paragraph 10 of Article 166 LITL, (c) a permanent establishment of a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (d) a permanent establishment of a corporation resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, or (e) a permanent establishment of a corporation or a cooperative society resident in a State party to the European Economic Area Agreement other than a Member State of the European Union, (ii) the subsidiary is either (a) a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (b) a fully taxable resident corporation not listed in the appendix to paragraph (10) of Article 166 LITL, or (c) a non-resident corporation fully subject to a tax corresponding to the Luxembourg corporate income tax, and (iii) the shareholder has held or commits itself to hold, for an uninterrupted period of at least 12 months in both comparison periods, a participation representing at least 10% in the share capital of the subsidiary or an acquisition price of at least €1.2 million. Liquidation proceeds are deemed to be a received dividend and may be exempt under the same conditions. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity.

The Luxembourg participation exemption regime may be denied if the income is (i) deductible in the other EU Member State paying such income or (ii) paid as part of an arrangement or a series of arrangements that, having been put into place with the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the Parent-Subsidiary Directive, is not genuine having regard to all relevant facts and circumstances. For the purposes of this anti-avoidance rule, an arrangement, which may comprise several steps or parts, or a series of arrangements, is considered as not genuine to the extent that it is not put into place for valid commercial reasons that reflect economic reality.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0095
statement pursuant to Securities and Exchange Commission Rule 83

Expenses, including interest expenses and impairments, in direct economic relation with the shareholding held by a resident corporate shareholder should not be deductible for income tax purposes up to the amount of any exempt dividend derived during the same financial year. Expenses exceeding the amount of the exempt dividend received from such shareholding during the same financial year should remain deductible for income tax purposes.

If the conditions of the Luxembourg participation exemption, as described above, are not met, 50% of the gross amount of dividends may however be exempt from corporate income tax in accordance with Article 115 (15a) LITL if such dividends are received from (i) a fully taxable corporation resident in Luxembourg, (ii) a corporation (a) resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, and (b) fully subject to a tax corresponding to the Luxembourg corporate income tax, or (iii) a company resident in a Member State of the European Union and referred to in Article 2 of the Parent-Subsidiary Directive.

Capital gains realized on shares by resident corporate shareholders may be exempt from corporate income tax if the conditions mentioned above under the Luxembourg participation exemption on dividends are met, except that the acquisition price must be of at least €6 million instead of €1.2 million. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Capital gains realized upon the disposal of shares should remain taxable for an amount corresponding to the sum of the expenses related to the shareholding and impairments recorded on the shareholding that reduced the taxable basis of the resident corporate shareholder in the year of disposal or in previous financial years.

Resident corporate shareholders with a special tax regime

A resident corporate shareholder that is governed by the law of May 11, 2007, on Family Estate Management Companies (as amended) or by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or by the law of July 23, 2016, on Reserved Alternative Investment Funds not having the exclusive purpose of investing in risk capital, is not subject to Luxembourg income tax; thus, neither dividends (and other payments) derived from shares held in a company nor capital gains realized on the sale or disposal, in any form whatsoever, of shares in a company, are taxable at the level of such resident corporate shareholders.

Resident individual shareholders

For resident individual shareholders, dividends derived from shares and capital gains realized on the sale of shares are, in principle, subject to income tax at the progressive ordinary rate (with a current effective marginal rate of up to 42%). Such income tax rate is increased by 7% for income not exceeding €150,000 for single taxpayers and €300,000 for couples taxed jointly, and by 9% for income above these amounts. In addition, a 1.4% dependence insurance contribution is due.

50% of the gross amount of dividends derived from shares may however be exempt from income tax, if the conditions laid down under Article 115 (15a) LITL, as described above, are complied with. In addition, a total lump-sum of €1,500 (which is doubled for taxpayers who are jointly taxable) is deductible from the total of dividends received during the tax year.

Capital gains realized on the disposal of the shares by resident individual shareholders who act in the course of the management of their private wealth, will in principle only be taxable if said capital gains qualify either as speculative gains or as gains on a substantial participation. A disposal may include a sale, an exchange, a contribution or any other kind of alienation of shares. Capital gains are deemed to be speculative if the shares are disposed within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains realized during the year that are equal to, or are greater than, €500 are subject to income tax at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse, his partner or minor children, directly or indirectly, at any time within the 5 years preceding the disposal, more than 10% of share capital of a collective entity. A shareholder is also deemed to alienate a substantial participation if such participation (i) has been acquired free of charge, within the 5 years preceding the transfer, and (ii) was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof may benefit from an allowance of up to €50,000 granted for a ten-year period (which is doubled for taxpayers who are jointly taxable). They are subject to income tax according to the half- global rate method, (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0096
statement pursuant to Securities and Exchange Commission Rule 83

Capital gains realized on the disposal of the Company’s shares by resident individual shareholders, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

(c)	Other Taxes

Net wealth tax

Whilst non-resident corporate taxpayers may only be subject to net wealth tax on their Luxembourg wealth, resident corporate taxpayers are in principle subject to net wealth tax at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.

A resident corporate shareholder will be subject to net wealth tax on shares, except if (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005, (as amended) or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).

A resident corporate shareholder may further be subject to either a minimum net wealth tax of €4,815 or to a progressive minimum net wealth tax from €535 to €32,100, which depends on the total assets on their balance sheet. The minimum net wealth tax of €4,815 will be applicable for a resident corporate shareholder, which has a minimum of 90% of fixed financial assets, transferable securities and cash at bank on its balance sheet, except if its accumulated fixed financial assets do in addition not exceed €350,000, in which case it may benefit from a minimum net wealth tax of €535. Items (e.g., real estate properties or assets allocated to a permanent establishment) located in a treaty country, where the latter has the exclusive tax right, are not considered for the calculation of the 90% threshold.

Despite the above mentioned exceptions, the minimum net wealth tax also applies if the resident corporate shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005, (as amended) or a reserved alternative investment fund having the exclusive purpose of investing in risk capital governed by the law of July 23, 2016.

The net wealth tax charge for a given year can be avoided or reduced if a specific reserve, equal to five times the net wealth tax to save, is created before the end of the subsequent tax year and maintained during the five following tax years. The net wealth tax reduction corresponds to one fifth of the reserve created, except that the maximum net wealth tax to be saved is limited to the corporate income tax amount due for the same tax year, including the employment fund surcharge, but before imputation of available tax credits.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0097
statement pursuant to Securities and Exchange Commission Rule 83

Inheritance tax

Where a shareholder is a resident of Luxembourg for tax purposes at the time of his/her death, shares are included in his/her taxable estate for inheritance tax assessment purposes.

Gift tax

Gift tax may be due on a gift or donation of shares if recorded in a Luxembourg notarial deed or otherwise recorded in Luxembourg.

Registration taxes and stamp duties

In principle, neither the issuance of shares nor the disposal of shares is subject to Luxembourg registration tax or stamp duty.

However, a registration duty may be due in the case where (i) the deed acknowledging the issuance/disposal of shares is either attached (annexé) to a deed subject to a mandatory registration in Luxembourg (e.g., public deed) or lodged with a notary’s records (deposé au rang des minutes d’un notaire), or (ii) in case of a registration of such deed on a voluntary basis.

Material U.S. Federal Income Tax Considerations

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to hold common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our shares, by vote or value;

•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0098
statement pursuant to Securities and Exchange Commission Rule 83

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Luxembourg and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Except as described below, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for any taxable year.

Taxation of Distributions

Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at the favorable tax rate applicable to “qualified dividend income.” U.S. Holders should consult their tax advisers regarding the availability of the favorable tax rate on dividends in their particular circumstances.

Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Luxembourg income taxes withheld from dividends at a rate not exceeding any applicable rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0099
statement pursuant to Securities and Exchange Commission Rule 83

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2017 and do not expect to become a PFIC in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution will be subject to taxation in the same manner. If we were a PFIC, certain elections (such as mark-to-market election) may be available that would result in alternative tax consequences of owning and disposing the common shares.

In addition, if we are a PFIC or, with respect to particular U.S. Holder, are treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports on an IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals or specified entities may be required to report information on their U.S. federal income tax returns relating to their ownership of our common shares, subject to certain exceptions (including an exception for common shares held in a financial account, in which case the account may be reportable if maintained by a non-U.S. financial institution).

U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of common shares.

F.	Dividends and Paying Agents

Annual dividends are decided by the shareholders at the AGM based on a proposal by the Board of Directors. The AGM decides on the record date for the dividend payment. The dividend record date and the dividend payment date are published in the convening notice for the AGM. The dividend record date generally occurs two business days after the AGM, and the payment date is then made approximately four business days after the dividend record date.

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Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0100
statement pursuant to Securities and Exchange Commission Rule 83

Advanced payment of dividends is permitted upon proposal by the Board of Directors. The Board of Directors fixes the amount and the date of payment of any such advance payment of dividends.

Dividends may also be paid out of unappropriated net profits brought forward from prior years. Dividends shall be paid in U.S. Dollars or by free allotment of shares of the Company or otherwise in specie as the Board of Directors may determine, and may be paid at such times as may be determined by the Board of Directors. Payment of dividends shall be made to holders of Company shares at their addresses in the register of shareholders. No interest shall be due against the Company on dividends declared but unclaimed. The shareholders are entitled to share in the profits of the Company pro rata to the paid up par value of their shareholding.

SEB and AST administer dividend payments on behalf of the Company. In principle, dividends unclaimed for a period of 5 years from the due date are forfeited and revert to the Company.

G.	Statement by Experts

The consolidated financial statements of Millicom International Cellular S.A. and its subsidiaries at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, appearing in this Form 20-F have been audited by Ernst & Young S.A., Luxembourg, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.	Documents on Display

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Risk

Financial risk management

Millicom regularly performs risk management assessments and reviews to identify its major risks and to take the necessary steps to mitigate such risks. The principal market risks to which we are exposed are interest rate risk, foreign currency exchange risk and non-repatriation. Each year Millicom Group Treasury revisits and presents to the Audit Committee updated Treasury and Financial Risks Management policies. The Millicom Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Millicom Group’s performance in line with its Financial Risk Management policy. These policies were last reviewed in late 2017.

As part of the annual review of the above mentioned risks, the Millicom Group targets a strategy with respect to the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to reach 40% of debt in local currency over the medium term) to maintaining a 70/30% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Millicom Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.

On December 31, 2017, the fair value of derivatives held by the Millicom Group may be summarized as follows:

97

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0101
statement pursuant to Securities and Exchange Commission Rule 83

	2017	2016
	(US$ millions)
Derivatives
Cash flow hedge derivatives	(55)	(84)
Derivatives held for trading (on swaps on Euro denominated debt)	—	32
Net derivative asset (liability)	(55)	(52)

Interest rate risk

Debt and financing issued at floating interest rates expose the Millicom Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Millicom Group to fair value interest rate risk. The Millicom Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Millicom Group’s policy is to maintain a combination of fixed and floating rate debt with target for the debt to be distributed between fixed (up to 70%) and variable (up to 30%) rates. The Millicom Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2017, approximately 65% of the Millicom Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2016: 70%).

The table below summarizes, as at December 31, 2017, our fixed rate debt and floating rate debt:

	Amounts due within
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2017
Fixed rate financing	87	365	141	104	396	1,369	2,462
Weighted average nominal interest rate	7.17%	5.52%	8.28%	9.92%	7.73%	7.68%	7.48%
Floating rate financing	98	134	206	327	188	370	1,323
Weighted average nominal interest rate	4.24%	2.37%	8.40%	12.20%	1.98%	2.25%	3.06%
Total	185	500	347	431	584	1,738	3,785
Weighted average nominal interest rate	5.61%	4.68%	8.35%	11.65%	5.88%	6.52%	5.94%

The table below summarizes our fixed rate debt and floating rate debt as at December 31, 2016:

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Financing at December 31, 2016
Fixed rate financing	41	85	314	435	720	1,141	2,736
Weighted average nominal interest rate	7.52%	7.54%	5.41%	5.62%	7.11%	8.51%	7.28%
Floating rate financing	39	168	204	213	130	411	1,165
Weighted average nominal interest rate	4.20%	9.46%	3.63%	2.89%	1.21%	3.86%	3.16%
Total	80	252	518	649	850	1,552	3,901
Weighted average nominal interest rate	5.90%	8.81%	4.71%	4.72%	6.20%	7.28%	6.05%

A 100 basis point fall or rise in market interest rates for all currencies in which the Millicom Group had borrowings at December 31, 2017 would increase or reduce profit before tax from continuing operations for the year by approximately $13 million (2016: $12 million).

98

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0102
statement pursuant to Securities and Exchange Commission Rule 83

From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Financial Risk Management policy. Details of these arrangements are provided below.

Interest rate and currency swaps on SEK denominated debt

These swaps are accounted for as a cash flow hedge as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is April 2018 but might be extended. Fluctuations are recorded through other comprehensive income in our financial statements. At December 31, 2017, the fair values of the swaps amounted to a liability of $56 million (December 31, 2016: a liability of $84 million).

Interest rate and currency swaps on Euro-denominated debt

In June 2013, Millicom entered into interest rate and currency swaps whereby Millicom will sell Euros and receive USD to hedge against exchange rate fluctuations on an intercompany seven-year Euro 134 million principal and related interest financing of its operation in Senegal. The outstanding 2020 Notes were repaid in August 2017 and as a result these swaps have been settled. The year-to-date revaluation of the swap resulted in a $22 million loss. The Millicom Group finally received $10 million in cash on settlement date.

The above hedge was considered ineffective, with fluctuations in the fair value of the hedge recorded through profit and loss in our financial statements.

No other financial instruments have a significant fair value at December 31, 2017.

Foreign currency risk

The Millicom Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. In the nine months ended September 30, 2018 and 2017, foreign currency exchange rate fluctuations resulted in a gain of $6 million and a gain of $18 million, respectively. In the years ended December 31, 2017, 2016 and 2015, foreign currency exchange rate fluctuations resulted in a gain of $18 million, a gain of $25 million and a loss of $280 million, respectively.

Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies, or entering into agreements that limit the risk of exposure to currency fluctuations against the US dollar reporting currency. In some cases, Millicom may also borrow in US dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or where US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Millicom Group operates.

The following table summarizes debt denominated in US dollars and other currencies at December 31, 2017 and 2016.

	2017	2016
	(US$ millions)
Debt denomination at December 31
Debt denominated in US dollars	1,983	2,266
Debt denominated in currencies of the following countries:
Colombia	834	841
Chad	61	69
Tanzania	121	93
Bolivia	337	288
Ghana	—	13
Paraguay	191	103
Luxembourg (SEK denominated)	243	217
Other	15	11
Total debt denominated in other currencies	1,802	1,635
Total debt	3,785	3,901

99

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0103
statement pursuant to Securities and Exchange Commission Rule 83

At December 31, 2017, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by $95 million and $116 million respectively (2016: $51 million and $63 million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

Non-repatriation risk

Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Millicom Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.

Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Millicom Group operates, or foreign exchange controls may be introduced in countries where the Millicom Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of notional and physical cash pooling arrangements in hard currencies to the extent permitted.

In addition, in some countries it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this may be time delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Millicom Group. This is a relatively rare case for the countries in which the Millicom Group operates.

Lastly, repatriation most often gives rise to taxation, which is evidenced in the amount of taxes paid by the Millicom Group relative to the Corporate Income Tax reported in its statement of income.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

100

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0104
statement pursuant to Securities and Exchange Commission Rule 83

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

A.	Defaults

Not applicable.

B.	Arrears and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Not applicable.

Item 16B.	Code of Ethics

Not applicable.

Item 16C.	Principal Accountant Fees and Services

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

101

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0105
statement pursuant to Securities and Exchange Commission Rule 83

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

Financial Statements are filed as part of this registration statement, see page F-1.

Item 19.	Exhibits

1.1	Articles of Association of Millicom International Cellular S.A.

4.1	Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018

4.2	Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018

4.3

Multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017

4.4

Stock purchase agreement for the acquisition of interests in Cable Onda S.A. among Millicom International Cellular S.A., Millicom LIH S.A., Medios de Comunicacion LTD and Telecarrier International Limited dated October 7, 2018

4.5

Bridge term facility agreement for Millicom International Cellular S.A. arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018

4.6	Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018

8.1	List of significant subsidiaries

15.1	Consent of Ernst & Young S.A.*

99.1	Audited financial statements of Comunicaciones Celulares, S.A. as at December 31, 2017 and 2016 and for the years then ended

*	To be filed by amendment

102

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0106
statement pursuant to Securities and Exchange Commission Rule 83

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MILLICOM INTERNATIONAL CELLULAR S.A.

Date:	By:	/s/
Name:
Title:

By:	/s/
Name:
Title:

103

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0107
statement pursuant to Securities and Exchange Commission Rule 83

F-1

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0108
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Unaudited interim condensed consolidated income statements

for the nine-month periods ended September 30, 2018 and 2017

	Notes	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (i)
		$ millions
Revenue	5	3,064	3,020
Cost of sales		(864)	(883)
Gross profit		2,200	2,137
Operating expenses		(1,214)	(1,190)
Depreciation		(516)	(518)
Amortization		(103)	(115)
Share of profit in the joint ventures in Guatemala and Honduras	14	109	115
Other operating income (expenses), net	4	66	24
Operating profit	5	542	453
Interest and other financial expenses	10	(271)	(310)
Interest and other financial income		13	11
Other non-operating income (expenses), net	6	7	(5)
Share of profit (losses) from other joint ventures and associates, net		(100)	(54)
Profit before taxes from continuing operations		191	95
Charge for taxes, net		(71)	(125)
Profit (loss) for the period from continuing operations		120	(30)
Profit (loss) for the period from discontinued operations	4	(35)	17
Net profit (loss) for the period		86	(12)

Attributable to:
Owners of the Company		84	17
Non-controlling interests		1	(30)

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($)	7	0.84	0.17
Diluted ($)	7	0.84	0.17

(i)	Re-presented for discontinued operations (see note 4).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-2

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0109
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Unaudited interim condensed consolidated statements of comprehensive income for the nine-month periods ended September 30, 2018 and 2017

	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (i)
	$ millions
Net profit for the period	86	(12)
Other comprehensive income (to be reclassified to profit and loss in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(20)	22
Cash flow hedges	—	4
Total comprehensive income for the period	65	13

Attributable to:
Owners of the Company	63	37
Non-controlling interests	2	(25)

Total comprehensive income for the period arises from:
Continuing operations	72	6
Discontinued operations	(7)	6

(i)	Re-presented for discontinued operations (see note 4).

F-3

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0110
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Unaudited interim condensed consolidated statements of financial position as at September 30, 2018 and December 31, 2017

	Notes	September 30, 2018	December 31, 2017
		$ millions
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	1,233	1,265
Property, plant and equipment, net	8	2,726	2,880
Investments in joint ventures	14	2,848	2,967
Investments in associates		188	241
Contract costs, net	2	4	—
Deferred tax assets		207	180
Other non-current assets	12	129	113
TOTAL NON-CURRENT ASSETS		7,335	7,647

CURRENT ASSETS
Inventories		53	45
Trade receivables, net		299	386
Contract assets, net	2	37	—
Amounts due from non-controlling interests, associates and joint ventures	12	38	37
Prepayments and accrued income		172	145
Current income tax assets		93	99
Supplier advances for capital expenditure		23	18
Other current assets		123	90
Restricted cash		149	145
Cash and cash equivalents		758	619
TOTAL CURRENT ASSETS		1,744	1,585
Assets held for sale	4	5	233
TOTAL ASSETS		9,085	9,465

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-4

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0111
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Unaudited interim condensed consolidated statements of financial position as at September 30, 2018 and December 31, 2017 (continued)

	Notes	September 30, 2018	December 31, 2017
		$ millions
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		635	637
Treasury shares		(81)	(106)
Other reserves		(498)	(470)
Retained profits		2,776	2,950
Profit for the period/ year attributable to equity holders		84	85
Equity attributable to owners of the Company		2,916	3,096
Non-controlling interests		182	185
TOTAL EQUITY		3,098	3,282

LIABILITIES
Non-current liabilities
Debt and financing	10	3,505	3,600
Amounts due to non-controlling interests, associates and joint ventures	12	80	124
Provisions and other non-current liabilities		351	335
Deferred tax liabilities		44	56
Total non-current liabilities		3,979	4,116

Current liabilities
Debt and financing	10	139	185
Payables and accruals for capital expenditure		237	304
Other trade payables		233	288
Amounts due to non-controlling interests, associates and joint ventures	12	339	296
Accrued interest and other expenses		390	353
Current income tax liabilities		63	81
Contract liabilities	2,13	60	—
Derivative financial instruments	13	—	56
Dividends payable to owners of the Company		133	—
Provisions and other current liabilities		412	425
Total current liabilities		2,007	1,989
Liabilities directly associated with assets held for sale	4	1	79
TOTAL LIABILITIES		5,987	6,183
TOTAL EQUITY AND LIABILITIES		9,085	9,465

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-5

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0112
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2018 and 2017

	Notes	September 30, 2018	September 30, 2017 (i)
		$ millions
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		191	95
Profit (loss) before taxes from discontinued operations	4	(35)	17
Profit before taxes		156	112
Adjustments to reconcile to net cash:
Interest and other financial expenses		274	328
Interest and other financial income		(13)	(12)
Adjustments for non-cash items:
Depreciation and amortization	5	619	666
Share of profit in Guatemala and Honduras joint ventures		(109)	(116)
Loss (gain) on disposal and impairment of assets, net	4	(26)	(32)
Share based compensation		14	18
(Profit) loss from other joint ventures and associates, net		100	54
Other non-cash non-operating (income) expenses, net		(9)	(1)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(123)	(36)
(Increase) decrease in inventories		(9)	7
Increase (decrease) in trade and other payables, net		18	(76)
Total changes in working capital		(115)	(105)
Changes in contract assets, liabilities and costs, net		(8)	-
Interest (paid)		(244)	(277)
Interest received		15	11
Taxes (paid)	5	(93)	(87)
Net cash provided by operating activities		561	558
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(3)	(20)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	177	-
Purchase of intangible assets and licenses	9	(144)	(109)
Purchase of property, plant and equipment	8	(444)	(465)
Proceeds from sale of property, plant and equipment	8	134	87
Dividends received from joint ventures		181	147
Settlement of derivative financial instruments	13	(63)	-
Cash (used in) provided by other investing activities, net		9	27
Net cash used in investing activities		(154)	(334)
Cash flows from financing activities (including discontinued operations):
Proceeds from other debt and financing	10	405	917
Repayment of debt and financing	10	(536)	(605)
Dividends paid to non-controlling interests		(1)	-
Dividends paid to owners of the Company		(133)	(265)
Issuance of loans to joint ventures		-	(16)

Net cash from (used in) financing activities		(265)	30
Exchange impact on cash and cash equivalents, net		(10)	2
Net (decrease) increase in cash and cash equivalents		132	257
Cash and cash equivalents at the beginning of the year		619	646
Effect of cash in disposal group held for sale	4	6	(15)
Cash and cash equivalents at the end of the period		758	888

(i)	Re-presented for discontinued operations (see note 4).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-6

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0113
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Unaudited interim condensed consolidated statements of changes in equity for the period ended September 30, 2018, and year ended December 31, 2017

	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	$ millions
Balance on December 31, 2016	101,739	(1,395)	153	485	(123)	3,215	(562)	3,167	201	3,368
Total comprehensive income for the period	—	—	—	—	—	85	87	171	(15)	156
Dividends (ii)	—	—	—	—	—	(265)	—	(265)	—	(265)
Purchase of treasury shares	—	(32)	—	—	(3)	—	—	(3)	—	(3)
Share based compensation	—	—	—	—	—	—	24	24	—	24
Issuance of shares under share-based payment schemes	—	233	—	(1)	21	1	(18)	1	—	1
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(470)	3,096	185	3,282
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax) (iii)	—	—	—	—	—	10	—	—	(4)	—
Total comprehensive income for the period	—	—	—	—	—	84	(21)	63	2	65
Dividends (iv)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(66)	—	—	(6)	—	—	(6)	—	(6)
Share based compensation	—	—	—	—	—	—	14	14	—	14
Issuance of shares under share-based payment schemes	—	338	—	(2)	29	(5)	(21)	1	—	1
Balance on September 30, 2018	101,739	(922)	153	483	(81)	2,859	(498)	2,916	182	3,097

(i)	Retained profits — includes profit attributable to equity holders, of which at September 30, 2018, $331 million (2017: $345 million) are not distributable to equity holders.

(ii)	Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and distributed in May 2017.

(iii)	See note 2 for details about changes in accounting policies.

(iv)	Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders. Half of this dividend has been paid in May 2018. The second half will be paid in November 2018.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-7

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0114
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America and Africa.

On October 22, 2018, the Board of Directors authorised these interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2017 consolidated financial statements, except for the changes described below.

The following changes to standards effective for annual periods starting on January 1, 2018 have been adopted by the Group:

•	IFRS 15 “Contracts with customers” establishes a five-step model related to revenue recognition from contracts with customers. Under IFRS 15, revenue is recognized at amounts that reflect the consideration that an entity expects to be entitled to in exchange for transferring goods or services to a customer. The Group adopted the accounting standard on January 1, 2018 using the cumulative catch-up transition method which had an immaterial impact on its Group financial statements. IFRS 15 mainly affects the timing of recognition of revenue as it introduces more differences between the billing and the recognition of the revenue. However, it does not affect the cash flows generated by the Group.

As a consequence of adopting this Standard:

1)	some revenue is recognized earlier, as a larger portion of the total consideration received in a bundled contract is attributable to the component delivered at contract inception (i.e. typically a subsidized handset). Therefore, this produces a shift from service revenue (which decreases) to the benefit of Telephone and Equipment revenue. This results in the recognition of a Contract Asset on the statement of financial position, as more revenue is recognized upfront, while the cash will be received throughout the subscription period (which is usually between 12 to 36 months). Contract Assets (and liabilities) are reported on a separate line in current assets / liabilities even if their realization period is longer than 12 months. This is because they are realized / settled as part of the normal operating cycle of our core business.

2)	the cost incurred to obtain a contract (mainly commissions) is now capitalized in the statement of financial position and amortized over either the average customer retention period or the contract term, depending on the circumstances. This results in the recognition of Contract Costs being capitalized under non-current assets on the statement of financial position.

3)	except for the effects further explained below, there were no material changes for the purpose of determining whether the Group acts as principal or an agent in the sale of products.

4)	the presentation of certain amounts in the consolidated statement of financial position has been changed to reflect the terminology of IFRS 15:

a.	Contract assets recognized in relation to service contracts.

b.	Contract costs in relation to capitalised cost incurred to obtain a contract (mainly commissions).

c.	Contract liabilities in relation to service contracts were previously included in trade and other payables

Management identified some other not material adjustments than the ones explained above.

F-8

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0115
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The Group has adopted the standard using the cumulative catch-up transition method. Hence, the cumulative effect of initially applying the Standard has been recognized as an adjustment to the opening balance of retained earnings as at January 1, 2018 and comparative financial statements have not be restated in accordance with the transitional provisions in IFRS 15. The impact on the opening balance of retained earnings as at January 1, 2018 is summarised in the table set out at the bottom of this section.

Additionally, the Group has decided to take some of the practical expedients foreseen in the Standard, such as:

o	Millicom does not adjust the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the financing component is adjusted, if material.

o	Millicom discloses in the Group Financial Statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less are not disclosed).

o	Millicom applies the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if the consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e. if billing = accounting revenue).

o	Millicom applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

The revenue recognition accounting policy applied from January 1, 2018 is as follows:

Revenue is recognised at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer.

Post-paid connection fees are derived from the payment of a non-refundable / one-time fee charged to customer to connect to the network (e.g. connection / installation fee). Usually, it does not represent a distinct good or service, and therefore does not give rise to a separate performance obligation and revenue is recognised over the minimum contract duration. However, if the fee is paid by a customer to get the right to receive goods or services without having to pay this fee again over his tenure with the Group (e.g. the customer can readily extend his contract without having to pay the same fee again), it is accounted for as a material right and revenue should be recognized over the customer retention period.

Post-paid mobile / cable subscription fees are recognised over the relevant enforceable/subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability within other current liabilities. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.

Telephone and equipment sales are recognised as revenue once the customer obtains control of the good. That criteria is fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from that good.

Revenue from provision of Mobile Financial Services (MFS) is recognized once the primary service has been provided to the customer.

Customer premise equipment (CPE) are provided to customers as a prerequisite to receive the subscribed Home services and shall be returned at the end of the contract duration. Since CPEs provided over the contract term do not provide benefit to the customer on their own, they do not give rise to separate performance obligations and therefore are accounted for as part of the service provided to the customers.

Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognised in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time + sale of handset, revenue at a point in time).

Principal-Agent, some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Group determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services) or service providers (i.e., wholesale international traffic) where the Group neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Group is acting as an agent. The Group generally acts as a principal for other types of services where the Group is the primary obligor of the arrangement. In cases the Group determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Group acts as an agent revenue is recognized in the net amount (i.e., provision payment).

F-9

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0116
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Revenue from the sale of cables, fiber, wavelength or capacity contracts, when part of the ordinary activities of the operation, is recognized as recurring revenue. Revenue is recognized when the cable, fiber, wavelength or capacity has been delivered to the customer, based on the amount expected to be received from the customer.

Revenue from operating lease of tower space is recognized over the period of the underlying lease contracts. Finance lease revenue is apportioned between lease of tower space and interest income.

•	IFRS 9 “Financial Instruments” addresses the classification, measurement and recognition and impairments of financial assets and financial liabilities as well as hedge accounting. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. A final standard on hedging (excluding macro-hedging) has been issued in November 2013 which aligns hedge accounting more closely with risk management and allows to continue hedge accounting under IAS 39. IFRS 9 also clarifies the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.

The application of IFRS 9 did not have an impact for the Group on classification, measurement and recognition of financial assets and financial liabilities compared to IAS 39, but it has an impact on impairment of trade receivables and contracts assets (IFRS 15) as well as on amounts due from joint ventures and related parties – with the application of the expected credit loss model instead of the current incurred loss model. Similarly to IFRS 15 adoption, the Group adopted the standard using the cumulative catch-up transition method. Hence, the cumulative effect of initially applying the Standard has been recognized as an adjustment to the opening balance of retained earnings as at January 1, 2018 and comparative consolidated financial statements have not be restated in accordance with the transitional provisions in IFRS 9. The impact on the opening balance of retained earnings as at January 1, 2018 is summarised in the table set out at the bottom of this section. Additionally, the Group continues applying IAS 39 rules with respect to hedge accounting. Finally, the clarification introduced by IFRS 9 on the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost did not have an impact for the Group.

The Financial Instruments accounting policies applied from January 1, 2018 is as follows:

i) Equity and debt instruments

Classification

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value [either through Other Comprehensive Income (OCI), or through profit or loss], and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

F-10

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0117
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

•	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains / (losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated income statement.

•	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other non-operating (expenses) income, net’. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses and impairment expenses are presented as ‘Other non-operating (expenses) income, net’ in the consolidated income statement.

•	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within ‘Other non-operating (expenses) income, net’ in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. The Group does not hold Equity instruments for trading. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Otherwise, changes in the fair value of financial assets at FVPL are recognised in ‘Other non-operating (expenses) income, net’ in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the trade receivables.

The provision is recognized in the consolidated income statement within Cost of sales.

ii) Derivative financial instruments and hedging activities

The Group has opted to continue applying IAS 39 for hedge accounting. The accounting policy disclosed in the Group consolidated financial statements for the year ended December 31, 2017 remains therefore similar after IFRS 9 implementation.

F-11

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0118
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The application of the following new standards or interpretations applicable on January 1, 2018 did not have an impact for the Group:

•	Amendments to IFRS 2, ‘Share based payments’, on clarifying how to account for certain types of share-based payment transactions.

•	Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial instruments’.

•	Annual improvements to IFRS Standards 2014–2016.

There are no other significant changes to standards effective for the annual period starting on January 1, 2018.The application of IFRS 15 and IFRS 9 had the following impact on the Group financial statements as of January 1, 2018:

	As at January 1, 2018 before application	Effect of adoption of IFRS 15	Effect of adoption of IFRS 9	As at January 1, 2018 after application	Reason for the change
	$ millions
FINANCIAL POSITION
ASSETS
Investment in joint ventures (non-current)	2,967	27	(4)	2,989	(i)
Contract costs, net (non-current) NEW	—	4	—	4	(ii)
Deferred tax asset	180	—	10	191	(viii)
Other non-current assets	113	—	(1)	113	(iii)
Trade receivables, net (current)	386	—	(47)	339	(iv)
Contract assets, net (current) NEW	—	29	(1)	28	(v)
LIABILITIES
Contract liabilities (current) NEW	—	51	—	51	(vi)
Provisions and other current liabilities (current)	425	(46)	—	379	(vii)
Deferred tax liability (non-current)	56	7	(1)	60	(viii)
EQUITY
Retained profits	3,035	48	(38)	3,045	(ix)
Non-controlling interests	185	—	(4)	181	(ix)

(i)	Impact of application of IFRS 15 and IFRS 9 for our joint ventures in Guatemala, Honduras and Ghana.
(ii)	This mainly represents commissions capitalised and amortized over the average contract term.
(iii)	Effect of the application of the expected credit losses required by IFRS 9 on amounts due from joint ventures.
(iv)	Effect of the application of the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.
(v)	Contract assets mainly represents subsidised handsets as more revenue is recognised upfront while the cash will be received throughout the subscription period (which is usually between 12 to 36 months).
(vi)	This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognised when the goods are delivered and the services are provided to customers. The balance also comprises revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognised over the average customer retention period or the contract term.
(vii)	Reclassification of deferred revenue to contract liabilities – see previous paragraph.
(viii)	Tax effects of the above adjustments.
(ix)	Cumulative catch-up effect.

In Q3 2018, the Group reconsidered the accounting under IFRS 15 of its wholesale carrier business, which impacts the Latin America segment only, ($118 million was recognized gross under IAS 18 in fiscal year 2017 for the whole group) to recognize 2018 revenue on a net basis as an agent rather than as a principal under the modified retrospective IFRS 15 transition. The related reclassification between revenue and cost of sales is $29 million and $28 million for the three months ended March 31, 2018 and June 30, 2018, respectively ($57 million on a cumulative basis), with no impact on gross profit and cash flows.

As of January 1, 2018, IFRS 15 implementation had no impact on the statement of cash flows and on EPS.

F-12

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0119
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The following summarises the amount by which each financial statement line item is affected in the current reporting period by the application of IFRS 15 as compared to previous standard and interpretations:

	For the nine month period ended September 30, 2018
	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
	$ millions
INCOME STATEMENT
Total revenue	3,064	3,125	(61)	(i)
Cost of sales	(864)	(904)	40	(ii)
Operating expenses	(1,214)	(1,245)	31	(ii)
Share of profit in the joint ventures in Guatemala and Honduras	109	110	(1)	(iii)
Tax impact	(71)	(70)	(1)	(iv)

(i)	Mainly for the shift in the timing of revenue recognition due to the reallocation of revenue from service (over time) to telephone and equipment revenue (point in time). As well as for adjustments on ‘principal vs agent’ considerations under IFRS 15 (see above).
(ii)	Mainly for the reallocation of cost for selling devices due to shift from service revenue to telephone and equipment revenue. Also for the capitalisation and amortization of contract costs. Finally for adjustments on ‘principal vs agent’ considerations under IFRS 15 (see above).
(iii)	Impact of IFRS 15 in our share of profit in our joint ventures in Guatemala and Honduras.
(iv)	Tax effects of the above adjustments.

	As at September 30, 2018
	As reported	Without adoption of IFRS 15	Effect of Change Higher/(Lower)	Reason for the change
	$ millions
FINANCIAL POSITION
ASSETS
Investment in joint ventures (non-current)	2,849	2,822	25	(i)
Contract costs, net (non-current)	4	-	4	(ii)
Contract asset, net (current)	37	-	37	(iii)
LIABILITIES
Contract liabilities (current)	59	-	59	(iv)
Provisions and other current liabilities (current)	545	599	(54)	(v)
Deferred tax liability (non-current)	44	37	7	(vi)
EQUITY
Retained profits	2,776	2,728	48	(vii)
Non-controlling interests	182	179	3	(vii)

(i)	Impact of application of IFRS 15 for our joint ventures in Guatemala, Honduras and Ghana.
(ii)	This mainly represents commissions capitalised and amortized over the average contract term.
(iii)	Contract asset mainly represents subsidised handsets as more revenue is recognised upfront while the cash will be received throughout the subscription period (which are usually between 12 to 36 months). Throughout the period ended September 30, 2018 no material impairment loss has been recognised.
(iv)	This mainly represents deferred revenue for goods and services not yet delivered to customers that will be recognised when the goods are delivered and the services are provided to customers. The balance also comprises the revenue from the billing of subscription fees or ‘one-time’ fees at the inception of a contract that are deferred and will be recognised over the average customer retention period or the contract term.
(v)	Reclassification of deferred revenue to contract liabilities – see previous paragraph.
(vi)	Tax effects of the above adjustments.
(vii)	Cumulative catch-up effect and IFRS 15 effect in the current period.

F-13

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0120
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The following Standard, which is expected to materially affect the Group, will be effective from January 1, 2019:

•	IFRS 16 “Leases” will affect primarily the accounting for the Group’s operating leases. As of December 31, 2017, the Group had operating lease commitments of US$808 million (please refer to our 2017 Annual Report). The Group is still assessing to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

This said, the application of this standard will affect the Group’s EBITDA, net debt and leverage ratios.

As part of the IFRS 16 implementation journey, the Group has already taken decisions on the following points:

-	IFRS 16 will be adopted using the modified retrospective approach, with the cumulative effect of adoption being recognised at the date of initial application (IFRS16.C5.b)

-	Short-term leases will not be capitalised (IFRS16.5)

-	Certain categories of low-value leases practical expedients won’t be capitalised (IFRS16.5)

-	Non-lease components will be capitalised (IFRS16.15)

-	Intangible assets are out of IFRS 16 scope (IFRS16.4)

F-14

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0121
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions

During the nine-month period ended September 30, 2018, Millicom did not complete any significant acquisitions. See note 16 ‘Subsequent Events’.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations – Rwanda

The Group received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018. In accordance with Group practices, the Rwanda operations have been classified as assets held for sale and discontinued operations as from January 23, 2018 (restating the income statement comparative figures). On January 31, 2018, our operations in Rwanda have been deconsolidated and no material loss on disposal was recognized (its carrying value was aligned to its fair value less costs of disposal as of December 31, 2017). However, a loss of $32 million has been recognized in Q1 2018 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operation. This loss has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Airtel. Management does not expect any material deviation from the initial consideration.

Discontinued operations – Senegal

The sale completed on April 27, 2018 and our operations in Senegal have been deconsolidated resulting in a net gain on disposal of $6 million, including the recycling of foreign currency exchange losses accumulated in equity since the creation of the local operations. This gain has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with the consortium. Management does not expect any material deviation from the initial consideration.

In accordance with IFRS 5, the Group’s businesses in Rwanda (Q1 2018), Ghana (Q3 2017) and Senegal (Q1 2017) had been classified as assets held for sale and their results were classified as discontinued operations. Comparative figures of the income statement have been represented accordingly. Financial information relating to the discontinued operations for the nine-month periods ended September 30, 2018 and 2017 are set out below. Figures shown below are after inter-company eliminations.

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	($ millions)
Results from Discontinued Operations
Revenue	62	248
Cost of sales	(23)	(77)
Operating expenses	(26)	(115)
Other expenses linked to the disposal of discontinued operations	(7)	(2)
Depreciation and amortization	—	(33)
Other operating income (expenses), net	(10)	7
Gross gain/(loss) on disposal of discontinued operations	(28)	—
Operating profit (loss)	(32)	29
Interest income (expense), net	(3)	(18)
Other non-operating (expenses) income, net	—	6
Profit (loss) before taxes	(35)	17
Credit (charge) for taxes, net	—	—
Net profit (loss) from discontinued operations	(35)	17

F-15

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0122
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	($ millions)
Cash Flows from Discontinued Operations
Cash from (used in) operating activities, net	(4)	36
Cash from (used in) investing activities, net	(6)	(33)
Cash from (used in) financing activities, net	—	(21)
Net cash inflows/(outflows)	(10)	(17)

Assets held for sale and liabilities directly associated with assets held for sale

The following table summarises the nature of the assets and liabilities still reported under assets held for sale and liabilities directly associated with assets held for sale as at September 30, 2018:

	As at September 30, 2018	As at December 31, 2017
	($ millions)
Assets and liabilities reclassified as held for sale
Senegal operations	—	223
Towers Paraguay	2	7
Towers Colombia	—	1
Towers El Salvador	1	—
Others	2	2
Total assets of held for sale	5	233
Senegal operations	—	77
Towers Paraguay	1	2
Towers El Salvador	—	—
Total liabilities directly associated with assets held for sale	1	79
Net assets held for sale / book value	4	154

F-16

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0123
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Rwanda

The assets and liabilities deconsolidated on the date of the disposal were as follows:

Assets and liabilities reclassified as held for sale – Rwanda

January 31, 2018
($ millions)
Intangible assets, net.	12
Property, plant and equipment, net	53
Other non-current assets	4
Current assets	14
Cash and cash equivalents	2
Total assets of disposal group held for sale	85
Non-current financial liabilities	11
Current liabilities	28
Total liabilities of disposal group held for sale	40
Net assets / book value	46

Senegal

The assets and liabilities deconsolidated on the date of the disposal were as follows:

Assets and liabilities reclassified as held for sale – Senegal ($ millions)

April 27, 2018
($ millions)
Intangible assets, net	40
Property, plant and equipment, net	126
Other non-current assets	2
Current assets	56
Cash and cash equivalents	3
Total assets of disposal group held for sale	227
Non-current financial liabilities	8
Current liabilities	73
Total liabilities of disposal group held for sale	81
Net assets held for sale / book value	146

Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador to subsidiaries of American Tower Corporation (“ATC”) and SBA Communications whereby Millicom agreed to the cash sale of tower assets and to lease back a dedicated portion of each tower to locate its network equipment. The portions of the assets that will be transferred and that will not be leased back by the Group’s operations are classified as assets held for sale as completion of their sale is highly probable.

The table below summarises the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Signature date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred to September 30, 2018	1,276	833	463
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds for the year 2017 ($ millions)	75	86	—
Cash proceeds for the year 2018 ($ millions) – as of September 30	41	18	70
Upfront gain on sale recognized for the year 2017 ($ millions)	26	37	—
Upfront gain on sale recognized for the year 2018 ($ millions) – as of September 30	15	9	31

F-17

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0124
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

5. SEGMENT INFORMATION

Millicom presents segmental information based on its two geographical regions (Latin America and Africa) and the segment figures below include Honduras and Guatemala as if they are fully consolidated by the Group. This presentation considers both the materiality and strategic importance of these operations for the Group, and it reflects the way management reviews and uses internally reported information to make decisions about operating matters. Honduras and Guatemala are shown under the Latin America segment. However, given its smaller size and lower strategic importance to the Group, the joint venture in Ghana is not reported as if fully consolidated and is therefore not included in the numbers below. As from January 1, 2018, the Group is including in its segment EBITDA inter-company management fees and share-based incentive compensation paid to local management teams. These items, were previously included in unallocated corporate costs. This change in presentation has no impact on Group level EBITDA (comparable figures for 2017 are re presented accordingly).

	Nine-month period ended September 30, 2018
	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
	($ millions) (viii)
Mobile revenue	2,411	381	—	(1,103)	—	1,689
Fixed revenue	1,362	9	—	(186)	—	1,185
Other revenue	35	3	—	(3)	—	34
Service revenue (i)	3,807	393	—	(1,292)	—	2,908
Telephone and equipment revenue (i)	297	—	—	(142)	—	156
Total Revenue	4,104	394	—	(1,434)	—	3,064
Operating profit (loss)	747	29	11	(355)	109	542
Add back:
Depreciation and amortization	850	81	4	(316)	—	619
Share of profit in our joint ventures in Guatemala and Honduras	—	—	—	—	(109)	(109)
Other operating income (expenses), net	(45)	(3)	(5)	(13)	—	(66)
EBITDA (ii)	1,553	107	10	(684)	—	986
EBITDA from discontinued operations	—	6	—	—	—	6
EBITDA incl discontinued operations	1,553	113	10	(684)	—	992
Capital expenditure (iii)	(642)	(44)	(2)	158	—	(530)
Changes in working capital and others (iv)	(84)	46	(53)	(15)	—	(106)
Taxes paid	(186)	(13)	(5)	109	—	(93)
Operating free cash flow (v)	641	102	(49)	(432)	—	263
Total Assets (vi)	10,291	1,064	40	(5,226)	3,237	9,085
Total Liabilities	5,579	915	1,266	(1,887)	435	5,987

F-18

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0125
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

5. SEGMENT INFORMATION (Continued)

	Nine-month period ended September 30, 2017
	Latin America	Africa	Unallo- cated	Guatemala and Honduras (vii) (b)	Eliminations and transfers	Total
	(US$ millions) (viii)
Mobile revenue	2,444	375	—	(1,125)	—	1,694
Fixed revenue	1,299	8	—	(157)	—	1,150
Other revenue	29	4	—	(3)	—	30
Service revenue (i)	3,772	387	—	(1,285)	—	2,874
Telephone and equipment revenue (i)	262	1	—	(118)	—	145
Total Revenue	4,034	388	—	(1,403)	—	3,020
Operating profit (loss)	639	17	12	(330)	115	453
Add back:
Depreciation and amortization	885	81	5	(338)	—	633
Share of profit in our joint ventures in Guatemala and Honduras	—	—	—	—	(115)	(115)
Other operating income (expenses), net	(21)	3	(2)	(3)	—	(24)
EBITDA (ii)	1,502	101	15	(671)	—	947
EBITDA from discontinued operations	—	55	—	—	—	55
EBITDA incl discontinued operations	1,502	156	15	(671)	—	1,002
Capital expenditure (iii)	(614)	(86)	(3)	171	—
Changes in working capital and others (iv)	(116)	11	(20)	35	—	(90)
Taxes paid	(170)	(9)	2	89	—	(87)
Operating free cash flow (v)	602	73	(5)	(376)	—	292
Total Assets (vi)	10,148	1,386	1,276	(5,362)	3,300	9,716
Total Liabilities	5,221	1,882	1,985	(1,873)	401	6,584

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to table below.
(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.
(iii)	Excluding spectrum and licenses of $60 million (2017: $36 million) and cash received on tower deals of $129 million (2017: $81 million).
(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.
(v)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense) and taxes paid.
(vi)	Segment assets include goodwill and other intangible assets.

F-19

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0126
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

5. SEGMENT INFORMATION (Continued)

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.
(viii)	Restated as a result of the completion of the fair value measurements of our investments in Guatemala and Honduras joint ventures and of the classification of our operations in Senegal as discontinued operations (see notes 4 and 14).

Revenue from contracts with customers from continuing operations

	Nine months ended September 30, 2018
	Timing of revenue recognition	Latin America	Africa	Total Group
	$ millions
Mobile	Over time	1,280	301	1,581
Mobile Financial Services	Point in time	28	80	108
Fixed	Over time	1,176	9	1,185
Other	Over time	32	3	34
Service Revenue		2,515	393	2,909
Telephone and equipment	Point in time	155	-	156
Revenue from contracts with customers		2,671	394	3,064

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	$ millions
Change in fair value of derivatives (see note 13)	(1)	(22)
Exchange gains (losses), net	6	18
Other non-operating income (expenses), net	2	(2)
Total	7	(5)

F-20

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0127
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

$ millions	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Basic and Diluted
Net profit (loss) attributable to owners of the Company from continuing operations	119	-
Net profit (loss) attributable to owners of the Company from discontinuing operations	(35)	17
Net profit (loss) attributable to owners of the Company used to determine the earnings per share	84	17

	in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	100,784	100,383
$
Basic and diluted
- EPS from continuing operations attributable to owners of the Company	1.18	-
- EPS from discontinuing operations attributable to owners of the Company	(0.34)	0.17
- EPS for the period attributable to owners of the Company	0.84	0.17

8. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2018, Millicom added property, plant and equipment for $449 million (September 30, 2017: $449 million) and received $134 million in cash from disposal of property, plant and equipment (September 30, 2017: $87 million).

9. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2018, Millicom added intangible assets of $116 million (September 30, 2017: $78 million) and did not receive any proceeds from disposal of intangible assets (September 30, 2017: $nil).

F-21

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0128
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

10. DEBT AND FINANCING

El Salvador

In January 2018, Telemovil El Salvador entered into an amended and restated agreement with Scotiabank to add an additional $50 million variable rate loan, with a 5-year bullet repayment.

In March 2018, Telemovil El Salvador entered into a $100 million variable rate facility with DNB and Nordea with a 5-year bullet repayment. Additional $50 million have been disbursed during this quarter. In addition, Telemovil El Salvador entered into an interest rate swap with Scotiabank to fix interest rates for up to $100 million of the outstanding debt.

Costa Rica

In April 2018, Millicom Cable Costa Rica S.A. entered into a $150 million variable rate loan with Citibank as agent. Simultaneously, the outstanding loan balance of $72 million was repaid in full with the proceeds from such loan.

In June 2018, Millicom Cable Costa Rica S.A. entered into a cross currency swap to hedge part of the principal of the loan against interest rate and currency risks. As of the end of the third quarter, interest rate and currency swap agreements had been made on $35 million of the principal amount and interest rate swaps for an additional $40 million.

Colombia

In March 2018, TigoUne prepaid $34 million equivalent in COP on bank financing debt.

Paraguay

In June 2018, Telecel Paraguay entered into a $15 million fixed rate loan equivalent in Guaranies with Banco Continental.

Bolivia

In April 2018, Telecel Bolivia entered into a $10 million fixed rate loan equivalent in Bolivianos with Banco Bisa.

In April 2018, Telecel Bolivia entered into a $10 million fixed rate loan equivalent in Bolivianos with Banco Mercantil.

MICSA

In January 2018, the Company repaid $25 million of an outstanding debt facility with DNB and Nordea.

In July 2018, the Company issued a COP144,054.5 million /$50 million bilateral facility with IIC (Inter-American Development Bank) for a USD indexed to COP Note. The note bears interest at 9.45% p.a.. This COP Note is used as net investment hedge of the net assets of our operations in Colombia.

In August 2018, the Company redeemed of all of the aggregate principal amount of the outstanding SEK Senior Unsecured Notes due 2019 ($227 million). The early redemption fees amounting to $3 million and $1 million of related unamortized costs have been expensed in August 2018 under interest expenses. As of September 30, 2018, the notes have been fully redeemed.

Rwanda

In January 2018, the Group repaid the remaining $40 million loan with DNB and Nordea.

Senegal

In 2013, a Millicom holding entered into an agreement with a bank, whereby the bank provided loans amounting to EUR134 million to the Senegal operation with a maturity date in 2020. Simultaneously, Millicom deposited the same amount with the bank. In January 2018, this back-to-back agreement has been unwound and all loans reimbursed.

In 2015, the Senegal operation entered into a $24 million ECA facility guaranteed by Millicom of which $13 million remained outstanding at year end 2017 and the remaining amount was fully repaid in February 2018.

F-22

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0129
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

10. DEBT AND FINANCING (Continued)

Analysis of debt and other financing by maturity

The total amount of debt and financing is repayable as follows:

	As at September 30, 2018	As at December 31, 2017
	in thousands
Due within:
One year	139	185
One-two years	282	500
Two-three years	254	347
Three-four years	301	431
Four-five years	936	584
After five years	1,733	1,738
Total debt	3,645	3,785

As at September 30, 2018, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $714 million (December 31, 2017: $671 million). Assets pledged by the Group for these debts and financings amounted to $1 million at September 30, 2018 (December 31, 2017: $1 million).

Analysis of debt and other financing by maturity

The table below describes the outstanding and maximum exposure under these guarantees and the remaining terms of the guarantees as at September 30, 2018 and December 31, 2017.

	Bank and financing guarantees (i)
	As at September 30, 2018		As at December 31, 2017
	Outstanding exposure	Theoretical maximum exposure	Outstanding exposure	Theoretical maximum exposure
	$ millions
Terms
0-1 year	176	176	159	159
1-3 years	312	312	368	368
3-5 years	225	225	144	144
More than 5 years	1	1	—	—
Total	714	714	671	671

(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group’s guarantor.

The Group’s interest and other financial expenses comprised the following:

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	$ millions
Interest expense on bonds and bank financing	(165)	(191)
Interest expense on finance leases	(70)	(44)
Early redemption charges	(4)	(43)
Other	(32)	(32)
Total	(271)	(310)

F-23

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0130
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2018, the total amount of claims and litigation risks against Millicom and its operations was $539 million, of which $2 million related to its share in joint ventures (December 31, 2017: $438 million, of which $5 million related to its share in joint ventures).

As at September 30, 2018, $23 million has been provided for these risks in the consolidated statement of financial position (December 31, 2017: $29 million). The Group’s share of provisions made by the joint ventures was $1 million (December 31, 2017: $2 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Improper filling of shareholding in Millicom Tanzania Ltd

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of Millicom Tanzania Ltd (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Millicom Tanzania Limited (operating as Tigo Tanzania) remains owned and controlled by Millicom. Millicom therefore continues to control and fully consolidate Tigo Tanzania.

Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)

On July 14, 2017, the CICIG disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala’s attorney general and CICIG executed search warrants on the offices of Comcel. As at September 30, 2018, the matter is still under investigation, and Management has not been able to assess the potential impact on these interim condensed consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of September 30, 2018.

Taxation

At September 30, 2018, the Group estimates potential tax claims amounting to $253 million. Tax risks amounting to $35 million have been assessed as probable and recorded as tax provisions (December 31, 2017: claims amounting to $313 million and provisions of $53 million). Out of these potential claims and provisions, respectively $31 million and $2 million relate to Millicom’s share in joint ventures (December 31, 2017: claims amounting to $38 million and provisions of $2 million).

Capital commitments

At September 30, 2018, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $172 million of which $157 million are due within one year (December 31, 2017: $194 million of which $182 million are due within one year). Out of these commitments, respectively $44 million and $36 million related to Millicom’s share in joint ventures (December 31, 2017: $25 million and $23 million).

F-24

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0131
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the nine-month periods ended September 30, 2018 and 2017:

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	$ millions
Expenses
Purchases of goods and services from Miffin	(127)	(132)
Purchases of goods and services from EPM	(31)	(15)
Lease of towers and related services from HTA	(21)	(29)
Other expenses	(2)	(3)
Total	(181)	(179)

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	$ millions
Income / gains
Sale of goods and services to Miffin	205	200
Sale of goods and services to EPM	13	13
Other income / gains	-	4
Total	218	217

As at September 30, 2018 the Group had the following balances with related parties:

	At September 30, 2018	At December 31, 2017
	$ millions
Liabilities
Payables to Guatemala joint venture (i)	258	273
Payables to Honduras joint venture (i)	153	135
Payables to EPM	2	3
Other accounts payable	5	10
Sub-total	419	421
Finance lease liabilities to HTA (ii)	100	108
Total	518	529

(i)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2018 and/or shareholder loans.

(ii)	Disclosed under “Debt and other financing” in the statement of financial position.

F-25

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0132
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

12. RELATED PARTY TRANSACTIONS (Continued)

	At September 30, 2018	At December 31, 2017
	$ millions
Assets
Receivables from Guatemala and Honduras joint ventures	34	25
Receivables from EPM	3	3
Advance payments to Helios Towers Tanzania	1	8
Receivable from TigoAirtel Ghana (i)	39	40
Other accounts receivable	-	1
Total	77	77

(i)	Disclosed under ‘Other non-current assets’ in the statement of financial position.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2018 and December 31, 2017:

	Carrying Value		Fair Value (i)
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	$ millions
Financial liabilities
Debt and financing	3,645	3,785	3,630	3,971

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Currency and interest rate swap contracts

Interest rate and currency swaps on SEK denominated debt

These swaps matured in April 2018 and were settled against a cash payment of $63 million.

Interest rate and currency swaps on SEK denominated debt were measured with reference to Level 2 of the fair value hierarchy.

No other financial instruments have a significant fair value at September 30, 2018.

14. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. At September 30, 2018, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,339 million (December 31, 2017: $3,457 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $133 million (December 31, 2017: $123 million) represent statutory reserves that are unavailable to be distributed to owners of the Company. During the nine months ended September 30, 2018, Millicom’s joint ventures paid $181 million (September 30, 2017: $147 million for Guatemala and Honduras only) as dividends or dividend advances to the Company. The table below summarises the movements for the year in respect of the material Group’s joint ventures carrying values in Guatemala, Honduras and Ghana:

	2018
	Guatemala	Honduras	Ghana (i)
	$ millions
Opening balance at January 1, 2018	2,145	726	96
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	18	5	-
Results for the period	98	12	(50)
Capital increase	-	3	-
Dividends declared during the period	(177)	-	-
Currency exchange differences	(13)	(16)	-
Closing balance at September 30, 2018	2,072	730	46

(i)	The Group share of loss from our joint venture in Ghana is disclosed under ‘Profit (loss) from other joint ventures and associates, net’ in the income statement.

F-26

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0133
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the nine-month periods ended September 30, 2018 and 2017 – Continued

15. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. The Group is currently working on the preliminary steps (e.g., converting Tigo Tanzania into a public limited company) and in discussions with the authorities regarding the timeline for the listing.

16. SUBSEQUENT EVENTS

Cable Onda

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama for cash consideration of approximately $1,002 million (subject to closing adjustments). The transaction values 100% of Cable Onda at an enterprise value of $1,460 million. The selling shareholders will retain a 20% equity stake in the company. The transaction is subject to closing conditions (including regulatory approvals) and consent from Cable Onda’s bondholders, and it is expected to close before December 31, 2018.

MIC S.A. new financings

On October 16, 2018, the Company issued $500 million aggregate principal amount of 6.625% Senior Notes due 2026. The Notes will bear interest from October 16, 2018 at the annual rate of 6.625%, payable semiannually in arrears on each interest payment date.

In addition, in October 2018, the Company entered into a $1 billion term loan facility agreement with a consortium of banks (the “Bridge Facility”). The Bridge Facility matures in October 2019 (unless extended for a period not exceeding six months). Interest on amounts drawn under the Bridge Facility is payable at LIBOR plus a variable margin.

We intend to use the net proceeds of the above facilities to finance in part the acquisition of Cable Onda and associated costs.

F-27

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0134
statement pursuant to Securities and Exchange Commission Rule 83

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Millicom International Cellular S.A.

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Millicom International Cellular S.A (the “Company“) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with IFRS as issued by the IASB.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

We have served as the Company‘s auditor since 2012.

Luxembourg, Grand Duchy of Luxembourg
August 15, 2018

F-28

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0135
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Consolidated statement of income
for the years ended December 31, 2017, 2016 and 2015

	Notes	2017	2016(i)	2015(i)
		(US$ millions)
Revenue	B.1.	4,076	4,043	6,264
Cost of sales	B.2.	(1,205)	(1,175)	(1,688)
Gross profit		2,871	2,868	4,576
Operating expenses	B.2.	(1,594)	(1,627)	(2,418)
Depreciation	E.2.2.	(695)	(678)	(974)
Amortization	E.1.3.	(146)	(175)	(226)
Share of profit in joint ventures in Guatemala and Honduras	A.2.	141	115
Other operating income (expenses), net	B.2.	68	(14)	(12)
Operating profit	B.3.	645	490	946
Interest and other financial expenses	C.3.3.	(396)	(372)	(403)
Interest and other financial income		16	21	21
Other non-operating (expenses) income, net	B.5.	(4)	20	(600)
Income (loss) from other joint ventures and associates, net	A.3.	(85)	(49)	100
Profit (loss) before taxes from continuing operations		176	109	64
Charge for taxes, net	B.6.	(158)	(179)	(269)
Profit for the year from continuing operations		18	(70)	(205)
Profit (loss) for the year from discontinued operations, net of tax	E.3.2.	51	(20)	(239)
Net profit (loss) for the year		69	(90)	(444)
Attributable to:
The owners of Millicom		86	(32)	(559)
Non-controlling interests	A.1.4.	(17)	(58)	115
Earnings per common share for profit (loss) attributable to the owners of the Company:
Basic (US$ per common share):
— from continuing operations		0.34	(0.12)	(3.20)
— from discontinued operations		0.51	(0.20)	(2.39)
— total	B.7.	0.85	(0.32)	(5.59)
Diluted (US$ per common share):
— from continuing operations		0.34	(0.12)	(3.20)
— from discontinued operations		0.51	(0.20)	(2.39)
—total	B.7.	0.85	(0.32)	(5.59)

(i)	Re-presented for discontinued operations (shown in note A.4.).

The accompanying notes are an integral part of these consolidated financial statements.

F-29

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0136
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Consolidated statement of comprehensive income
for the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(US$ millions)
Net profit (loss) for the year	69	(90)	(444)
Other comprehensive income (to be reclassified to the income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	85	(14)	(438)
Change in value of cash flow hedges, net of tax effects	4	(3)	(3)
Other comprehensive income (not to be reclassified to the income statement in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	(2)	(2)	0
Total comprehensive income (loss) for the year	158	(109)	(885)
Attributable to:
Owners of the Company	173	(60)	(897)
Non-controlling interests	(15)	(49)	12
Total comprehensive income (loss) for the period arises from:
Continuing operations	120	(86)	(648)
Discontinued operations	38	(23)	(237)

The accompanying notes are an integral part of these consolidated financial statements.

F-30

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0137
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Consolidated statement of financial position
at December 31, 2017 and 2016

	Notes	December 31 2017	December 31 2016
		(US$ millions)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	E.1.	1,265	1,359
Property, plant and equipment, net	E.2.	2,880	3,057
Investments in joint ventures	A.2.	2,966	2,945
Investments in associates	A.3.	241	331
Deferred tax assets	B.6.	180	166
Derivative financial instruments	D.1.2.	—	32
Other non-current assets	G.5.	113	72
TOTAL NON-CURRENT ASSETS		7,646	7,961

CURRENT ASSETS
Inventories, net	F.2.	45	62
Trade receivables, net	F.1.	386	387
Amounts due from non-controlling interests, associates and joint ventures	G.5.	37	17
Prepayments and accrued income		145	171
Current income tax assets		99	101
Supplier advances for capex		18	23
Other current assets		90	110
Restricted cash	C.4.2	145	145
Cash and cash equivalents	C.4.1	619	646
TOTAL CURRENT ASSETS		1,585	1,661
Assets held for sale	E.3.2.	233	5
TOTAL ASSETS		9,464	9,627

The accompanying notes are an integral part of these consolidated financial statements.

F-31

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0138
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Consolidated statement of financial position
at December 31, 2017 and 2016 – continued

	Notes	December 31 2017	December 31 2016
		(US$ millions)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	C.1.	637	638
Treasury shares		(106)	(123)
Other reserves	C.1.	(472)	(562)
Retained profits		2,950	3,247
Profit (loss) for the year attributable to equity holders		86	(32)
Equity attributable to owners of the Company		3,096	3,167
Non-controlling interests	A.1.4.	185	201
TOTAL EQUITY		3,281	3,368

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	C.3.	3,600	3,821
Derivative financial instruments	D.1.2.	—	84
Amounts due to associates and joint ventures	G.5.	124	113
Provisions and other non-current liabilities	F.4.2.	335	286
Deferred tax liabilities	B.6.	56	57
TOTAL NON-CURRENT LIABILITIES		4,116	4,361

CURRENT LIABILITIES
Debt and financing	C.3.	185	80
Payables and accruals for capex		304	326
Other trade payables		288	297
Amounts due to non-controlling interests, associates and joint ventures	G.5.	296	273
Accrued interest and other expenses		353	376
Current income tax liabilities		81	68
Derivative financial instruments	D.1.2.	56	—
Provisions and other current liabilities	F.4.1.	425	477
TOTAL CURRENT LIABILITIES		1,989	1,898
Liabilities directly associated with assets held for sale	E.3.2.	79	—
TOTAL LIABILITIES		6,183	6,258
TOTAL EQUITY AND LIABILITIES		9,464	9,627

The accompanying notes are an integral part of these consolidated financial statements.

F-32

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0139
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Consolidated statement of cash flows
for the years ended December 31, 2017, 2016 and 2015

	Notes	2017	2016(i)	2015(i)
		(US$ millions)
Cash flows from operating activities
Profit (loss) before taxes from continuing operations		175	109	65
Profit (loss) before taxes from discontinued operations	E.3.2.	51	(26)	(218)
Profit (loss) before taxes		226	83	(153)
Adjustments to reconcile to net cash:
Interest and other financial expenses (income), net		416	397	442
Interest and other financial income		(16)	(22)	(22)
Adjustments for non-cash items:
Depreciation and amortization		879	932	1,321
Share of profit in joint ventures in Guatemala and Honduras	A.2.	(141)	(115)	—
Loss on disposal and impairment of assets, net	E.1.6., E.3.2.	(99)	19	66
Share based compensation	C.1.	22	14	19
(Income) loss from other joint ventures and associates, net	A.3.	85	49	(100)
Other non-cash non-operating (income) expenses, net	B.5.	(2)	(22)	622
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets		6	102	162
(Increase) decrease in inventories		16	19	17
Increase (decrease) in trade and other payables		(83)	(109)	(117)
Total changes in working capital		(61)	12	62
Interest (paid)		(372)	(357)	(377)
Interest received		16	19	23
Taxes (paid)		(132)	(130)	(252)
Net cash provided by operating activities		820	878	1,651
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	A.1.	(22)	—	(54)
Effect of deconsolidation of Guatemala and Honduras subsidiaries	A.2.2.	—	—	(168)
Dividend received from joint-ventures	A.2.2.	203	143	—
Proceeds from disposal of subsidiaries and associates, net of cash disposed	E.3.2., A.3.2.	22	147	4
Purchase of intangible assets and licenses	E.1.4.	(133)	(143)	(186)
Proceeds from sale of intangible assets		4	6	4
Purchase of property, plant and equipment	E.2.3.	(650)	(719)	(1,019)
Proceeds from sale of property, plant and equipment	C.3.4.	179	6	5
Net (increase) decrease in restricted cash		—	—	(17)
Dividend received from associates	A.3.	—	—	6
Cash (used in) provided by other investing activities, net	D.1.2	31	8	14
Net cash used in investing activities		(367)	(552)	(1,411)
Cash flows from financing activities:
Acquisition of non-controlling interests	A.1.2.	—	—	(39)
Proceeds from debt and financing	C.3.	996	713	1,880
Repayment of debt and financing	C.3.	(1,195)	(821)	(1,392)
Advances for, and dividends to non-controlling interests	A.1./A.2.	—	(68)	(269)
Payment of dividends to equity holders	C.2.	(265)	(265)	(264)
Net cash from (used by) financing activities		(464)	(441)	(84)
Exchange impact on cash and cash equivalents, net		4	(8)	(81)
Net (decrease) increase in cash and cash equivalents		(8)	(123)	75
Cash and cash equivalents at the beginning of the year		646	769	694
Effect of cash in disposal group held for sale	E.3.2	(19)	—	—
Cash and cash equivalents at the end of the year		619	646	769

(i)	Re-presented for discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

F-33

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0140
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Consolidated statement of changes in equity
for the years ended December 31, 2017, 2016 and 2015

	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital(i)	Share premium	Treasury shares	Retained profits(ii)	Put Option Reserve	Other reserves(iii)	Total	Non- controlling interests	Total equity
	(US$ millions)
Balance on December 31, 2014	101,739	(1,756)	153	487	(160)	4,761	(2,512)	(389)	2,339	1,391	3,730
Total comprehensive income for the year	—	—	—	—	—	(559)	—	(338)	(897)	12	(885)
Dividends(iv)	—	—	—	—	—	(264)	—		(264)	(244)	(508)
Purchase of treasury shares	—	(29)	—	—	(2)	—	—	—	(2)	—	(2)
Share based compensation(v)	—	—	—	—	—	—	—	19	19	—	19
Issuance of shares under share based compensation schemes	—	209	—	(1)	19	—	—	(18)	—	—	—
Change in scope of consolidation(vi)	—	—	—	—	—	(48)	—	3	(45)	10	(35)
Effect of deconsolidation(vii)	—	—	—	—	—	—	—	192	192	(918)	(726)
Put option liability reversal(vii)	—	—	—	—	—	(377)	2,512	—	2,135	—	2,135
Balance on December 31, 2015	101,739	(1,574)	153	486	(143)	3,513	—	(531)	3,477	251	3,728
Total comprehensive income for the year	—	—	—	—	—	(32)	—	(28)	(60)	(49)	(109)
Dividends(iv)	—	—	—	—	—	(265)	—	—	(265)	—	(265)
Purchase of treasury shares	—	(37)	—	—	(3)	—	—	—	(3)	—	(3)
Share based compensation(v)	—	—	—	—	—	—	—	14	14	—	14
Issuance of shares under share based compensation schemes	—	216	—	(1)	23	(1)	—	(17)	4	—	4
Balance on December 31, 2016	101,739	(1,395)	153	485	(123)	3,215	—	(562)	3,167	201	3,368
Total comprehensive income for the year	—	—	—	—	—	86	—	87	173	(15)	158
Dividends(iv)	—	—	—	—	—	(265)	—	—	(265)	—	(265)
Purchase of treasury shares	—	(32)	—	—	(3)	—	—	—	(3)	—	(3)
Share based compensation(v)	—	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share based compensation schemes	—	233	—	(1)	21	1	—	(18)	1	—	1
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	—	(472)	3,096	185	3,281

(i)	Share capital and share premium – see note C.1.

(ii)	Retained profits – includes profit for the year attributable to equity holders, of which $345 million (2016: $321 million; 2015: $384 million) are not distributable to equity holders.

(iii)	Other reserves – see note C.1.

(iv)	Dividends – see note C.2.

(v)	Share-based compensation – see note C.1.

(vi)	Change in scope of consolidation in 2015 – Zantel, Edatel and Tigo Rwanda see note A.1.2.

(vii)	Effect of deconsolidation of Honduras and Guatemala – see note A.2.2.

The accompanying notes are an integral part of these consolidated financial statements.

F-34

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0141
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015

Introduction

Corporate Information

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media group providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, internet, TV (incl. DTH and PayTV) and investments in online businesses in Latin America (Latam) and Africa.

The Company’s shares are traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol MIC SDB and over the counter in the US under the symbol MIICF. The Company has its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

On August 14, 2018, these consolidated financial statements were authorized for issuance.

Business activities

Millicom operates its mobile businesses in Central America (El Salvador, Guatemala and Honduras) in South America (Bolivia, Colombia and Paraguay), and in Africa (Chad, Ghana, Rwanda and Tanzania).

Millicom operates various cable and fixed line businesses in Latam (Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Bolivia and Paraguay). Millicom also provides direct to home satellite service in many of its Latam countries.

On December 31, 2015, Millicom deconsolidated its operations in Guatemala and Honduras which are, since that date and for accounting purposes, under joint control (see note A.2.2., for further details).

Millicom has investments in online/e-commerce businesses in several countries in Latam and Africa, investments in a tower holding company in Africa and various investments in start-up businesses providing e-payments and content to its mobile and cable customers.

IFRS Consolidated Financial Statements

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS). They are also compliant with International Financial Reporting Standards as adopted by the European Union. This is in accordance with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002, on the application of international accounting standards for listed companies domiciled in the European Union.

The financial statements have been prepared on an historical cost basis, except for certain items including derivative financial instruments and call options (measured at fair value), financial instruments that contain obligations to purchase own equity instruments (measured at the present value of the redemption price), and property, plant and equipment under finance leases (initially measured at the lower of fair value and present value of the future minimum lease payments).

This section contains the Group’s significant accounting policies that relate to the financial statements as a whole. Significant accounting policies specific to one note are included within that note. Accounting policies relating to non-material items are not included in these financial statements.

Consolidation

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries as of December 31 of each year. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

F-35

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0142
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

All intra-group balances, transactions, income and expenses, and profits and losses resulting from intra-group transactions are eliminated.

Foreign currency

Financial information in these financial statements are shown in the US dollar presentation currency of the Group and rounded to the nearest million (US$ million) except where otherwise indicated. The financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The functional currency of each subsidiary, joint venture and associate reflects the economic substance of the underlying events and circumstances of these entities. Except for El Salvador where the functional currency is US dollar, the functional currency in other countries is the local currency.

The results and financial position of all Group entities (none of which operate in an economy with a hyperinflationary environment) with functional currency other than the US dollar presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities are translated at the closing rate on the date of the statement of financial position;

(ii)	Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	All resulting exchange differences are recognized as a separate component of equity (currency translation reserve), in the caption “Other reserves”.

On consolidation, exchange differences arising from the translation of net investments in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are recorded in equity. When the Group disposes of or loses control over a foreign operation, exchange differences that were recorded in equity are recognized in the consolidated income statement as part of gain or loss on sale or loss of control.

Goodwill and fair value adjustments arising on acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The following table presents functional currency translation rates for the Group’s locations to the US dollar on December 31, 2017, 2016 and 2015 and the average rates for the years ended December 31, 2017, 2016 and 2015.

Exchange Rates to the US Dollar	Functional Currency	2017 Average Rate	2017 Year-end Rate	Change %	2016 Average Rate	2016 Year-end Rate	Change %	2015 Average Rate	2015 Year- end Rate
Bolivia	Boliviano (BOB)	6.91	6.91	n/a	6.91	6.91	n/a	6.91	6.91
Chad and Senegal	CFA Franc (XAF)	588	558	12.00	600	626	2.65	592.91	609.96
Colombia	Peso (COP)	2,961	2,984	1.00	3,049	3,001	(4.72)	2,742	3,149
Costa Rica	Costa Rican Colon (CRC)	571	573	(2.00)	551	561	2.98	541.13	544.87
El Salvador	US dollar	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ghana	Cedi (GHS)	4.36	4.42	(5.00)	3.92	4.2	10.53	3.72	3.8
Guatemala	Quetzal (GTQ)	7.36	7.34	2.00	7.61	7.52	(1.44)	7.65	7.63
Honduras	Lempira (HNL)	23.58	23.67	—	22.92	23.59	5.17	22.02	22.43
Luxembourg	Euro (EUR)	0.89	0.83	12.00	0.91	0.95	3.26	0.9	0.92
Nicaragua	Cordoba (NIO)	30.05	30.79	(5.00)	28.62	29.32	4.98	27.25	27.93
Paraguay	Guarani (PYG)	5,626	5,590	3.00	5,686	5,767	(0.69)	5,200	5,807
Rwanda	Rwandan Franc (RWF)	832	845	(3.00)	787	820	9.68	719.78	747.41
Sweden	Krona (SEK)	8.53	8.18	10.00	8.58	9.11	7.94	8.41	8.44
Tanzania	Shilling (TZS)	2,233	2,245	(3.00)	2,183	2,181	1.02	1,983	2,159
United Kingdom	Pound (GBP)	0.77	0.74	9.00	0.74	0.81	19.12	0.65	0.68

F-36

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0143
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

New and amended IFRS accounting standards

Standards or Amendments	Objective	IASB Effective Date

Adopted by Millicom on January 1, 2017, with no material impact to the consolidated financial statements

IAS 7 Disclosure Initiative – Amendment to IAS 7	The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.	January 1, 2017

This amendment did not have a material impact for the Group. The disclosures required have been added to these consolidated financial statements, see note C.5.

IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	The IASB issued the amendments to IAS 12 Income Taxes to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount.	January 1, 2017

This amendment did not have a material impact for the Group.

Not yet effective and not early adopted by Millicom on January 1, 2017

IFRS 15 Revenue from Contracts with Customers	IFRS 15 establishes a five-step model related to revenue recognition from contracts with customers. Under IFRS 15, revenue is recognized at amounts that reflect the consideration that an entity expects to be entitled to in exchange for transferring goods or services to a customer. The Group will adopt the accounting standard on January 1, 2018, and identified a limited impact on its Group financial statements. For the Group, IFRS 15 mainly affects the timing of recognition of revenue as it introduces more differences between the billing and the recognition of the revenue. However, it will not affect the cash flows generated by the Group.	January 1, 2018

As a consequence of adopting this standard in 2018:

1) Some revenue will be recognized earlier, as a larger portion of the total consideration received in a bundled contract will be attributable to the component delivered at contract inception (i.e. typically a subsidized handset). Therefore, this will produce a shift from service revenue (which will decrease) to the benefit of telephone and equipment revenue. This will result in the recognition of a contract asset on the statement of financial position as more revenue is recognized upfront while the cash will be received along the subscription period (which is usually between 12 to 36 months). Contract assets (and liabilities) will be reported on a separate line in current assets even if their realization period is longer than 12 months. This is because they are realized / settled as part of the normal operating cycle of our core business;

F-37

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0144
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Standards or Amendments	Objective	IASB Effective Date

2) The cost incurred to obtain a contract (mainly commissions) will be capitalized in the statement of financial position and amortized over either the average customer retention period or the contract term, depending on the circumstances. This will result in the recognition of contract costs capitalized on the statement of financial position;

3) There will be no material changes for the purpose of determining whether the Group acts as principal or an agent in the sale of products.

Management identified certain other adjustments that are not material for the Group and therefore, are not disclosed.

The Group will adopt the standard using the cumulative catch-up transition method. Hence, the cumulative effect of initially applying the standard will be recognized as an adjustment to the opening balance of retained earnings as at January 1, 2018, and comparative financial statements will not be restated. The Group expects an increase of approximately US$ 48 million on the retained earnings as of January 1, 2018.

Additionally, the Group has decided to take some of the practical expedients foreseen in the standard, such as:

• Millicom will not adjust the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the significant financing component will be adjusted, if material;

• Millicom will disclose in the Group financial statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less will not be disclosed);

F-38

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0145
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Standards or Amendments	Objective	IASB Effective Date

• Millicom will apply the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if the consideration from a customer directly corresponds to the value to the customer of the entity’s performance to date (i.e. if billing = accounting revenue);

• Millicom will apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that Millicom otherwise would have recognized is one year or less.

IFRS 9 Financial Instruments	IFRS 9 addresses the classification, measurement and recognition, and impairments of financial assets and financial liabilities as well as hedge accounting. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. A final standard on hedging (excluding macro-hedging) was issued in November 2013 which aligns hedge accounting more closely with risk management and allows hedge accounting to continue under IAS 39. IFRS 9 also clarifies the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost.	January 1, 2018

The application of IFRS 9 will not have an impact for the Group on classification, measurement and recognition of financial assets and financial liabilities compared to current rules, but it will have a limited impact on impairment of trade receivables and contract assets (IFRS 15) as well as on amounts due from joint ventures and related parties - with the application of the expected credit loss model instead of the current incurred loss model. Similarly to IFRS 15 adoption, the Group will adopt the standard using the cumulative catch-up transition method and will therefore not restate comparative periods. Hence, the cumulative effect of initially applying the Standard will be recognized as an adjustment to the opening balance of retained earnings as at January 1, 2018, and comparatives will not be restated. The Group expects a decrease of approximately US$38 million on the retained earnings as of January 1, 2018. Additionally, the Group will continue applying IAS 39 rules with respect to hedge accounting. Finally, the clarification introduced by IFRS 9 on the accounting for certain modifications and exchanges of financial liabilities measured at amortized cost will have no impact for the Group.

F-39

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0146
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Standards or Amendments	Objective	IASB Effective Date

IFRS 16 Leases	The application of the standard will affect primarily the accounting for the Group’s operating leases. As of December 31, 2017, the Group has operating lease commitments of US$808 million, see note G.2.2. However, the Group is still assessing to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. This said, the application of this standard will affect net debt and leverage ratios of the Group.	January 1, 2019

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

IFRIC 22 Foreign currency transactions and advance consideration	This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice. The Group does not expect this amendment to have a material impact on the consolidated financial statements.	January 1, 2018

IFRIC 23 Uncertainty over income tax treatments	IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted. This interpretation has not been endorsed by the EU yet. The Group is currently assessing the impact of this interpretation but does not expect any significant effect of applying it.	January 1, 2019

Annual improvements 2014-2016	These amendments impact three standards: IFRS 1, First-time adoption of IFRS, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10. IFRS 12, Disclosure of interests in other entities regarding clarification of the scope of the standard (effective 1 January 2017). IAS 28, Investments in associates and joint ventures regarding measuring an associate or joint venture at fair value. The Group does not expect these improvements to have a material impact on the consolidated financial statements. These improvements have not been endorsed by the EU yet.	January 1, 2018

F-40

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0147
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Standards or Amendments	Objective	IASB Effective Date

Annual improvements 2015-2017	These amendments impact four standards: IFRS 3, Business Combinations and IFRS 11 Joint Arrangements regarding previously held interest in a joint operation. IAS 12, Income Taxes regarding income tax consequences of payments on financial instruments classified as equity. And finally, IAS 23, Borrowing Costs regarding eligibility for capitalization. Again, the Group does not expect these improvements to have a material impact on the consolidated financial statements. These improvements have not been endorsed by the EU yet.	January 1, 2019

Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement

These amendments require an entity to:

• use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and

• recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not been endorsed by the EU yet.

January 1, 2019

Judgments and critical estimates

The preparation of IFRS financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management's best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in each note and are summarized below:

Judgments

Management apply judgment in accounting treatment and accounting policies in preparation of these financial statements. In particular a significant level of judgment is applied regarding the following items:

•	Contingent liabilities – whether or not a provision should be recorded for any potential liabilities (see note G.3.);

•	Leases – whether the substance of leases meets the IFRS criteria for recognition as finance or operating leases or services contracts, or elements of each (see notes E.2. and G.2.);

•	Control – whether Millicom, through voting rights and potential voting rights attached to shares held, or by way of shareholders’ agreements or other factors, has the ability to direct the relevant activities of the subsidiaries it consolidates, or jointly direct the relevant activities of its joint ventures (see notes A.1., A.2.);

•	Discontinued operations and assets held for sale – definition, classification and presentation (see notes A.4., E.3.1.) as well as measurement of potential provisions related to indemnities;

•	Deferred tax assets – recognition based on likely timing and level of future taxable profits together with future tax planning strategies (see notes B.6.3. and G.3.2.);

F-41

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0148
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

•	Acquisitions – measurement at fair value of existing and newly identified assets and goodwill, the measurement of property, plant and equipment and intangible assets, and the assessment of useful lives (see notes A.1.2., E.1.1., E.1.5., E.2.1.);

•	Defined benefit obligations – key assumptions related to life expectancies, salary increases and leaving rates, mainly related to UNE Colombia (see note B.4.3.);

•	Impairment testing – key assumptions related to future business performance (see notes E.1.2., E.1.6., E.2.2.).

Estimates

Estimates are based on historical experience and other factors, including reasonable expectations of future events. These factors are reviewed in preparation of the financial statements although, due to inherent uncertainties in the evaluation process, actual results may differ from original estimates. Estimates are subject to change as new information becomes available and may significantly affect future operating results. Significant estimates have been applied in respect of the following items:

•	Accounting for property, plant and equipment, and intangible assets in determining fair values at acquisition dates, particularly for assets acquired in business combinations and sale and leaseback transactions (see note E.2.1.);

•	Useful lives of property, plant and equipment and intangible assets (see notes E.1.1., E.2.1.);

•	Provisions, in particular provisions for asset retirement obligations, legal and tax risks (see note F.4.);

•	Revenue recognition (see note B.1.1.).

•	Impairment testing including weighted average cost of capital (WACC) and long term growth rates (see note E.1.6.);

•	Estimates for defined benefit obligations (see note B.4.3.);

•	Accounting for share-based compensation in particular estimates of forfeitures and future performance criteria (see notes B.4.1., B.4.2.).

A. The Millicom Group

The Group comprises a number of holding companies, operating subsidiaries and joint ventures with various combinations of mobile, fixed-line telephony, cable and wireless Pay TV, Internet and Mobile Financial Services (MFS) businesses. The Group also holds investments in a tower holding company investing in Africa and in online businesses in Latin America (Latam) and Africa.

A.1. Subsidiaries

Subsidiaries are all entities which Millicom controls. Millicom controls an entity when it is exposed to, or has rights to variable returns from its investment in the entity, and has the ability to affect those returns through its power over the subsidiary. Millicom has power over an entity when it has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the entity’s returns. Generally, control accompanies a shareholding of more than half of the voting rights although certain other factors (including contractual arrangements with other shareholders, voting and potential voting rights) are considered when assessing whether Millicom controls an entity. For example, although Millicom holds less than 50% of the shares in its Colombian businesses, it holds more than 50% of shares with voting rights. The contrary may also be true (e.g. Guatemala and Honduras). With respect of the joint ventures in Guatemala and Honduras, shareholders’ agreements require unanimous consents for decisions over the relevant activities of these entities (see also note A.2.2). Therefore, the Group has joint control over these entities and accounts for them under the equity method.

F-42

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0149
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Our main subsidiaries are as follows:

Entity	Country	Activity	December 31 2017 % holding	December 31 2016 % holding	December 31 2015 % holding
Latin America
Telemovil El Salvador S.A.	El Salvador	Mobile, MFS	100	100	100
Cable El Salvador S.A. de C.V.	El Salvador	Cable, DTH	100	100	100
Navega.com SA, Sucursal El Salvador	El Salvador	Cable, DTH	100	100	100
Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100	100
Telefónica Celular de Bolivia S.A.	Bolivia	Mobile, DTH, MFS, Cable	100	100	100
Telefónica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, PayTV	100	100	100
Colombia Móvil S.A. E.S.P.(i)	Colombia	Mobile	50-1 share	50-1 share	50-1 share
UNE EPM Telecomunicaciones S.A.(i)	Colombia	Fixed-line, Internet, PayTV, Mobile	50-1 share	50-1 share	50-1 share
Edatel S.A. E.S.P.(i)	Colombia	Fixed-line, Internet, PayTV, Cable	50-1 share	50-1 share	50-1 share
Africa
Millicom Ghana Company Limited(ii)	Ghana	Mobile, MFS	—	100	100
Sentel GSM S.A.(iii)	Senegal	Mobile, MFS	100	100	100
MIC Tanzania Limited(iv)	Tanzania	Mobile, MFS	100	100	100
Millicom Tchad S.A.	Chad	Mobile, MFS	100	100	100
Millicom Rwanda Limited(iii)	Rwanda	Mobile, MFS	100	100	100
Oasis S.A.(iii)	DRC	Mobile, MFS	—	—	100
Zanzibar Telecom Limited	Tanzania	Mobile, MFS	85	85	85
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100	100
Millicom Africa B.V.	Netherlands	Holding Company	100	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100	100

(i)	Fully consolidated as Millicom has the majority of voting shares to direct the relevant activities.

(ii)	Merged with Airtel Ghana in October 2017 and classified as discontinued operations for the year then ended (see note E.3.2.). Merged entity is accounted for as a joint venture as from merger date (see note A.2.4.).

(iii)	See note A.1.3.

(iv)	See note G.3.1.

A.1.1. Accounting for subsidiaries and non-controlling interests

Subsidiaries are fully consolidated from the date on which control is transferred to Millicom. If facts and circumstances indicate that there are changes to one or more of the elements of control, a reassessment is performed to determine if control still exists. Subsidiaries are de-consolidated from the date that control ceases. Transactions with non-controlling interests are accounted for as transactions with equity owners of the Group. Gains or losses on disposals to non-controlling interests are recorded in equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is also recorded in equity.

A.1.2. Acquisition of subsidiaries and increases in non-controlling interests in subsidiaries

During the year ended December 31, 2017, Tigo Paraguay completed the acquisition of TV Cable Parana for a total consideration of approximately US$18 million, net of cash acquired. The purchase accounting was finalized in March 2017. The purchase price has been mainly allocated to a customer list (US$14 million) and to other tangible and intangible fixed assets (US$3 million). As a result, the final goodwill amounted to US$1 million.

F-43

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0150
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

In addition, the Group did some other minor acquisitions for US$4 million.

During the year ended December 31, 2016, Millicom did not make any significant acquisition.

During 2015 Millicom acquired 85% of the shares and control of Zanzibar Telecom Limited, raised its stake in its Rwandan subsidiary from 87.5% to 100% and in one of the UNE subsidiaries (Edatel S.A. E.S.P.) from 80% to 100%. The Group also made other smaller acquisitions for a total consideration of US$20 million.

On 4 June 2015 Millicom’s fully owned Swedish subsidiary Millicom International Ventures AB entered into an agreement to purchase 85% of Zanzibar Telecom Limited (“Zantel”). The agreed purchase consideration was US$1 subject to final price adjustment and included a shareholder loan. In addition, Millicom assumed Zantel’s debt obligations. The transaction completed on 22 October 2015 after receipt of regulatory approvals. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Airtel. Management does not expect any material deviation from the initial consideration.

The deal also includes a reverse earn-out mechanism based on Zantel’s achievement of EBITDA targets for the period from 2017 to 2019. No amounts have been recognized under this mechanism as conditions are not likely to be met. For the purchase accounting, Millicom determined the fair value of Zantel based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Zantel. The purchase accounting was updated and finalized in 2016 when additional information became available regarding fair values of acquired assets and liabilities.

Fair values (100%)
(US$ millions)
Intangible assets (excluding goodwill), net (i)	75
Property, plant and equipment, net (ii)	32
Other non-current assets (iii)	14
Current assets (excluding cash) (iv) (v)	41
Cash and cash equivalents	5
Total assets acquired	167
Non-current liabilities	77
Current liabilities	103
Total liabilities assumed	180
Fair value of assets acquired and liabilities assumed, net	(13)
Fair value of non-controlling interest in Zantel	(2)
Millicom’s interest in the fair value of Zantel	(11)
Acquisition price (US$1 dollar)	—
Goodwill	11

(i)	Intangible assets not previously recognized are a trademark for an amount of US$10 million, with indefinite useful life, a customer list for an amount of US$13 million, with estimated useful life of four years, telecommunication spectrum licenses for an amount of US$23 million, with estimated useful life of ten years and favorable contracts for US$2 million. Certain Indefeasible Rights of Use (IRUs) were also written down to their fair values for an amount of US$9 million.

(ii)	Certain network and civil works assets were adjusted down to their fair value for an amount of US$10 million. Certain land values were also stepped up to their fair value for an amount of US$2 million.

(iii)	The change in other non-current assets mainly corresponds to the step up at fair value of Zantel’s 9% investment in the West Indian Ocean Cable Company Limited (“WIOCC”), a telecommunications carriers’ carrier.

(iv)	Current assets include indemnification assets at fair value for an amount of US$11 million.

(v)	The fair value of trade receivables acquired was US$19 million.

F-44

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0151
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The goodwill, which comprises the fair value of the assembled work force and expected synergies from the acquisition, is not tax deductible.

A.1.3. Disposal of subsidiaries and decreases in non-controlling interests of subsidiaries

Rwanda

On December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited. The total consideration of the transaction is approximately 6x 2017 adjusted EBITDA of the Rwandan operation, payable over two years, consisting of a mix of cash, vendor loan note and earn out.

The Group received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018. In accordance with Group practices, Rwanda operations’ assets and liabilities were classified as held for sale on January 23, 2018. Rwanda’s operations also represented a separate geographical area and did qualify for discontinued operations. As a result, the Group income statements for the years ended December 31, 2015, 2016 and 2017 have been restated accordingly to show the results on a single line in the income statements (‘Profit (loss) for the year from discontinued operations, net of tax’). On January 31, 2018, our operations in Rwanda have been deconsolidated and no material loss on disposal was recognized (its carrying value was aligned to its fair value less costs of disposal as of December 31, 2017). However, a loss of $32 million has been recognized in Q1 2018 corresponding to the recycling of foreign currency exchange losses accumulated in equity since the creation of the Group. This loss has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Airtel. Management does not expect any material deviation from the initial consideration. (see note E.3.)

Ghana merger

On March 3, 2017, Millicom and Bharti Airtel Limited (Airtel) announced that they had entered into an agreement for Tigo Ghana Limited and Airtel Ghana Limited to combine their operations in Ghana. In accordance with Group practices, Ghana operations’ assets and liabilities were classified as held for sale on September 30, 2017. Ghana’s operations also represented a separate geographical area and did qualify for discontinued operations. As a result, the Group income statements for the years ended December 31, 2015 and 2016 were restated accordingly to show the results on a single line in the income statements (‘Profit (loss) for the year from discontinued operations, net of tax’). The transaction was completed on October 12, 2017 (see note E.3.).

Senegal

On July 28, 2017, Millicom announced that it had agreed to sell its Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and Teylium Group, subject to customary closing conditions and regulatory approvals. In accordance with Group practices, Senegal operations’ assets and liabilities were classified as held for sale on February 2, 2017. Senegal’s operations also represented a separate geographical area and did qualify for discontinued operations. As a result, the Group income statements for the years ended December 31, 2015 and 2016 were restated accordingly to show the results on a single line in the income statements (‘Profit (loss) for the year from discontinued operations, net of tax’). On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale by Millicom of its Tigo operation in Senegal to a consortium consisting of NJJ, Sofima (a telecom investment vehicle managed by the Axian Group) and Teylium Group. The sale completed on April 27, 2018. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with the consortium. Management does not expect any material deviation from the initial consideration. (see note E.3.)

DRC

On February 8, 2016, Millicom announced that it had signed an agreement for the sale of its businesses in the Democratic Republic of Congo (DRC) to Orange S.A. (see note E.3.). In accordance with Group practices, DRC operations’ assets and liabilities were classified as held for sale on February 8, 2016. DRC’s operations also represented a separate geographical area and did qualify for discontinued operations. As a result, the Group income statements for the year ended December 31, 2015, was restated accordingly to show the results on a single line in the income statements (‘Profit (loss) for the year from discontinued operations, net of tax’). The sale was completed on April 20, 2016.

F-45

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0152
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Other disposals

For the years ended December 31, 2017 and 2016, Millicom did not dispose of any other significant investments. For the year ended 31 December 2015, Millicom disposed of minor subsidiaries for cash consideration of US$4 million.

A.1.4. Summarized financial information relating to significant subsidiaries with non-controlling interests

At December 31, 2017, Millicom’s subsidiaries with material non-controlling interests were the Group’s operations in Colombia.

Balance sheet – non-controlling interests

	December 31
	2017	2016
	(US$ millions)
Colombia	197	207
Others	(11)	(6)
Total	185	201

Profit (loss) attributable to non-controlling interests

	2017	2016	2015
	(US$ millions)
Guatemala operations (until 31 December 2015)	—	—	148
Honduras operations (until 31 December 2015)	—	—	20
Colombia	(13)	(55)	(50)
Others	(4)	(3)	(3)
Total	(17)	(58)	115

The summarized financial information for material non-controlling interests in our operations in Colombia is provided below. This information is based on amounts before inter-company eliminations.

Colombia

	2017	2016	2015
	(US$ millions)
Revenue	1,739	1,717	1,982
Total operating expenses	(647)	(660)	(751)
Operating profit	106	40	94
Net (loss) for the year	(25)	(110)	(100)
50% non-controlling interest in net (loss)	(13)	(55)	(50)

Total assets (excluding goodwill)	2,193	2,221	2,278
Total liabilities	1,771	1,776	1,745
Net assets	422	445	533
50% non-controlling interest in net assets	211	223	266
Consolidation adjustments	(14)	(16)	(12)
Total non-controlling interest	197	207	254
Dividends and advances paid to non-controlling interest	—	67	11

Net cash from operating activities	331	366	423
Net cash from (used in) investing activities	(209)	(340)	(435)
Net cash from (used in) financing activities	(46)	(24)	(25)
Exchange impact on cash and cash equivalents, net	3	1	(38)
Net increase in cash and cash equivalents	80	3	(75)

F-46

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0153
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

A.2. Joint ventures

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the Board of Directors of those ventures.

At December 31, 2017, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,647 million (December 31, 2016: $3,459 million for Guatemala and Honduras only). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $123 million (December 31, 2016: $115 million) represent statutory reserves that are unavailable to be distributed to owners of the Company. During the year ended December 31, 2017, Millicom’s joint ventures paid $203 million (December 31, 2016: $143 million) as dividends or dividend advances to the Company.

Our main joint ventures are as follows:

Entity	Country	Activity	December 31 2017 % holding	December 31 2016 % holding
Latin America
Comunicaciones Celulares S.A.	Guatemala	Mobile, MFS	55	55
Navega.com S.A.	Guatemala	Cable, DTH	55	55
Telefónica Celular S.A.	Honduras	Mobile, MFS	66.7	66.7
Navega S.A. de C.V.	Honduras	Cable	66.7	66.7
Bharti Airtel Ghana Holdings B.V.	Ghana	Mobile, MFS	50	—

Despite the fact Millicom owns more than 50% of the shares of these entities, the boards of directors are composed equally by members from Millicom and from our partners. The shareholders’ agreements then require unanimous consents from his board members for key decisions over the relevant activities of these entities. Therefore, the operations of these joint ventures are consolidated under the equity method.

The carrying values of Millicom’s investments in joint ventures were as follows:

Carrying value of investments in joint ventures at December 31

	%	2017	2016
		(US$ millions)
Honduras operations(i)	66.7	726	766
Guatemala operations(i)	55	2,145	2,179
Ghana operations	50	96	—
Total		2,966	2,945

(i)	Includes all the companies under the Honduras and Guatemala groups.

The table below summarizes the movements for the year in respect of the Group’s joint ventures carrying values:

	2017
	Guatemala(i)	Honduras(i)	Ghana(ii)
	(US$ millions)
Opening balance at January 1, 2016	2,237	983	—
Results for the year 2016	106	9	—
Dividends declared during the year	(166)	(178)	—
Currency exchange differences	2	(48)	—
Closing balance at December 31, 2016	2,179	766	—

F-47

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0154
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

	2017
	Guatemala(i)	Honduras(i)	Ghana(ii)
	(US$ millions)
Change in scope	—	—	102
Results for the year 2017	126	16	(6)
Dividends declared during the year	(168)	(46)	—
Currency exchange differences	7	(6)	—
Closing balance at December 31, 2017	2,145	726	96

(i)	Share of profit (loss) is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the income statement.

(ii)	Share of profit (loss) is recognized under ‘Income (loss) from other joint ventures and associates, net’ in the income statement.

At December 31, 2017, 2016 and 2015 the Group had not incurred obligations, nor made payments on behalf of Guatemala, Honduras or Ghana operations.

A.2.1. Accounting for joint ventures

Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost (i.e. fair value in case it was a subsidiary of the Group before transaction). The Group’s investments in joint ventures include goodwill (net of any accumulated impairment loss) on acquisition.

The Group’s share of post-acquisition profits or losses of joint ventures is recognized in the consolidated income statement and its share of post-acquisition movements in reserves is recognized in reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investments. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint ventures.

Gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group. Dilution gains and losses arising in investments in joint ventures are recognized in the income statement.

After application of the equity method, including recognizing the joint venture’s losses, the Group applies IAS 39 to determine whether it is necessary to recognize any additional impairment loss with respect to its net investment in the joint venture.

A.2.2. Honduras and Guatemala operations deconsolidation

Effective July 1, 2010 (Honduras) and 1 January 2014 (Guatemala), Millicom reached agreements with its respective local partners whereby the local partners granted Millicom an unconditional call option for a duration of five years (Honduras) and two years (Guatemala) for their respective stakes in its Honduras and Guatemala operations. As a result of these agreements and the path to obtain control of the entities, the Group was fully consolidating these operations. At the same time, and as a consideration for the call options, Millicom granted put options for the same duration to its local partners. The put options were exercisable on a change of control of Millicom International Cellular S.A., or Millicom’s subsidiaries that hold the shares in the Honduras and Guatemala operations.

On June 19, 2015 Millicom reached an agreement with its local partner to extend Millicom’s five-year unconditional call option to acquire the remaining 33.3% of the Honduran business until 31 December 2015 and in return extended the local partners conditional put option over the 33.3% stake. All other terms and conditions of the put and call options remained unchanged.

F-48

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0155
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Millicom’s five-year unconditional call option to acquire the remaining 33.3% of the Honduran business, as extended by six months from July 1, 2015 expired unexercised on December 31, 2015, and accordingly the Honduran business was deconsolidated from December 31, 2015.

Similarly, Millicom’s two-year unconditional call option to acquire the remaining 45% of the Guatemalan business expired unexercised on December 31, 2015 and, accordingly, the Guatemala business was deconsolidated from December 31, 2015.

At the same time, the conditional put options Millicom provided to the other shareholders also lapsed.

As a consequence, and because the Group no longer had path to control, on December 31, 2015, Millicom deconsolidated its investments in Honduras and Guatemala operations and accounted for them under the equity method, initially at fair value of respectively US$2.2 billion for Guatemala and US$1.0 billion for Honduras, resulting in a loss on the deconsolidation of these businesses amounting to US$391 million, including recycling of foreign currency exchange losses accumulated in equity of US$192 million, which was recorded under “Other non-operating income (expenses), net” for the year ended December 31, 2015. The fair values of Honduras and Guatemala operations were determined based on a discounted cash flow calculation.

As from December 31, 2015 onwards, Millicom therefore jointly controls the Honduras and Guatemala operations and accounts for its investments in these operations under the equity method and reports its share of the net income of each of these businesses in the income statement in the caption “Share of profit in joint ventures in Guatemala and Honduras, net” since January 1, 2016.

Lapse of the put options for both operations resulted in the extinguishment of both put option liabilities amounting to US$2,135 million on December 31, 2015. The carrying values of both liabilities have been settled against the put option reserve within equity for US$2,512 million (amount recognized at inception) and against retained profits for the residual difference of US$(377) million as of December 31, 2015.

The Group’s key results and cash flows, excluding Guatemala and Honduras entities, would have been as follows for the year ended December 31, 2015:

Summary Group Income Statement, Financial Position and Cash Flows with Guatemala and Honduras Operations as Joint Ventures	2016	2015
	(US$ millions)
Revenue	4,374	4,616
Cost of sales	(1,279)	(1,376)
Gross profit	3,096	3,241
Operating expenses	(1,781)	(1,987)
Depreciation and amortization	(928)	(926)
Other operating expenses	(20)	(63)
Share of net profit in Guatemala and Honduras operations	115	151
Operating profit	482	416
Net financial expense	(372)	(318)
Other non-operating income (expenses), net	10	(578)
(Loss) income from joint ventures and associates, net	(49)	100
Profit (loss) before taxes	71	(379)
Charge for taxes, net	(180)	(150)
Loss for the year	(109)	(529)
Profit (loss) for the year from discontinued operations, net of tax	19	(83)
Non-controlling interests	58	53
Net profit (loss) for the year attributable to Millicom	(32)	(559)

Total assets	9,627	10,395
Total liabilities	6,258	6,667
Net assets	3,368	3,728
Net cash from operating activities	878	951
Net cash from (used in) investing activities	(552)	(406)
Net cash from (used in) financing activities	(441)	(285)
Exchange impact on cash and cash equivalents, net	(8)	(82)
Net (decrease) increase in cash and cash equivalents	(123)	178
F-49

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0156
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The assets and liabilities of the Guatemala and Honduras operations on December 31, 2016 and 2015 are as follows:

Summary Statements of Financial Position of	2016		2015
Guatemala and Honduras Operations	Guatemala	Honduras	Guatemala	Honduras
	(US$ millions)
Assets
Intangible assets, net (excluding goodwill)	1,440	213	1,253	204
Property, plant and equipment, net	717	429	710	320
Other non-current assets	2	1	2	1
Deferred taxes	8	—	4	—
Inventories	14	6	22	10
Trade receivables	56	37	58	35
Prepayments	32	6	37	7
Amounts due from related parties	466	184	639	351
Supplier advances	24	—	31	1
Other current assets	24	4	22	8
Restricted cash	4	7	4	—
Cash and cash equivalents	289	13	155	13
Total assets	3,077	902	2,937	950

Liabilities
Debt and financing	988	402	984	391
Deferred tax liabilities	4	98	2	60
Other non-current liabilities	48	18	26	11
Payables and accruals for capital expenditure	55	35	66	23
Other trade payables	12	12	40	10
Amounts due to related parties	12	7	20	11
Other current provisions and liabilities	132	120	150	119
Total liabilities	1,251	691	1,289	625
Net assets	1,826	210	1,648	325

In 2016, the Group had completed the initial accounting for both the Guatemala and Honduras joint ventures as of December 31, 2015, the date of recognition of the Group’s investment in both operations as joint ventures. Millicom determined the fair values of these operations based on discounted cash flows.

F-50

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0157
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Guatemala – 31 December 2015	Carrying values 55%	Fair Values 55%	Change
	(US$ millions)
Intangible assets (excluding goodwill), net(i)	689	905	216
Property, plant and equipment, net(ii)	390	409	19
Other non-current assets	3	3	—
Current assets (excluding cash)	446	446	—
Cash and cash equivalents	87	87	—
Total assets	1,615	1,850	235
Non-current financial liabilities	557	560	3
Current liabilities	152	152	—
Total liabilities	709	712	3
Carrying value/fair value of assets and liabilities, net	906	1,137	231
Fair value of the Group’s investment in joint venture	—	2,237	—
Goodwill	—	1,100	—

(i)	Intangible assets increase mainly consists of step-up recognized on the trademark for an amount of US$71 million, with indefinite useful life and the customer lists for an amount of US$148 million, with estimated remaining useful lives of seven years.

(ii)	Certain network and civil works assets were adjusted to their fair value for an amount of US$19 million.

Honduras – 31 December 2015	Carrying values 66.7%	Fair Values 66.7%	Change
	(US$ millions)
Intangible assets (excluding goodwill), net(i)	136	200	64
Property, plant and equipment, net(ii)	213	307	94
Other non-current assets	1	1	—
Current assets (excluding cash)	274	274	—
Cash and cash equivalents	9	9	—
Total assets	633	791	158
Non-current financial liabilities	308	358	51
Current liabilities	109	109	—
Total liabilities	417	467	51
Carrying value/fair value of assets and liabilities, net	216	324	107
Fair value of the Group’s investment in joint venture	—	983	—
Goodwill	—	660	—

(i)	Intangible assets increase mainly consists of step-up recognized on the customer lists for an amount of US$64 million, with estimated remaining useful life between two and ten years.

(ii)	Certain property, plant and equipment assets were adjusted to their fair value for an amount of US$94 million.

F-51

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0158
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

A.2.3. Material joint ventures – Guatemala and Honduras operations

Summarized financial information for the years ended December 31, 2017, 2016 and 2015, of the Guatemala and Honduras operations is as follows. This information is based on amounts before inter-company eliminations.

Guatemala

	2017	2016	2015
	(US$ millions)
Revenue	1,328	1,284	1,306
Depreciation and amortization	(295)	(281)	(232)
Operating profit(i)	352	330	419
Financial income (expenses), net	(60)	(73)	(64)
Profit before taxes	305	261	355
Charge for taxes, net	(74)	(67)	(77)
Profit for the year	230	194	278
Net profit for the year attributable to Millicom	127	106	130

Dividends and advances paid to Millicom	162	77	216
Total non-current assets (excluding goodwill)	2,406	2,297	1,969
Total non-current liabilities	1,052	1,039	1,012
Total current assets	756	909	968
Total current liabilities	220	211	277
Cash and cash equivalents	303	289	155
Debt and financing – non-current	995	987	984
Debt and financing – current	—	—	—

Net cash from operating activities	498	438	525
Net cash from (used in) investing activities	(171)	(174)	(658)
Net cash from (used in) financing activities	(315)	(127)	195
Exchange impact on cash and cash equivalents, net	2	(3)	1
Net increase in cash and cash equivalents	14	134	63

(i)	In 2016, operating profit included a provision for impairment of $24 million related to amounts receivables from video surveillance contracts with the Civil National Police. In 2017, it also includes an additional impairment of $10 million (2016: US$18 million; 2015: US$nil million) on the fixed assets bought in the context of the same contracts.

Honduras

	2017	2016	2015
	(US$ millions)
Revenue	585	609	649
Depreciation and amortization	(156)	(160)	(124)
Operating profit	70	54	159
Financial income (expenses), net	(27)	(27)	(22)
Profit before taxes	41	13	92
Charge for taxes, net	(18)	—	(51)
Profit for the year	24	13	41
Net profit for the year attributable to Millicom	16	9	21
Dividends and advances paid to Millicom	40	66	42

Total non-current assets (excluding goodwill)	576	645	525
Total non-current liabilities	407	454	432
Total current assets	208	259	424
Total current liabilities	282	237	193
Cash and cash equivalents	16	13	13
Debt and financing – non-current	308	339	361
Debt and financing – current	80	63	30

Net cash from operating activities	152	85	175
Net cash from (used in) investing activities	(74)	(17)	(180)
Net cash from (used in) financing activities	(74)	(69)	6
Net (decrease) increase in cash and cash equivalents	3	(1)	1

F-52

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0159
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

A.2.4. Ghana merger

As mentioned in note A.1.3.\, Millicom and Airtel have signed a Combination Agreement, whereby both investors decided to combine their respective subsidiaries in Ghana, namely Tigo Ghana Limited and Airtel Ghana Limited under an existing company – Bharti Airtel Ghana Holdings B.V. (the ‘JV’ or ‘AirtelTigo Ghana’) both Millicom and Airtel each owning 50%. Necessary regulatory approvals were received on September 18, 2017. As part of the transaction, the government of Ghana retained an option to acquire a 25% stake in the newly combined entity for a period of two years. In the event the government exercises its option, Millicom's stake may reduce to 37.5% or, in certain circumstances, be maintained at 50%.

On October 12, 2017, both parties announced the completion of the transaction. As consideration received, each party owns 50% of the equity capital and voting rights of the JV, and Millicom holds a US$40 million loan against Tigo Ghana (the “Millicom Note”), which shall rank in priority to all other obligations of the joint venture owed to its shareholders. The Millicom Note bears interest and is classified under ‘other non-current assets’ in the statement of financial position.

Decisions about the relevant activities require the unanimous consent of the parties sharing control. Therefore, based on IFRS 11, this agreement results in Millicom and Airtel having joint control over the combined entity, which is a joint venture. Millicom therefore uses the equity method to account for its investment in the combined entity since October 12, 2017.

On the same date, each investor agreed and committed to fund the operations of the JV in accordance with the approved business plan on an equal basis and on the same terms. In this regard, both parties have agreed to provide, on an equal basis, a committed credit facility in the total aggregate amount of US$50 million, with Millicom providing a commitment of US$25 million and Airtel providing the same. The credit facility is undrawn and would bear interest and would be subordinated to the Millicom Note.

As a consequence, on that date, Millicom deconsolidated its investments in Ghana operations and accounted for its investment in the combined entity under the equity method, initially at fair value of US$102 million, resulting in a gain on the deconsolidation of these operations amounting to US$118 million, excluding recycling of foreign currency exchange losses accumulated in equity of US$79 million. The net gain of US$36 million has been recognized under ‘Profit (loss) for the year from discontinued operations, net of tax’. As of December 31, 2017, the purchase price allocation was still provisional and was completed in the first half of 2018. Newly identified assets have been recognized by the joint venture resulting in an additional depreciation of US$3 million for the period from the merger date to December 31, 2017. This depreciation charge has not been recognized in 2017 as it was considered immaterial for the Group.

Fair value has been determined using valuation techniques such as discounted cash flows and comparable transaction multiples. As of December 31, 2017, Millicom determined the fair value of the option granted to the government to be immaterial.

F-53

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0160
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

AirtelTigo Ghana

2017(i)
(US$ millions)
Revenue	58
Depreciation and amortization	(11)
Operating loss	(1)
Financial income (expenses), net	(10)
Loss before taxes	(12)
Charge for taxes, net	—
Loss for the period	(12)
Net loss for the period attributable to Millicom	(6)
Dividends and advances paid to Millicom	—

Total non-current assets (excluding goodwill)	184
Total non-current liabilities	214
Total current assets	60
Total current liabilities	106
Cash and cash equivalents	15
Debt and financing – non-current	145
Debt and financing – current	—

Net cash from operating activities	13
Net cash from (used in) investing activities	—
Net cash from (used in) financing activities	(3)
Net increase in cash and cash equivalents	10

(i)	From the date of merger (October 12, 2017) to December 31, 2017, for income statement and cash flow metrics.

A.2.5. Impairment of investment in joint ventures

While no impairment indicators were identified for the Group’s investments in joint ventures in 2017, according to its policy, management have completed an impairment test for its joint ventures in Guatemala and Honduras.

Group’s investments in Guatemala and Honduras operations were tested for impairment by assessing their recoverable amount (using a value in use model based on discounted cash flows) against their carrying amounts. The cash flow projections used were extracted from financial budgets approved by management and the Board covering a period of five years. Cash flows beyond this period have been extrapolated using a perpetual growth rate of 3.1%–3.2% (2016: 1.0%–2.0%). Discount rates used in determining recoverable amounts were 9.3% and 10.2%, respectively (2016: 8.3% and 9.9%).

The investment in Ghana joint venture has not been tested for impairment given the recent transaction and valuation performed in October 2017.

For the year ended December 31, 2017, and as a result of the impairment testing described above, management concluded that none of the Group’s investments in joint ventures should be impaired.

Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient margin exists from realistic changes to the assumptions that would not impact the overall results of the testing.

A.3. Investments in associates

Millicom’s investments in associates mainly represent its shareholding in Helios Towers Africa Ltd (HTA) and its investments in the African and Latam online businesses (AIH and LIH). Millicom has significant influence over these companies but not control or joint control.

F-54

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0161
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The Group’s main associates are as follows:

Entity	Country	Activity(ies)	December 31 2017 % holding	December 31 2016 % holding
Africa
Helios Towers Africa Ltd (HTA)(i)	Mauritius	Holding of Tower infrastructure company	22.83	22.83
Africa Internet Holding GmbH (AIH)(ii)	Germany	Online marketplace, retail and services	10.15	10.15
West Indian Ocean Cable Company Limited (WIOCC)(iii)	Republic of Mauritius	Telecommunication carriers’ carrier	9.1	9.1
Latin America
MKC Brilliant Holding GmbH (LIH)	Germany	Online marketplace, retail and services	35.0	35.0
Unallocated
Milvik AB	Sweden	Other	12.3	26.75

(i)	On October 7, 2015, Millicom and HTA signed an agreement whereby Millicom owns 28.25% of shares in HTA (24.4% on a fully diluted basis) following a shareholding exchange. As a result, shares held by Millicom in HTA’s tower companies in Ghana, DRC and Tanzania have been exchanged for shares in HTA (Such % was subsequently reduced. See note A.3.2.).

(ii)	During 2015, Millicom ceased to jointly control AIH following changes in AIH shareholder rights. Hence AIH has been considered as an investment in associate as from December 31, 2015.

(iii)	WIOCC was acquired as part of Zantel acquisition.

At December 31, 2017 and 2016, the carrying value of Millicom’s main associates was as follows:

Carrying value of investments in associates at December 31

	2017	2016
	(US$ millions)
MKC Brilliant Holding GmbH (LIH)	—	55
African Internet Holding GmbH (AIH)	61	64
Helios Tower Africa Ltd (HTA)	149	189
Milvik AB	16	9
West Indian Ocean Cable Company Limited (WIOCC)	14	14
Total	241	331

The summarized financial information for the Group’s main material associates (i.e. HTA and AIH) is provided below.

Summary of statement of financial position of associates at December 31

	2017	2016
	(US$ millions)
Total current assets	409	384
Total non-current assets	766	707
Total assets	1,176	1,091
Total current liabilities	268	528
Total non-current liabilities	602	170
Total liabilities	870	698
Total net assets	306	393
Millicom’s carrying value of its investment in HTA and AIH	211	253
Millicom’s carrying value of its investment in other associates	30	78
Millicom’s carrying value of its investment in associates	241	331

F-55

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0162
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Share of net profit (loss) from associates

	2017	2016	2015
	(US$ millions)
Revenue	449	378	237
Operating expenses	(321)	(302)	(420)
Operating profit (loss)	(148)	(167)	(183)
Net loss for the year	(220)	(228)	(143)
Millicom’s share of results from HTA and AIH	(34)	(39)	(38)
Millicom’s share of results from other associates	(45)	(10)	(9)
Millicom’s share of results from other joint ventures (Ghana)	(6)	—	—
Millicom’s share of results from other joint ventures and associates	(85)	(49)	(47)

A.3.1. Accounting for investments in associates

The Group accounts for associates in the same way as it accounts for joint ventures.

A.3.2. Acquisitions and disposals of interests in associates

Africa Internet Holding GmbH (AIH)

AIH indirectly owns a number of companies that provide online services and online marketplaces in certain countries in Africa mainly under the brand name of Jumia.

Various shareholder funding rounds were signed in 2016. Millicom did not participate and therefore maintained its initial investment at EUR70 million. In addition, during June 2016, there was a capital restructuring whereby all investors rolled up into AIH. During 2016, these transactions were duly executed and as a result Millicom’s shareholding in AIH was reduced to 10%. This triggered the recognition of a net dilution gain of US$43 million in the 2016 Group income statement under Income (loss) from associates, net.

Millicom investment in African towers company, Helios Towers Africa

On October 7, 2015, Millicom and Helios Towers Africa (“HTA”) signed an agreement whereby Millicom owns 28.2% of shares in HTA (24% on a fully diluted basis) following a shareholding exchange. Millicom has exchanged shares which were previously held in HTA’s tower companies in Ghana, DRC and Tanzania, into shares in HTA’s parent company and retains significant influence over HTA. This transaction simplified the share ownership structure of HTA, aligned interest among shareholders and moved Millicom’s shareholding to the parent company of HTA. The exchange of shares, which has commercial substance in accordance with IAS 28 and IAS 16, has resulted in the Group recognizing its investment in HTA at fair value and hence a gain on disposal of its investments in the different tower companies of US$147 million under “Income (loss) from other joint ventures and associates, net”.

During 2016, Millicom’s shareholding was diluted from 28.2% to 22.8% as a result of previous committed cash calls and new investors’ funding. This resulted in Millicom recognizing a gain on dilution of US$16 million. The gain was recorded in the 2016 Group income statement under “Income (loss) from other joint ventures and associates, net”.

MKC Brilliant Holding GmbH (LIH)

During 2015, LIH contributed its investments in its operating subsidiaries Kanui and Tricae to Global Fashion Group in a share for share transaction, recognizing a net gain of US$11 million (Millicom’s share). Global Fashion Group is partly owned by Rocket Internet and Kinnevik. LIH’s shareholding in Global Fashion Group was determined from the relative value of Kanui and Tricae and the post-merger value of Global Fashion Group.

During March 2015, LIH disposed of its interest in HelloFood and LIH declared a US$8 million dividend to Millicom, which had been received by December 31, 2015.

F-56

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0163
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

During 2016, Millicom’s 35% investment in LIH had been impaired by US$40 million mainly as a result of the decrease in fair value of LIH’s investment in the Global Fashion Group.

In April 2017, LIH completed the disposal of its shareholding in Easy Taxi to Cabify. As a result, and ultimately, LIH received cash and shares in Cabify. The transaction resulted in Millicom recognizing a loss of US$11 million (Millicom’s share). Additionally, as a result of the annual impairment test conducted in 2017, Management fully impaired the remaining carrying value of its investment in LIH for US$48 million. These losses are recorded under the caption Income (loss) from other joint ventures and associates, net in the year ended December 31, 2017.

Milvik AB (BIMA)

On December 19, 2017, Millicom announced that it sold a portion of its ownership stake in BIMA (from 20.4% to 12.0% – on a fully diluted basis) to Kinnevik and a new investor, with the latter contributing $97 million in the micro-insurance business. As a result of the transaction, Millicom received US$24 million in cash and recognized a gain on disposal of US$21 million. In addition, and as a consequence of the subsequent capital increase made by the new investor, the Group recognized a gain on dilution of US$11 million. Both gains have been recorded under the caption Income (loss) from other joint ventures and associates, net, in the income statement. Both transactions were carried out at the same fair value on an arm’s length basis.

A.4. Discontinued operations

A.4.1. Classification of discontinued operations

Discontinued operations are those which have identifiable operations and cash flows (for both operating and management purposes) and represent a major line of business or geographic area which has been disposed of, or are held for sale. Revenue and expenses associated with discontinued operations are presented retrospectively in a separate line in the consolidated income statement. Millicom determined that the loss of path to control of operations by the termination of a contractual arrangement (e.g. termination without exercise of an unconditional call option agreement giving path to control, as occurred with the Guatemala and Honduras operations) does not require presentation as a discontinued operation.

A.4.2. Millicom’s discontinued operations

In accordance with IFRS 5, the Group’s businesses in DRC, Senegal, Tigo Ghana and Tigo Rwanda have been classified as assets held for sale (respectively on February 8, 2016, February 2, 2017, September 28, 2017 and January 23, 2018) and their results were classified as discontinued operations for all years presented in these financial statements. The income statements comparative figures presented in the notes to these consolidated financial statements have therefore been restated accordingly and when necessary. For further details, refer to note E.3.

B. Performance

B.1. Revenue

Millicom’s revenue comprises sale of services from its mobile, cable and digital media, and Mobile Financial Services businesses, as well as related devices and equipment. Recurring revenue consists of monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, TV services, B2B contracts, MFS commissions and fees from other telecommunications services such as data services, short message services and other value added services.

F-57

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0164
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Revenue from continuing operations by category

	2017	2016	2015
	(US$ millions)
Mobile	2,281	2,343	4,094
Fixed	1,553	1,437	1,626
Other	41	39	39
Service	3,876	3,820	5,759
Telephone and equipment and other	200	223	505
Total	4,076	4,043	6,264

Revenue from continuing operations by country or operation

	2017	2016	2015
	(US$ millions)
Colombia	1,739	1,717	1,982
Guatemala	—	—	1,306
Paraguay	662	623	673
Honduras	—	—	649
Bolivia	555	542	531
El Salvador	422	425	448
Tigo Tanzania	348	347	358
Chad	140	166	152
Costa Rica	153	152	151
Other countries	57	71	14
Total	4,076	4,043	6,264

B.1.1. Accounting for revenue

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable for the sale of goods and services, net of value added tax, rebates and discounts and after eliminating intra-group sales. Generally, this is the value of the invoice to the customer.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Generally, this occurs when the service has been provided to the customer, or when the related equipment is delivered or passed to the customer.

Recurring revenue is recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenue for airtime and data usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

Subscription product and service revenue is deferred and recognized over subscription period. Related costs are deferred and recognized over the same period.

Where customers purchase a specified amount of airtime or other credit in advance, revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as deferred revenue within other current liabilities.

Revenue from the sale of handsets and accessories are recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer.

Bundled offers, such as various services sold together, are divided into separate units of accounting if the products and services in the bundle meet certain criteria. The price paid by the customer is then allocated among the separate products and services based on their relative fair values or using the residual method. Revenue is then recognized separately for each product and service.

F-58

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0165
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Revenue from content services such as video messaging, ringtones, games, music, etc., are recognized net of payments to the content providers under certain conditions. These include whether the providers are responsible for the content, determining the price paid by the customer, and where the provider assumes the credit risk. For such services the Group is considered to be acting in substance as an agent. Other revenue is recognized on a gross basis with any third-party costs recognized as cost of sales and services.

Revenue from provision of MFS is recognized once the primary service has been provided to the customer.

Revenue from the sale of cables, fiber, wavelength or capacity contracts, when part of the ordinary activities of the operation, is recognized as recurring revenue. Revenue is recognized when the capacity has been delivered to the customer, based on the amount expected to be received from the customer.

Revenue from operating lease of tower space is recognized over the period of the underlying lease contracts. Finance leases revenue is apportioned between lease of tower space and interest income.

B.2. Expenses

The cost of sales and operating expenses incurred by the Group can be summarized as follows:

Cost of sales

	2017	2016	2015
	(US$ millions)
Direct costs of services sold	(913)	(857)	(1,067)
Cost of telephone, equipment and other accessories	(219)	(254)	(488)
Bad debt and obsolescence costs	(72)	(63)	(133)
Cost of sales	(1,205)	(1,175)	(1,688)

Operating expenses, net

	2017	2016	2015
	(US$ millions)
Marketing expenses	(463)	(442)	(747)
Site and network maintenance costs	(213)	(192)	(299)
Employee related costs (B.4.)	(451)	(451)	(594)
External and other services	(152)	(218)	(318)
Rentals and operating leases	(118)	(127)	(184)
Other operating expenses	(197)	(196)	(276)
Operating expenses, net	(1,594)	(1,627)	(2,418)

The other operating income and expenses incurred by the Group can be summarized as follows:

Other operating income (expenses), net

	Notes	2017	2016	2015
		(US$ millions)
Income from tower deal transactions	C.3.4.	63	—	—
Impairment of intangible assets and property, plant and equipment	E.1., E.2.	(12)	(6)	(12)
Gain (loss) on disposals of intangible assets and property, plant and equipment		1	(8)	—
Other income (expenses)		16	—	—
Other operating income (expenses), net		68	(14)	(12)

F-59

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0166
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

B.2.1. Accounting for cost of sales and operating expenses

Cost of sales

Cost of sales is recorded on an accrual basis.

Customer acquisition costs

Specific customer acquisition costs, including dealer commissions and handset subsidies, are charged to marketing expenses when the customer is activated.

Operating leases

Operating leases are all leases that do not qualify as finance leases. Operating lease payments are recognized as expenses in the consolidated income statement on a straight-line basis over the lease term.

B.3. Segmental information

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latam and Africa. The figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated. As from January 1, 2018, the Group is including in its segment EBITDA inter-company management fees and incentive compensation paid to local management teams. These items, were previously included in unallocated corporate costs. This change in presentation has no impact on Group level EBITDA. Revenue, operating profit (loss), EBITDA and other segment information for the years ended December 31, 2017, 2016 and 2015, were as follows:

	Latin America	Africa	Unallocated	Guatemala and Honduras(vi)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2017
Mobile revenue	3,283	509	—	(1,510)	—	2,281
Fixed revenue	1,755	12	—	(213)	—	1,553
Other revenue	40	5	—	(4)	—	41
Service revenue	5,078	524	—	(1,727)	—	3,876
Telephone and equipment and other revenue	363	2	—	(165)	—	200
Revenue	5,441	526	—	(1,892)	—	4,076
Operating profit (loss)	899	41	(5)	(431)	141	645
Add back:
Depreciation and amortization	1,174	110	6	(450)	2	841
Share of profit in our joint ventures in Guatemala and Honduras	—	—	—	—	(141)	(141)
Other operating income (expenses), net	(49)	(11)	10	(18)	—	(68)
EBITDA(i)	2,024	140	11	(899)	2	1,277
EBITDA from discontinued operations	—	73	—	—	—	73
EBITDA incl. discontinued operations	2,024	213	11	(899)	2	1,351
Capex(ii)	(855)	(99)	(1)	237	—	(718)
Changes in working capital and others(iii)	(53)	(6)	(10)	27	—	(42)
Taxes paid	(239)	(18)	1	124	—	(132)
Operating Free Cash Flow(iv)	877	90	1	(511)	2	459
Total assets(v)	10,411	1,482	598	(5,420)	2,393	9,464
Total liabilities	5,484	1,673	1,465	(1,961)	(478)	6,183

F-60

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0167
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

	Latin America	Africa	Unallocated	Guatemala and Honduras(vi)	Eliminations and Transfers	Total
	(US$ millions)
Year ended December 31, 2016
Mobile revenue	3,318	541	—	(1,514)	—	2,343
Fixed revenue	1,611	15	—	(191)	—	1,437
Other revenue	37	6	—	(4)	—	39
Service revenue	4,966	562	—	(1,709)	—	3,820
Telephone and equipment and other revenue	386	2	—	(165)	—	223
Revenue	5,352	565	—	(1,875)	(1)	4,043
Operating profit (loss)	721	43	4	(394)	116	490
Add back:
Depreciation and amortization	1,173	113	7	(441)	1	853
Share of profit in our joint ventures in Guatemala and Honduras	—	—	—	—	(115)	(115)
Other operating income (expenses), net	42	2	(6)	(24)	—	14
EBITDA(i)	1,935	158	5	(859)	1	1,241
EBITDA from discontinued operations	—	77	—	—	—	77
EBITDA incl. discontinued operations	1,935	235	5	(859)	1	1,319
Capex(ii)	(886)	(161)	(6)	242	—	(811)
Changes in working capital and others(iii)	37	(2)	(33)	24	—	26
Taxes paid	(233)	(33)	(9)	145	—	(130)
Operating Free Cash Flow(iv)	853	39	(43)	(448)	1	404
Total assets(v)	10,386	1,406	1,357	(5,589)	2,067	9,627
Total liabilities	5,229	1,852	1,997	(1,942)	(877)	6,258

	Latin America	Africa	Unallocated	Eliminations and transfers	Total
	(US$ millions)
Year ended December 31, 2015
Mobile revenue	3,580	514	—	—	4,094
Fixed revenue	1,621	6	—	—	1,626
Other revenue	37	3	—	—	39
Service revenue	5,237	522	—	—	5,759
Telephone and equipment and other revenue	502	2	—	—	505
Revenue	5,740	525	—	—	6,264
Operating profit (loss)	948	9	(11)	—	946

F-61

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0168
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

	Latin America	Africa	Unallocated	Eliminations and transfers	Total
	(US$ millions)
Add back:
Depreciation and amortization	1,087	109	4	—	1,200
Share of profit in our joint ventures in Guatemala and Honduras	—	—	—	—	—
Other operating income (expenses), net	7	2	3	—	12
EBITDA(i)	2,042	120	(4)	—	2,158
EBITDA from discontinued operations	—	19	—	—	19
EBITDA incl. discontinued operations	2,042	139	(4)	—	2,177
Capex(ii)	(950)	(207)	8	—	(1,149)
Changes in working capital and others(iii)	18	(14)	77	—	81
Taxes paid	(230)	(16)	(6)	—	(252)
Operating Free Cash Flow(iv)	880	(98)	75	—	857
Total assets(v)	10,566	1,979	2,044	(4,191)	10,398
Total liabilities	5,128	2,279	2,769	(3,506)	6,670

(i)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(ii)	Cash spent for capex excluding spectrum and licenses of US$53 million (2016: US$39 million; 2015: US$47 million) and cash received on tower deals of US$167 million (2016: nil; 2015: nil).

(iii)	Changes in working capital and others include changes in working capital as stated in the cash flow statement, as well as share-based payments expense.

(iv)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense) and taxes paid.

(v)	Segment assets include goodwill and other intangible assets.

(vi)	Including eliminations for Guatemala and Honduras as reported in the Latam segment.

(vii)	See note E.3.2. DRC, Senegal, Rwanda and Ghana operations were part of the Africa segment.

B.4. People

Number of permanent employees

	2017	2016	2015
Continuing operations(i)	14,404	13,211	11,522
Joint ventures (Guatemala, Honduras and Ghana – for 2017)	4,326	4,023	3,323
Discontinued operations	397	751	1,111
Total	19,127	17,985	15,956

(i)	Emtelco headcount are excluded from this report and any internal reporting because their costs are classified as direct costs and not employee related costs.

	Notes	2017	2016	2015
		(US$ millions)
Wages and salaries		(320)	(290)	(432)
Social security		(57)	(67)	(64)
Share based compensation	B.4.1.	(22)	(14)	(19)
Pension and other long-term benefit costs	B.4.2.	(8)	(6)	(20)
Other employee related costs		(45)	(74)	(59)
Total		(451)	(451)	(594)

F-62

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0169
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

B.4.1. Share based compensation

Millicom shares granted to management and key employee compensation includes share based compensation in the form of long-term share incentive plans. In 2015, Millicom issued four types of plans, a deferred share plan, a performance share plan, an executive share plan and the sign-on CEO share plan (which is a one-off plan). Up until 2015, Millicom had two types of plan, a future performance plan and a deferred share plan. Since 2016, Millicom has two types of plans, a performance share plan and a deferred share plan. The different plans are further detailed below.

Cost of share based compensation

	2017	2016	2015
	(US$ millions)
2013 incentive plans	—	—	2
2014 incentive plans	—	(1)	(6)
2015 incentive plans	(3)	(3)	(15)
2016 incentive plans	(6)	(10)	—
2017 incentive plans	(12)	—	—
Total share based compensation	(22)	(14)	(19)

Deferred share plan (unchanged from 2014)

For the deferred awards plan, participants are granted shares based on past performance, with 16.5% of the shares vesting on January 1 of each of year one and two, and the remaining 67% on 1 January of year three. Vesting is conditional upon the participant remaining employed with Millicom at each vesting date. The cost of this long-term incentive plan, which is not conditional on performance conditions, is calculated as follows:

Fair value (share price) of Millicom’s shares at grant date x number of shares expected to vest.

Future Performance Share plan (valid until 2014 and replaced by the Performance Share Plan as from 2015)

For the future performance plan, participants earn the right to receive shares on the third anniversary of the grant date. The right and the number of shares that vest are conditional 50% based on Return on Capital Investment (ROIC) and 50% based on EPS and upon the participant remaining employed with Millicom at the vesting date. The cost of this long-term incentive plan, which is not conditional on market conditions, is calculated in the same way as the deferred share plan above. At 31 December 2016, the 2014 future performance plan is vested.

Sign-on CEO share plan (issued in 2015 – one off)

As part of his employment contract Millicom CEO (from April 1, 2015) received a sign-on grant of 77,344 shares. Vesting is conditional, among other conditions, on the CEO not being dismissed for cause. The cost of this long-term incentive plan, which is not conditional on market conditions, is calculated in the same way as the deferred share plan above. The expense for this plan has been taken in full during 2015.

Performance share plan (issued in 2015)

Under this plan, shares granted will vest at the end of the three-year period, subject to performance conditions, 62.5% based on Absolute Total Shareholder Return (TSR) and 37.5% based on actual vs budgeted EBITDA minus CAPEX minus Change in Working Capital (Free Cash Flow). As the TSR measure is a market condition, the fair value of the shares in the performance share plan requires consideration of potential adjustments for future market-based conditions at grant date.

For this, a specific valuation has been performed at grant date based on the probability of the TSR conditions being met (and to which extent) and the expected payout based upon leaving conditions.

F-63

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0170
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The Free Cash Flows (FCF) condition is a non-market measure which has been considered together with the leaving estimate and based initially on a 100% fulfillment expectation. The reference share price for 2015 performance share plan is the same share price as the share price for the deferred share plan. As at December 31, 2017, this plan is vested.

Executive share plan (issued in 2015 – one off)

Under this plan, shares were granted to the CEO and CFO based on an allocated holding of 3,333 (CEO) and 2,000 (CFO) shares for which vesting occurs based on three components at multipliers based on market conditions (a TSR for component A and B) and performance conditions (on actual vs budgeted FCF for component C). The maximum number of shares that might vest under the plan is 26,664 (CEO) and 14,000 (CFO). Subject to the vesting criteria, shares under this plan will vest at the end of a three-year period.

Similarly to the performance share plan, a specific valuation has been performed based on the probability of the TSR conditions being met (and to which extent) and the expected payout based upon leaving conditions. The FCF condition being a non-market measure, it has been considered together with the leaving estimate and based initially on a 100% fulfillment expectation. Therefore, the reference share price is the share price on the date that the CEO and the CFO agreed to the executive share plan.

Performance share plan (issued since 2016)

Shares granted under this performance share plan vest at the end of the three-year period, subject to performance conditions, 25% based on Positive Absolute Total Shareholder Return (Absolute TSR), 25% based on Relative Total Shareholder Return (Relative TSR) and 50% based on budgeted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) minus Capital Expenditure (Capex) minus Change in Working Capital (CWC) (Free Cash Flow).

This performance share plan is measured similarly to the performance share plan issued in 2015, see above.

For the performance share plans and the executive share plan, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as at grant date.

Assumptions and fair value of the shares under the TSR portion

	Risk-free rate %	Dividend yield %	Share price volatility(i) %	Award term (years)	Share fair value (in US$)
Performance share plan 2017 (Relative TSR)	(0.40)	3.80	22.50	2.92	27.06
Performance share plan 2017 (Absolute TSR)	(0.40)	3.80	22.50	2.92	29.16
Performance share plan 2016 (Relative TSR)	(0.65)	3.49	30.00	2.61	43.35
Performance share plan 2016 (Absolute TSR)	(0.65)	3.49	30.00	2.61	45.94
Performance share plan 2015	(0.32)	2.78	23.00	2.57	32.87
Executive share plan 2015 – Component A	(0.32)	N/A	23.00	2.57	53.74
Executive share plan 2015 – Component B	(0.32)	N/A	23.00	2.57	29.53

(i)	Historical volatility retained was determined on the basis of a three-year historic average.

The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows:

Fair value (market value) of shares at grant date (as calculated above) x number of shares expected to vest.

The cost of these plans is recognized, together with a corresponding increase in equity (share compensation reserve), over the period in which the performance and/or employment conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award. Adjustments are made to the expense recorded for forfeitures, mainly due to management and employees leaving Millicom. Non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.

F-64

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0171
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. These are treated as vested, regardless of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Plan awards and shares expected to vest

	2017 plans		2016 plans		2015 plans				2014 plans		2013 plans
	Performance plan	Deferred plan	Performance plan	Deferred plan	Performance plan	Executive plan	CEO plan	Deferred plan	Future plan	Deferred plan	Future plan	Deferred plan
	(number of shares)
Initial shares granted	279,807	438,505	200,617	287,316	98,137	40,664	77,344	237,620	164,015	219,767	173,586	208,979
Additional shares granted(i)	2,868	29,406	—	—	—	—	3,537	—	—	1,306	13,453	4,165
Revision for forfeitures	(6,590)	(32,884)	(30,649)	(53,653)	(37,452)	—	—	(67,528)	(124,603)	(79,702)	(151,967)	(76,184)
Total before issuances	276,085	435,027	169,968	233,663	60,685	40,664	80,881	170,092	39,412	141,371	35,072	136,960
Shares issued in 2014	—	—	—	—	—	—	—	—	—	—	—	(31,977)
Shares issued in 2015	—	—	—	—	—	—	—	—	—	(32,555)	—	(25,889)
Shares issued in 2016	—	—	(1,214)	(1,733)	(771)	—	(25,781)	(38,745)	—	(25,508)	(35,072)	(79,084)
Shares issued in 2017	—	(2,686)	(752)	(43,579)	(357)	—	(28,139)	(30,124)	(39,412)	(83,308)	—	—
Performance conditions	—	—	—	—	—	—	—	—	—	—	—	—
Shares still expected to vest	276,085	432,341	168,002	188,351	59,557	40,664	26,961	101,223	n/a	n/a	n/a	n/a
Estimated cost over the vesting period (US$ millions)	10	21	5	6	4	2	6	12	n/a	n/a	n/a	n/a

(i)	Additional shares granted represent grants made for new joiners and/or as per CEO contractual arrangements.

B.4.2. Pension and other long-term employee benefit plans

Pension plans

The pension plans apply to employees who meet certain criteria (including years of service, age and participation in collective agreements).

Pension and other similar employee related obligations can result from either defined contribution plans or defined benefit plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. No further payment obligations exist once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in future payments is available.

Defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using an appropriate discount rate based on maturities of the related pension liability.

F-65

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0172
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Re-measurement of net defined benefit liabilities are recognized in other comprehensive income and not reclassified to the income statement in subsequent years.

Past service costs are recognized in the income statement on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit asset/liability.

Long-service plans

Long-service plans apply for Colombian subsidiary UNE employees with more than five years of service whereby additional bonuses are paid to employees that reach each incremental length of service milestone (from five to 40 years).

Termination plans

In addition, UNE has a number of employee defined benefit plans. The level of benefits provided under the plans depends on collective employment agreements and Colombian labor regulations. There are no defined assets related to the plans, and UNE make payments to settle obligations under the plans out of available cash balances.

At December 31, 2017, the defined benefit obligation liability amounted to US$39 million (2016: US$37 million) and payments expected in the plans in future years totals US$87 million (2016: US$86 million). The average duration of the defined benefit obligation at December 31, 2017 is seven years (2016: seven years). The termination plans apply to employees that joined UNE prior to December 30, 1996. The level of payments depends on the number of years in which the employee has worked before retirement or termination of their contract with UNE.

Except for the UNE pension plan described above, there are no other significant defined benefits plans in the Group.

B.4.3. Directors and executive management

The remuneration of the members of the Board of Directors comprises an annual fee and shares. Director remuneration is proposed by the Nomination Committee and approved by the shareholders at their Annual General Meeting (AGM).

Remuneration charge for the Board (gross of withholding tax)

	2017	2016	2015
	(US$ ’000)
Chairperson	233	243	180
Other members of the Board	889	900	878
Total(i)(ii)	1,122	1,143	1,058

(i)	Cash compensation converted from SEK to USD at exchange rates on payment dates each year. Share based compensation based on the market value of Millicom shares on the corresponding AGM date (2017: in total 8,731 shares; 2016: in total 8,002 shares; 2015: in total 5,883 shares). Net remuneration comprised 52% in shares and 48% in cash (SEK) (2016: 50% in shares and 50% in cash; 2015: 38% in shares and 62% in cash).

(ii)	In addition, in 2015, US$62,700 (EUR 57,000) was paid to three directors for their work on the special committee.

F-66

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0173
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Shares beneficially owned by the Directors

	2017	2016
	(number of shares)
Chairperson	7,000	3,000
Other members of the Board	20,067	24,316
Total	27,067	27,316

The remuneration of executive management of Millicom comprises an annual base salary, an annual bonus, share based compensation, social security contributions, pension contributions and other benefits. Bonus and share based compensation plans (see note B.4.1.) are based on actual and future performance. Share based compensation is granted once a year by the Compensation Committee of the Board.

If the employment of Millicom’s senior executives is terminated, severance of up to 12 months’ salary is potentially payable.

The annual base salary and other benefits of the Chief Executive Officer (CEO) and the Executive Vice Presidents (Executive team) are proposed by the Compensation Committee and approved by the Board.

Remuneration charge for the Executive Team

	CEO	CFO	Executive Team (9 members)(iii)
	(US$ ’000)
2017
Base salary	1,000	648	3,822
Bonus	707	455	1,590
Pension	150	97	629
Other benefits	64	15	1,193
Total before share based compensation	1,921	1,215	7,233
Share based compensation(i)(ii) in respect of 2017 LTIP	2,783	1,492	5,202
Total	4,704	2,707	12,435

Remuneration charge for the Executive team

	CEO	CFO	Executive team (9 members)
	(US$ ’000)
2016
Base salary	1,000	599	3,797
Bonus	660	450	1,411
Pension	150	82	513
Other benefits	48	18	720
Total before share based compensation	1,858	1,149	6,441
Share based compensation(i)(ii) in respect of 2016 LTIP	2,660	1,481	4,031
Total	4,518	2,630	10,472

F-67

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0174
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Remuneration charge for the Executive team

	CEO	CFO	Executive team (10 members)
	(US$ ’000)
2015
Base salary	750	989	3,721
Bonus	1,006	1,206	1,870
Pension	113	95	671
Other benefits	11	14	1,085
Termination benefits	—	—	682
Total before share based compensation	1,880	2,304	8,029
Share based compensation(i)(ii) in respect of 2016 LTIP	7,501	1,051	3,823
Total	9,381	3,355	11,852

(i)	See note B.4.1.

(ii)	Share awards of 61,724 and 167,371 were granted in 2017 under the 2017 LTIPs to the CEO, and Executive Team (2016: 49,171 and 104,573, respectively; 2015: 104,800 and 64,930, respectively).

(iii)	Other Executives’ compensation includes Daniel Loria, former CHRO.

Shares and unvested share awards beneficially granted to the Executive team

	CEO	Executive team	Total
	(number of shares)
2017
Shares	53,920	58,129	112,049
Share awards not vested	148,324	299,067	447,391
2016
Shares	27,020	34,472	61,492
Share awards not vested	114,739	173,399	288,138

B.5. Other non-operating (expenses) income, net

Non-operating items mainly comprise changes in fair value of derivatives and the impact of foreign exchange fluctuations on results of the Group.

	Year ended December 31,
	2017	2016	2015
	(US$ millions)
Change in carrying value / lapse of put options (see note C.6.3.)	—	—	125
Change in carrying value / lapse of call options (see note C.6.3.)	—	—	(71)
Loss on deconsolidation of Honduras and Guatemala, including recycling of foreign currency exchange losses accumulated in equity (see note A.2.2.)	—	—	(391)
Change in fair value of derivatives (see note D.1.2.)	(22)	3	32
Exchange gain (loss), net	18	25	(280)
Other non-operating income (expenses), net	—	(9)	(15)
Total	(4)	20	(600)

Foreign exchange gains and losses

Transactions denominated in a currency other than the functional currency are translated into the functional currency using exchange rates prevailing at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions, and on translation of monetary assets and liabilities denominated in currencies other than the functional currency at year-end exchange rates, are recognized in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges.

F-68

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0175
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

B.6. Taxation

B.6.1. Income tax expense

Tax mainly comprises income taxes of subsidiaries and withholding taxes on intragroup dividends and royalties for use of Millicom trademarks and brands. Millicom operations are in jurisdictions with income tax rates of 10% to 40% levied on either revenue or profit before income tax (2016: 10% to 40%; 2015: 10% to 40%). Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement.

Income tax charge

	2017	2016	2015
	(US$ millions)
Income tax (charge) credit
Withholding tax	(74)	(44)	(76)
Other income tax relating to the current year	(85)	(74)	(200)
	(159)	(118)	(276)
Adjustments in respect of prior years	(12)	(26)	5
	(171)	(144)	(271)
Deferred tax (charge) credit
Origination and reversal of temporary differences	15	45	47
Effect of change in tax rates	19	1	(15)
	34	46	32
(Increase) decrease in unrecognized deferred tax assets	(30)	(88)	(15)
	4	(42)	17
Adjustments in respect of prior years	9	7	(15)
	13	(35)	2
Tax (charge) credit on continuing operations	(158)	(179)	(269)
Tax (charge) credit on discontinuing operations	—	6	(22)
Total tax (charge) credit	(158)	(173)	(291)

Reconciliation between the tax expense and tax at the weighted average statutory tax rate is as follows:

Income tax calculation

	2017			2016			2015
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(US $ millions)
Profit before tax	176	51	227	109	(26)	83	64	(217)	(153)
Tax at the weighted average statutory rate	(12)	(10)	(22)	9	6	15	17	68	85
Effect of:
Items taxed at a different rate	(11)	—	(11)	13	—	13	21	—	21
Change in tax rates on deferred tax balances	19	—	19	1	—	1	(15)	—	(15)
Expenditure not deductible and income not taxable	(66)	7	(59)	(65)	8	(57)	(222)	(17)	(239)
Unrelieved withholding tax	(73)	—	(73)	(43)	—	(43)	(75)	(2)	(77)
Accounting for associates and joint ventures	17	—	17	29	—	29	24	—	24
Movement in deferred tax on unremitted earnings	1	—	1	(16)	—	(16)	6	—	6
Unrecognized deferred tax assets	(31)	(10)	(41)	(105)	(15)	(120)	(79)	(78)	(157)
Recognition of previously unrecognized deferred tax assets	1	13	14	17	—	17	64	—	64
Adjustments in respect of prior years	(3)	—	(3)	(19)	7	(12)	(10)	7	(3)
Total tax (charge) credit	(158)	—	(158)	(179)	6	(173)	(269)	(22)	(291)
Weighted average statutory tax rate	6.82%		9.69%	(8.26)%		(17.90)%	(26.56)%		55.56%
Effective tax rate	89.77%		69.60%	164.22%		207.10%	420.31%		(190.20)%

F-69

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0176
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

B.6.2. Current tax assets and liabilities

Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the statement of financial position date.

B.6.3. Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the statement of financial position date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting, nor taxable profit or loss.

Deferred tax assets are recognized for all temporary differences including unused tax credits and tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, except where the deferred tax assets relate to deductible temporary differences from initial recognition of an asset or liability in a transaction that is not a business combination, and, at the time of the transaction, affects neither accounting, nor taxable profit or loss.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilize them. Unrecognized deferred tax assets are reassessed at each statement of financial position date and are recognized to the extent it is probable that future taxable profit will enable the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rate expected to apply in the year when the assets are realized or liabilities settled, based on tax rates and tax laws that have been enacted or substantively enacted at the statement of financial position date. Deferred tax assets and deferred tax liabilities are offset where legally enforceable set off rights exist and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax

	Fixed assets	Unused tax losses	Unremitted earnings	Other	Offset	Total
	(US$ millions)
Balance at December 31, 2015	(47)	109	(16)	92	—	138
Transfers to Assets Held for Sale	(1)	—	—	—	—	(1)
(Charge)/credit to income statement	24	3	(16)	(47)	—	(36)
(Charge)/credit to other comprehensive income	—	—	—	1	—	1
Exchange differences	1	1	—	5	—	7
	(23)	113	(32)	51	—	109
Deferred tax assets	84	113	—	65	(96)	166
Deferred tax liabilities	(107)	—	(32)	(14)	96	(57)
Balance at December 31, 2016	(23)	113	(32)	51	—	109
(Charge)/credit to income statement	53	(61)	1	20		13
Exchange differences	2	—	(1)	1	—	2
	32	52	(32)	72	—	124
Deferred tax assets	88	52	—	79	(39)	180
Deferred tax liabilities	(56)	—	(32)	(7)	39	(56)
Balance at December 31, 2017	32	52	(32)	72	—	124

F-70

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0177
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Deductible temporary differences

	Fixed assets	Unused tax losses	Other	Total
	(US$ millions)
At December 31, 2017	68	4,844	162	5,074
At December 31, 2016	68	4501	190	4,759

Unrecognized loss carryforwards expire as follows:

Unrecognized tax losses related to continuing operations

	2017	2016	2015
	(US$ millions)
Expiry:
Within one year	39	27	152
Within one to five years	494	493	282
No expiry	4,311	3,981	2,202
Total	4,844	4,501	2,636

With effect from 2017, Luxembourg tax losses incurred may be carried forward for a maximum of 17 years. Losses incurred before 2017 may be carried forward without limitation of time.

At December 31, 2017, Millicom had US$842 million of unremitted earnings of Millicom operating subsidiaries for which no deferred tax liabilities were recognized (2016: US$873 million; 2015: US$921 million). Except for intragroup dividends to be paid out of 2017 profits in 2018 for which deferred tax of US$32 million (2016: US$32 million; 2015: US$16 million) has been provided, it is anticipated that intragroup dividends paid in future periods will be made out of profits of future periods.

B.7. Earnings per share

Basic earnings per share are calculated by dividing net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of dilutive potential shares.

Net profit/(loss) used in the earnings per share computation

	2017	2016	2015
	(US$ millions)
Basic and diluted:
Net profit/(loss) attributable to equity holders from continuing operations	34	(12)	(320)
Net profit attributable to equity holders from discontinued operations	51	(20)	(239)
Net profit/(loss) attributable to all equity holders to determine the basic earnings per share	85	(32)	(559)

F-71

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0178
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Weighted average number of shares in the earnings per share computation

	2017	2016	2015
	(thousands of shares)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	100,384	100,337	100,144
Potential incremental shares as a result of share options	—	—	10
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	100,384	100,337	100,154

C. Capital structure and financing

C.1. Share capital, share premium and reserves

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Where any Group company purchases the Company’s share capital, the consideration paid, including any directly attributable incremental costs, is shown under Treasury shares and deducted from equity attributable to the Company’s equity holders until the shares are canceled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects is included in equity attributable to the Company’s equity holders.

Share capital, share premium

	2017	2016
Authorized and registered share capital (number of shares)	133,333,200	133,333,200
Subscribed and fully paid up share capital (number of shares)	101,739,217	101,739,217
Par value per share	US$1.50	US$1.50
Share capital (US$ millions)	153	153
Share premium (US$ millions)	484	485
Total (US$ millions)	637	638

Other equity reserves

	Legal reserve	Equity settled transaction reserve	Hedge reserve	Currency translation reserve	Pension obligation reserve	Total
	(US$ millions)
As of December 31, 2014	16	44	2	(453)	1	(389)
Share based compensation	—	19	—	—	—	19
Issuance of shares – 2012, 2013, 2014 LTIPs	—	(18)	—	—	—	(18)
Cash flow hedge reserve movement	—	—	(3)	—	—	(3)
Effect of deconsolidation	—	—	—	192	—	192
Currency translation movement	—	—	—	(332)	—	(332)
As of December 31, 2015	16	46	(1)	(593)	1	(531)
Share based compensation	—	14	—	—	—	14
Issuance of shares – 2013, 2014, 2015 LTIPs	—	(17)	—	—	—	(17)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	(3)	—	—	(3)
Currency translation movement	—	—	—	(23)	—	(23)
As of December 31, 2016	16	43	(4)	(616)	(1)	(562)
Share based compensation	—	22	—	—	—	22
Issuance of shares – 2014, 2015, 2016 LTIPs	—	(18)	—	—	—	(18)
Remeasurements of post-employment benefit obligations	—	—	—	—	(2)	(2)
Cash flow hedge reserve movement	—	—	4	—	—	4
Currency translation movement	—	—	—	85	—	85
As of December 31, 2017	16	47	—	(532)	(4)	(472)

F-72

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0179
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

C.1.1. Legal reserve

If Millicom International Cellular S.A. reports an annual net profit on a non-consolidated basis, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. No appropriation was required in 2016 or 2017 as the 10% minimum level was reached in 2011 and maintained each subsequent year.

C.1.2. Equity settled transaction reserve

The cost of LTIPs is recognized as an increase in the equity-settled transaction reserve over the period in which the performance and/or service conditions are rendered. When shares under the LTIPs vest and are issued the corresponding reserve is transferred to share premium.

C.1.3. Hedge reserve

The effective portions of changes in value of cash flow hedges are recorded in the hedge reserve (see note C.1.).

C.1.4. Currency translation reserve

In the financial statements, the relevant captions in the statements of financial position of subsidiaries without US dollar functional currencies are translated to US dollars using the closing exchange rate. Income statements or income statement captions (including those of joint ventures and associates) are translated to US dollars at monthly average exchange rates during the year. The currency translation reserve includes foreign exchange gains and losses arising from these translations.

C.2. Dividend distributions

On May 4, 2017, a dividend distribution of US$2.64 per share from Millicom’s retained profits at December 31, 2016, was approved by the shareholders at the AGM and distributed in May 2017.

On May 17, 2016, a dividend distribution of US$2.64 per share from Millicom’s retained profits at December 31, 2015, was approved by the shareholders at the AGM and distributed in May 2016.

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. At December 31, 2017, US$345 million (December 31, 2016: US$321 million) of Millicom’s retained profits represent statutory reserves that are unavailable to be distributed to owners of the Company.

F-73

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0180
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

C.3. Debt and financing

Debt and financing by type

	Note	2017	2016
		(US$ millions)
Debt and financing due after more than one year
Bonds	C.3.1.	2,147	2,561
Banks	C.3.2.	1,158	940
Finance leases	C.3.4.	362	290
Other financing		74	95
Total non-current financing		3,742	3,886
Less: portion payable within one year		(142)	(65)
Total non-current financing due after more than one year		3,600	3,821
Debt and financing due within one year
Bonds	C.3.1.	—	—
Banks	C.3.2.	40	—
Finance leases	C.3.4.	3	5
Other financing		—	10
Total current debt and financing		43	15
Add: portion of non-current debt payable within one year		142	65
Total		185	80
Total debt and financing		3,785	3,901

(i)       See note D.1.1 for further details on maturity profile of the Group debt and financing.

Debt and financing by location

	2017	2016
	(US$ millions)
Millicom International Cellular S.A. (Luxembourg)	1,255	1,747
Colombia	1,130	841
Paraguay	488	408
Bolivia	352	306
Tanzania	217	192
Rwanda	50	80
Chad	70	76
Ghana(i)	—	54
Senegal(i)	—	14
Costa Rica	76	92
El Salvador	147	89
Total debt and financing	3,785	3,901

(i)	Classified as assets held for sale in the course of 2017. See note E.3.2.

Debt and financings are initially recognized at fair value, net of directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest rate method or at fair value. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the consolidated income statement over the period of the borrowing. Borrowings are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months from the statement of financial position date.

F-74

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0181
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

C.3.1. Bond financing

Bond financing

	Note	Country	Maturity	Interest Rate %	2017	2016
					(US$ millions)
SEK Senior Unsecured Variable Rate Notes	(1)	Luxembourg	2019	STIBOR +3.3(i)	243	217
USD 4.75% Senior Notes	(2)	Luxembourg	2020	4.75	—	333
USD 6% Senior Notes	(3)	Luxembourg	2025	6	496	495
USD 6.625% Senior Notes	(4)	Luxembourg	2021	6.625	—	652
USD 5.125% Senior Notes	(5)	Luxembourg	2028	5.125	494	—
USD 6.75% Senior Notes	(6)	Paraguay	2022	6.75	296	296
BOB 4.75% Notes	(7)	Bolivia	2020	4.75	86	112
BOB 4.05% Notes	(7)	Bolivia	2020	4.05	11	15
BOB 4.85% Notes	(7)	Bolivia	2023	4.85	85	85
BOB 3.95% Notes	(7)	Bolivia	2024	3.95	50	50
BOB 4.30% Notes	(7)	Bolivia	2029	4.30	25	25
BOB 4.30% Notes	(7)	Bolivia	2022	4.30	30	—
BOB 4.70% Notes	(7)	Bolivia	2024	4.70	35	—
BOB 5.30% Notes	(7)	Bolivia	2026	5.30	13	—
UNE Bond 1 (tranches A and B)	(8)	Colombia	2020	CPI + 5.10	50	50
UNE Bond 2 (tranches A and B)	(8)	Colombia	2023	CPI + 3.70 / 4.80	50	50
UNE Bond 3 (tranche A)	(8)	Colombia	2024	9.35	54	53
UNE Bond 3 (tranche B)	(8)	Colombia	2026	CPI+4.15	85	85
UNE Bond 3 (tranche C)	(8)	Colombia	2036	CPI+4.89	43	43
Total bond financing					2,147	2,561

(i)	STIBOR – Swedish Interbank Offered Rate.

(1)       SEK Senior Unsecured Notes

In April and September 2016, Millicom redeemed for cash any and all of its SEK 250 million (approximately US$31 million) 5.125% Senior Unsecured Fixed Rate Notes due 2017 (the Fixed Rate Notes) and its SEK 1.75 billion (approximately US$219 million) STIBOR +3.500% Senior Unsecured Floating Rate Notes due 2017 (the Floating Rate Notes, and together with the Fixed Rate Notes, the Notes).

The total early redemption fees amounting to US$8 million have been recorded under interest and other financial expenses. The remaining US$1 million of related unamortized costs were also expensed during 2016.

On April 21, 2016, Millicom also completed the placing of a new SEK 2 billion (approximately US$250 million) three-year floating rate bond in the Swedish market. The new bond has a floating rate coupon of three months STIBOR +3.3% and will mature on April 17, 2019, with a first call option on April 17, 2018. The bond was issued at 100% of the principal. US$2.5 million of withheld and upfront costs are being amortized over the three year life of the bond. The covenant is set at 3.0x net debt/EBITDA.

(2)       USD 4.75% Senior Notes

On May 22, 2013, Millicom issued a US$500 million fixed interest rate bond to refinance most of the external debt outstanding at the time in its African operations. Withheld costs of issuance of US$10 million and paid costs of US$9 million are amortized over the seven-year life of the notes (effective interest rate of 5.29%).

In November 2016, MIC S.A. announced an offer to purchase for cash up to US$300 million of its 4.750% Senior Notes due 2020 and its 6.625% Senior Notes due 2021 (the Notes). In December 2016, the Company confirmed that it had accepted to purchase US$300 million in aggregate principal amount of the Notes of which US$158 million of its 4.750% Senior Notes due 2020. The early redemption fees amounting to US$3 million and US$3 million of related unamortized costs have been expensed in December 2016 under interest and other financial expenses.

F-75

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0182
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

In June 2017, the Company announced the redemption of all of the aggregate principal amount of the outstanding 4.750% Senior Notes due 2020 ($342 million). The early redemption fees amounting to US$8 million and US$7 million of related unamortized costs have been expensed in June 2017 under interest and other financial expenses. At December 31, 2017, there are no 2020 Notes outstanding.

(3)       USD 6% Senior Notes

On March 11, 2015, Millicom issued a US$500 million 6% fixed interest rate bond repayable in ten years, to repay the El Salvador 8% Senior Notes and for general corporate purposes. The bond was issued at 100% of the principal and has an effective interest rate of 6.132%. US$7.2 million of withheld and upfront costs are being amortized over the ten-year life of the bond.

(4)       USD 6.625% Senior Notes

On October 16, 2013, Millicom issued a US$800 million bond. The funds were used to finance the Colombian Merger (see note A.1.2.), and released from the escrow account prior to completion of the merger on August 14, 2014 (effective interest rate of 7.17%).

As part of the offer for early redemption described in (2) above, the Company confirmed that it had accepted for purchase US$142 million of principal of its 6.625% Senior Notes due 2021. The early redemption fees amounting to US$8 million and US$2 million of related unamortized costs had been expensed in December 2016 under interest and other financial expenses.

On September 11, 2017, the Group made a tender offer for the outstanding 6.625% Senior Notes. On September 20, 2017, MIC S.A. repurchased US$186 million in principal amount in the tender offer using the proceeds of the issue of the 5.125% Notes – see below. Also on September 11, 2017, the Group delivered a redemption notice for the 6.625% Senior Notes. MIC S.A. redeemed the remaining US$473 million in principal amount on October 15, 2017. The total early redemption fees amounting to US$22 million and US$6 million of related unamortized costs have been expensed in September 2017 under interest and other financial expenses. At December 31, 2017, there are no 2021 Notes outstanding.

(5)       USD 5.125% Senior Notes

On September 20, 2017, MIC S.A. issued a US$500 million, ten-year bond with an interest rate of 5.125% at an issue price of 100% (the 5.125% Notes) and will mature in 2028. Costs of issuance of US$7 million are amortized over the life of the notes (effective interest rate is 5.24%).

(6)       USD 6.75% Senior Notes

On December 7, 2012, Telefónica Celular del Paraguay S.A., Millicom’s fully owned subsidiary in Paraguay issued US$300 million of notes at 100% of the aggregate principal amount. Distribution and other transaction fees of US$7 million reduced the total proceeds from issuance to US$293 million. The 6.75% Senior Notes have a 6.75% per annum coupon with interest payable semi-annually in arrears on June 13 and 13 December. The effective interest rate is 7.12%.

The 6.75% Senior Notes are general unsecured obligations of Telefónica Celular del Paraguay S.A. and rank equal in right of payment with all future unsecured and unsubordinated obligations of Telefónica Celular del Paraguay S.A. The 6.75% Senior Notes are unguaranteed.

(7)       BOB Notes

In May 2012, Telecel Bolivia issued Boliviano (BOB) 1.36 billion of notes repayable in installments until April 2, 2020. Distribution and other transaction fees of BOB5 million reduced the total proceeds from issuance to BOB 1.32 billion (US$191 million). The bond has a 4.75% per annum coupon with interest payable semi-annually in arrears in May and November each year. The effective interest rate is 4.79%.

F-76

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0183
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

In November 2015, Telecel Bolivia issued BOB696 million (approximately US$100 million) of notes in two series, A for BOB104.4 million (approximately US$15 million), with a fixed annual interest rate of 4.05%, maturing in August 2020 and series B for BOB591.6 million (approximately US$85 million) with a fixed annual interest rate of 4.85%, maturing in August 2023. The bond has coupon with interest payable semi-annually in arrears in March and September during the first two years, thereafter each February and August. The effective interest rate is 4.84%. In the placement, the final interest rate was reduced as Telecel Bolivia took advantage of strong demand for the bonds resulting in a reduction of the average interest rate to 4.55%. Telecel Bolivia received BOB4.59 million in excess of the BOB696 million issued (upfront premium).

On August 11, 2016, the operation in Bolivia issued a new bond for a total amount of BOB522 million consisting of two tranches (approximately US$50 million and US$25 million, respectively). Tranche A and B bear fixed interest at 3.95% and 4.30%, and will mature in June 2024 and June 2029, respectively.

On October 12, 2017, Tigo Bolivia placed approximately US$80 million of local currency debt in three tranches, which will mature in 2022, 2024 and 2026 and bear an average interest rate of 4.66%.

(8)       UNE Bonds

In March 2010, UNE issued a COP300 billion (approximately US$126 million) bond consisting of two tranches with five and ten-year maturities. Interest rates are either fixed or variable depending on the tranche. Tranche A bears variable interest, based on CPI, in Colombian peso and paid in Colombian peso. Tranche B bears variable interest, based on fixed term deposits, in Colombian peso and paid in Colombian peso. UNE applied the proceeds to finance its investment plan. Tranche A matured in March 2015 and tranche B will mature in March 2020.

In May 2011, UNE issued a COP300 billion (approximately US$126 million) bond consisting of two equal tranches with five and 12-year maturities. Interest rates are variable and depend on the tranche. Tranche A bears variable interest, based on CPI, in Colombian peso and paid in Colombian peso. Tranche B bears variable interest, based on fixed term deposits, in Colombian peso and paid in Colombian peso. UNE applied the proceeds to finance its investment plan. Tranche A matured in October 2016 and tranche B will mature in October 2023.

In May 2016, UNE issued a COP540 billion bond (approximately US$176 million) consisting of three tranches (approximately US$52 million, US$83 million and US$41 million respectively). Interest rates are either fixed or variable depending on the tranche. Tranche A bears fixed interest at 9.35%, while tranche B and C bear variable interest, based on CPI, (respective margins of CPI + 4.15% and CPI + 4.89%), in Colombian peso.

UNE applied the proceeds to finance its investment plan and repay one bond (COP150 billion tranche). Tranches A, B and C will mature in May 2024, May 2026 and May 2036, respectively.

C.3.2. Bank and Development Financial Institution financing

	Country	Maturity	Interest rate %	2017	2016
				(US$ millions)
Fixed rate loans
Long-term loans	Paraguay	2020/2023	9.0	106	103
PYG Long-term loan	Paraguay	2022	10.0	65	—
Variable rate loans
USD Long-term loans	Costa Rica	2021	4 variable	76	92
USD Long-term loans	Chad	2019	4 variable	3	7
USD Long-term loans	Rwanda	2019	2.9 variable	40	69
USD Long-term loans	Tanzania (Zantel)	2020	4.1 variable	96	99
BOB Long-term loans	Bolivia	2019	6 variable	—	1
USD Short-term loans	Ghana	2018	3.5 variable	—	40
COP Long-term loans	Colombia (UNE)	2025/2028	10.4 variable(i)	363	400
USD Long-term loans	Colombia (Tigo)	2021/2022	LIBOR + 2.5	297	—
USD Senior Unsecured Term Loan Facility	El Salvador	2021	LIBOR + 3.0	50	50
USD Credit Facility	El Salvador	2021	LIBOR + 2.25	29	33
USD Credit Facility	El Salvador	2022	LIBOR + 3	50	—
Other Long-term loans	Various		Various	25	46
Total Bank financing				1,198	940

(i)	IBR – Colombia Interbank Rate.

F-77

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0184
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Colombia

In June 2017, Colombia Móvil completed a $300 million syndicated loan. The loan, denominated in US dollars, which carries an interest rate of LIBOR + 2.50% will be repaid in three tranches of $100 million in June and December 2021 for the two first tranches, and in June 2022 for the last tranche. Proceeds have been used to repay an inter-company loan from Millicom, which used the funds to reduce holding company debt (see note C.3.1.) and for general corporate purposes.

Paraguay

On July 4, 2017, the Paraguayan subsidiary signed a five-year loan agreement with the IPS (Instituto de Prevision Social) and the Inter-American Development Bank for a total amount of PYG367,000 million (approximately US$66 million). The loan, denominated in local currency carries a 9.75% interest rate per annum and start amortizing in Q4 2019. This facility is guaranteed by the Company.

MIC S.A. term loan facility

In July 2016, MIC S.A. entered into a US$50 million term loan facility agreement, of which half was repaid in 2017 and half was repaid in January 2018. The facility bears variable interest rate at six-month LIBOR + 2.25% per annum.

El Salvador

On April 15, 2016, Telemóvil El Salvador, S.A. de C.V. entered into a Senior Unsecured Term Loan Facility up to US$50 million maturing in April 2021 and bearing variable interest at LIBOR + 3.0% per annum, which was restated and amended as of May 30, 2017, for a second tranche of US$50 million and bearing an interest rate at LIBOR + 3% per annum. This facility is guaranteed by the Company.

On June 6, 2016, Telemóvil El Salvador, S.A. de C.V. entered into a US$30 million Credit Facility for general corporate purposes maturing in June 2021 and bearing variable interest rate at LIBOR + 2.25% per annum. The facility is guaranteed by the Company.

Rwanda

In January 2018, the Group repaid the remaining US$40 million loan due by Rwanda to different banks.

MIC S.A. revolving credit facility

On January 30, 2017, the Company announced the closing of a new $600 million, five years revolving credit facility (RCF) and notified the lenders in the 2014 RCF of the formal cancellation of the commitments outstanding under the 2014 RCF (none of which were drawn at such date).

Interest on amounts drawn under the revolving credit facility is payable at LIBOR or EURIBOR, as applicable, plus an initial margin of 1.5%. As of December 31, 2017, the committed facility was fully undrawn.

In addition to the bank financing arrangements described above, as of December 31, 2017, a Millicom subsidiary has an agreement with a bank whereby the bank provided loans amounting to EUR134 million (2016: EUR134 million) to the Millicom subsidiary with a maturity date in 2020. Simultaneously Millicom deposited the same amount with the bank.

Right of set-off and derecognition

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

A financial asset (or a part of a financial asset or part of a group of similar financial assets) is derecognized when:

F-78

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0185
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

•	Rights to receive cash flows from the asset have expired; or

•	Rights to receive cash flows from the asset or obligations to pay the received cash flows in full without material delay have been transferred to a third party under a “pass-through” arrangement; and the Group has either transferred substantially all the risks and rewards of the asset or the control of the asset.

When rights to receive cash flows from an asset have been transferred or a pass-through arrangement concluded, an evaluation is made if and to what extent the risks and rewards of ownership have been retained. When the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

C.3.3. Interest and other financial expenses

The Group’s interest and other financial expenses comprised the following:

	Year ended December 31,
	2017	2016	2015
	(US$ millions)
Interest expense on bonds and bank financing	(246)	(262)	(325)
Interest expense on finance leases	(65)	(48)	(48)
Early redemption charges	(43)	(25)	(17)
Others	(41)	(36)	(13)
Total interest and other financial expenses	(396)	(372)	(403)

C.3.4. Finance leases

Millicom’s finance leases mainly consist of long-term lease of tower space from tower companies or competitors on which Millicom locates its network equipment.

Finance lease liabilities

Leases which transfer substantially all risks and benefits incidental to ownership of the leased item to the lessee are capitalized at the inception of the lease. The amount capitalized is the lower of the fair value of the asset or the present value of the minimum lease payments.

Lease payments are allocated between finance charges (interest) and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recorded as interest expenses in the income statement.

The sale and leaseback of towers and related site operating leases and service contracts are accounted for in accordance with the underlying characteristics of the assets, and the terms and conditions of the lease agreements. When sale and leaseback agreements are concluded, the portions of assets that will not be leased back by Millicom are classified as assets held for sale as completion of their sale is highly probable. Asset retirement obligations related to the towers are classified as liabilities directly associated with assets held for sale. On transfer to the tower companies, the portion of the towers leased back are accounted for as operating leases or finance leases according to the criteria set out above. The portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and was derived from the average technical capacity of the towers. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are recorded as operating expenses. The gain on disposal is recognized upfront for the portion of towers that is not leased back. It is deferred and recognized over the term of the lease for the portion leased back.

F-79

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0186
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Finance lease liabilities

	Country	Maturity	2017	2016
			(US$ millions)
Lease of tower space	Tanzania	2029	121	78
Lease of tower space	Colombia Movil	2023/2029	87	77
Lease of tower space	Ghana	2023/2025	—	14
Lease of poles	Colombia (UNE)	2029	100	83
Lease of tower space	Paraguay	2029	21	—
Other finance lease liabilities	various	various	37	43
Total finance lease liabilities			365	295

Tower Sale and Leaseback – Paraguay

On April 26, 2017, the Group announced an agreement to sell and leaseback approximately 1,400 wireless communications towers in Paraguay to a subsidiary of American Tower Corporation (ATC) whereby Millicom agreed to sell tower assets and to lease back a dedicated portion of each tower to locate its network equipment in exchange for cash. As a result of this transaction, our operation in Paraguay will receive approximately Gs700 billion (equivalent to US$125 million) in cash. The portions of the assets that will be transferred and that will not be leased back by our operation in Paraguay are classified as assets held for sale as completion of their sale is highly probable.

The first closing of 836 towers occurred on August 11, 2017 and ATC paid Gs426 billion (approximately US$76 million). This triggered the recognition of an upfront gain on sale of US$26 million under Other operating income (expenses), net. The financial lease liability recognized in respect of the lease back of a portion of these towers amount to US$21 million. Additional closings for a total of 430 towers occurred in the first half of 2018, pursuant to which ATC paid Gs219 billion (approximately US$39 million).

Tower Sale and Leaseback – Colombia

On July 18, 2017, the Group announced that its subsidiary Colombia Móvil S.A. E.S.P (Tigo Colombia) agreed to sell approximately 1,200 wireless communications towers to a subsidiary of ATC in Colombia. As a result of the transaction, Tigo Colombia will receive approximately COP448 billion, equivalent to US$147 million, in cash.

The first closing of 696 towers occurred in December 2017 and ATC paid COP258 billion (approximately US$86 million). This triggered the recognition of an upfront gain on sale of US$37 million under Other operating income (expenses), net. The financial lease liability recognized in respect of the lease back of a portion of these towers amount to US$7 million. Additional closings for a total of 76 towers occurred in the first half of 2018, pursuant to which ATC paid COP29 billion (approximately US$10 million).

C.3.5. Guarantees and pledged assets

Guarantees

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized, less cumulative amortization.

F-80

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0187
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Liabilities to which guarantees are related are recorded in the consolidated statement of financial position under Debt and financing, and liabilities covered by supplier guarantees are recorded under Trade payables or Debt and financing, depending on the underlying terms and conditions.

Maturity of guarantees

	At December 31, 2017		At December 31, 2016
Term	Outstanding exposure(i)	Maximum exposure(ii)	Outstanding exposure(i)	Maximum exposure(ii)
	(US$ millions)
0–1 year	159	159	38	38
1–3 years	368	368	348	348
3–5 years	144	144	250	250
More than 5 years	—	—	4	4
Total guarantees	671	671	640	640

(i)	The outstanding exposure represents the carrying amount of the related liability at December 31.

(ii)	The maximum exposure represents the total amount of the Guarantee at December 31.

Pledged assets

The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued by the Company at December 31, 2017, was US$671 million (2016: US$643 million), out of this, assets pledged by the Group over this debt and financing at the same date amounted to US$1 million (2016: US$3 million). The remainder represented primarily guarantees issued by Millicom S.A. to guarantee financings raised by other Group operating entities.

C.3.6. Covenants

Millicom’s financing facilities are subject to a number of covenants including net leverage ratio, debt service coverage ratios, debt to earnings ratios, and cash levels. In addition, certain of its financings contain restrictions on sale of businesses or significant assets within the businesses. At December 31, 2017 there were no breaches in financial covenants.

C.4. Cash and deposits

C.4.1. Cash and cash equivalents

	2017	2016
	(US$ millions)
Cash and cash equivalents in USD	302	411
Cash and cash equivalents in other currencies	317	235
Total cash and cash equivalents	619	646

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Cash deposits with bank with maturities of more than three months that generally earn interest at market rates are classified as time deposits.

F-81

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0188
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

C.4.2. Restricted cash

	2017	2016
	(US$ millions)
Mobile Financial Services	143	136
Others	2	9
Restricted cash	145	145

Cash held with banks related to MFS which is restricted in use due to local regulations is denoted as restricted cash.

C.4.3. Pledged deposits

Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

At December 31, 2017, there were no non-current pledged deposits (2016: US$ nil).

At December 31, 2017, current pledged deposits amounted to US$1 million (2016: US$3 million).

C.5. Net debt

Net debt

	2017	2016
	(US$ millions)
Total debt and financing	3,785	3,901
Less:
Cash and cash equivalents	(619)	(646)
Restricted cash	(145)	(145)
Pledged deposits	(1)	(3)
Time deposits related to bank borrowings	—	(2)
Net debt at the end of the year	3,019	3,105
Add (less) derivatives related to debt (SEK currency swap)	56	84
Net debt including derivatives related to debt	3,075	3,189

	Assets			Liabilities from financing activities
	Cash and cash equivalents	Restricted cash	Other	Bond and bank debt and financing	Finance lease liabilities	Total
Net debt as at January 1, 2017	646	145	4	3,606	295	3,105
Cash flows	10	17	(1)	(177)	(22)	(226)
Additions / acquisitions	(22)	—	—	3	195	219
Interest accretion	—	—	—	8	(1)	7
Foreign exchange movements	4	(3)	—	34	(2)	31
Transfers to/from assets held for sale	(19)	(14)	(2)	(49)	(13)	(27)
Transfers	—	—	—	10	—	10
Other non-cash movements	—	—	—	(14)	(86)	(101)
Net debt as at December 31, 2017	619	145	2	3,420	365	3,019

F-82

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0189
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

C.6. Financial instruments

Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are financial instruments held for trading. Their fair value is determined by reference to quoted market prices on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s-length market transactions, reference to the current market value of a substantially similar instrument, discounted cash flow analysis and option pricing models. A financial instrument is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Financial instruments that contain obligations to purchase own equity instruments

Contracts that contain obligations for the Company to purchase its own equity instruments for cash or other financial assets are initially recorded as financial liabilities, based on the present value of the redemption amounts with a corresponding reserve in equity. Subsequently, the carrying value of the liability is remeasured at the present value of the redemption amount with changes in carrying value recorded in other non-operating (expenses) income, net. If the contracts expire without delivery, the carrying amounts of the financial liabilities are reclassified to equity.

Financial instruments that contain call options over non-controlling interests

Contracts over non-controlling interests that require gross cash settlement are also classified as equity instruments. Such call options are initially recognized at fair value and not subsequently remeasured. If a call option is exercised, this initial fair value is included as part of the cost of the acquisition of the non-controlling interest. If an unexercised call option expires or otherwise lapses, the fair value of the call option remains within equity.

Call option contracts over non-controlling interests that require net cash settlement or provide a choice of settlement are classified as financial assets. Contracts over non-controlling interests that require physical settlement of a variable number of own shares for a variable price are classified as financial assets and changes in the fair value are reported in the income statement. If such a call option is exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest. If an unexercised call option expires or otherwise lapses, its carrying amount is expensed in the income statement.

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value at each subsequent closing date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

a)       Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

b)       Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

For transactions designated and qualifying for hedge accounting, at the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. This is done in reference to the Group Financial Risk Management Policy as last updated and approved by the Audit Committee in late 2017. The Group also documents its assessment, both at hedge inception and on an ongoing basis (quarterly), of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging instrument is classified as a non-current asset or liability when the period to maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability when the remaining period to maturity of the hedged item is less than 12 months.

F-83

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0190
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The change in fair value of hedging instruments that are designed and qualify as fair value hedges is recognized in the income statement as finance costs or income. The change in fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the income statement as finance costs or income.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Gains or loss relating to any ineffective portion is recognized immediately in the income statement within Other non-operating (expenses) income, net. Amounts accumulated in equity are reclassified to the income statement in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recycled to the income statement within Other non-operating (expenses) income, net.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within Other non-operating (expenses) income, net.

C.6.1. Fair value measurement hierarchy

Millicom uses the following fair value measurement hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade ratings. Interest rate swaps and foreign exchange forward contracts are valued using valuation techniques, which employ the use of markets observable data. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, interest rate curves and forward curves.

C.6.2. Fair value of financial instruments

The fair value of Millicom’s financial instruments are shown at amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of all financial assets and all financial liabilities, except debt and financing approximate their carrying value largely due to the short-term maturities of these instruments. The fair values of all debt and financing have been estimated by the Group, based on discounted future cash flows at market interest rates.

F-84

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0191
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Fair values of financial instruments at December 31

		Carrying value		Fair value(i)
	Note	2017	2016	2017	2016
	(US$ millions)(ii)
Financial assets
Derivative financial instruments		—	32	—	32
Other non-current assets		73	72	73	72
Trade receivables, net		386	387	386	387
Amounts due from non-controlling interests, associates and joint venture partners		77	17	77	17
Prepayments and accrued income		145	171	145	171
Supplier advances for capital expenditures		18	23	18	23
Other current assets		90	110	90	110
Restricted cash		145	145	145	145
Cash and cash equivalents		619	646	619	646
Total financial assets		1,553	1,603	1,553	1,603
Current		1,440	1,499	1,440	1,499
Non-current		113	104	113	104
Financial liabilities
Debt and financing(ii)	C.3.	3,785	3,901	3,971	4,234
Trade payables		288	297	288	297
Payables and accruals for capital expenditure		304	326	304	326
Derivative financial instruments		56	84	56	84
Amounts due to non-controlling interests, associates and joint venture partners		420	386	420	386
Accrued interest and other expenses		353	376	353	376
Other liabilities		371	400	371	400
Total financial liabilities		5,577	5,770	5,763	6,103
Current		1,753	1,531	1,753	1,531
Non-current		3,824	4,239	4,010	4,572

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

D. Financial risk management

Exposure to interest rate, foreign currency, non-repatriation, liquidity, capital management and credit risks arise in the normal course of Millicom’s business. Each year Group Treasury revisits and presents to the Audit committee updated Treasury and Financial Risks Management policies. The Group analyzes each of these financial risks individually as well as on an interconnected basis and defines and implements strategies to manage the economic impact on the Group’s performance in line with its Financial Risk Management policy. These policies were last reviewed in late 2017. As part of the annual review of the above mentioned risks, the Group agrees to a strategy over the use of derivatives and natural hedging instruments ranging from raising debt in local currency (where the Company targets to reach 40% of debt in local currency over the medium term) to maintain a 70/30% mix between fixed and floating rate debt or agreeing to cover up to six months forward of operating costs and capex denominated in non-functional currencies through a rolling and layering strategy. Millicom’s risk management strategies may include the use of derivatives to the extent a market would exist in the jurisdictions where the Group operates. Millicom’s policy prohibits the use of such derivatives in the context of speculative trading.

Accounting policies for derivatives is further detailed in note C.6. On December 31, 2017 and 2016 fair value of derivatives held by the Group can be summarized as follows:

	2017	2016
	(US$ millions)
Derivatives
Cash flow hedge derivatives	(55)	(84)
Derivatives held for trading (on swaps on Euro denominated debt)	—	32
Net derivative asset (liability)	(55)	(52)

F-85

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0192
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

D.1. Interest rate risk

Debt and financing issued at floating interest rates expose the Group to cash flow interest rate risk. Debt and financing issued at fixed rates expose the Group to fair value interest rate risk. The Group’s exposure to risk of changes in market interest rates relate to both of the above. To manage this risk, the Group’s policy is to maintain a combination of fixed and floating rate debt with target for the debt to be distributed between fixed (up to 70%) and variable (up to 30%) rates. The Group actively monitors borrowings against this target. The target mix between fixed and floating rate debt is reviewed periodically. The purpose of Millicom’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. At December 31, 2017, approximately 65% of the Group’s borrowings are at a fixed rate of interest or for which variable rates have been swapped for fixed rates with interest rate swaps (2016: 70%).

D.1.1. Fixed and floating rate debt

Financing at December 31, 2017

	Amounts due within:
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	87	365	141	104	396	1,369	2,462
Weighted average nominal interest rate	7.17%	5.52%	8.28%	9.92%	7.73%	7.68%	7.48%
Floating rate financing	98	134	206	327	188	370	1,323
Weighted average nominal interest rate	4.24%	2.37%	8.40%	12.20%	1.98%	2.25%	3.06%
Total	185	500	347	431	584	1,738	3,785
Weighted average nominal interest rate	5.61%	4.68%	8.35%	11.65%	5.88%	6.52%	5.94%

Financing at December 31, 2016

	Amounts due within:
	1 year	1–2 years	2–3 years	3–4 years	4–5 years	>5 years	Total
	(US$ millions)
Fixed rate financing	41	85	314	435	720	1,141	2,736
Weighted average nominal interest rate	7.52%	7.54%	5.41%	5.62%	7.11%	8.51%	7.28%
Floating rate financing	39	168	204	213	130	411	1,165
Weighted average nominal interest rate	4.20%	9.46%	3.63%	2.89%	1.21%	3.86%	3.16%
Total	80	252	518	649	850	1,552	3,901
Weighted average nominal interest rate	5.90%	8.81%	4.71%	4.72%	6.20%	7.28%	6.05%

A 100 basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at December 31, 2017 would increase or reduce profit before tax from continuing operations for the year by approximately US$13 million (2016: US$12 million).

D.1.2. Interest rate swap contracts

From time to time, Millicom enters into currency and interest rate swap contracts to manage its exposure to fluctuations in interest rates and currency fluctuations in accordance with its Financial Risk Management policy. Details of these arrangements are provided below.

Interest rate and currency swaps on SEK denominated debt

These swaps are accounted for as a cash flow hedge as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is April 2018. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2017, the fair values of the swaps amount to a liability of US$56 million (December 31, 2016: a liability of US$84 million). These instruments are measured with reference to Level 2. These swaps were unwound against a cash settlement of $63 million at their maturity in April 2018.

F-86

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0193
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Interest rate and currency swaps on Euro-denominated debt

In June 2013, Millicom entered into interest rate and currency swaps whereby Millicom will sell Euros and receive USD to hedge against exchange rate fluctuations on an intercompany seven-year Euro 134 million principal and related interest financing of its operation in Senegal (Note C.3.2.). The outstanding 2020 Notes were repaid in August 2017 and as a result these swaps have been settled. The year-to-date revaluation of the swap resulted in a US$22 million loss. The Group finally received US$10 million in cash on settlement date. This instrument was measured with reference to Level 2.

The above hedge was considered ineffective, with fluctuations in the fair value of the hedge recorded through profit and loss. No other financial instruments have a significant fair value at December 31, 2017 and 2016.

D.2. Foreign currency risks

The Group is exposed to foreign exchange risk arising from various currency exposures in the countries in which it operates. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies, or entering into agreements that limit the risk of exposure to currency fluctuations against the US dollar reporting currency. In some cases, Millicom may also borrow in US dollars where it is either commercially more advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or where US dollar denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom accepts the remaining currency risk associated with financing its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the Group operates.

D.2.1. Debt denominated in US dollars and other currencies

Debt denomination at December 31

	2017	2016
	(US$ millions)
Debt denominated in US dollars	1,983	2,266
Debt denominated in currencies of the following countries:
Colombia	834	841
Chad	61	69
Tanzania	121	93
Bolivia	337	288
Ghana	—	13
Paraguay	191	103
Luxembourg (SEK denominated)	243	217
Other	15	11
Total debt denominated in other currencies	1,802	1,635
Total debt	3,785	3,901

At December 31, 2017, if the US dollar had weakened/strengthened by 10% against the other functional currencies of our operations and all other variables held constant, then profit before tax from continuing operations would have increased/decreased by US$95 million and US$(116) million respectively (2016: US$51 million and US$(63) million respectively). This increase/decrease in profit before tax would have mainly been as a result of the conversion of the USD-denominated net debts in our operations with functional currencies other than the US dollar.

F-87

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0194
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

D.2.2. Foreign currency swaps

See note D.1.2. Interest rate swap contracts.

D.3. Non-repatriation risk

Most of Millicom’s operating subsidiaries and joint ventures generate most of the revenue of the Group and in the currency of the countries in which they operate. Millicom is therefore dependent on the ability of its subsidiaries and joint venture operations to transfer funds to the Company.

Although foreign exchange controls exist in some of the countries in which Millicom Group companies operate, none of these controls currently significantly restrict the ability of these operations to pay interest, dividends, technical service fees, royalties or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, existing foreign exchange controls may be strengthened in countries where the Group operates, or foreign exchange controls may be introduced in countries where the Group operates that do not currently impose such restrictions. If such events were to occur, the Company’s ability to receive funds from the operations could be subsequently restricted, which would impact the Company’s ability to make payments on its interest and loans and, or pay dividends to its shareholders. As a policy, all operations which do not face restrictions to deposit funds offshore and in hard currencies should do so for the surplus cash generated on a weekly basis. The Company and its subsidiaries make use of notional and physical cash pooling arrangements in hard currencies to the extent permitted.

In addition, in some countries it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effects of this may be time delays in accumulating significant amounts of foreign currency and exchange risk, which could have an adverse effect on the Group. This is a relatively rare case for the countries in which the Group operates.

Lastly, repatriation most often gives raise to taxation, which is evidenced in the amount of taxes paid by the Group relative to the Corporate Income Tax reported in its statement of income.

D.4. Credit and counterparty risk

Financial instruments that subject the Group to credit risk include cash and cash equivalents, pledged deposits, letters of credit, trade receivables, amounts due from joint venture partners and associates, supplier advances and other current assets and derivatives. Counterparties to agreements relating to the Group’s cash and cash equivalents, pledged deposits and letters of credit are significant financial institutions with investment grade ratings. Management does not believe there are significant risks of non-performance by these counterparties and maintain a diversified portfolio of banking partners. Allocation of deposits across banks are managed such that the Group’s counterparty risk with a given bank stays within limits which have been set, based on each bank’s credit rating.

A large portion of revenue of the Group is comprised of prepaid products and services. For postpaid customers, the Group follows risk control procedures to assess the credit quality of the customer, taking into account its financial position, past experience and other factors. Accounts receivable also comprise balances due from other telecom operators. Credit risk of other telecom operators is limited due to the regulatory nature of the telecom industry, in which licenses are normally only issued to credit-worthy companies. The Group maintains a provision for impairment of trade receivables based upon expected collectability. The provision for impairment will be impacted in 2018 with the application of IFRS 9 Financial Instruments.

As the Group has a large number of internationally dispersed customers, there is generally no significant concentration of credit risk with respect to trade receivables, except for certain B2B customers (mainly governments). See note F.1.

D.5. Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group has significant indebtedness but also has significant cash balances. Millicom evaluates its ability to meet its obligations on an ongoing basis using a recurring liquidity planning tool. This tool considers the operating net cash flows generated from its operations and the future cash needs for borrowing, interest payments, dividend payments and capital and operating expenditures required in maintaining and developing its operating businesses.

F-88

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0195
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The Group manages its liquidity risk through use of bank overdrafts, bank loans, bonds, vendor financing, Export Credit Agencies and Development Finance Institutions (DFI) loans. Millicom believes that there is sufficient liquidity available in the markets to meet ongoing liquidity needs. Additionally, Millicom is able to arrange offshore funding. Millicom has a diversified financing portfolio with commercial banks representing about 30% of its gross financing (2016: 24%), bonds 57% (2016: 66%), Development Finance Institutions 3% (2016: 2%) and finance leases 10% (2016: 8%).

Maturity profile of net financial liabilities at December 31 2017

	Less than 1 year	1 to 5 years	> 5 years	Total
	(US$ millions)
Total debt and financing	(185)	(1,862)	(1,738)	(3,785)
Cash and cash equivalents	619	—	—	619
Restricted cash	145	—	—	145
Pledged deposits (related to bank borrowings)	1	—	—	1
Time deposits	—	—	—	—
Derivative financial instruments (SEK currency swap)	(56)	—	—	(56)
Net cash (debt) including derivatives related to debt	524	(1,862)	(1,738)	(3,075)
Future interest commitments	(255)	(785)	(68)	(1,108)
Trade payables (excluding accruals)	(427)	—	—	(427)
Other financial liabilities (including accruals)	(1,239)	(124)	—	(1,363)
Trade receivables	386	—	—	386
Other financial assets	144	113	—	257
Net financial liabilities	(867)	(2,658)	(1,806)	(5,331)

Maturity profile of net financial liabilities at December 31, 2016

	Less than 1 year	1 to 5 years	> 5 years	Total
	(US$ millions)
Total debt and financing	(80)	(2,269)	(1,552)	(3,901)
Cash and cash equivalents	646	—	—	646
Restricted cash	145	—	—	145
Pledged deposits (related to bank borrowings)	3	—	—	3
Time deposits	2	—	—	2
Derivative financial instruments (SEK currency swap)	—	(84)	—	(84)
Net cash (debt) including derivatives related to debt	716	(2,353)	(1,552)	(3,189)
Future interest commitments	(283)	(916)	(71)	(1,270)
Trade payables (excluding accruals)	(443)	—	—	(443)
Other financial liabilities (including accruals)	(1,174)	—	—	(1,174)
Trade receivables	387	—	—	387
Other financial assets	131	71	—	202
Net financial liabilities	(666)	(3,199)	(1,622)	(5,487)

D.6. Capital management

The primary objective of the Group’s capital management is to ensure a strong credit rating and solid capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure with reference to local economic conditions and imposed restrictions such as debt covenants. To maintain or adjust its capital structure, the Group may make dividend payments to shareholders, return capital to shareholders through share repurchases or issue new shares. At December 31, 2017, Millicom is rated at one notch below investment grade by the independent rating agencies Moody’s (Ba1 negative) and Fitch (BB+ stable). The Group primarily monitors capital using net debt to EBITDA.

F-89

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0196
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The Group reviews its gearing ratio (net debt divided by total capital plus net debt) periodically. Net debt includes interest bearing loans and borrowings, less cash and cash equivalents (included restricted cash) and pledged and time deposits related to bank borrowings. Capital represents equity attributable to the equity holders of the parent.

Net debt to EBITDA

	Note	2017	2016
	(US$ millions)
Net debt	C.5.	3,019	3,105
EBITDA	B.3.	1,277	1,241
Net debt to EBITDA		2.36	2.50

Gearing ratio

	Note	2017	2016
	(US$ millions)
Net debt	C.5.	3,019	3,105
Equity	C.1.	3,096	3,167
Net debt and equity		6,115	6,272
Gearing ratio		49%	50%

E. Long-term assets

E.1. Intangible assets

Millicom’s intangible assets mainly consist of goodwill arising from acquisitions, customer lists acquired through acquisitions, licenses and rights to operate and use spectrum.

E.1.1. Accounting for intangible assets

Intangible assets acquired in business acquisitions are initially measured at fair value at the date of acquisition, and those which are acquired separately are measured at cost. Internally generated intangible assets, excluding capitalized development costs, are not capitalized but expensed to the income statement in the expense category consistent with the function of the intangible assets. Subsequently intangible assets are carried at cost, less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite useful lives are amortized over their estimated useful economic lives using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at each financial year end. Changes in expected useful lives or the expected beneficial use of the assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Amortization expense on intangible assets with finite lives is recognized in the consolidated income statement in the expense category consistent with the function of the intangible assets.

F-90

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0197
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Goodwill

Goodwill represents the excess of cost of an acquisition over the Group’s share in the fair value of identifiable assets less liabilities and contingent liabilities of the acquired subsidiary, at the date of the acquisition. If the fair value or the cost of the acquisition can only be determined provisionally, then goodwill is initially accounted for using provisional values. Within 12 months of the acquisition date, any adjustments to the provisional values are recognized. This is done when the fair values and the cost of the acquisition have been finally determined. Adjustments to provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets, net. Goodwill on acquisition of joint ventures or associates is included in investments in joint ventures and associates. Following initial recognition, goodwill is measured at cost, less any accumulated impairment losses. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this manner is measured, based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Licenses

Licenses are recorded at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Cost includes cost of acquisition and other costs directly related to acquisition and retention of licenses over the license period. These costs may include estimates related to fulfillment of terms and conditions related to the licenses such as service or coverage obligations, and may include up-front and deferred payments.

Licenses have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the licenses over their estimated useful lives.

The terms of licenses, which have been awarded for various periods, are subject to periodic review for, among other things, rate setting, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized from the date the network is available for use on a straight-line basis over the license period. Licenses held, subject to certain conditions, are usually renewable and generally non-exclusive. When estimating useful lives of licenses, renewal periods are included only if there is evidence to support renewal by the Group without significant cost.

Trademarks and customer lists

Trademarks and customer bases are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer bases have indefinite or finite useful lives. Indefinite useful life trademarks are tested for impairment annually. Finite useful life trademarks are carried at cost, less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives. The estimated useful lives for trademarks and customer bases are based on specific characteristics of the market in which they exist. Trademarks and customer bases are included in Intangible assets, net.

Estimated useful lives are:

Years
Estimated useful lives
Trademarks	1 to 15
Customer lists	4 to 9

Programming and content rights

Programming and content master rights which are purchased or acquired in business combinations which meet certain criteria are recorded at cost as intangible assets. The rights must be exclusive, related to specific assets which are sufficiently developed, and probable to bring future economic benefits and have validity for more than one year. Cost includes consideration paid or payable and other costs directly related to the acquisition of the rights, and are recognized at the earlier of payment or commencement of the broadcasting period to which the rights relate.

F-91

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0198
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Programming and content rights capitalized as intangible assets have a finite useful life and are carried at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the rights over their estimated useful lives.

Non-exclusive and programming and content rights for periods less than one year are expensed over the period of the rights.

Indefeasible rights of use

There is no universally-accepted definition of an indefeasible rights of use (IRU). These agreements come in many forms. However, the key characteristics of a typical arrangement include:

•	The right to use specified network infrastructure or capacity;

•	For a specified term (often the majority of the useful life of the relevant assets);

•	Legal title is not transferred;

•	A number of associated service agreements including operations and maintenance (O&M) and co-location agreements. These are typically for the same term as the IRU; and

•	Any payments are usually made in advance.

IRUs are accounted for either as a lease, or service contract based on the substance of the underlying agreement.

IRU arrangements will qualify as a lease if, and when:

•	The purchaser has an exclusive right for a specified period and has the ability to resell (or sublet) the capacity; and

•	The capacity is physically limited and defined; and

•	The purchaser bears all costs related to the capacity (directly or not) including costs of operation, administration and maintenance; and

•	The purchaser bears the risk of obsolescence during the contract term.

•	If all of these criteria are not met, the IRU is treated as a service contract.

If an IRU is determined to be a lease, the following indicators need to be present in order for the capitalization of an IRU as a finance lease to be considered:

•	The Group will be consuming the major part of the useful economic life of the asset (generally considered to be 75% of the total remaining useful economic life of the asset). The Group assumes that the useful economic life of a new fiber cable is 15 years;

•	Substantially, all of the risks and rewards of ownership are transferred to the Group (e.g. Millicom can sublease excess capacity on the cables to other operators; Millicom is responsible for maintaining the cables during the contract period);

•	Neither party has the right to terminate the contract early (other than for “force majeure”);

•	The contract price is not subject to renegotiation or change (other than for inflationary increases);

•	The minimum contractual payments are for substantially all of the fair value of the asset (generally considered to be greater or equal to 90% of the fair value of the leased asset);

•	The Group can determine the fair value of the leased asset;

F-92

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0199
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

•	The Group has physical access rights to the cable.

•	Otherwise the IRU will be considered as an operating lease.

A finance lease of an IRU of network infrastructure (cables or fiber) is accounted for as a tangible asset. A finance lease of a capacity IRU (wavelength) is accounted for as an intangible asset.

Estimated useful lives of finance leases of capacity IRUs are between 12 and 15 years, or shorter if the estimated useful life of the underlying cable is shorter.

The costs of an IRU recognized as operating lease is recognized as prepayment and amortized in the income statement on a straight-line basis over the lease term.

The costs of an IRU recognized as service contract is recognized as prepayment and amortized in the income statement as incurred over the duration of the contract.

E.1.2. Impairment of non-financial assets

At each reporting date Millicom assesses whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, an estimate of the asset’s recoverable amount is made. The recoverable amount is determined based on the higher of its fair value less cost to sell, and its value in use, for individual assets, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value, less cost to sell, is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions for the time value of money and risks specific to the asset. The foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the consolidated income statement in expense categories consistent with the function of the impaired asset.

At each reporting date an assessment is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset’s recoverable amount since the last impairment loss was recognized. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

F-93

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0200
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

E.1.3. Movements in intangible assets

Movements in intangible assets in 2017

	Goodwill	Licenses	Customer lists	IRUs	Broadcast and other rights	Other(i)	Total
	(US$ millions)
Opening balance, net	615	380	32	114	—	219	1,359
Change in scope (ii)	3	—	15	—	—	1	20
Additions	—	40	—	(2)	—	92	130
Amortization charge	—	(49)	(15)	(14)	—	(75)	(153)
Impairment	(7)	(8)	—	—	—	—	(15)
Disposals, net	—	—	—	—	—	(1)	(1)
Transfers	(2)	3	—	8	—	(28)	(19)
Transfers to/from assets held for sale (see note E.3.)	(8)	(50)	(1)	—	—	(5)	(64)
Exchange rate movements	(1)	7	1	—	—	2	9
Closing balance, net	599	324	33	105	—	204	1,265
Cost or valuation	599	650	225	181	11	621	2,288
Accumulated amortization and impairment	—	(327)	(192)	(76)	(11)	(417)	(1,022)
Net	599	324	33	105	—	204	1,265

Movements in intangible assets in 2016

	Goodwill	Licenses	Customer lists	IRUs	Broadcast and other rights	Other(i)	Total
	(US$ millions)
Opening balance, net	621	387	57	119	32	213	1,429
Additions	—	89	—	4	—	98	192
Amortization charge	—	(64)	(26)	(13)	(3)	(80)	(186)
Impairment	—	—	—	(2)	—	(1)	(3)
Disposals, net	—	—	—	—	—	(6)	(6)
Transfers	—	(6)	—	1	(29)	(4)	(38)
Transfers to/from assets held for sale (see note E.3.)	(11)	(23)	—	—	—	(7)	(42)
Exchange rate movements	5	(3)	1	4	—	5	13
Closing balance, net	615	380	32	114	—	219	1,359
Cost or valuation	615	702	210	177	11	579	2,293
Accumulated amortization and impairment	—	(321)	(178)	(64)	(11)	(360)	(934)
Net	615	380	32	114	—	219	1,359

(i)	Other includes intangible assets identified in business combinations (including trademarks – see note E.1.1.).

(ii)	See note A.1.2.

F-94

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0201
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

E.1.4. Cash used for the purchase of intangible assets

Cash used for intangible asset additions

	2017	2016	2015
	(US$ millions)
Additions	130	192	194
Change in accruals and payables for intangibles	3	(49)	(8)
Cash used for additions	133	143	186

E.1.5. Goodwill

Allocation of Goodwill to cash generating units (CGUs), net of exchange rate movements and after impairment

	2017	2016
	(US$ millions)
El Salvador	194	194
Costa Rica	123	126
Paraguay	57	53
Colombia	199	198
Tanzania (Zantel)	10	11
Other	16	33
Total	599	615

E.1.6. Impairment testing of goodwill

Goodwill from CGUs is tested for impairment at least each year and more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

Goodwill arising on business combinations is allocated to each of the Group’s CGUs or groups of CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment.

Impairment is determined by assessing the value-in-use and, if appropriate, the fair value less costs to sell of the CGU (or group of CGUs), to which goodwill relates.

Impairment testing at December 31, 2017

Goodwill was tested for impairment by assessing the recoverable amount against the carrying amount of the CGU based on discounted cash flows. The cash flow projections used (adjusted operating profit margins, income tax, working capital, capex and license renewal cost) are extracted from financial budgets approved by management and the Board usually covering a period of five years. This planning horizon reflects industry practice in the countries where the Group operates and stage of development or redevelopment of the business in those countries. Cash flows beyond this period are extrapolated using a perpetual growth rate of 1.1%–3.8% (2016: 2.0%–2.5%). When value-in-use model resulted in the carrying values of the CGUs being higher than their recoverable amount, management has determined the fair value less cost of disposal (FVLCD) of the CGUs. Fair value less cost of disposal has been determined by using recent offers received from third parties (Level 1).

F-95

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0202
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

For the year ended 31 December 2017, and as a result of the annual impairment testing and the recent deal signed with Airtel for the disposal of the Group’s operations in Rwanda, management concluded that this CGU, part of the Africa segment, should be impaired. Hence, in accordance with IAS 36, an impairment loss of US$8 million has been allocated to reduce the carrying amount of the fixed assets of our operations in Rwanda (there was no goodwill remaining) pro rata on the basis of the carrying amount of each asset to the extent the carrying amount of each asset was not below the highest of its fair value less costs to sell, its value in use and zero. Management has determined that the impairment loss should be allocated, for most of it, to intangible assets. In addition, the Group recorded an impairment of US$7 million on a minor investment held in Guatemala. The impairment has been classified within the caption Other operating expenses, net, in the Group’s income statement. At December 31, 2017, the carrying value of the CGU corresponds to its fair value less costs of disposal (Level 1).

For the year ended 31 December 2016, and as a result of the annual impairment testing on goodwill, management concluded that none of the Group CGUs should be impaired, but the impairment test performed for the Group CGU in Senegal showed limited headroom. As a matter of fact, a decrease in the EBITDA multiple used by 1.0pt would make the carrying value of the Group CGU equal its recoverable amount (determined by using FVLCD).

For the year ended 31 December 2015, the Senegal cash generating unit (CGU), part of Africa segment, had been impaired. Hence, in accordance with IAS 36, an impairment loss of US$54 million had been allocated to reduce the carrying amount of the other assets of our operations in Senegal (the goodwill allocated to Senegal was already fully impaired in 2013) pro rata on the basis of the carrying amount of each asset to the extent the carrying amount of each asset was not below the highest of its fair value less costs to sell, its value in use and zero.

Management had determined that the impairment loss be allocated to property, plant and equipment and intangible assets for US$36 million and US$18 million, respectively. The impairment had been classified within the caption “other operating expenses, net”. At 31 December 2015, the carrying value of the CGU corresponded to its fair value less costs of disposal (Level 3).

Sensitivity analysis was performed on key assumptions within the impairment tests. The sensitivity analysis determined that sufficient margin exists from realistic changes to the assumptions that would not impact the overall results of the testing.

Discount rates used in determining recoverable amount

	Discount rate after tax (%)
	2017	2016
	(US$ millions)
Bolivia	11.2	9.4
Chad	15.8	16.5
Colombia	9.9	8.6
Costa Rica	11.9	10.9
El Salvador	13.2	11.9
Ghana (See note E.3.)	na	17.7
Paraguay	10.2	9.3
Rwanda (See note A.1.3.)	14.7	14.6
Senegal (See note E.3.)	na	14
Tanzania	14.6	14.3

F-96

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0203
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

E.2. Property, plant and equipment

E.2.1. Accounting for property, plant and equipment

Items of property, plant and equipment are stated at either historical cost, or the lower of fair value and present value of the future minimum lease payments for assets under finance leases, less accumulated depreciation and accumulated impairment. Historical cost includes expenditure that is directly attributable to acquisition of items. The carrying amount of replaced parts is derecognized.

Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible.

Estimated useful lives	Duration
Buildings	40 years or lease period, if shorter
Networks (including civil works)	5 to 15 years or lease period, if shorter
Other	2 to 7 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assets’ residual value and useful life is reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Construction in progress consists of the cost of assets, labor and other direct costs associated with property, plant and equipment being constructed by the Group, or purchased assets which have yet to be deployed. When the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and depreciation commences.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Ongoing routine repairs and maintenance are charged to the income statement in the financial period in which they are incurred.

Costs of major inspections and overhauls are added to the carrying value of property, plant and equipment and the carrying amount of previous major inspections and overhauls is derecognized.

Equipment installed on customer premises which is not sold to customers is capitalized and amortized over the customer contract period.

A liability for the present value of the cost to remove an asset on both owned and leased sites (for example cell towers) and for assets installed on customer premises (for example set-top boxes), is recognized when a present obligation for the removal exists. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset, or lease period if shorter.

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will contribute to future economic benefits for the Group and the costs can be measured reliably.

F-97

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0204
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

E.2.2. Movements in tangible assets

Movements in tangible assets in 2017

	Network equipment(ii)	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,525	147	250	135	3,057
Change in scope	2	1	—	—	3
Additions	201	—	616	7	824
Impairments	(6)	—	1	(2)	(8)
Disposals, net	(115)	—	3	(1)	(114)
Depreciation charge	(663)	(9)	—	(53)	(725)
Asset retirement obligations	18	2	—	—	20
Transfers	613	7	(650)	48	19
Transfers from/(to) assets held for sale (see note E.3.)	(184)	(3)	(16)	(8)	(211)
Exchange rate movements	9	2	3	1	15
Closing balance, net	2,399	147	206	127	2,880
Cost or valuation	6,164	191	206	477	7,038
Accumulated amortization and impairment	(3,764)	(44)	—	(349)	(4,158)
Net at December 31, 2017	2,399	147	206	128	2,880

Movements in tangible assets in 2016

	Network equipment(ii)	Land and buildings	Construction in progress	Other(i)	Total
	(US$ millions)
Opening balance, net	2,476	149	431	142	3,198
Additions	45	—	632	5	683
Impairments	(2)	—	(2)	(4)	(7)
Disposals, net	(11)	—	(3)	—	(14)
Depreciation charge	(677)	(12)	—	(58)	(747)
Asset retirement obligations	15	2	—	—	17
Transfers	775	9	(814)	62	31
Transfers from/(to) assets held for sale (see note E.3.)	(123)	(5)	(2)	(9)	(139)
Exchange rate movements	27	3	9	(4)	36
Closing balance, net	2,525	147	250	135	3,057
Cost or valuation	6,138	185	250	474	7,047
Accumulated amortization and impairment	(3,613)	(38)	—	(339)	(3,990)
Net at December 31, 2016	2,525	147	250	135	3,057

(i)	Other mainly includes office equipment and motor vehicles.

(ii)	The net carrying amount of network equipment under finance leases at December 31, 2017, was US$329 million (2016: US$245 million).

Borrowing costs capitalized for the years ended December 31, 2017, 2016 and 2015 were not significant.

F-98

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0205
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

E.2.3. Cash used for the purchase of tangible assets

Cash used for property, plant and equipment additions

	2017	2016	2015
		(US$ millions)
Additions	824	683	1,103
Change in advances to suppliers	(8)	(16)	8
Change in accruals and payables for property, plant and equipment	26	51	(62)
Finance leases	(192)	1	(30)
Cash used for additions	650	719	1,019

E.3. Assets held for sale

If Millicom decides to sell subsidiaries, investments in joint ventures or associates, or specific non-current assets in its businesses, these items qualify as assets held for sale if certain conditions are met.

E.3.1. Classification of assets held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is expected to be recovered principally through sale, not through continuing use. Liabilities of disposal groups are classified as Liabilities directly associated with assets held for sale.

E.3.2. Millicom’s assets held for sale

The following table summarizes the nature of the assets and liabilities reported under assets held for sale and liabilities directly associated with assets held for sale as at December 31, 2017 and 2016:

	As at December 31,
	2017	2016
	(US$ millions)
Assets and liabilities reclassified as held for sale
Senegal operations	223	—
Towers Paraguay (see note C.3.4.)	7	—
Towers Colombia (see note C.3.4.)	1	—
Other	2	5
Total assets of held for sale	233	5
Senegal operations	77	—
Towers Paraguay	2	—
Total liabilities directly associated with assets held for sale	79	—
Net assets held for sale / book value	154	5

Ghana merger

As mentioned in note A.2.4., on March 3, 2017, Millicom and Bharti Airtel Limited (Airtel) announced that they have entered into an agreement for Tigo Ghana Limited and Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, Millicom and Airtel have equal ownership and governance rights in the combined entity. Necessary regulatory approvals were received in the course of September. As a result, our operations in Ghana have been classified as assets held for sale and discontinued operations as from September 28, 2017. The merger was completed on October 12, 2017.

F-99

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0206
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The assets and liabilities deconsolidated as a result of the merger were as follows:

Assets and liabilities reclassified as held for sale – Ghana

October 12, 2017
(US$ millions)
Intangible assets, net	12
Property, plant and equipment, net	77
Current assets	29
Cash and cash equivalents	8
Total assets of disposal group held for sale	126
Non-current financial liabilities	51
Current liabilities	50
Total liabilities of disposal group held for sale	102
Net assets / book value	24

For further details on the effect of the deconsolidation of the operations in Ghana, refer to note A.2.3.

Senegal

As mentioned in note A.1.3. Millicom announced that it had agreed to sell its Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and Teylium Group, subject to customary closing conditions and regulatory approvals. On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale by Millicom of its Tigo operation in Senegal to a consortium consisting of NJJ, Sofima (a telecom investment vehicle managed by the Axian Group) and Teyliom Group. The sale completed on April 27, 2018 and the operations in Senegal have been deconsolidated.

The assets and liabilities were transferred to assets held for sale in relation to our operations in Senegal as at February 7, 2017. The following assets and liabilities are classified as assets held for sale as at December 31, 2017:

Assets and liabilities reclassified as held for sale – Senegal

December 31, 2017
(US$ millions)
Intangible assets, net	50
Property, plant and equipment, net	124
Other non-current assets	1
Current assets	37
Cash and cash equivalents	11
Total assets of disposal group held for sale	223
Non-current financial liabilities	17
Current liabilities	60
Total liabilities of disposal group held for sale	77
Net assets held for sale / book value	146

Rwanda

On December 19, 2017, Millicom announced that it has signed an agreement for the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited. The total consideration of the transaction is approximately 6x 2017 adjusted EBITDA of the Rwandan operation, payable over two years, consisting of a mix of cash, vendor loan note and earn out.

F-100

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0207
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

The Group received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018. In accordance with Group practices, the Rwanda operations have been classified as assets held for sale as of January 23, 2018. Rwanda’s operations also represented a separate geographical area and did qualify for discontinued operations. As a result, the Group income statements for the years ended December 31, 2015, 2016 and 2017 have been restated accordingly to show the results on a single line in the income statements (‘Profit (loss) for the year from discontinued operations, net of tax’).

DRC

On February 8, 2016, Millicom announced that it had signed an agreement for the sale of its businesses in the Democratic Republic of Congo (DRC) to Orange S.A. for a total cash consideration of US$160 million adjusted for working capital movements and including US$10 million of cash hold-back subject to the completion of the disposal of the mobile financial services business (DRC Mobile Cash). The transaction was completed in respect of the mobile business (Oasis S.A.) on April 20, 2016, and includes certain indemnity and warranty clauses as well as other expenses directly linked with the disposal, which have been provided for as of December 31, 2017. The separate disposal of DRC Mobile Cash was completed in September 2016. As a result, US$10 million of the cash hold-back was received in October 2016. The sale of these operations generated a cash inflow of US$147 million, net of US$33 million of cash disposed.

The table below shows the assets and liabilities deconsolidated at the date of the disposal:

Assets and liabilities reclassified as held for sale – Oasis S.A.

April 20, 2016
(US$ millions)
Intangible assets, net	58
Property, plant and equipment, net	133
Other non-current assets	11
Current assets	42
Cash and cash equivalents	33
Total assets of disposal group held for sale	277
Non-current financial liabilities	44
Current liabilities	84
Total liabilities of disposal group held for sale	128
Net assets / Book value	149

In accordance with IFRS 5, the Group’s businesses in DRC (2016), Senegal and Ghana have also been classified as discontinued operations in the income statement. Comparative figures have therefore been represented accordingly. Financial information relating to the discontinued operations for the year ended December 31, 2017, 2016 and 2015 is set out below. Figures shown below are after intercompany eliminations.

F-101

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0208
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Results from discontinued operations

	Year ended December 31,
	2017	2016	2015
	(US$ millions)
Revenue	299	371	466
Cost of sales	(95)	(119)	(167)
Operating expenses	(131)	(174)	(280)
Depreciation and amortization	(37)	(79)	(122)
Other operating income (expenses), net	(4)	(6)	(54)
Gross gain on disposal of discontinued operations	39	32	—
Other expenses linked to the disposal of discontinued operations	(7)	(19)	—
Operating profit (loss)	64	6	(156)
Interest income (expense), net	(20)	(23)	(38)
Other non-operating (expenses) income, net	6	(10)	(25)
Profit (loss) before taxes	51	(26)	(218)
Credit (charge) for taxes, net	—	6	(20)
Net profit (loss) from discontinued operations	51	(20)	(239)

Cash flows from discontinued operations

	Year ended December 31
	2017	2016	2015
	(US$ millions)
Cash from (used in) operating activities, net	26	10	(20)
Cash from (used in) investing activities, net	(33)	(53)	(26)
Cash from (used in) financing activities, net	(22)	18	49

4G spectrum (UNE)

In accordance with the merger approval in 2014, spectrum to be returned to the Colombian government with carrying value of US$12 million (31 December 2014: US$15 million) at the date of the merger, was classified to assets held for sale at 31 December 2015 and 2014. During 2016, the 4G spectrum in Colombia has been reclassified from Assets held for sale to intangible assets, as the value of the spectrum will not be recovered through sale, but through use. A depreciation catch-up has been recorded in 2016 for US$11 million. In October 2016, the date on which UNE stopped rendering 4G services, the 4G spectrum was fully depreciated.

F-102

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0209
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

F. Other assets and liabilities

F.1. Trade receivables

Millicom’s trade receivables mainly comprise interconnect receivables from other operators, postpaid mobile and residential cable subscribers, as well as B2B customers. The nominal value of receivables adjusted for impairment approximates the fair value of trade receivables.

	2017	2016
	(US$ millions)
Gross trade receivables	597	593
Less: provisions for impairment of receivables	(211)	(206)
Trade receivables, net	386	387

Aging of trade receivables

	Neither past due nor	Past due (net of impairments)
	impaired	30–90 days	>90 days	Total
	(US$ millions)
2017:
Telecom operators	29	16	4	49
Own customers	186	52	34	273
Others	43	16	5	64
Total	259	83	43	386
2016:
Telecom operators	26	20	9	54
Own customers	162	66	25	252
Others	57	23	3	82
Total	244	108	36	387

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment is recorded when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are indicators of impairment. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The provision is recognized in the consolidated income statement within Cost of sales.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those maturing more than 12 months after the end of the reporting period. These are classified within non-current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

F-103

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0210
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

F.2. Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Inventories

	2017	2016
	(US$ millions)
Telephone and equipment	28	32
SIM cards	6	7
IRUs	3	6
Other	9	17
Inventory at December 31	45	62

F.3. Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.

From time to time, the Group enters into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2017, is recognized in Trade payables for an amount of US$25 million (2016: US$20 million).

F.4. Current and non-current provisions and other liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, risks specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expenses.

F.4.1. Current provisions and other liabilities

Current

	2017	2016
	(US$ millions)
Deferred revenue	86	112
Customer deposits	13	9
Current legal provisions	24	12
Tax payables	57	44
Customer and MFS distributor cash balances	144	139
Withholding tax on payments to third parties	17	17
Other provisions	1	10
Other current liabilities	83	134
Total	425	477

F-104

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0211
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

F.4.2. Non-current provisions and other liabilities

Non-current

	2017	2016
	(US$ millions)
Non-current legal provisions	15	28
Long-term portion of asset retirement obligations	69	78
Long-term portion of deferred income on tower sale and leasebacks	73	18
Long-term employment obligations	76	76
Accruals and payables in respect of spectrum and license acquisitions	31	31
Other non-current liabilities	70	54
Total	335	286

G. Additional disclosure items

G.1 Fees to auditors

	2017	2016	2015
	(US$ millions)
Audit fees	4.7	4.3	4.7
Audit related fees	0.3	0.3	0.3
Tax fees	0.2	0.2	0.3
Other fees	0.7	1.8	0.9
Total	5.9	6.6	6.2

G.2. Capital and operational commitments

Millicom has a number of capital and operational commitments to suppliers and service providers in the normal course of its business. These commitments are mainly contracts for acquiring network and other equipment, and leases for towers and other operational equipment.

G.2.1. Capital commitments

At December 31, 2017, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of US$194 million of which US$182 million are due within one year (December 31, 2016: US$179 million of which US$162 million were due within one year). Out of these commitments, respectively US$25 million and US$23 million related to Millicom’s share in joint ventures. (December 31, 2016: US$17 million of which US$14 million were due within one year).

G.2.2 Lease commitments

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and involves an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether or not the arrangement conveys a right to use the asset. The sale and leaseback of towers and related site operating leases and service contracts are accounted for in accordance with the underlying characteristics of the assets, and the terms and conditions of the lease agreements. On transfer to the tower companies, the portion of the towers leased back are accounted for as operating leases or finance leases according to the criteria set out above. The portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and was derived from the average technical capacity of the towers. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are recorded as operating expenses.

F-105

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0212
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Operating leases

Operating leases are all other leases that are not finance leases. Operating lease payments are recognized as expenses in the consolidated income statement on a straight-line basis over the lease term.

Operating leases mainly comprise land in which cell towers are located (including those related to towers sold and leased back) and buildings. Total operating lease expense from continuing operations for the year ended December 31, 2017, was US$118 million (2016: US$129 million; 2015: US$184 million – see note B.2.).

Annual operating lease commitments from continuing operations

	2017(i)	2016
	(US$ millions)
Within one year	130	117
Between one and five years	372	317
After five years	258	191
Total	759	625

(i)	The Group’s share in joint ventures operating lease commitments amount to US$194 million (2016: US$210 million) and are excluded from the table above.

Finance leases

Finance leases, which transfer substantially all risks and benefits incidental to ownership of the leased item to the lessee, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Where a finance lease results from a sale and leaseback transaction, any excess of sales proceeds over the carrying amount of the assets is deferred and amortized over the lease term. Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets, or the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Finance leases mainly comprise lease of tower space in Paraguay, Tanzania and Colombia (see note C.3.4.), lease of poles in Colombia and tower sharing in other countries. Other financial leases mainly consist of lease agreements relating to vehicles and IT equipment.

Annual minimum finance lease commitments from continuing operations

	2017(i)	2016
	(US$ millions)
Within one year	97	64
Between one and five years	404	262
After five years	477	308
Total	978	634

(i)	The Group’s share in joint ventures finance lease commitments amount to US$5 million (2016: nil) and are excluded from the table above.

The corresponding finance lease liabilities at December 31, 2017, were US$365 million (2016: US$295 million). Interest expense on finance lease liabilities amounted to US$65 million for the year 2017 (2016: US$48 million; 2015: US$48 million).

F-106

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0213
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

G.3. Contingent liabilities

G.3.1. Litigation and legal risks

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2017, the total amount of claims and litigation risks against Millicom and its operations was US$438 million, of which US$5 million related to its share in joint ventures (December 31, 2016: US$406 million, of which US$3 million related to its share in joint ventures).

As at December 31, 2017, US$29 million, of which US$2 million related to its share in joint ventures (December 31, 2016: US$43 million, of which US$1 million related to its share in joint ventures), has been provided for these risks in the consolidated statement of financial position. While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of Millicom Tanzania Ltd (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. As of December 31, 2017, Millicom was engaged in legal proceedings regarding this issue, which have since been resolved in its favor (see note I.). Millicom continues to fully consolidate Tigo Tanzania and no provision has been recorded in relation of this claim. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Millicom Tanzania Limited (operating as Tigo Tanzania) remains owned and controlled by Millicom.

On July 14, 2017, the International Commission Against Impunity in Guatemala (CICIG), disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala’s attorney general and CICIG executed search warrants on the offices of Comcel. As at December 31, 2017, the matter is still under investigation and management has not been able to assess the potential impact on these consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of December 31, 2017.

The following specific risks are excluded from the US$438 million above:

Colombia

A claim filed with the Civil Chamber of Bogota in Colombia against all mobile operators in Colombia in 2013, including our subsidiary in Colombia, by a group of approximately 20 individuals for approximately US$794 million. The claimants allege damages and losses suffered from third parties through illegal use of cellular phones in extortion attempts against the claimants.

The case has been inactive, with the exception of a mandatory settlement conference held among the parties under the court’s supervision, which did not result in a settlement agreement. This claim is considered by management to be entirely spurious and without foundation or substance. As a result, no provision has been made for this claim.

Other

At December 31, 2017, Millicom has various other less significant claims which are not disclosed separately in these consolidated financial statements because they are either immaterial or the related risk is remote.

F-107

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0214
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Potential improper payments on behalf of the Guatemala joint venture

On October 21, 2015, Millicom reported to law enforcement authorities in the United States and Sweden potential improper payments made on behalf of the Company’s joint venture in Guatemala. On May 4, 2016, Millicom received notification from the Swedish Public Prosecutor that its preliminary investigation has been discontinued on jurisdictional grounds. Millicom continued to cooperate with law enforcement authorities in the United States. As at December 31, 2017, this matter was still under investigation and management had not been able to assess the potential impact on these consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of December 31, 2017. In April 2018, the Justice Department informed Millicom that it is closing its investigation.

G.3.2. Tax related risks and uncertain tax position

The Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding application of tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for taxes.

In assessing whether and how an uncertain tax treatment affects the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, the Group assumes that a taxation authority with the right to examine amounts reported to it will examine those amounts and have full knowledge of all relevant information when making those examinations.

The Group has a process in place to identify its uncertain tax positions. Management then considers whether or not it is probable that a taxation authority will accept an uncertain tax treatment. On that basis, the identified risks are split into three categories (i) remote risks (risk of outflow of tax payments are 0 to 20%), (ii) possible risks (risk of outflow of tax payments are 21% to 49%) and probable risks (risk of outflow is more than 50%). The process is repeated every quarter by the Group.

If the Group concludes that it is probable or certain that the taxation authority will accept the tax treatment, the risks are categorized either as possible or remote, and it determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. The risks considered as possible are not provisioned but disclosed as tax contingencies in the Group consolidated financial statements while remote risks are neither provisioned nor disclosed.

If the Group concludes that it is probable that the taxation authority will not accept the Group’s interpretation of the uncertain tax treatment, the risks are categorized as probable, and it reflects the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates by generally using the most likely amount method – the single most likely amount in a range of possible outcomes.

If an uncertain tax treatment affects both deferred tax and current tax, the Group makes consistent estimates and judgments for both. For example, an uncertain tax treatment may affect both taxable profits used to determine the current tax and tax bases used to determine deferred tax.

If facts and circumstances change, the Group reassesses the judgments and estimates regarding the uncertain tax position taken.

At December 31, 2017, potential tax risks estimated by the Group amount to US$313 million of which provisions of US$53 million have been recorded representing the probable amount of eventual claims and required payments related to those risks (2016: US$311 million of which provisions of US$65 million were recorded). Out of these potential claims and provisions, respectively US$38 million (2016: US$96 million) and US$2 million (2016: US$9 million) related to Millicom’s share in joint ventures.

F-108

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0215
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

G.4. Non-cash investing and financing activities

Non-cash investing and financing activities from continuing operations

	Note	2017	2016	2015
	(US$ millions)
Investing activities
Acquisition of property, plant and equipment, including finance leases	E.2.2.	(174)	34	(54)
Asset retirement obligations	E.2.2.	(20)	(17)	(9)
Financing activities
Finance leases	G.2.2.	192	1	30
Share based compensation	B.4.1.	22	14	19

G.5. Related party balances and transactions

The Group’s significant related parties are:

•	Kinnevik AB (Kinnevik) and subsidiaries, Millicom’s principal shareholder;

•	Helios Towers Africa Ltd, in which Millicom holds a direct or indirect equity interest (see note A.3.2.);

•	EPM and subsidiaries, the non-controlling shareholder in our Colombian operations (see note A.1.2.);

•	Miffin Associates Corp and subsidiaries, our joint venture partner in Guatemala.

Kinnevik

Millicom’s principal shareholder is Kinnevik. Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing, paper and financial services industries. At December 31, 2017, Kinnevik owned approximately 38% of Millicom (2016: 38%). During 2017, 2016 and 2015, Kinnevik did not purchase any Millicom shares. There are no significant loans made by Millicom to or for the benefit of Kinnevik or Kinnevik controlled entities.

During 2017 and 2016 and 2015, the Company purchased services from Kinnevik subsidiaries including fraud detection, procurement and professional services. Transactions and balances with Kinnevik Group companies are disclosed under Other in the tables below. Also refer to note A.3. for further details with respect to the disposal of one portion of our investment in Milvik AB.

Helios Towers

Millicom sold its tower assets and leased back a portion of space on the towers in several African countries and contracted for related operation and management services with HTA. The Group has future lease commitments in respect of the tower companies (see note G.2.2.).

Miffin Associates Corp (Miffin)

The Group purchases and sells products and services from Miffin Group. Transactions with Miffin represent recurring commercial operations such as purchase of handsets, and sale of airtime.

Empresas Públicas de Medellín (EPM)

EPM is a state-owned, industrial and commercial enterprise, owned by the municipality of Medellin, and provides electricity, gas, water, sanitation, and telecommunications. EPM owns 50% of our operations in Colombia.

F-109

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0216
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Expenses from transactions with related parties

	2017	2016	2015
	(US$ millions)
Purchases of goods and services from Miffin	(181)	(167)	148
Purchases of goods and services from EPM	(36)	(22)	17
Lease of towers and related services from Helios	(28)	(35)	36
Other expenses	(4)	(9)	5
Total	(250)	(233)	206

Income and gains from transactions with related parties

	2017	2016	2015
	(US$ millions)
Sale of goods and services to EPM	18	18	19
Sale of goods and services to Miffin	277	261	253
Other revenue	1	10	4
Total	295	289	276

As at December 31, the Company had the following balances with related parties:

	Year ended December 31,
	2017	2016
	(US$ millions)
Non-current and current liabilities
Payables to Guatemala joint venture(i)	273	245
Payables to Honduras joint venture(ii)	135	118
Payables to EPM	3	3
Other accounts payable	10	20
Sub-total	421	386
Finance lease liabilities to tower companies(iii)	108	85
Total	529	471

(i)	Shareholder loans bearing interests. Out of the amount above, US$124 million are due over more than one year.

(ii)	Amounts payable mainly consist in dividend advances. Dividend will be declared in 2018.

(iii)	Disclosed under Debt and other financing in the statement of financial position.

	Year ended December 31,
	2017	2016
	(US$ millions)
Non-current and current assets
Receivables from EPM	3	4
Receivables from Guatemala and Honduras joint ventures	25	—
Advance payments to Helios Towers Tanzania	8	10
Receivable from TigoAirtel Ghana(i)	40	—
Other accounts receivable	1	3
Total	77	17

(i)	Disclosed under Other non-current assets in the statement of financial position. See note A.2.4.

F-110

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0217
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

H. IPO – Millicom’s operations in Tanzania

In June 2016, an amendment to the Electronic and Postal Communications Act (EPOCA) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorized share capital in a public offering on the Dar Es Salaam Stock Exchange by December 31, 2016. As of December 31, 2017, only one company had completed a public offering. Early 2017, Tigo Tanzania, Zantel and Telesis each received from the Tanzanian Communications Regulatory Authority (TCRA) a notice of material breach of the license giving thirty-days to comply. Millicom has signaled its intention for its subsidiaries to comply with the law and list its businesses but did not complete the public offerings by such time and will not be able to do so until the incorrect filing related to Tigo Tanzania made in the commercial register are corrected (see note G.3.1.). Accordingly, Millicom’s businesses in Tanzania may face sanctions from the regulator or other government bodies, which could include financial penalties, or even suspension or cancellation of its license although to-date there has been no notification from the TCRA of any indication or intention to proceed with sanctions. Management is currently not able to assess the financial impact on its consolidated financial statements (although the Company deems the suspension or cancellation of the license to be unlikely) and therefore, no provision has been recorded as of December 31, 2017.

I. Subsequent events

Dividend

On February 6, 2018, Millicom’s Board decided to propose to the AGM of the shareholders a dividend distribution of US$2.64 per share to be paid in two equal installments in May and November 2018, out of Millicom profits for the year ended December 31, 2017. The AGM of the shareholders approved such decision on May 4, 2018.

Africa disposals

On January 31, 2018, the Group announced that it has completed the transaction announced on December 19, 2017 for the sale of its Rwanda operation to subsidiaries of Bharti Airtel Limited (see note A.1.3).

On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale by Millicom of its Tigo operation in Senegal to a consortium consisting of NJJ, Sofima (a telecom investment vehicle managed by the Axian Group) and Teylium Group (see note A.1.3).

Tower sale and lease back – El Salvador

On February 6, 2018, we entered into a sale-leaseback agreement with SBA Communications related to a portfolio of approximately 800 towers in El Salvador. As a result of the transaction, Millicom expects to receive cash proceeds of around US$145 million.

Potential improper payments on behalf of the Guatemala joint venture

As disclosed in note 11, in October 2015, Millicom voluntarily reported to the U.S. Department of Justice potential improper payments made on behalf of the company’s joint venture in Guatemala and, since then, has cooperated fully with the Justice Department's investigation. On April 23, 2018, the Justice Department informed Millicom that it is closing its investigation (see note G.3.1).

SEK bond

On July 19, 2018, Millicom announced that it has exercised its option to redeem our SEK 2,000,000,000 Senior Unsecured Floating Rate Notes due 2019 at a price equal to 101.45% of the nominal amount plus accrued and unpaid interest (see note C.3.1). The Redemption Date will be August 9, 2018, and the Record Date will be August 2, 2018.

F-111

Confidential treatment requested by the registrant for its submission of this draft registration	MIC-0218
statement pursuant to Securities and Exchange Commission Rule 83

Millicom International Cellular S.A.

Notes to the consolidated financial statements
for the years ended December 31, 2017, 2016 and 2015 – continued

Listing

On July 19, 2018, Millicom announced its plans to register with the U.S. Securities and Exchange Commission and to list its common shares on a U.S. stock exchange, while also maintaining its current listing on Nasdaq Stockholm, where our shares currently trade in the form of Swedish Depository Receipts.

Improper filling of shareholding in Millicom Tanzania Ltd

On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Millicom Tanzania Limited (operating as Tigo Tanzania) remains owned and controlled by Millicom (see note G.3.1). This ruling follows an improper filing of shareholder claims by a third party alleging to have acquired shares through proceedings that have now been quashed by the Court of Appeal. The commercial register will now be corrected to show the Millicom group as the ultimate owner of 100% of the shares in Tigo Tanzania.

F-112